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82- SUBMISSIONS FACING SHEET

MICROFICHE [redacted]

01051173

REGISTRANT'S NAME Zhejiang Expressway Co., Ltd.

*CURRENT ADDRESS 19/F Zhejiang World Trade Center
15 Shuguang Road
Hangzhou City, Zhejiang Province
PRC 10007

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5237 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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PROCESSED
APR 12 2002
THOMSON
FINANCIAL

P

OICF/BY: Amie O'Brien

DATE : 1/23/02

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

BEST AVAILABLE COPY

82-5237



Pursue Excellence, Enhance Value.

AR/S
12-31-00

01 NOV 13 AM 8:47

2000 Annual Report

Pursue Excellence,
Enhance Value.

"Pursue Excellence, Enhance Value" has always been the Group's operating philosophy. Whether it is for our toll road operations or other ancillary businesses, we adhere to such a motto and will never cease to improve the management of our core businesses and our corporate governance. We aim to excel in every business that we are in, so as to enhance shareholder value and to contribute our best to our customers, business partners, employees and the society.

CONTENTS

	Page
Company Profile	2
Major Corporate Events	4
Financial and Operating Highlights	6
Chairman's Statement	8
Management Discussion and Analysis	14
Directors, Supervisors and Senior Management Profiles	34
Report of the Directors	40
Report of the Supervisory Committee	54
Report of the International Auditors	56
- Consolidated Income Statement	58
- Consolidated Statement of Recognised Gains and Losses	59
- Consolidated Balance Sheet	60
- Consolidated Cash Flow Statement	62
- Balance Sheet	64
- Notes to Financial Statements	66
Corporate Information	105
Location Map of Expressways Operated by the Group	106

DENISE M.K. WONG
Solicitor
Herbert Smith
Hong Kong SAR

Company Profile

Zhejiang Expressway Co., Ltd. is an infrastructure company principally engaged in investing in, constructing and managing high grade roads. The Company and its subsidiaries also carry out certain ancillary businesses such as automobile servicing and the operations of gas stations and bill board advertising along expressways.

The Company was incorporated on March 1, 1997 as the main vehicle of the Zhejiang Provincial Government for investing in, constructing and operating expressways and class 1 roads in Zhejiang Province.

The H Shares of the Company, which represent approximately 33% of the issued share capital of the Company, were listed on the Hong Kong Stock Exchange in May 1997, and subsequently obtained a secondary listing on the London Stock Exchange Limited in May 2000.

While the Company will keep its foothold on the toll road sector and will continue to search for investment opportunities in the sector, it has also begun to seek investment opportunities in other infrastructure sectors such as water and gas supply networks as well as port and wharf facilities in line with the Company's vision of becoming a leading Chinese infrastructure investment company and its ultimate objective of maximizing shareholder value.

Set out below is the corporate and business structure of the Company and its subsidiaries, as well as associates and a jointly-controlled entity.



Holders of H Shares
Investment Co
33%
67%*
70%
80%
84.2%
51%
61%
50%
50%
30%
Advertising Co
Gaotong Co
Petroleum Co
Shida Co
JoinHands Technology
100%
100%
Advertising
Processing and sale of stones and stone related products
Jiaxing Section 88.1 km
Yuhang Section 11.1 km
Hangzhou Section 3.4 km
Shanghai - Hangzhou Expressway 102.6 km
Hangzhou - Ningbo Expressway 145.0 km
Shangsan Expressway 142.0 km
Operation of gas stations; and sale of petroleum related products
Development, operation, and management Shida Road
Development and application of computer technologies
subsidiary
associated
jointly-controlled entity

* Upon completion of relevant legal procedures, Huajian will become a shareholder of the Company with 11% interest in the issued share capital of the Company. Provincial Investment Co' s interest in the issued share capital of the Company will be reduced to 56%.

Definition of Terms

Advertising Co	Zhejiang Expressway Advertising Co., Ltd., a 70% owned subsidiary of the Company
A Shares	the domestic ordinary shares of RMB1.00 each in the share capital of the Company proposed to be issued by the Company
Board	the board of directors of the Company
Company	Zhejiang Expressway Co., Ltd., a joint stock limited company incorporated in the PRC with limited liability on March 1, 1997
CSRC	China Securities Regulatory Commission
Domestic Shares	shares of nominal value of RMB1.00 each in the share capital of the Company, subscribed for in Renminbi
Gaotong Co	Zhejiang Gaotong Stone Development Co., Ltd., an 80% owned subsidiary of the Company
GDP	gross domestic product
Group	the Company and its subsidiaries
H Shares	the overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Huajian	Huajian Transportation Economic Development Center, a state-owned enterprise
Jiaxing Co	Zhejiang Jiaxing Expressway Co., Ltd., an 84.2% owned subsidiary of the Company
JoinHands Technology	JoinHands Technology Co., Ltd., a 30% owned associate of the Company
Listing Rules	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
Petroleum Co	Zhejiang Expressway Petroleum Development Co., Ltd., a 50% owned associate of the Company
PRC	the People's Republic of China
Provincial Investment Co	Zhejiang Provincial High Class Highway Investment Co., Ltd., a state-owned enterprise
RMB	Renminbi, the lawful currency of the PRC
Shangsan Co	Zhejiang Shangsan Expressway Co., Ltd., a 61% owned subsidiary of the Company
Shida Co	Hangzhou Shida Highway Co., Ltd., a 50% jointly-controlled entity of the Company
Supervisory Committee	the supervisory committee of the Company
Yuhang Co	Zhejiang Yuhang Expressway Co., Ltd., a 51% owned subsidiary of the Company

Major Corporate Events

February 23, 2000

Annual results for 1999 were announced in Hong Kong.

February 28, 2000

An extraordinary general meeting was held in Hangzhou to elect a new session of Directors and Supervisors; an Audit Committee was established under the Board.

March, 2000

The Company continued to be enlisted as a constituent stock in Morgan Stanley Capital International's China Free Index.

April 6, 2000

The Company acquired a 30% ownership interest in JoinHands Technology.

May 5, 2000

The H Shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange Limited.

May 25, 2000

The 1999 annual general meeting was convened.

July 18, 2000

The Ministry of Foreign Trade and Economic Cooperation of the PRC issued its approval to change the Company's status from being a joint stock company with limited liabilities to a foreign-invested joint stock company with limited liabilities.

September 25, 2000

The Company acquired a further 6% ownership interest in Shangsan Co.

December, 2000

In the 2000 Reuters Survey of Global Emerging Markets conducted by Tempest Consultants Limited, the Company was ranked second by brokerage analysts in transparency and quality of reporting and disclosure among listed companies in the Emerging Markets in Asia.

December 26, 2000

The Shangsan Expressway, totaling 142 km in length, was completed and formally opened to traffic and began toll collection.

December 28, 2000

Provincial Investment Co transferred 476,760,000 state-owned shares representing approximately 11% of the issued share capital of the Company originally held by Provincial Investment Co to Huajian. However, according to relevant PRC laws, legal procedures in relation to the above share transfer were not completed as of December 31, 2000.

January 4, 2001

The China Classification Society Quality Assurance Ltd. certified the quality system of the Company in expressway management as conforming to Quality Standard GB/ TI9002-1994 idt ISO9002: 1994.

January 8, 2001

The Company announced the proposal to issue not more than 300 million A Shares and the proposed acquisition of a further 18.4% ownership interest in Shangsan Co.

Results

Turnover	463,692	655,069	1,050,498	**1,188,604**
Profit Before Tax	372,226	547,100	706,552	**879,752**
Tax	(58,639)	(73,795)	(71,810)	**(186,391)**
Minority Interests	(17,255)	(68,914)	(86,431)	**(57,360)**
Net Profit From Ordinary Activities Attributable To Shareholders	296,332	404,391	548,311	**636,001**
Earnings Per Share (EPS)	7.77 cents	9.31 cents	12.62 cents	**14.64 cents**

Return on Equity (ROE)

ROE	3.61%	4.97%	6.50%	**7.35%**

Monthly Average Daily Full Trip Traffic Volume of Shanghai-Hangzhou-Ningbo Expressway

January	9,881	12,559	**17,125**	17,290
February	9,683	11,688	**13,853**	18,450
March	11,096	13,686	**18,082**	—
April	12,159	15,061	**19,458**	—
May	11,485	14,474	**19,061**	—
June	11,264	14,066	**17,496**	—
July	11,004	14,546	**17,058**	—
August	11,115	15,204	**17,738**	—
September	12,448	16,610	**18,750**	—
October	12,710	17,012	**18,300**	—
November	13,028	16,744	**18,155**	—
December	13,424	16,386	**17,990**	—


1,400
1,200
1,000
800
600
400
200
0
464
655
1,050
1,189
1997
1998
1999
2000


700
600
500
400
300
200
100
0
296
404
548
636
1997
1998
1999
2000


16
14
12
10
8
6
4
2
0
7.77
9.31
12.62
14.64
1997
1998
1999
2000


8
7
6
5
4
3
2
1
0
3.61
4.97
6.50
7.35
1997
1998
1999
2000


Full Trips
21,000
19,000
17,000
15,000
13,000
11,000
9,000
7,000
5,000
3,000
1,000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
1998
1999
2000
2001







"We emphasize the focus on toll road operations, and on the premise of consolidating our core business operations, we aim to further develop ancillary *businesses and gradually expand into other* infrastructure sectors."





Chairman's Statement

The Group achieved steady growth in its 2000 operating results. I am pleased to note that this is the fourth consecutive year of growth since the listing of the H Shares on the Hong Kong Stock Exchange in May 1997.

The achievement is a reflection of the continued economic developments in the region where the Company operates. It is also a reflection of the diligence and efforts of the Company's management and employees. It is mainly due to these two factors that the Company was able to achieve all-round progress during the past year.



- **Steady corporate strategy**

The growth in 2000 was also a result of the Company's adherence to a steady corporate strategy. We emphasize the focus on toll road operations, and on the premise of consolidating our core business operations, we aim to further develop ancillary business and gradually expand into other infrastructure sectors. We set out strict criteria on returns and risks when choosing investment projects, and require these projects to be in line with the Company's long term growth strategy.

- Focusing on core business operation

The most important part of the Company's corporate strategy is its focus on developing the toll road business. Currently, 97.3% of the Company's turnover is attributable to the Company's core business of toll road operations. The business provides strong positive cash inflows to the Company, and serves as a solid foundation for the Company's growth.

The toll road business is a relatively new industry, in which we strive to become a leader. In order to enhance the Company's core competence in the toll road business, we adhere to the operating tenet of "pursue excellence", and continuously improve our key operations. We have established a quality assurance system which focuses on customers and have upgraded our toll collection system and maintenance techniques, enabling us to provide faster and more convenient service to our customers.

We have also expanded the Company's asset base and profitability through acquisition of additional interests in our existing expressways.

- Expanding ancillary businesses

The expansion of ancillary businesses can increase the value of toll roads. In addition to enjoying steady returns as evidenced from the petroleum business, the Group also excels in this regard, as evidenced by the 175% growth in the operation of its advertising business along its expressways.

- Looking into other infrastructure sectors

  In order for the Company to become a leading infrastructure company in the PRC by 2010, we must be well informed of the developments in the infrastructure sector outside of toll road operations. We have begun research into this area which I believe is a necessary step before we expand into a new business arena.

- **An economy in transition**

We are in the era of a changing economy, which is undergoing a transition from a "planned economy" to a "market economy", and from a "traditional economy" to a "new economy". The most obvious characteristic of an economy in transition is the acceleration of changes, even to the extent of affecting people's value systems.

The fact is that "change" is the only thing that will never change. The key is not whether to change or not, but how to manage change. We believe this means managing risks and grasping opportunities. While trying to minimize uncertainties, what we ought to do is to seize development opportunities and continuously provide value and good return to our shareholders.

- **Continuously improving corporate governance**

In order to ensure the Company's strategy always stays on the right track, and that it sustains its excellent performance, the Company is committed to continuously improving its corporate governance.

As an important part and basis of improving its corporate governance, the second session of the Board and Supervisory Committee increased the number of non-executive and independent members. The profiles of the members of the Board and Supervisory Committee are provided on pages 34 to 39.

In addition, two sub-committees were formed under the Board in 2000. One is the Audit Committee, comprising five non-executive Directors, the other is the strategic development committee comprising four executive Directors.

We believe that the increase in these non-executive and independent members, as well as the setting up of the two sub-committees, will help us to make wiser strategic decisions and enhance internal controls.

What is worth mentioning is that two overseas investment funds have each invested in more than 10% of the Company's H Shares, thus becoming major overseas shareholders of the Company. We are very pleased with this development, and welcome more value-based long-term investors to become our shareholders. In addition, as a result of a transfer of state-owned shares, Huajian will become the Company's second largest shareholder. We believe that the joining of overseas institutional investors as well as Huajian as our major shareholders will provide further impetus to our efforts in improving corporate governance.

We are confident that we can do better in corporate governance, and will carry out the following two initiatives in addition to the above:

1. To use strategies such as salary, bonus and long-term motivation schemes to align the interest of the management with that of our shareholders; and

2. To gradually improve the Company's organization structure to closely monitor the strategic decisions made by the top management.

- **Corporate culture**

The Company promotes a corporate culture of "harmony and openness", because we believe a corporate culture like this is beneficial to our customers, employees, shareholders and the society at large. In particular, we encourage employees to work in a harmonious and open atmosphere, continuously learning new knowledge and techniques. Indeed, our staff have demonstrated team spirit while working diligently. We also welcome capable individuals to join our team.

Furthermore, the Company continues to improve corporate transparency, maintaining an open channel of communication with investors and shareholders. This is also an extension of the Company's corporate culture of "harmony and openness".

- **Outlook**

The Group's growth will come from the organic growth of its expressway assets such as the Shanghai-Hangzhou-Ningbo Expressway, as well as from the addition of more value-added projects. In the next few years, along with the deepening of the PRC's reforms, taking advantage of the PRC's imminent accession to the World Trade Organization and the Company's research into other sectors of infrastructure, we will seize more expansion opportunities, providing higher growth and creating more value to our shareholders.

- **Appreciation**

Finally, I would like to thank every employee of the Group for their hard work during the past year, and to extend my sincere gratitude toward Mr. Ying Shudeng and Mr. Xu Yikuang, who have retired from their positions of Directors, for their invaluable contribution during the Company's establishment and development.









"The Company initiated a campaign to establish a service quality assurance system covering all aspects of expressway management... aimed at improving the quality of service on the expressways operated by the Group and establishing the Company as a leading toll road operator."



Management Discussion and Analysis

BUSINESS REVIEW

In 2000, relying mainly upon organic growth in traffic volume and expanded operations in ancillary businesses, the Group achieved solid growth in both revenue and net profit, which increased by 13.1% and 16.0% over that of 1999 to RMB1,188.6 million and RMB636.0 million, respectively.

Income generated from the core business operation of toll roads continued to constitute the dominant share of overall revenue, which grew by 12.1% over that of 1999 to reach approximately RMB1,219.7 million, whilst contribution from certain ancillary businesses such as road-side advertising demonstrated outstanding growth potential.

The Operating Environment

Three years after a financial crisis had swept through Asia, the PRC economy successfully achieved a turnaround in 2000 with a GDP growth rate of 8.0%. Once again, taking advantage of its strategic location and well-diversified economic structure, Zhejiang Province outpaced the national average GDP growth rate by three percentage points, making it one of the most economically dynamic provinces in the East Coast region of the PRC.

GDP Growth Rate: PRC vs Zhejiang


Growth %
14
12
10
8
6
4
2
0
12.7
9.6
11.1
8.8
10.1
7.8
10
7.1
11
8.0
1996
1997
1998
1999
2000
PRC GDP Growth
Zhejiang Province GDP Growth

2000	**8,940**	**8.0**	**603**	**11.0**
1999	8,191	7.1	537	10.0
1998	7,835	7.8	499	10.1
1997	7,446	8.8	464	11.1
1996	6,789	9.6	415	12.7

Zhejiang Province is one of the leading provinces with the most active non state-owned primary industries in the country, most of which are small enterprises capable of adapting quickly to changing markets.

Total Output of state-owned Enterprise vs Non state-owned Enterprise in Primary Industry in 1999


19.5%
RMB24,155mn
80.5%
RMB102,620mn
State-owned
Non state-owned

Composition of Value-added Primary Industry in Zhejiang Province

State-owned	**24,155**	19.5	-2.3
Non state-owned	**102,620**	80.5	+2.3

Economic Performance of East Coast Cities and Provinces in 2000

Shandong Province	766,210	10.1	8,673
Jiangsu Province	769,782	10.1	10,665
Shanghai	403,496	10.2	30,805
Zhejiang Province	**536,489**	**10.0**	**12,037**
Fujian Province	355,024	10.0	10,797
Guangdong Province	846,431	9.5	11,728

Accompanying the country's economic growth was the rapid expansion of its expressway network. Over the past five years, total mileage of expressways constructed in the PRC grew by 647% to reach approximately 16,000km, the third largest expressway network in the world after the United States and Canada. During the same period, total mileage of expressways constructed in Zhejiang Province reached approximately 627km, of which the Group operates approximately 390km.

Cumulative Mileage of Expressways in Zhejiang Province

Mileage (km)	158	168	344	392	**627**	770*	1,310*

* *Forecast figures*

The rapid development of the expressway network in the PRC over the past five years contributed to increased proportions of passenger and freight transport carried by expressways. This in turn created even more demand for expressways, which are increasingly the preferred choice of transport by offering not only more convenient, but also faster and safer services compared to other modes of transportation.

Heavy Reliance on the Road Transportation


Passenger Transport
7.18%
1.37%
0.44%
91.01%
Freight Transport
12.93%
8.87%
0.01%
76.62%
Roads
Railways
Waterways
Civil aviation

Proportion of Passenger and Freight Transport among Various Modes of Transportation in 1999

Roads	**91.01%**	**76.62%**
Railways	7.18%	12.93%
Waterways	1.37%	8.87%
Civil aviation	0.44%	0.01%
Total	100%	98.43%

In parallel with strong economic growth and an increasingly refined road network, ownership of civil vehicles including cars, buses and trucks in the PRC jumped from 11 million in 1996 to 16 million in 2000. Demand for civil vehicles in 2001 is estimated to reach 2.37 million, a substantial amount of which is expected to come from the increasing demand for private vehicle ownership.

Number of Civil Vehicles in the PRC

Number of vehicles ('000)	11,000	12,190	13,190	14,530	**15,800**

The combination of rapid growth in the economy and vehicle ownership, together with an increasingly refined expressway network, has created a favorable environment for the Group's core business of toll road operations.

Analysis of Business Operations

Toll Road Operations

During the year under review, toll income for the Group reached approximately RMB1,219.7 million, representing an increase of approximately 12.1% over that of 1999. Contributions from Shanghai-Hangzhou-Ningbo Expressway (comprising Jiaxing Section, Yuhang Section and Hangzhou Section of the Shanghai-Hangzhou Expressway, and the Hangzhou-Ningbo Expressway) and Shangsan Expressway respectively, were as follows:

Shanghai-Hangzhou Expressway			
Jiaxing Section	389,570	31.9	+25.2
Yuhang Section	101,323	8.3	+24.1
Hangzhou Section	31,090	2.5	+20.2
Hangzhou-Ningbo Expressway	659,489	54.2	+18.6
Shangsan Expressway	38,200	3.1	N/A*
Total	1,219,672	100.00	—

* *For details please see the section headed "Shangsan Expressway" below.*

Growth in Toll Road Operations



Toll Income (RMB million)
1,400
1,200
1,000
800
600
400
200
0
1999
2000
Jiaxing Section
Yuhang Section
Hangzhou Section
Hangzhou-Ningbo Expressway
Phase I of Shangsan Expressway
Yuhang East Connecting Road





Shanghai-Hangzhou-Ningbo Expressway

The Shanghai-Hangzhou-Ningbo Expressway (Zhejiang section), totaling 248km in length, became fully operational in December 1998. With 20 toll stations and three service areas, it is the only expressway directly linking the three major cities of Shanghai, Hangzhou and Ningbo along the East Coast of China, forming part of the twelve "National Trunk Roads" planned by the central government.

Since the completion of the entire Shanghai-Hangzhou-Ningbo Expressway, the economic significance of the expressway to the surrounding region has become increasingly apparent. During the first ten months of 2000, contracted foreign investment in the cities and counties along the expressway amounted to 89% of the total contracted foreign investment in Zhejiang Province during the same period.

The importance of the Shanghai-Hangzhou-Ningbo Expressway in Zhejiang Province is further reflected by the outstanding growth of its traffic volume during 2000, which grew by approximately 20% on average over that of 1999, details of which are shown below:

Monthly Average Daily Full Trip Traffic Volume in 2000

January	29,133	37.04	28,469	33.92	15,389	51.60	17,025	28.87
February	22,382	19.17	21,845	18.42	12,771	20.61	13,693	17.18
March	31,378	28.03	30,534	28.22	16,583	36.13	17,719	30.34
April	33,914	26.59	32,996	26.31	18,258	31.56	18,801	28.31
May	33,013	29.44	32,196	29.09	18,173	35.40	18,254	29.96
June	30,554	27.08	29,677	26.45	16,619	27.77	16,779	22.04
July	30,279	23.81	29,426	23.12	16,550	19.18	16,096	15.07
August	31,861	24.60	30,977	23.89	17,410	19.89	16,576	13.43
September	34,640	23.48	33,548	22.41	17,708	13.56	17,864	10.81
October	33,096	12.61	32,233	11.60	17,679	9.35	17,249	5.72
November	33,180	14.94	32,326	13.86	17,642	14.45	17,014	3.94
December	33,045	18.12	32,123	16.59	17,474	17.50	16,854	4.20
Average	31,403	23.29	30,559	22.57	16,869	23.48	17,005	17.41

The growth trend in traffic volume throughout the year was fairly consistent with those of previous years. However, the percentage of growth during the second half of the year was substantially less than average. This was mainly due to the temporary closure of certain sections of parallel national roads for maintenance and renovations during the second half of 1999, which continued into the first half of 2000.

The temporary closure diverted additional traffic onto parallel sections of the Shanghai-Hangzhou-Ningbo Expressway, resulting in a higher basis of comparison in traffic volume for the second half of 2000. In addition, the occurrence of heavy fog in the fourth quarter of the year forced the expressway to be closed on several occasions, further curbing traffic volume growth.

Daily Traffic Volume of Shanghai-Hangzhou-Ningbo Expressway



Full trips
21,000
19,000
17,000
15,000
13,000
11,000
9,000
7,000
5,000
3,000
1,000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
1998
1999
2000
2001

As the above special circumstances were short-term, the slowdown in traffic volume growth during the second half of 2000 is not expected to continue into 2001.

A toll rate adjustment took place on July 1, 1999, which increased distance-based mileage fees for Class 1 vehicles from 40cents per vehicle per km to 45cents per vehicle per km, resulting in an overall increase in toll charges by approximately 5%. The current toll rates and corresponding percentage of the various classes of vehicles traveling on the Shanghai-Hangzhou-Ningbo Expressway are as follows:

1	Cars, vans and trucks of 2 tons or less	5.00	0.45	65.93
2	Buses and trucks of over 2 tons but not more than 5 tons	10.00	0.80	3.53
3	Minibus and trucks of over 5 tons but not more than 10 tons	15.00	1.20	9.31
4	Trucks of over 10 tons but not more than 20 tons	20.00	1.60	1.12
5	Trucks over 20 tons	25.00	2.00	0.12

Of the RMB1,181.5 million toll income collected on the Shanghai-Hangzhou-Ningbo Expressway in 2000, 14.5% was attributable to entrance fees.



Shangsan Expressway

The Shangsan Expressway (formerly known as the Shangyu-Sanmen Road) is a 142km four-lane expressway connecting the Hangzhou-Ningbo Expressway and the Ningbo-Taizhou-Wenzhou Expressway. It runs from Guzhu Interchange on the Hangzhou-Ningbo Expressway at the northern end to Wuao Interchange on the Ningbo-Taizhou-Wenzhou Expressway at the southern end, with a total of 11 toll stations and three service areas situated in between.

The construction of the Shangsan Expressway was divided into two phases. Phase 1, consisting of four short sections in Shangyu, Shenzhou, Xinchang and Tiantai with a total length of 37.5 km, has been operational since February 1997 whilst the construction of Phase 2 commenced in February 1998.

Due to the construction of Phase 2, Phase 1 had been only partially operational since January 2000, until the entire Phase 1 ceased toll collection in August. Average daily traffic volume in full trips during the period of partial operation was 6,699, representing a decrease of 7.9% over the daily average in 1999. The entire Shangsan Expressway was completed and formally opened to traffic and started toll collection on December 26, 2000.

In the concession agreement in relation to the Shangsan Expressway entered into between the Company and the Zhejiang provincial government dated October 31, 1997, the provincial government has undertaken to the Company that toll rates of Shangsan Expressway may be set at a level of not less than 90% of the toll rates charged for the Shanghai-Hangzhou-Ningbo Expressway.

Daily Traffic Volume of Shangshan Expressway


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
1999
2000
2001

Accordingly, the provincial government approved on December 25, 2000 the toll rates proposed for the Shangsan Expressway at the same level as those on the Shanghai-Hangzhou-Ningbo Expressway, except for the mileage fees for Class 1 vehicles which is 0.40 RMB/vehicle/km, with effect immediately upon the commencement of operation of the expressway.

The operation of, and the toll collection on, the Shangsan Expressway will be carried out by Shangsan Co, which will also be responsible for routine maintenance. Any major overhaul will be put out to tender. In addition, through a monitoring and toll collection center operated by the Company, Shangsan Expressway is placed under a unified operation system with the Shanghai-Hangzhou-Ningbo Expressway. Vehicles travelling through the intersection of these two expressways will not have to stop to settle fees.

Shida Road

Shida Road is a 9.45km connecting road operated by Shida Co. Its main function is to provide an additional route for traffic flow between the Shanghai-Hangzhou-Ningbo Expressway and the city of Hangzhou. Average daily traffic volume in 2000 grew by 60% over that of 1999 to reach approximately 4,104 vehicles, and toll income grew by 82% to reach approximately RMB11.03 million.

Although interest payments on commercial loans continued to outweigh operating profit, and Shida Co recorded a loss of approximately RMB15.57 million during the year, the operation of Shida Road nevertheless enhanced the overall accessibility of the Shanghai-Hangzhou-Ningbo Expressway. As the metro area of Hangzhou continues to expand, more vehicles will be using the Shida Road for access to the Shanghai-Hangzhou-Ningbo Expressway, and profitability of Shida Co is expected to improve accordingly.

Other Businesses

Petroleum Co

The global rise in crude oil and petroleum product prices during the year did not have a significant impact on the business performance of Petroleum Co. However, due to changes in the PRC distribution system of petroleum products which took place in late 1999, Petroleum Co's wholesale business in petroleum products was reduced by approximately 50%. In response to this latest development, Petroleum Co reduced its registered capital by RMB200 million, and re-focused its business operations on retail sales of petroleum products. Petroleum Co's net profit contribution to the Group in 2000 was approximately RMB28.1 million, representing a return on capital of approximately 26%.

Advertising Co

Advertising Co, which operates billboard advertising along expressways operated by the Group, was successful in reaching out to a wider market through extensive use of intermediate advertising agents. Turnover for the year was approximately RMB14.2 million, and net profit was approximately RMB12.7 million, representing increases of 175% and 326% over that of 1999, respectively.

JoinHands Technology

JoinHands Technology is a start-up company principally engaged in the application of computer technologies in the areas of anti-counterfeiting and modern logistics management networks. Since the Company's investment in April 2000, JoinHands Technology made a breakthrough in opening up markets with the introduction of its technology to the local merchandising market. Various degrees of headway in marketing were also made in areas such as agricultural products, finance, pharmaceuticals, publishing, taxation receipts and legal certificates. Turnover realized in 2000 was approximately RMB6.25 million, and a net profit of approximately RMB250,000 was realized for the first time.

Expressway Management

An essential part of the Company's continued efforts in improving core competence is the constant improvement in expressway management techniques. Following the adoption of pre-paid IC cards throughout the Shanghai-Hangzhou-Ningbo Expressway in October 1999 aimed at offering convenience to frequent expressway travelers, the Company further introduced a credit card payment option in September 2000.

Meanwhile, a complete upgrade of the toll collection system operated by the Group was completed in October 2000 to replace the slide-through IC cards used for recording vehicle and travel information with contactless IC cards. This latest upgrade has proved to increase efficiency of the toll collection operation.

On April 18, 2000, the Company initiated a campaign to establish a service quality assurance system covering all aspects of expressway management. The initiative was aimed at improving the quality of service on the expressways operated by the Group and establishing the Company as a leading toll road operator. During the campaign, a "Quality Handbook" and 41 procedures were produced following the principle of "Focus on Customers".

After four months of successful trial, on January 4, 2001, the China Classification Society Quality Assurance Ltd. certified the Company's expressway management system as conforming to Quality Standard GB/T19002-1994 idt ISO9002: 1994.


QUALITY SYSTEM CERTIFICATE

Human Resources

As of December 31, 2000, the Group had 1,937 employees, of whom 337 were administrative and management staff, 131 were engineering and technical staff and 1,469 were toll collection and maintenance staff.

The Company recognizes that its employees are its most precious asset, because a company can only be as good as the people who are running it. Employees are encouraged to combine self-learning with regular and topic-specific training programs provided by the Company to keep abreast of the latest technology and business management skills.

The Company structures its remuneration packages to link rewards more closely with performance so as to ensure salary competitiveness as well as accountability of various key positions. As an essential part of this policy, a performance assessment program was established whereby management staff have to undergo assessments by supervisors, colleagues and subordinates.

Project Development

The investment environment in the PRC was generally encouraging during the year as the PRC made preparations for its imminent accession to the World Trade Organization. The demand for funding for infrastructure construction continued to accelerate, and more projects were made available for investment, resulting in increased choices in, and stronger competition for, project investments at the same time.

During the year under review, the Company actively pursued a number of potential investment projects, two of which came to fruition with acquisition costs amounting to RMB191.3 million.

In April 2000, the Company invested an aggregate amount of RMB18.5 million to acquire a 30% equity interest in JoinHands Technology. Details of this acquisition were disclosed in the Company's announcement dated April 7, 2000.

In September 2000, the Company acquired a further 6% equity interest in Shangsan Co through two separate acquisitions for a total consideration of RMB172.8 million, details of which were disclosed in the Company's announcement dated September 25, 2000.

FINANCIAL ANALYSIS

The Company adopted a treasury policy characterized by pro-activeness with prudence. The Company reviews its liability profiles from time to time, and makes adjustments whenever it is deemed necessary. While strictly limiting investment risks, the Company intends to raise its gearing ratio in an effort to realize its aim of increasing the Company's return on shareholders' equity.

Return on Equity

During the year under review, return on shareholders' equity (the "ROE"), or, net profit attributable to shareholders/shareholders' equity, was approximately 7.35%. Growth in ROE since the establishment of the Company in 1997 is shown below:


ROE %
8
7
6
5
4
3
2
1
0
3.61
4.97
6.50
7.35
1997
1998
1999
2000

ROE	**7.35%**	6.50%	4.97%	3.61%

Liquidity

As at December 31, 2000, the interest bearing borrowings of the Group are summarized below:

Interest Portfolio and Committed Borrowing Facilities

World Bank loan (US$)	1,778,529	—	1,778,529	51.6	313,564
Commercial bank loans	1,230,000	1,230,000	—	35.7	550,000
Policy loans	238,069	238,069	—	6.9	—
Bonds	200,000	200,000	—	5.8	—
Total	3,446,598	1,668,069	1,778,529	100.0	863,564

Notes:

— The interest rates for World Bank Loans were floating rates, with US$97,733,910 charged at the cost of qualified borrowings as reasonably determined by the World Bank plus a margin of 0.5%, and US$117,133,332 charged at LIBOR plus 0.5%;

— The fixed rates of the commercial bank loans range from 5.022% to 5.94% per annum (1999: from 5.022% to 6.327% per annum);

— Policy loans bear interest ranging from 3% to 5.5% per annum (1999: from 3% to 5.5% per annum); and

— The bonds issued by Shangsan Co bear a fixed interest rate of 3.78% per annum (1999: Nil). *The interest will be repaid upon the expiry of the bonds.*

The respective maturity profiles of the Group's interest bearing borrowings are shown below:

Maturity Profiles

Floating rates				
World Bank loan (US$)	1,778,529	838,348	286,328	653,853
Fixed rates				
Commercial bank loans	1,230,000	970,000	260,000	—
Policy loans	238,069	23,469	202,000	12,600
Bonds	200,000	—	200,000	—
Total	3,446,598	1,831,817	948,328	666,453

Further details on the interest bearing borrowings of the Group, together with 1999 comparative figures, are set out in note 25 to the financial statements.

Being engaged in the toll road operations, the Group has generated strong positive cash inflows from the operating activities since its establishment, and the management does not envisage any liquidity problem for the Group.

Operating cash inflows	**1,040**	1,048	611	454

Capital Expenditure Commitments and Financial Resources

As at December 31, 2000, the Group and the Company had capital expenditure commitments of approximately RMB3,610,550,000 and RMB1,741,080,000, respectively, details of which are set out below:

1st stage of the project to widen the Shanghai-Hangzhou-Ningbo Expressway (Hongken to Guzhu section)	394,194	394,194
2nd stage of the project to widen the Shanghai-Hangzhou-Ningbo Expressway (Shenshi to Hongken section)	860,000	860,000
Acquisition of additional 18.4% equity interest in Shangsan Co.	485,000	485,000
Remaining construction works of the Shangsan Expressway	1,816,980	—
Construction works under Contract No.11 of the Shanghai-Hangzhou Expressway	52,490	—
Others	1,886	1,886
Total	3,610,550	1,741,080

As disclosed in the press announcement dated February 2, 2001, the Company intends to apply to the CSRC and the Shanghai Stock Exchange of the PRC for the issue by way of public offer and placement of not more than 300 million A Shares in 2001. The total amount of proceeds from the proposed A Share issue is expected to be approximately RMB1 billion.

Subject to obtaining the requisite shareholder approval and government and regulatory approvals, the Company intends to fund the two projects to widen the Shanghai-Hangzhou-Ningbo Expressway with the proceeds from the proposed A Share issue. The balance of the proceeds will be used to fund the proposed acquisition of an additional 18.4% equity interest in Shangsan Co. If the proceeds from the A share issue are not sufficient for funding the above projects/transaction, internal resources and/or bank loans will be used.

The remaining construction works of the Shangsan Expressway and construction works under Contract No.11 of the Shanghai-Hangzhou Expressway will be funded by the internal resources and/or bank loans.

Capital Structure

The Group's capital structure as at December 31, 2000 and comparative figures in 1999 are summarized below:

Shareholders' equity	**8,658,117**	**59.4**	8,433,840	60.6
Fixed rate liabilities	**1,668,069**	**11.4**	1,408,069	10.1
Floating rate liabilities	**1,778,529**	**12.2**	1,751,828	12.6
Interest-free liabilities	**2,481,705**	**17.0**	2,331,951	16.7
Total	**14,586,420**	**100.0**	13,925,688	100.0
Gearing ratio 1	**68.5%**		65.1%	
Gearing ratio 2	**18.7%**		24.3%	

Note: The computation of gearing ratio 1 represents the sum of fixed rate liabilities, floating ratea liabilities and interest-free liabilities vs. the equity. The computation of gearing ratio 2 represents the total amount of the long-term liabilities vs. the equity.

Cash and Debt Management

As of December 31, 2000, the Group held (in RMB equivalent) RMB2,092,299,000 in cash and cash equivalents, time deposits and other short-term investments, and had RMB3,446,598,000 in borrowings.

Cash and cash equivalent				
RMB	**390,449**	**221,444**	294,025	173,403
US$ (in RMB equivalent)	**932,337**	**890,215**	1,461	1,384
HK$ (in RMB equivalent)	**727**	**727**	4,768	4,761
Time deposits				
RMB	**273,764**	**168,764**	127,931	127,931
US$ (in RMB equivalent)	**111,754**	**53,807**	934,628	934,628
HK$ (in RMB equivalent)	**5,303**	**5,303**	5,867	5,867
Short term investments				
RMB	**377,965**	**180,294**	1,083,394	801,766
Total				
RMB	**1,042,178**	**570,502**	1,505,350	1,103,100
US$ (in RMB equivalent)	**1,044,091**	**944,022**	936,089	936,012
HK$ (in RMB equivalent)	**6,030**	**6,030**	10,635	10,628
Borrowings				
RMB	**1,668,069**	**800,000**	1,403,569	1,090,000
US$ (in RMB equivalent)	**1,778,529**	**808,902**	1,756,328	894,490

The average interest rates for bank deposits in US dollars, HK dollars and RMB were 7.0%, 5.5% and 2.1%, respectively.

Interest expenses during the year amounted to approximately RMB224,318,000 (including interest capitalized as part of the cost of construction in progress amounting to approximately RMB27,235,000). With profit before interest and taxation at approximately RMB849,659,000, the interest cover provided was approximately 4.3 (1999: 4.5).

Short-term Investments

Short-term investments in treasury notes and close-ended security investment funds were carried out by the Group as part of its cash management scheme to maximize returns on funds temporarily uncommitted while limiting investment risks.

Pre-tax income from short-term investments in 2000 amounted to approximately RMB153,566,000 (1999: RMB77,577,000), representing an average investment return rate of 12.0% (1999: 8.2%).

Foreign Exchange Exposure

The substantial portion of bank deposits was maintained in US dollars to reduce the Group's exposure to foreign exchange risks. Due to relatively high interest rates charged on the Group's outstanding World Bank loans, the Company decided to use its US dollar bank deposits for the early repayment of approximately US$94.2 million in World Bank loans, settlement of which is expected to be completed during the first half of 2001.

OUTLOOK FOR 2001

Economic outlook in 2001 for Zhejiang Province and its neighboring cities and provinces continue to be optimistic.

The provincial government recently announced a 9% annual GDP growth target for the next five years from 2001 to 2005, while accelerating the urbanization process already underway in many parts of Zhejiang Province. With the pending accession of the PRC to the World Trade Organization, Zhejiang Province is well positioned both geographically and economically to enter a new stage of rapid economic growth.

Steady growth in personal wealth and decrease in passenger car prices over the past few years have created a sizeable demand in private vehicle ownership, especially in the economically dynamic East Coast region of the PRC. This potential demand will lead to a surge in road traffic, benefiting toll road operators such as the Company.

Preparation for introduction of a fuel tax designed to replace certain administrative fees has been completed, and the new tax is expected to be launched later in 2001. The elimination of fixed administrative fees is likely to provide another push to unleash the potential demand in private vehicle ownership.

- The first stage of the project to widen the Shanghai-Hangzhou-Ningbo Expressway (approximately 44km, from Hongken to Guzhu) which commenced on October 18, 2000 will see relevant roadbeds prepared in 2001. The construction is not expected to affect the normal operation of existing roadways in any significant way.

  The Shangsan Expressway was successfully opened to traffic before the end of 2000, bringing the Group's toll road mileage from approximately 285 km to approximately 390 km. Toll income from the newly opened Shangsan Expressway will become a major revenue contributor to the Group in 2001, in addition to the network effect created by its direct linkage with the Shanghai-Hangzhou-Ningbo Expressway. The Company is confident about the continued strong growth in traffic volume on these expressways in 2001.

- The Company intends to apply to the CSRC and the Shanghai Stock Exchange of the PRC for the issue by way of public offer and placement of not more than 300 million A Shares in 2001. Details of the proposed application and proposed use of proceeds were disclosed in the Company's announcements dated January 10, 2001 and February 2, 2001, respectively.

The Company will strive to seize the moment to further expand its business operations in the toll road sector, while continuing to seek investment opportunities in other infrastructure sectors with maximizing shareholder value as the ultimate objective.

Executive Directors



Mr. GENG Xiaoping, age 52, is the Chairman and General Manager of the Company responsible for the overall management of the Company's businesses. Mr. Geng graduated from the East China College of Political Science and Law and obtained a bachelor's degree in law in 1984. From 1979 to 1991, he held various positions at the People's Procuratorate of Zhejiang Province including Secretary, Division Chief and Deputy Procurator. In 1991, he was appointed the Deputy Director of the Zhejiang Provincial Expressway Executive Commission, responsible for the business operation and administration of the expressway system in the Zhejiang Province. Mr. Geng has been the Chairman and General Manager of the Company since March 1997.



Mr. FANG Yunti, age 51, senior engineer, is the Deputy General Manager and Chief Financial Officer of the Company responsible for the planning, finance, project development, investment and administration of the Company. Mr. Fang graduated from Qing Hua University and majored in automotive engineering in 1976. From 1983 to 1988, he was the Deputy General Manager of Zhejiang Province Automobile Transport Company. From 1988 to 1990, he was the Chief Engineer at the Provincial Road Transport Company. In 1991, he was appointed as the Head of the Operating Administrative and Technical Equipment Divisions of the Zhejiang Provincial Expressway Executive Commission where his responsibilities included supervision of the operation management and equipment purchasing of the Shanghai-Hangzhou-Ningbo Expressway. Mr. Fang was a Director and Deputy General Manager of the Company from March 1997 to February 2000 responsible for the overall operations of the Shanghai-Hangzhou-Ningbo Expressway including responsibility for technical equipment used by the Company in its operations.

Mr. ZHANG Jingzhong, age 37, senior lawyer, is the Secretary to the Board. Mr. Zhang graduated from Hangzhou University in July 1984 obtaining of a bachelor's degree in law. In 1984, he joined the Zhejiang Provincial Political Science and Law Policy Research Unit. From 1988 to 1994, he was the Associate Director of Hangzhou Municipal Foreign Economic Law Firm. In 1992, he obtained the qualifications required by the regulatory authorities in China in order to practice in securities law. In January 1994, Mr. Zhang became Senior Partner at the T&C Law Firm in Hangzhou. Mr. Zhang has been a Director and Secretary to the Board since April 1997.



Mr. XUAN Daoguang, age 56, senior engineer, is the Deputy General Manager of the Company responsible for the operation, maintenance and equipment of the Company. Mr. Xuan graduated from the Tong Ji University in 1967 with a degree in engineering, and majored in the construction and design of bridges and tunnels. Mr. Xuan has 31 years of experience in engineering maintenance with the Road Administration Division and has held positions such as Section Head and Head of the Road Administrative Division of Jinhua City. He has worked for the Zhejiang Provincial Expressway Executive Commission and was responsible for the administration of engineering work within Zhejiang Province, including repair and maintenance on the completed sections of the Shanghai-Hangzhou-Ningbo Expressway. Mr. Xuan was a Director and Manager of the Company from March 1997 to February 2000 responsible for repair and maintenance work.



Non-executive Directors

Mr. XIA Linzhang, age 57, senior engineer, is a member of the Audit Committee. Mr. Xia graduated from Jiao Zou Mining College. He was the head of Suichang Coal Mine, Standing Deputy Head and Head of Suichang County, Zhejiang Province. Mr. Xia was appointed the Chief of the Planning and Finance Division of the Zhejiang Provincial Expressway Executive Commission. He is currently the Deputy General Manager and Manager of Provincial Investment Co responsible for finance. Mr. Xia was the Chairman of Supervisory Committee from March 1997 to February 2000.





Ms. ZHANG Chunming, age 36, senior lawyer, is a member of the Audit Committee. Ms. Zhang graduated from the East China College of Political Science and Law in Shanghai obtaining a bachelor's degree in law in 1986. From 1987 to 1994, she practiced as a lawyer with the Zhejiang Provincial Economics Law Firm in Hangzhou where her practice included financial, securities and property matters. Ms Zhang has also obtained the qualifications required by the regulatory authorities in China in order to practice in securities law and, in 1994, she spent six months undergoing training in Hong Kong. Since 1994 she has been a Partner and Director of Zhejiang Shield Law Office. Ms. Zhang was a Director and Manager of the Company from March 1997 to February 2000 responsible for legal and securities related issues.

Independent non-executive Directors



Dr. HU Hung Lick, Henry G.B.S. O.B.E. Ph.D. J.P., age 81, is a member of the Audit Committee. Dr. Hu has been practicing as a barrister for over 45 years and is currently the President of Shue Yan College in Hong Kong, a member of the Standing Committee of the Chinese People's Political Consultative Congress and the China International Economic and Trade Arbitration Commission. Dr. Hu is also an adviser to the China Research Committee of Juvenile Delinquency. Dr. Hu has been an independent non-executive Director since March 1997.



Mr. TUNG Chee Chen, age 58, Chairman of Orient Overseas (International) Limited, is the Chairman of the Audit Committee. Mr. Tung was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master's degree in mechanical engineering at the Massachusetts Institute of Technology in the United States. He is currently a registered Professional Engineer in the State of California. Mr. Tung has been an independent non-executive Director since March 1997.

Mr. ZHANG Junsheng, age 64, professor, is a member of the Audit Committee. Mr. Zhang graduated from Zhejiang University in 1958, and was a lecturer, an associate professor, an advising professor at the Zhejiang University, and a professor concurrently at, amongst other universities, the Zhongshan University. In 1980, he became the Deputy General Secretary of Zhejiang University. In 1983, Mr. Zhang served as Deputy General Secretary of the Hangzhou City Government. In 1985, he began to work for the Xinhua News Agency, Hong Kong Branch, and became its Deputy Director in 1987. Mr. Zhang took up the post of General Secretary of Zhejiang University in September 1998. In addition, Mr. Zhang is currently a Special Advisor to the Zhejiang Provincial Government, an Advisor to the Sichuan Provincial Government, and a Senior Advisor to the Shenzhen City Government.



Supervisors

Mr. MA Kehua, age 48, senior economist, is the Chairman and non-executive member of the Supervisory Committee. Mr. Ma graduated from Shanghai Railway Institute in 1977, after which he worked as an engineer at Shanghai Railway Bureau No. 1 Construction Company and the Plumbing and Electricity Section of Shanghai Railway Bureau, Hangzhou Branch. Mr. Ma was in charge of the Planning and Finance Division at the Zhejiang Local Railway Company, and became Deputy Division Chief and Division Chief of Zhejiang Jinwen Railway Executive Commission responsible for material supply since 1993. Mr. Ma took up the post of Deputy General Secretary of Zhejiang Construction and Investment Company in March 1999, and is currently the Deputy General Secretary of Provincial Investment Co.





Mr. NI Ciyun, age 50, senior economist, is a member of the Supervisory Committee representing the staff and workers. Mr. Ni graduated from Tianjin University in 1976 majoring in mechanical manufacturing. He was a Deputy Manager and Manager at Zhejiang Jiaxing Shipping Company since 1981, Deputy Director of Jiaxing Communications Bureau in 1989, Director of Zhapu Port Executive Commission in 1990, Director of Jiaxing Zhapu Port Authority in 1992, and Deputy Director of Shanghai-Hangzhou-Ningbo Expressway Jiaxing Construction Executive Commission in 1993. Mr. Ni is currently the Chief Administrator of the Jiaxing Section of the Shanghai-Hangzhou-Ningbo-Expressway.



Mr. LU Fan, age 45, senior economist, is an independent non-executive member of the Supervisory Committee. Mr. Lu has a master's degree in economics and was an assistant researcher at the World Economy Research Institute of Zhejiang Social Science Academy. He became the Vice-Director of Zhejiang Asia-Pacific Research Institute in 1991. Mr. Lu joined Zhejiang Securities Co., Ltd. in 1994. He was the General Manager of the Investment Banking Division and is currently the Vice President of Zhejiang Securities Co., Ltd.

Mr SUN Xiaoxia, age 38, professor, is an independent non-executive member of the Supervisory Committee. Mr. Sun graduated from Wuhan University, School of Law with a master's degree in law. He had worked as Assistant Lecturer, Lecturer, Assistant Professor and Tutor for graduate students at Hangzhou University, School of Law. Mr. Sun is currently Deputy Dean of School of Law and Dean of Department of Law, Zhejiang University. In addition, Mr. Sun is a lawyer with Zheda Law Firm, a standing member of China Jurisprudence Research Society, a member of the International Society for Philosophy of Law and Social Philosophy ("IVR"), and a member of the IVR's China Branch.



Mr. ZHENG Qihua, age 38, senior accountant, is an independent non-executive member of the Supervisory Committee. He is currently the Deputy General Manager of the Zhejiang Pan-China Certified Public Accountants, and guest professor at Zhejiang Finance and Economics Institute. Mr. Zheng was amongst the first batch of Chinese registered accountants to obtain qualifications required for practicing accountancy involving securities in 1992. He has working and training experience in Hong Kong and Singapore, and spent approximately six months working with the Listing Division of China Securities Regulatory Commission during 1997 and 1998.






BOMAG



" [The Company] increased the number of non-executive and independent members. We believe that the increase in these non-executive and independent members will help us to make wiser strategic decisions and to build a company with improved corporate governance."



of the Directors



The directors of the Company (the "Directors") present their report and the audited financial statements of the Company and the Group for the year ended December 31, 2000.

Principal activities

The principal activities of the Group comprise investment in construction, operation and management of high grade roads, as well as the development and operation of certain ancillary services, such as automobile servicing and fuel facilities. There were no changes in the nature of the Group's principal activities during the year.



Segmented information

During the year, the entire turnover and contribution to profit from operating activities of the Group was derived from Zhejiang Province, in the PRC. Accordingly, a further analysis of the turnover and contribution to profit from operating activities by geographical area is not presented. However, an analysis of the Group's turnover and contribution to profit from operating activities by principal activity for the year ended December 31, 2000 is as follows:

By activity:		
Toll income	1,157,098	1,024,432
Advertising income	14,535	11,261
Road maintenance income	4,853	3,409
Others	12,118	3,666
	1,188,604	1,042,768

Results and dividends

The Group's profit for the year ended December 31, 2000 and the state of affairs of the Group and the Company at that date are set out in the financial statements on pages 58, 60, 61, 64 and 65.

An interim dividend of Rmb0.02 per share (approximately HK$0.0187) was paid on October 31, 2000. The Directors recommend the payment of a final dividend of Rmb0.07 per share (approximately HK$0.065) in respect of the year, to shareholders on the register of members on March 27, 2001. This recommendation has been incorporated into the financial statements.

Summary of financial information

The following is a summary of the consolidated results, and of the assets and liabilities of the Group prepared on the basis set out in the notes below:

Turnover	**1,188,604**	1,050,498	655,069	463,692	273,843
Operating costs	**(248,429)**	(298,417)	(220,537)	(146,046)	(33,867)
Gross profit	**940,175**	752,081	434,532	317,646	239,976
Other revenue	**242,888**	167,528	234,573	197,034	40,928
Administrative expenses	**(64,978)**	(60,320)	(45,611)	(31,126)	(57,716)
Other operating expenses	**(75,317)**	(2,374)	(635)	(978)	(243)

Profit from operating activities	**1,042,768**	856,915	622,859	482,576	222,945
Finance costs	**(197,083)**	(172,922)	(94,741)	(110,350)	(62,981)
Share of profit in associates	**40,584**	22,559	18,982	—	—
Share of loss in a jointly-controlled entity	**(6,517)**	—	—	—	—
Profit before tax	**879,752**	706,552	547,100	372,226	159,964
Tax	**(186,391)**	(71,810)	(73,795)	(58,639)	(60,296)
Profit before minority interests	**693,361**	634,742	473,305	313,587	99,668
Minority interests	**(57,360)**	(86,431)	(68,914)	(17,255)	186
Net profit from ordinary activities attributable to shareholders	**636,001**	548,311	404,391	296,332	99,854
Earnings per share	**14.64 cents**	12.62 cents	9.31 cents	7.77 cents	3.43 cents

Total assets	**14,586,420**	13,925,688	12,993,990	11,466,377	6,222,082
Total liabilities	**4,432,939**	4,042,416	3,609,038	2,598,595	3,013,678
Minority interests	**1,495,364**	1,449,432	1,245,782	667,714	435,073
Net assets	**8,658,117**	8,433,840	8,139,170	8,200,068	2,773,331

Notes:

1. The consolidated results of the Group for the year ended December 31, 1999 and 1998, together with the pro forma consolidated results of the Group for the two years ended December 31, 1997 have been extracted from the Company's 1999 annual report dated February 22, 2000, while those of the year ended December 31, 2000 were prepared based on the consolidated income statement as set out on page 58 of the financial statements.

2. The 2000 earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended December 31, 2000 of Rmb636,001,000 (1999: Rmb548,311,000) and the 4,343,114,500 shares (1999: 4,343,114,500 shares) in issue during the year.

Major customers and suppliers

The five largest customers and suppliers contributed less than 30% of the total toll revenue and purchases, respectively, of the Group during the year. Accordingly, a corresponding analysis of major customers and suppliers is not presented. None of the Directors, Supervisors or their associates, or any shareholder (which to the knowledge of the Directors and Supervisors own more than 5% of the Company's share capital) have any interest in the five largest customers and suppliers of the Group.

Connected transactions

Details of the connected transactions of the Group (the "Connected Transactions") carried out in the year, which the Hong Kong Stock Exchange has granted a waiver (for compliance with Chapter 14 of the Listing Rules pursuant to its letter of March 10, 2000), are disclosed in note 36 to the financial statements.

The independent non-executive Directors have reviewed the Connected Transactions and confirmed that, during the period from January 1, 2000 to December 31, 2000, such transactions were:

(i) carried out in accordance with the terms of the agreements governing each respective transaction in question;

(ii) entered into in the usual and ordinary course of business of the Company; and

(iii) entered into on normal commercial terms and are fair and reasonable so far as the shareholders of the Company are concerned.

Ernst & Young, the auditors of the Company, (as required by the Hong Kong Stock Exchange in its letter of March 10, 2000) have also reviewed the said transactions and have confirmed that the independent non-executive Directors have given their approval of these transactions and that they were carried out by the Company in accordance with the terms of the agreements governing each respective transaction during the period from January 1, 2000 to December 31, 2000.

Fixed assets

Details of movements in the fixed assets of the Company and the Group are set out in note 12 to the financial statements.

Capital commitments

Details of the capital commitments of the Company and the Group as at December 31, 2000 are set out in note 33 to the financial statements.

Subsidiaries

Particulars of the Company's subsidiaries are set out in note 13 to the financial statements.

Jointly-controlled entity and associates

Particulars of the Company's and the Group's interests in a jointly-controlled entity and associates are set out in notes 14 and 15 to the financial statements, respectively.

Interest capitalised

During the year, interest capitalised as part of the costs of construction in progress amounted to approximately Rmb27,235,000 (1999: Rmb14,843,000).

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 31 to the financial statements.

Distributable reserves

As at December 31, 2000, the Company's reserves available for distribution by way of cash or in kind, calculated in accordance with relevant rules and regulations, amounted to Rmb339,302,000. In addition, in accordance with the Company Law of the PRC, the amount of approximately Rmb3,633,159,000 standing to the credit of the Company's share premium account as prepared in accordance with the PRC accounting standards was available for distribution by way of capitalisation issues.

Substantial shareholders

As at December 31, 2000, the following shareholders held 10% or more of the share capital of the Company according to the register of interests in shares required to be kept by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interest) Ordinance (Chapter 396 of the Law of Hong Kong) ("SDI Ordinance"):

Provincial Investment Co	2,909,260,000 (domestic shares)	66.99%
HKSCC Nominees Limited	1,397,795,499 (H Shares)	32.18%

Purchase, sale or redemption of the listed securities of the Company

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Bank loans and other loans

Particulars of the bank loans and other loans of the Company and the Group are set out in note 25 to the financial statements.

Trust deposits

As at December 31, 2000, except for a trust deposit of Rmb150,000,000 with Huaxia Bank, Hangzhou Branch, the Company does not have any trust deposit, nor any time deposit with any other financial institution in the PRC. All of the Company's deposits have been placed with commercial banks in the PRC and financial institutions in Hong Kong. The Company has not encountered any difficulty in the withdrawal of funds.

Use of IPO proceeds from the issue of H Shares

The net IPO proceeds of the Company in 1997 amounted to approximately Rmb3,524 million. Details of the applications of such proceeds as at December 31, 2000 are set out below:

- Approximately Rmb534.45 million was applied as capital contribution to Jiaxing Co for completing construction works of the Jiaxing Section of the Shanghai-Hangzhou-Ningbo Expressway;

- Approximately Rmb5.34 million was used in relation to Contract No.8 of the Hangzhou-Ningbo Expressway;

- Approximately Rmb637.48 million was used towards repayment of loans and payment of interest;

- Approximately Rmb29.4 million was used to purchase approximately 2.44 per cent of the registered capital of Jiaxing Co;

- At the time of the Company's listing, approximately Rmb900 million was reserved for the potential investment in the Huzhou Section of the Hangzhou-Nanjing Expressway. However, in November 1999, the Company, with the approval from its shareholders, applied this portion of the IPO proceeds to pay for the consideration for the acquisition of an approximately 30.748 per cent interest in the capital of Jiaxing Co (the "Acquisition"). The total consideration in relation to the Acquisition was approximately Rmb914.7 million, and was funded entirely by the IPO proceeds;

- Approximately Rmb1,224 million was used as capital contribution to Shangsan Co;

- Approximately Rmb38 million was used as capital contribution to Petroleum Co;

As at December 31, 2000, the Company used approximately Rmb3,383 million, or approximately 96% of its IPO proceeds. The balance of approximately Rmb141 million was deposited in commercial banks in the PRC and invested in marketable securites.

Directors

The Directors during the year were:

Executive Directors

Mr. Geng Xiaoping
Mr. Fang Yunti
Mr. Zhang Jingzhong
Mr. Xuan Daoguang

As an important part and basis of improving its corporate governance, the second session of the Board and Supervisory Committee increased the number of non-executive and independent members. We believe that the increase in these non-executive and independent members will help us to make wiser strategic decisions and to build a company with improved corporate governance.

Non-executive Directors

Mr. Xia Linzhang
Ms. Zhang Chunming

Independent non-executive Directors

Dr. Hu Hung Lick, Henry
Mr. Tung Chee Chen
Mr. Zhang Junsheng

All of the Directors were appointed on February 28, 2000. In accordance with the Company's articles of association, all the Directors continue in office.

Directors and senior management biographies

Biographical details of the Board and the senior management of the Group are set out under the Management Profile section of this report from pages 34 to 39 .

Directors' and Supervisors' service contracts

Each of the Executive Directors and one of the Supervisors have entered into a service agreement with the Company, with effect from 28 February 2000, for an initial term of three years.

Save as disclosed above, none of the Directors and Supervisors has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Directors' and Supervisors' interests in contracts

None of the Directors or Supervisors had any material interest, whether direct or indirect, in any contract of significance to which the Company, or any of its subsidiaries, fellow subsidiaries or its holding company was a party, at the end of the year or at any time during the year.

Directors' and Supervisors' interests in shares

As at December 31, 2000, none of the Directors, Supervisors or their associates had any personal, family, corporate or other interests in any equity or debt securities of the Company or any associated corporations (as defined in the SDI Ordinance) as recorded in the register maintained by the Company pursuant to section 29 of the SDI Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

Directors' and Supervisors' rights to subscribe for shares or debentures

At no time during the year was the Company or any of its subsidiaries, jointly-controlled entities, associates or fellow subsidiaries or its holding company a party to any arrangement enabling any Directors or Supervisors or the spouses or children under the age of 18 of any such Directors or Supervisors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate. No rights to subscribe for shares in, or debentures of the Company have been granted by the Company to, nor have any such rights been exercised by, any person during the year and up to the date of this report.

Directors' and Supervisors' remuneration

Fees	—
Basic salaries, other allowances and benefits in kind	1,440
Pension scheme contributions	—
Bonuses paid and payable	477
	1,917

The amount disclosed above included remuneration of HK$145,000 payable to each of the two independent non-executive Directors (1999: HK$120,000), and Rmb5,000 payable to another independent non-executive Director (1999: Nil). There was no arrangement under which any of the Directors or Supervisors waived or agreed to waive any remuneration.

Highest paid individuals

The five highest paid individuals of the Company were all Directors. The aggregate amount paid/payable to them for the year was approximately Rmb1,674,600 (1999: Rmb762,000). None of them received remuneration in excess of HK$1 million.

Retirement scheme

As required by the state regulations of the PRC, the Group participates in a defined contribution retirement scheme. All employees are entitled to an annual pension equal to a fixed proportion of the average basic salary amount within the geographical area of their last employment at their retirement date. The Group is required to make contributions to registered insurance companies at rates ranging from 20% to 21% of the average basic salaries of the previous year within the geographical area where the employees are under employment with the Group. The Group has no obligation for the payment of pension benefits beyond such annual contributions to the registered insurance companies. When an employee leaves the scheme, the Company is not entitled to forfeit any amount of the contributions that it has previously made. Hence, no forfeited contribution was used by the Company to reduce the level of its contributions during the year. During the year, contributions to registered insurance companies made by the Group under the defined contribution retirement scheme amounted to Rmb4,358,000 (1999: Rmb3,052,000).

Pre-emptive rights

There is no provision for pre-emptive rights in the Company's articles of association or the laws of the PRC, which would require the Company to offer new shares on a pro rata basis to existing shareholders.

Accommodation benefits for employees

According to the relevant rules and regulations in the PRC, the Group and its employees are each required to make contributions to an accommodation fund, which are in proportion to the salaries and wages of the employees at an average rate of 7%. There are no further obligations beyond the contribution to the accommodation fund. In 1998, in addition to the contribution made to the accommodation fund as required, the Company purchased apartments for the sum of Rmb19 million and made a provision of Rmb15.3 million in that year for the estimated loss on their disposal. In 2000, the Company sold most of the purchased apartments amounting to Rmb15.5 million to certain eligible employees of the Company; the aggregate proceeds received as at December 31, 2000 amounted to Rmb2.6 million.

Save as disclosed above, the Company did not own any staff quarters and did not dispose of any staff quarters during the year.

On September 6, 2000, the Ministry of Finance issued a directive (the "Directive") numbered Caiqi [2000] 295 in respect of accounting policies in relation to the national enterprises housing reform. The Directors have examined the relevant issue, and has concluded that the Directive does not have any significant impact on the results and financial standing of the Group for the year.

Compliance with the Code of Best Practice

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Auditors

Ernst & Young will retire and a resolution for their reappointment as international auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board
Geng Xiaoping
Chairman

Hangzhou, Zhejiang Province, the PRC
March 5, 2001

Dear Shareholders,

The new session of the Supervisory Committee began to discharge its duties on March 1, 2000. In order to strengthen the independence of the committee, the Company reorganized the structure whereby the number of members was increased from three to five, and except for one non-executive supervisor and one supervisor representing staff and workers of the Company, the other three members were all independent non-executive supervisors.

The committee held two meetings in 2000. At the first meeting, among others, the Chairman was elected. At the second meeting, the committee reviewed the Company's financial statements and finalized rules of procedure.

In compliance with the Company Law of the PRC, the relevant laws and regulations of Hong Kong and the Company's articles of association, the five-member committee earnestly discharged its statutory supervisory duties, safeguarding the lawful interests of the shareholders and the Company. The main tasks of the committee in 2000 included, among others, attending board meetings; advising on important issues such as the Company's project development, investment decisions and dividend policies; participating in major functions of the Company, and through other means, understanding and monitoring the conduct of the Directors, General Manager and other senior officers in business management and daily operations; and carefully reviewing the financial position of the Company, discussing and reviewing the financial statements and dividend distribution proposal to be submitted by the Board to the annual general meeting.

The committee concludes that the Directors, General Manager and other senior officers of the Company were proactive and enterprising in spirit in 2000. They continued to achieve excellent operating results, providing good returns to shareholders and safeguarding a superior corporate image in the domestic and overseas capital markets.

The committee has examined the financial statements of the Company for 2000 prepared to be submitted by the Board to the annual general meeting, and concluded that the statements accurately reflected the Company's operating results and asset position in 2000 and were in compliance with relevant laws and regulations and the Company's articles of association. The dividend distribution proposal for 2000 increased dividend payout ratio, thereby increasing cash returns to shareholders. Consequently, we endorsed this dividend distribution proposal, and recommended shareholders to approve the proposal at the forthcoming annual general meeting.

The committee reviewed the Report of the Directors to be submitted to the annual general meeting, and considered it to be a fair representation of the Company's actual situation. In the course of the Company's business operations, the members of the Board, General Manager and other senior officers of the Company observed their fiduciary duties and worked diligently while exercising their rights or discharging their duties. We did not find any abuse of power or infringement of the interests of shareholders and employees.

The committee is satisfied with the accomplishments attained by the Company in its various tasks.

By the Order of the Supervisory Committee
Ma Kehua
Chairman of the Supervisory Committee

March 5, 2001

ERNST & YOUNG
安永會計師事務所

To the shareholders
Zhejiang Expressway Co., Ltd.
(Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 58 to 104 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with International Statements on Auditing issued by the International Federation of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view, in all material respects, of the state of affairs of the Company and the Group as at December 31, 2000 and of the profit, and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
March 5, 2001

CONSOLIDATED INCOME STATEMENT

Year ended December 31, 2000

TURNOVER	3	**1,188,604**	1,050,498
Operating costs		**(248,429)**	(298,417)
Gross profit		**940,175**	752,081
Other revenue	3	**242,888**	167,528
Administrative expenses		**(64,978)**	(60,320)
Other operating expenses		**(75,317)**	(2,374)
PROFIT FROM OPERATING ACTIVITIES	4	**1,042,768**	856,915
Finance costs	5	**(197,083)**	(172,922)
Share of profit of associates		**40,584**	22,559
Share of loss of a jointly-controlled entity		**(6,517)**	—
PROFIT BEFORE TAX		**879,752**	706,552
Tax	6	**(186,391)**	(71,810)
PROFIT BEFORE MINORITY INTERESTS		**693,361**	634,742
Minority interests		**(57,360)**	(86,431)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	7	**636,001**	548,311
Dividends	10	**(390,880)**	(238,872)
RETAINED PROFIT FOR THE YEAR		**245,121**	309,439
EARNINGS PER SHARE	11	**14.64 cents**	12.62 cents

The notes on pages 66 to 104 form an integral part of the financial statements.

…ment of Recognised Gains and Losses

For the year ended December 31, 2000

Effect of changes in accounting policy		—	19,133
Net gains not recognised in the income statement		—	19,133
Net profit for the year attributable to shareholders		**636,001**	548,311
Total recognised gains and losses		**636,001**	567,444
Goodwill eliminated directly against reserves	31	**(20,844)**	(14,769)
		615,157	552,675

The notes on pages 66 to 104 form an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET

December 31, 2000

NON-CURRENT ASSETS			
Fixed assets	12	**11,681,806**	10,621,870
Interest in a jointly-controlled entity	14	**57,126**	65,000
Interests in associates	15	**167,316**	231,439
Expressway operating rights	16	**232,045**	240,745
Long term investments	17	**32,867**	38,650
Long term receivables	18	**6,450**	3,870
		12,177,610	11,201,574
CURRENT ASSETS			
Short term investments	17	**377,965**	1,083,394
Inventories		**718**	1,049
Trade receivables	19	**19,202**	4,749
Other receivables	20	**296,591**	266,249
Cash, cash equivalents and time deposits	21	**1,714,334**	1,368,673
		2,408,810	2,724,114
CURRENT LIABILITIES			
Trade payables	22	**204,559**	226,895
Profits tax payable		**103,022**	116,245
Other taxes payable		**17,003**	11,735
Other payables and accruals	23	**617,522**	524,298
Interest-bearing bank and other borrowings	24	**1,831,817**	1,106,425
		2,773,923	1,985,598
NET CURRENT ASSETS/(LIABILITIES)		**(365,113)**	738,516

TOTAL ASSETS LESS CURRENT LIABILITIES		**11,812,497**	11,940,090
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	25	**1,414,781**	2,053,472
Long term bonds	26	**200,000**	—
Other long term liabilities		**1,134**	—
Deferred tax	29	**43,101**	3,346
Minority interests		**1,495,364**	1,449,432
NET ASSETS		**8,658,117**	8,433,840
CAPITAL AND RESERVES			
Issued capital	30	**4,343,115**	4,343,115
Reserves	31	**4,315,002**	4,090,725
		8,658,117	8,433,840

Geng Xiaoping
Director

Fang Yunti
Director

The notes on pages 66 to 104 form an integral part of the financial statements.

For the year ended December 31, 2000

NET CASH INFLOW FROM OPERATING ACTIVITIES	32(a)	**1,040,303**	1,047,828
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		**67,253**	78,225
Interest paid		**(254,312)**	(177,880)
Dividends paid		**(260,587)**	(217,156)
Dividends paid to minority interests		**(33,324)**	(6,840)
Dividends from an associate		**8,302**	10,659
Net cash outflow from returns on investments and servicing of finance		**(472,668)**	(312,992)
TAX			
Taxes paid and refunded, net		**(99,805)**	(43,978)
INVESTING ACTIVITIES			
Additions to fixed assets		**(72,469)**	(187,903)
Additions to construction in progress		**(1,126,911)**	(808,691)
Decrease in time deposits		**27,131**	586,490
Decrease in long term investments		**—**	2,500
Increase in deferred costs		**—**	(174)
Decrease/(increase) in short term investments		**705,429**	(96,611)
Acquisition of additional interests in subsidiaries		**(172,800)**	(565,812)
Acquisition of a jointly-controlled entity		**—**	(65,000)
Acquisition of an associate		**(18,500)**	—
Reduction of capital in an associate		**100,000**	—
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(558,120)**	(1,135,201)

NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES		**(90,290)**	(444,343)
FINANCING ACTIVITIES	32(b)		
New bank and other loans		**2,732,281**	2,890,122
Repayment of bank and other loans		**(2,645,580)**	(1,996,999)
Minority interests		**176,381**	217,769
Issue of bonds		**200,000**	—
Net cash inflow from financing activities		**463,082**	1,110,892
INCREASE IN CASH AND CASH EQUIVALENTS		**372,792**	666,549
Cash and cash equivalents at beginning of year		**950,721**	284,172
CASH AND CASH EQUIVALENTS AT END OF YEAR		**1,323,513**	950,721
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		**320,304**	300,247
Time deposits with original maturity of less than three months when acquired		**1,003,209**	650,474
		1,323,513	950,721

The notes on pages 66 to 104 form an integral part of the financial statements.

BALANCE SHEET

December 31, 2000

NON-CURRENT ASSETS			
Fixed assets	12	**5,095,680**	5,148,878
Interests in subsidiaries	13	**3,549,568**	3,211,124
Interest in a jointly-controlled entity	14	**64,910**	65,000
Interests in associates	15	**126,500**	208,000
Expressway operating rights	16	**182,578**	189,512
Long term investments	17	**30,000**	30,000
Long term receivables	18	**6,450**	3,870
		9,055,686	8,856,384
CURRENT ASSETS			
Short term investments	17	**180,294**	801,766
Inventories		**454**	810
Trade receivables	19	**19,202**	4,749
Other receivables	20	**190,234**	36,900
Cash, cash equivalents and time deposits	21	**1,340,260**	1,247,973
		1,730,444	2,092,198
CURRENT LIABILITIES			
Trade payables	22	**13,118**	7,315
Profits tax payable		**23,020**	42,780
Other taxes payable		**4,353**	4,425
Other payables and accruals	23	**528,122**	432,827
Interest-bearing bank and other borrowings	24	**1,320,376**	1,010,956
		1,888,989	1,498,303

NET CURRENT ASSETS/(LIABILITIES)		**(158,545)**	593,895
TOTAL ASSETS LESS CURRENT LIABILITIES		**8,897,141**	9,450,279
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	25	**288,526**	973,534
Deferred tax	29	**21,655**	3,346
NET ASSETS		**8,586,960**	8,473,399
CAPITAL AND RESERVES			
Issued capital	30	**4,343,115**	4,343,115
Reserves	31	**4,243,845**	4,130,284
		8,586,960	8,473,399

Geng Xiaoping
Director

Fang Yunti
Director

The notes on pages 66 to 104 form an integral part of the financial statements.

1. CORPORATE INFORMATION

Zhejiang Expressway Co., Ltd. (the "Company") was established on March 1, 1997. The H shares of the Company ("H Shares") were subsequently listed on the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on May 15, 1997.

All of the H Shares of the Company were admitted to the Official List of the United Kingdom Listing Authority (the "Official List"). Dealings on the London Stock Exchange Limited commenced on May 5, 2000.

On July 18, 2000, approved by Ministry of Foreign Trade and Economic Co-operation of the PRC, the Company has changed its status into a foreign-invested joint stock company with limited liability.

The registered office of the Company is 19/F, Zhejiang World Trade Centre, 15 Shuguang Road, Hangzhou, Zhejiang Province, the PRC. During the year, the Group was involved in the following principal activities:

(a) The investment in, design, construction, operation, maintenance and management of high grade roads; and

(b) The development and operation of certain ancillary services such as technical consultation, automobile servicing and fuel facilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("HKSSAP"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities, as further explained below.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Basis of consolidation

The consolidated financial statements include the audited financial statements of the Company and its subsidiaries for the year ended December 31, 2000. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal respectively. All significant intercompany transactions and balances are eliminated on consolidation.

Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

Interests in subsidiaries are stated at cost unless, in the opinion of the directors, there have been permanent diminutions in values, when they are written down to values determined by the directors.

Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The joint venture arrangements which involve the establishment of a separate entity in which the Group and other parties have an interest are referred to as jointly-controlled entities.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for diminutions in values, other than those considered temporary in nature, deemed necessary by the directors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Joint ventures (Continued)

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as long term investments and are stated at cost less any provisions for diminutions in values, other than those considered temporary in nature, deemed necessary by the directors.

Associates

An associate is an enterprise, not being a subsidiary or a joint venture, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for diminutions in values, other than those considered temporary in nature, deemed necessary by the directors.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are stated at cost less any provisions for diminutions in values other than those considered temporary in nature, deemed necessary by the directors.

Goodwill

Goodwill arising on consolidation of subsidiaries and on acquisition of associates and jointly-controlled entities represents the excess purchase consideration paid over the fair values ascribed to the net underlying assets acquired and is eliminated against reserves in the year of acquisition. On disposal of subsidiaries, associates or jointly-controlled entities, the relevant portion of attributable goodwill previously eliminated against reserves is written back and included in the calculation of the gain or loss on disposal.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the tangible fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the tangible fixed assets, the expenditure is capitalised as an additional cost of the tangible fixed assets.

Depreciation of expressways and bridges is provided by using the sinking fund method whereby the aggregate annual depreciation amounts, compounded at average rates ranging from 6.11% to 8.77% per annum, up to the expiry of the underlying 30-year expressway concession period, will be equal to the total cost of the expressways and bridges.

Amortisation of land is provided on a straight-line basis to write off the cost of the land use rights over the underlying 30-year expressway concession period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed assets and depreciation (Continued)

Depreciation of fixed assets, other than expressways, bridges and land, is provided on a straight-line basis to write off the cost of the assets, less their estimated residual values, being 3% of the cost, over their estimated useful lives. The principal annual rates used for this purpose are as follows:

Toll stations and ancillary facilities	30 years	3.2%
Communications and signalling equipment	10 years	9.7%
Motor vehicles	8 years	12%
Machinery and equipment	5-8 years	12-19.4%

The gain or loss on disposal or retirement of a fixed asset recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Where, in the opinion of the directors, the recoverable amounts of fixed assets have declined below their carrying amounts, provisions are made to write down the carrying amounts of such assets to their recoverable amounts. Recoverable amounts are not determined using discounted cash flows. Reductions of recoverable amounts are charged to the profit and loss account, except to the extent that they reverse previous revaluation surpluses in respect of the same items, when they are charged to the revaluation reserve.

Construction in progress

Construction in progress represents costs incurred in the construction of expressways and bridges. Costs comprise direct costs of construction as well as interest charges and certain exchange differences related to funds borrowed during the periods of construction, installation and testing. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Expressway operating rights

Expressway operating rights represent the rights to operate the expressways and are stated at cost less accumulated amortisation.

Amortisation is provided on a straight-line basis over the periods of expressway operating rights granted to the Company and its subsidiaries (i.e. 30 years).

Long term investments

Long term investments are non-trading investments in listed and unlisted securities intended to be held on a long term basis.

Held-to-maturity securities are stated at cost plus or minus the cumulative amortisation of the difference between the purchase price and the maturity amount, less any provision for permanent diminutions considered necessary by the directors, on an individual basis. The provision is recognised as an expense immediately. The profit or loss on disposal of a held-to-maturity security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Unlisted equity securities are stated at cost, less any provisions for permanent diminutions considered necessary by the directors, on an individual basis. The provision is recognised as an expense immediately. The profit or loss on disposal of an unlisted security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Short term investments

Short term investments are investments in securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement for the period in which they arise.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) toll revenue, net of any applicable revenue taxes, when received;

(b) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyers, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(c) on the rendering of services, based on the percentage of completion basis, provided that this and the costs incurred as well as the estimated costs to completion can be measured reliably. The stage of completion of a transaction associated with the rendering of services is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction;

(d) rental income, on a time proportion basis over the lease terms;

(e) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(f) dividends, when the shareholders' right to receive payment is established.

Tax

PRC income tax is provided at rates applicable to enterprises in the PRC on income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, based on existing PRC income tax legislation, practices and interpretations thereof.

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currencies

The financial records of the Company and its subsidiaries are maintained and the financial statements are stated in Renminbi ("Rmb").

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement unless such exchange differences relate to funds borrowed specifically for the financing of construction of expressways and bridges, in which case they are capitalised to the extent that they can be regarded as an adjustment to interest costs.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the construction of expressways, tunnels and bridges are capitalised as part of the cost of such assets when it is probable that they will result in future economic benefits to the Group and the costs can be measured reliably. Other borrowing costs are recognised as an expense in the period in which they are incurred.

The amount of borrowing costs capitalised is determined by reference to the actual borrowing costs incurred on funds borrowed specifically for the construction of expressways, tunnels and bridges during the period, less any investment income arising from the temporary investment of those borrowings.

Capitalisation of borrowing costs on funds borrowed specifically for the construction of completed expressway sections ceases when the construction of such expressway sections is completed and the section completed is capable of commencing toll operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the income statement on a straight-line basis over the lease terms.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is based on estimated selling prices less any further costs expected to be incurred to completion and disposal.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subjected to common control or common significant influence.

Related parties may be individuals or corporate entities.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

3. TURNOVER AND REVENUE

Turnover mainly represents toll income from the operation of expressways, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

An analysis of turnover and revenue is as follows:

	2000 Rmb'000	
Toll income	**1,219,672**	1,087,672
Advertising income	**15,878**	5,859
Road maintenance income	**5,130**	6,971
Others	**15,582**	9,918
	1,256,262	1,110,420
Less: Revenue taxes	**(67,658)**	(59,922)
Turnover	**1,188,604**	1,050,498
Dividend income from unlisted equity investments	**—**	107
Income on short term investments in securities	**153,566**	77,577
Interest income	**73,195**	79,579
Rental income	**7,098**	4,893
Trailer income	**6,821**	4,309
Others	**2,208**	1,063
Other revenue	**242,888**	167,528
Revenue	**1,431,492**	1,218,026

3. TURNOVER AND REVENUE (Continued)

The Company and its subsidiaries are subject to the following types of revenue taxes:

- Business Tax ("BT"), levied at 5% on toll income and 3%-5% on other services income;
- City Development Tax, levied at 1% to 7% of BT;
- Education Supplementary Tax, levied at 3.5% to 4% of BT; and
- Culture & Education Fees, levied at 3% on advertising income.

4. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

Depreciation	**142,080**	140,127
Operating lease rentals on land and buildings	**930**	526
Auditors' remuneration	**2,267**	1,842
Staff costs:		
Wages and salaries	**51,593**	48,865
Pension contributions	**4,358**	3,052
Amortization of deferred costs	—	5,102
Amortization of expressway operating rights	**8,700**	8,700
Loss on disposal of fixed assets	**5,595**	3,028
Reduction of recoverable amount of fixed assets	**42,239**	—
Change in fair values of long term unlisted equity investments	**5,783**	—
Rental income	**(7,098)**	(4,893)
Exchange losses	**35**	182
Dividend income from unlisted equity investments	—	(107)
Interest income	**(73,195)**	(79,579)
Income on short term investments in securities	**(152,633)**	(77,577)

5. FINANCE COSTS

Interest on bank loans and other loans wholly repayable within five years	**184,969**	117,446
Interest on other loans	**39,349**	70,319
Total finance costs	**224,318**	187,765
Interest capitalised	**(27,235)**	(14,843)
	197,083	172,922

6. TAX

No Hong Kong profits tax has been provided as the Group had no taxable profits in Hong Kong during the year.

The Group was subject to the Corporate Income Tax (the "CIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

According to an approval from Zhejiang Provincial Local Tax Bureau dated February 12, 2001 and December 11, 2000, respectively, Shangsan Co and Advertising Co were qualified for the exceptions under the category of "New enterprise providing employment opportunities to redundant workers" as defined in the relevant national tax rules, and therefore was entitled to an exemption from CIT for three years starting from January 1, 1998 and January 1, 1999, respectively.

Pursuant to a directive issued by Zhejiang Provincial People's Government in 1997, the Company was entitled to a refund from the Zhejiang Finance Bureau, of an amount equal to 18% of its taxable income in respect of the CIT paid to the taxation bureau.

6. TAX (Continued)

On January 11, 2000, the State Council issued a directive, in respect of correcting the finance refund policies adopted by local governments with effect from January 1, 2000.

However, a further directive was subsequently released by the Ministry of Finance dated October 13, 2000, according to which listed companies can continue to enjoy the "33% pay first, 18% refund later" policy until December 31, 2001. Such beneficial treatment was not granted to subsidiaries, associates or jointly-controlled entities of listed companies.

In this regard, the tax refunded and refundable represents the financial subsidies received and receivable by the Company in respect of the year.

Group:		
Tax charged	**185,307**	166,839
Overprovision in prior year	**(1,474)**	(10,930)
Tax refunded/refundable	**(50,840)**	(82,966)
	132,993	72,943
Deferred - note 29	**39,755**	(2,312)
Share of tax attributable to associates	**6,074**	7,443
Share of deferred tax attributable to an associate	**6,302**	—
Share of deferred tax attributable to a jointly-controlled entity	**1,267**	—
Overprovision in an associate in prior year	**—**	(6,264)
Tax charge for the year	**186,391**	71,810

There was no material unprovided deferred tax in respect of the year (1999: Nil).

7. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders dealt with in the financial statements of the Company is Rmb504,441,000 (1999: Rmb336,731,000).

8. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules and Section S161 of the Companies Ordinance is as follows:

Fees	**—**	—
Other emoluments:		
Salaries, allowances and benefits in kind	**1,440**	1,286
Bonuses paid and payable	**477**	—
	1,917	1,286

The amount disclosed above include remuneration of HK$145,000 payable to each of the two independent non-executive directors (1999: HK$120,000), and Rmb 5,000 payable to another independent non-executive directors (1999: Nil). There were no other emoluments payable to the independent non-executive directors during the year (1999: Nil).

The remuneration of the directors fell within the following band:

Nil to HK$1,000,000	**11**	9

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included five (1999: five) directors, details of whose remuneration are set out in note 8 above.

10. DIVIDENDS

Interim - Rmb0.02 (approximately HK0.0187) per share (1999: Rmb0.015 (approximately HK$0.014) per share)	**86,862**	65,147
Proposed final - Rmb0.07 (approximately HK0.065) per share (1999: Rmb0.04 (approximately HK$0.037) per share)	**304,018**	173,725
	390,880	238,872

11. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of Rmb636,001,000 (1999: Rmb548,311,000) and the 4,343,114,500 shares (1999: 4,343,114,500 shares) in issue during the year.

Diluted earnings per share for the years ended December 31, 2000 and 1999 have not been calculated as no diluting event existed during these years.

12. FIXED ASSETS

Group								
Cost:								
At January 1, 2000	527,628	8,128,994	206,907	8,485	33,328	177,934	1,817,058	10,900,334
Reclassification	—	—	(4,566)	1,649	4,899	(1,982)	—	—
Additions	—	28,009	11,119	—	18,782	9,953	1,183,090	1,250,953
Transfers	—	2,916,589	7,505	—	—	21,605	(2,946,802)	(1,103)
Reduction of recoverable amount	—	(44,160)	—	—	—	—	—	(44,160)
Disposals	—	—	(8,204)	(253)	(4,001)	(2,348)	—	(14,806)
At December 31, 2000	527,628	11,029,432	212,761	9,881	53,008	205,162	53,346	12,091,218
Accumulated depreciation:								
At January 1, 2000	35,834	194,971	11,987	1,220	8,226	26,226	—	278,464
Reclassification	—	—	(2,272)	760	2,337	(825)	—	—
Provided during the year	17,570	84,710	9,217	3,650	4,768	22,165	—	142,080
Reduction of recoverable amount	—	(1,921)	—	—	—	—	—	(1,921)
Disposals	—	—	(5,431)	(86)	(2,201)	(1,493)	—	(9,211)
At December 31, 2000	53,404	277,760	13,501	5,544	13,130	46,073	—	409,412
Net book value:								
At December 31, 2000	474,224	10,751,672	199,260	4,337	39,878	159,089	53,346	11,681,806
At December 31, 1999	491,794	7,934,023	194,920	7,265	25,102	151,708	1,817,058	10,621,870

12. FIXED ASSETS (Continued)

Company								
Cost:								
At January 1, 2000	350,384	4,712,616	95,365	8,472	22,118	173,133	2,402	5,364,490
Reclassification	—	—	(4,566)	1,649	4,899	(1,982)	—	—
Additions	—	—	2,890	—	4,855	5,944	38,775	52,464
Transfers	—	—	3,011	—	—	—	(4,114)	(1,103)
Disposals	—	—	(853)	(253)	(3,340)	(2,297)	—	(6,743)
At December 31, 2000	350,384	4,712,616	95,847	9,868	28,532	174,798	37,063	5,409,108
Accumulated depreciation:								
At January 1, 2000	29,662	147,551	6,662	1,218	6,591	23,928	—	215,612
Reclassification	—	—	(2,272)	760	2,337	(825)	—	—
Provided during the year	11,668	59,121	4,699	3,646	3,642	18,712	—	101,488
Disposals	—	—	(44)	(86)	(2,074)	(1,468)	—	(3,672)
At December 31, 2000	41,330	206,672	9,045	5,538	10,496	40,347	—	313,428
Net book value:								
At December 31, 2000	309,054	4,505,944	86,802	4,330	18,036	134,451	37,063	5,095,680
At December 31, 1999	320,722	4,565,065	88,703	7,254	15,527	149,205	2,402	5,148,878

All fixed assets are located in the PRC.

13. INTERESTS IN SUBSIDIARIES

Unlisted shares, at cost	**3,555,304**	3,196,754
Due from subsidiaries	**4,099**	28,175
Due to subsidiaries	**(9,835)**	(13,805)
	3,549,568	3,211,124

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayments.

Particulars of the Company's subsidiaries, all of which are directly held, are as follows:

Zhejiang Yuhang Expressway Co., Ltd. ("Yuhang Co")	Note 1	75,223,000	51%	Construction and management of the Yuhang Section of the Shanghai- Hangzhou Expressway
Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co")	Note 2	1,859,200,000	84.19%	Construction and management of the Jiaxing Section of the Shanghai-Hangzhou Expressway

15. INTERESTS IN ASSOCIATES

	Group		Company	
	2000	1999	2000	1999
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Unlisted shares, at cost	—	—	**126,500**	208,000
Share of net assets other than goodwill	**167,316**	231,439	—	—
	167,316	231,439	**126,500**	208,000

The Group's share of post-acquisition accumulated reserves of the associates at December 31, 2000 was Rmb40,816,000 (1999: Rmb23,439,000).

Particulars of the associates, which are directly held by the Company, are as follows:

Name	Business structure	Place of registration and operations	Percentage of equity attributable to the Group 2000	1999	Principal activities
Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co")	Corporate	the PRC	**50%**	50%	Constructing and operating of gas stations and the sale of petroleum products
JoinHands Technology Co., Ltd ("JoinHands Technology")	Corporate	the PRC	**30%**	—	Development and application of computer technologies

The financial statements of the above associates are coterminous with those of the Group. The consolidated financial statements have been adjusted for material transactions between the associates and the Group companies.

16. EXPRESSWAY OPERATING RIGHTS

	Group	Company
	Rmb'000	Rmb'000
Cost:		
At January 1, and December 31, 2000	261,000	208,000
Amortisation:		
At January 1, 2000	20,255	18,488
Provided during the year	8,700	6,934
At December 31, 2000	28,955	25,422
Net book value:		
At December 31, 2000	232,045	182,578
At December 31, 1999	240,745	189,512

17. INVESTMENTS

Long term investments

	Group		Company	
	2000	1999	2000	1999
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Held-to-maturity securities	**30,000**	30,000	**30,000**	30,000
Unlisted equity investments, at fair value	**2,867**	8,650	**—**	—
	32,867	38,650	**30,000**	30,000

Short term investments

	Group		Company	
	2000	1999	2000	1999
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Marketable securities, at market value				
— PRC	**377,965**	1,083,394	**180,294**	801,766
	377,965	1,083,394	**180,294**	801,766

The market value of the Group's short term investments at the date of approval of these financial statements was approximately Rmb393,704,000 (1999: Rmb1,082,974,000).

18. LONG TERM RECEIVABLES

	Group and Company	
	2000	1999
	Rmb'000	Rmb'000
Interest receivable in respect of the held-to-maturity securities	**6,450**	3,870
	6,450	3,870

The interest receivable will be settled upon the expiring of the held-to-maturity securities.

19. TRADE RECEIVABLES

	Group and Company	
	2000	1999
	Rmb'000	Rmb'000
Trade receivables	**19,202**	4,749

The aging analysis of trade receivables as at December 31, 2000 and 1999 are as follows:

	Group and Company	
	2000	1999
	Rmb'000	Rmb'000
Within 1 year	**18,162**	1,917
1 to 2 years	**208**	2,832
2 to 3 years	**832**	—
	19,202	4,749

20. OTHER RECEIVABLES

	Group		Company	
	2000	[illegible]	2000	[illegible]
	Rmb'000	[illegible]	Rmb'000	[illegible]
Prepayments	**45,214**	77,680	**3,637**	1,832
Other debtors	**238,817**	129,598	**174,037**	11,735
Profits tax refundable	**12,560**	58,971	**12,560**	23,333
	296,591	266,249	**190,234**	36,900

Other debtors include a trust deposit of Rmb150,000,000 with Huaxia Bank, Hangzhou Branch (1999: Nil).

21. CASH, CASH EQUIVALENTS AND TIME DEPOSITS

	Group		Company	
	2000	[illegible]	2000	1999
	Rmb'000	[illegible]	Rmb'000	Rmb'000
Cash and bank balances	**320,304**	300,247	**161,078**	179,547
Time deposits	**1,394,030**	1,068,426	**1,179,182**	1,068,426
	1,714,334	1,368,673	**1,340,260**	1,247,973

22. TRADE PAYABLES

	Group		Company	
	2000	[illegible]	2000	1999
	Rmb'000	[illegible]	Rmb'000	Rmb'000
Trade payables	**204,559**	226,895	**13,118**	7,315

22. TRADE PAYABLES (Continued)

The aging analysis of trade payables as at December 31, 2000 and 1999 are as follows:

	Group		Company	
	2000	1999	2000	1999
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Within 1 year	**200,761**	190,908	**12,113**	6,823
1 to 2 years	**3,798**	35,987	**1,005**	492
	204,559	226,895	**13,118**	7,315

23. OTHER PAYABLES AND ACCRUALS

		Group		Company	
		2000	1999	2000	1999
	Notes	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Accruals		**89,943**	130,653	**42,769**	99,859
Other payables		**126,448**	94,824	**84,222**	65,047
Due to related parties	27	**92,304**	88,449	**92,304**	88,449
Due to the holding company	28	**4,809**	36,647	**4,809**	5,747
Proposed final dividend	10	**304,018**	173,725	**304,018**	173,725
		617,522	524,298	**528,122**	432,827

24. INTEREST-BEARING BANK AND OTHER BORROWINGS

		Group		Company	
		2000	1999	2000	1999
	Note	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Current portion of bank and other borrowings	25	**1,831,817**	1,106,425	**1,320,376**	1,010,956
		1,831,817	1,106,425	**1,320,376**	1,010,956

25. INTEREST-BEARING BANK AND OTHER LOANS

	Group 2000 Rmb'000	Group [illegible]	Company 2000 Rmb'000	Company [illegible]
Bank loans:				
Secured	—	30,000	—	—
Unsecured	**1,230,000**	1,140,000	**800,000**	1,090,000
	1,230,000	1,170,000	**800,000**	1,090,000
Other loans:				
Unsecured	**2,016,598**	1,989,897	**808,902**	894,490
	3,246,598	3,159,897	**1,608,902**	1,984,490
Bank loans repayable:				
Within one year	**970,000**	910,000	**540,000**	830,000
In the second year	**160,000**	100,000	**160,000**	100,000
In the third to fifth years, inclusive	**100,000**	160,000	**100,000**	160,000
Beyond five years	—	—	—	—
	1,230,000	1,170,000	**800,000**	1,090,000
Other loans repayable:				
Within one year	**860,817**	196,425	**780,376**	180,956
In the second year	**80,646**	138,282	**9,487**	72,302
In the third to fifth years, inclusive	**407,682**	643,038	—	252,767
Beyond five years	**666,453**	1,012,152	**19,039**	388,465
	2,016,598	1,989,897	**808,902**	894,490
Portion classified as current liabilities - note 24	**(1,831,817)**	(1,106,425)	**(1,320,376)**	(1,010,956)
Long term portion	**1,414,781**	2,053,472	**288,526**	973,534

The bank loans are unsecured and bear interest at rates ranging from 5.022% to 5.94% per annum.

Other loans are unsecured and bear interest at rates ranging from 3% to 8.66% per annum.

26. LONG TERM BONDS

	Group	
	2000	1999
	Rmb'000	Rmb'000
Long term bonds	**200,000**	—

The balance is unsecured, bears interest at rate of 3.78% per annum and is repayable in 3 years.

27. AMOUNTS DUE TO RELATED PARTIES

The amounts due to related parties are unsecured, interest-free and have no fixed terms of repayment.

28. AMOUNT DUE TO THE HOLDING COMPANY

The amount due to the holding company is unsecured, interest-free and has no fixed terms of repayment.

29. DEFERRED TAX

	Group		Company	
	2000	1999	2000	1999
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Balance at beginning of year	**3,346**	5,658	**3,346**	5,658
Charge/(credit) for the year - note 6	**39,755**	(2,312)	**18,309**	(2,312)
At December 31	**43,101**	3,346	**21,655**	3,346

The deferred tax of the Group and the Company arose from differences in accounting profit of these financial statements prepared under HKSSAP, and the taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

30. SHARE CAPITAL

Registered, issued and fully paid:				
Domestic shares of Rmb1.00 each	**2,909,260,000**	2,909,260,000	**2,909,260**	2,909,260
H Shares of Rmb1.00 each	**1,433,854,500**	1,433,854,500	**1,433,855**	1,433,855
	4,343,114,500	4,343,114,500	**4,343,115**	4,343,115

The domestic shares are not currently listed on any stock exchange.

The H Shares have been listed on the Hong Kong Stock Exchange since May 15, 1997, and were further admitted to the Official List on May 5, 2000. Dealings on the London Stock Exchange Limited commenced on the same day.

All the domestic shares and H Shares rank pari passu with each other as to dividends and voting rights.

31. RESERVES

	Share premium account Rmb'000	General goodwill reserve Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
Group						
At January 1, 1999	3,645,082	(317,247)	80,606	40,303	347,311	3,796,055
Goodwill arising on acquisition of additional interests in a subsidiary	—	(14,769)	—	—	—	(14,769)
Net profit for the year	—	—	—	—	548,311	548,311
Transfer from/(to) reserves	—	—	102,384	42,553	(144,937)	—
Dividends - note 10	—	—	—	—	(238,872)	(238,872)
At December 31, 1999 and beginning of year	3,645,082	(332,016)	182,990	82,856	511,813	4,090,725
Goodwill arising on acquisition of additional interests in a subsidiary	—	(18,315)	—	—	—	(18,315)
Goodwill arising on acquisition of an associate	—	(2,529)	—	—	—	(2,529)
Net profit for the year	—	—	—	—	636,001	636,001
Transferred from/(to) reserves	—	—	102,041	45,146	(147,187)	—
Dividends - note 10	—	—	—	—	(390,880)	(390,880)
At December 31, 2000	3,645,082	(352,860)	285,031	128,002	609,747	4,315,002

31. RESERVES (Continued)

	Share premium account Rmb'000	Capital/ goodwill reserve Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
Company						
Balance at January 1, 1999	3,645,082	—	63,595	31,797	291,951	4,032,425
Net profit for the year	—	—	—	—	336,731	336,731
Transferred from/(to) reserves	—	—	52,316	26,159	(78,475)	—
Dividends - note 10	—	—	—	—	(238,872)	(238,872)
At December 31, 1999 and beginning of year	3,645,082	—	115,911	57,956	311,335	4,130,284
Net profit for the year	—	—	—	—	504,441	504,441
Transferred from/(to) reserves	—	—	57,063	28,531	(85,594)	—
Dividends - note 10	—	—	—	—	(390,880)	(390,880)
At December 31, 2000	3,645,082	—	172,974	86,487	339,302	4,243,845

In accordance with the Company Law of the PRC and the respective articles of association of the Company, its subsidiaries, associates and jointly-controlled entity (collectively the "Entities"), the Entities are required to allocate 10% of their profit after taxation, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Entities. Subject to certain restrictions set out in the Company Law of the PRC and the Entities' articles of association, part of the SSR may be converted to increase the Entities' share capital.

In addition, Shangsan Co and Advertising Co were required by the relevant tax authorities to transfer the CIT waived for 1999 to their respective SSR account in 2000. The transfer has been incorporated in these financial statements.

31. RESERVES (Continued)

In accordance with the Company Law of the PRC, the Entities are required to transfer 5% to 10% of their profit after taxation, as determined in accordance with PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Entities. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as properties of the Entities.

The directors of the Company have proposed to transfer Rmb57,063,000 and Rmb28,531,000 to the SSR and the PWF, respectively. This represents 15% of the Company's profit after taxation of Rmb570,629,000 determined in accordance with the PRC accounting standards. The transfer to the PWF is subject to shareholders' approval at the forthcoming annual general meeting.

According to the relevant regulations in the PRC, the amount of profit available for distribution is the lower of the amount determined under the PRC accounting standards and the amount determined in accordance with HKSSAP and accounting principles generally accepted in Hong Kong.

As at December 31, 2000, the Company had reserves of approximately Rmb339,302,000 available for distribution by way of cash or in kind.

As at December 31, 2000, in accordance with the Company Law of the PRC, the amount of approximately Rmb3,633,159,000 standing to the credit of the Company's share premium account prepared in accordance with the PRC accounting standards was available for distribution by way of capitalisation issues.

32. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of profit from operating activities to net cash inflow from operating activities:

	2000 Rmb'000	[illegible]
Profit from operating activities	**1,042,768**	856,915
Depreciation	**142,080**	140,127
Amortisation of deferred costs	**—**	5,102
Amortisation of expressway operating rights	**8,700**	8,700
Interest income	**(73,195)**	(79,579)
Loss on disposal of fixed assets	**5,595**	3,028
Reduction of recoverable amount of fixed assets	**42,239**	—
Change in fair values of long term unlisted investments	**5,783**	—
Decrease in inventories	**331**	802
Decrease/(increase) in trade receivables	**(14,453)**	6,811
Decrease/(increase) in other debtors	**(103,279)**	44,342
Increase in long term receivables	**(2,580)**	(2,580)
Decrease in trade payables	**(12,027)**	(4,126)
Increase/(decrease) in amount due to the holding company	**(31,838)**	33,202
Decrease in amounts due from related parties, net	**—**	119
Increase/(decrease) in other taxes payable	**5,268**	(6,687)
Increase in other payables	**31,624**	35,252
Increase/(decrease) in accruals	**(6,803)**	6,400
Increase in balance with an associate	**90**	—
Net cash inflow from operating activities	**1,040,303**	1,047,828

32. NOTES TO THE CASH FLOW STATEMENT (Continued)

(b) Analysis of changes in financing during the year:

	Long term Bonds Rmb'000	Bank and other loans Rmb'000	Minority interests Rmb'000
Balance at January 1, 1999	—	2,266,774	1,245,782
Cash inflow from financing	—	893,123	217,769
Arising from dilution of minority interests	—	—	(93,710)
Dividends paid to minority interests	—	—	(6,840)
Profit attributable to minority interests	—	—	86,431
Balance at December 31, 1999 and January 1, 2000	—	3,159,897	1,449,432
Cash inflow from financing	200,000	86,701	176,381
Arising from dilution of minority interests	—	—	(154,485)
Dividends paid to minority interests	—	—	(33,324)
Profit attributable to minority interests	—	—	57,360
Balance at December 31, 2000	200,000	3,246,598	1,495,364

33. COMMITMENTS

	Group		Company	
	2000	1999	2000	1999
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Contracted, but not provided for:				
- Construction of expressways	**622,684**	776,119	**356,012**	—
- Proposed investments in Shangsan Co	**485,000**	—	**485,000**	189,750
- Others	**1,886**	8,397	**1,886**	—
Authorised, but not contracted for:				
- Construction of expressways	**2,500,980**	2,467,163	**898,182**	462,021
	3,610,550	3,251,679	**1,741,080**	651,771

34. DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC AND HONG KONG ACCOUNTING STANDARDS

	Profit after taxation		Net assets as at December 31	
	2000	1999	2000	1999
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
As reported in statutory accounts	**642,023**	615,742	**8,881,679**	8,694,253
HKSSAP adjustments:				
(a) Goodwill	**35,885**	33,016	**(251,622)**	(267,395)
(b) Provision for deficit arising on the disposal of staff quarters	**—**	—	**(15,300)**	(15,300)
(c) Interest on H shares subscription monies, net of deferred tax	**(2,484)**	(6,135)	**4,310**	6,794
(d) Depreciation provided, net of deferred tax	**(26,241)**	67	**(14,733)**	6,592
(e) Difference in share premium during establishment	**—**	—	**11,923**	11,923
(f) Profits tax refundable	**12,560**	(7,230)	**8,873**	(3,687)
(g) Restatement of short term investments in securities at market value, net of deferred tax	**38,868**	(19,133)	**36,967**	—
(h) Recognition of tax exemption	**17,805**	17,194	**6,964**	—
(i) General provision on trade receivables and other debts	**5,548**	—	**3,450**	—
(j) Reduction of recoverable amount of fixed assets, net of deferred tax	**(28,300)**	—	**(14,433)**	—
(k) Others	**(2,303)**	1,221	**39**	660
As restated in the financial statements	**693,361**	634,742	**8,658,117**	8,433,840

35. ULTIMATE HOLDING COMPANY

In the opinion of the directors of the Company, the ultimate holding company of the Company is Zhejiang Provincial High Class Highway Investment Company Limited ("Provincial Investment Co"), a state-owned enterprise established in the PRC.

36. RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions carried out in the ordinary course of business between the Company and certain government bodies in the year.

Under the reorganisation agreement, Provincial Investment Co gave a number of undertakings to the Company, including a non-competition undertaking, a tax indemnity, and an indemnity against losses incurred, which were not expressly transferred to the Company pursuant to the reorganisation and general indemnity provisions against any breach of representation warranty and undertakings contained in the agreement.

The World Bank provided financing for the construction of the Hangzhou-Ningbo Expressway through the Ministry of Finance and the Zhejiang Provincial Expressway Executive Commission (the "Executive Commission"), which was responsible for the control of the construction and the management of the Hangzhou-Ningbo Expressway. The repayment responsibility for the financing provided for the Hangzhou-Ningbo Expressway, which amounted to US$97,733,910 as at December 31, 2000, was assumed by the Company.

Pursuant to a supplemental agreement dated April 18, 1997, the Company, Provincial Investment Co, and the Executive Commission have agreed that the Company will take over the repayment responsibilities under the reorganisation agreement in respect of the World Bank financing. An appropriate agreement was entered into between the Company and the Executive Commission, pursuant to which the Company will be charged the same rate of interest as that charged to the Executive Commission.

36. RELATED PARTY TRANSACTIONS (Continued)

A contract between the Company and the Executive Commission was reached dated March 24, 1997 whereby the Executive Commission will enter into a number of contracts relating to Contract No. 8 of the Hangzhou-Ningbo Expressway on behalf of the Company, for the purpose of upgrading the Operating Systems (as defined in the section "Operation of the Expressway" of the prospectus dated May 5, 1997) of the Hangzhou-Ningbo Expressway. The Company has to take the benefit of these contracts and assume the repayment obligations for any drawdown on the World Bank funding in respect of Contract No. 8. Accordingly, the Company has included fixed assets of Rmb108,524,000, liabilities of Rmb89,346,000 and the repayment obligation on the World Bank funding of US$2,317,000 (equivalent to Rmb19,178,000 approximately) as at December 31, 2000, respectively, in these financial statements.

37. SUBSEQUENT EVENTS

As of January 10, 2001, the board of directors announced that the Company intended to apply to the China Securities Regulatory Commission and the Shanghai Stock Exchange of the PRC for the issue and placement of A Shares (the "A Share Issue"). The new placement will be completed in the first half of 2001 and the number of A Shares to be issued will not be more than 300,000,000.

The net proceeds from the A Share Issue anticipated by the directors of the Company will amount to not less than Rmb1 billion and will be used for the following purposes:

(1) approximately Rmb1,285 million will be used for funding the construction to widen the Shenshi to Guzhu Section of the Shanghai-Hangzhou-Ningbo Expressway;

(2) the balance of the net proceeds will be used for funding the acquisition of an additional 18.4% equity interests in Shangsan Co from Huajian Transportation Economic Development Center, a state-owned enterprise established in the PRC, at an estimated cash consideration of Rmb485 million. The share transfer proposal was dually signed on February 2, 2001; and

(3) if the net proceeds from the A Share Issue are not sufficient for funding the above projects/transaction, internal resources and/or bank loans will be used.

38. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the current year's presentation.

39. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on March 5, 2001.

Executive Directors
Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

Non-executive Directors
Xia Linzhang
Zhang Chunming

Independent non-executive Directors
Hu Hung Lick, Henry
Tung Chee Chen
Zhang Junsheng

Supervisors
Xiao Hua
Ni Cifang
Lu Feng
Sun Xiaoxia
Zheng Qihua

Legal advisers

As to Hong Kong law:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street, Central
Hong Kong

As to English law:
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

As to PRC law:
T & C Law Firm
18/F, Block A
100 Moganshan Road,
Yaojiang International Building,
Hangzhou, Zhejiang
PRC

Auditors and Reporting Accountants
Ernst & Young
Certified Public Accountants
15th Floor
Hutchison House
10 Harcourt Road, Central
Hong Kong

Sponsor for London Listing
Kleinwort Benson Limited
20 Fenchurch Street
London EC3P 3DB
United Kingdom

Company secretary
Zhang Jingzhong

Authorised representatives
Geng Xiaoping
Zhang Jingzhong

Statutory address
19/F, Zhejiang World Trade Centre
15 Shuguang Road
Hangzhou City, Zhejiang Province
PRC 310007

Tel: 86-571-7985588
Fax: 86-571-7985599

Place of business in Hong Kong
c/o Ernst & Young
11th Floor, Tower 2
The Gateway
25-27 Canton Road
Kowloon
Hong Kong

H Share registrar and transfer office
Hong Kong Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road, Central
Hong Kong

Paying agent for London listing
Lloyds TSB Registrars Limited
The Causeway
Worthing
West Sussex
BN99 6DA
United Kingdom

Principal bankers
Bank of China, Zhejiang Branch
Industrial and Commercial Bank of China, Zhejiang Branch
Agriculture Bank of China, Zhejiang Branch
Shanghai Pudong Development Bank, Hangzhou Branch

H Shares listing information
The Stock Exchange of Hong Kong Limited
Code: 0576

London Stock Exchange plc
Code: ZHEH

Information of the Company Available at:
Rikes Communications Limited
Room 701, Wanchai Central Building,
89 Lockhart Road, Wanchai,
Hong Kong

LOCATION MAP OF EXPRESSWAYS OPERATED



Suzhou
Taihu Lake
Shanghai
JIANGSU PROVINCE
SHANGHAI MUNICIPALITY
ANHUI PROV
104
318
Huzhou
318
To Suzhou
Jiaxing
SHANGHAI - HANGZHOU EXPRESSWAY
SHIDA ROAD
HANGZHOU SECTION
320
JIAXING SECTION
Hangzhou Bay
Hangzhou
YUHANG SECTION
Qiantang River
HANGZHOU — NINGBO EXPRESSWAY
329
104
Shaoxing
Cao'e River
Ningbo
320
ZHEJIANG PROVINCE
104
SHANGSAN EXPRESSWAY
Taizhou



Shanghai-Hangzhou Expressway Yuhang Section



Shanghai-Hangzhou-Ningbo
Expressway Qianjiang er Qiao



Shanghai-Hangzhou Expressway Dayun Toll Station


ZHOUSHAN ARCHIPELAGOES
EAST CHINA SEA
LEGEND
COMPLETED
EXPRESSWAY PLANNED
COMPLETED
CLASS 1 HIGHWAY PLANNED
NATIONAL ROAD
SERVICE AREA
TOLL STATION
0
20KM
40KM



Shanghai-Hangzhou Expressway Jiaxing Section


宁波
NINGBO
余姚
YUYAO

Hangzhou - Ningbo Expressway

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for Annual General Meeting

Number of Shares related to this proxy form (note 1)	H Shares/Domestic Shares*

I (We) (note 2) ______________________________

of ______________________________,

being the holder(s) of (note 1) ______________________________,

H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") now appoint (note 3) ______________________________

____

(I.D. No.: ______________ of ______________)or, failing him, the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the ordinary resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of the Company ("AGM") to be held at 10:00 a.m. on April 26, 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China ("the PRC") for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion (note 4).

Ordinary Resolutions:	For (note 4)	Against (note 4)
1. To consider and approve the report of the directors of the Company for the year ended December 31, 2000.		
2. To consider and approve the report of the supervisory committee of the Company for the year ended December 31, 2000.		
3. To consider and approve the audited financial statements of the Company for the year ended December 31, 2000.		
4. To consider and approve the proposed distribution of profits and the final dividend of the Company for the year ended December 31, 2000.		
5. To consider and approve the budget plan of the Company for the year ending December 31, 2001.		
6. To consider and approve the re-appointment of Ernst & Young as the international auditors of the Company and Zhejiang Pan-China Certified Public Accountants as the PRC auditors of the Company and to authorize the board of directors of the Company to fix their respective remuneration.		

Date: ______________, 2001 Signature: ______________ (note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to the all of the shares in the capital of the Company registered in your name(s).

2. Please insert full name(s) and address(es) in BLOCK LETTETRS.

3. Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4. Attention: If you wish to vote FOR any resolution, please indicate with a "√" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "√" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

5. This form of proxy must be signed under hand by you or your attorney duly authorized in that behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6. This form of proxy together with the power of attorney or other authorization document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company at 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, People's Republic of China and in the case of a holder of H Share(s), to Hong Kong Registrars Limited at 2/F Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, at least 24 hours before the time designated for the holding of the AGM.

* *Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Reply Slip for Annual General Meeting

I(We) ____

of ____ ,

Telephone number: ______________________ and Fax number: ______________________ ,

being the holder(s) of ______________________ H Share(s)/Domestic Share(s)*

of Zhejiang Expressway Co., Ltd. (the "Company") hereby confirm that I(we) wish to attend or appoint a proxy to attend (on my(our) behalf) the annual general meeting ("AGM") to be held at 10:00 a.m. on April 26, 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC").

Signature: ______________________

Date: ______________________

Note: Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company at 19th Floor Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC by post or by facsimile (Fax no.: (+86)-571-7950329) such that the same shall be received by the Company on or before April 6, 2000. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

* *Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.



01 NOV 13

1999
Annual Report



CHRISTINE KUNG
Solicitor
Herbert Smith
Hong Kong SAR

Contents



Financial Highlights	2
Company Profile	[illegible]
Review of Major Corporate Events in 1999	[illegible]
Chairman's Statement	[illegible]
Management Profile	12
Management Discussion and Analysis	16
Business Review	[illegible]
Financial Review	[illegible]
Investor Relations	38
Strategies and Prospects	39
Report of the Directors	42
Report of the Supervisory Committee	55
Audited Financial Statements	
Report of the International Auditors	57
Consolidated Income Statement	[illegible]
Consolidated Statement of Recognised Gains and Losses	60
Consolidated Balance Sheet	61
Consolidated Cash Flow Statement	[illegible]
Balance Sheet	[illegible]
Notes to Financial Statements	67
Corporate Information	102

Financial Highlights

Consolidated

	Year ended 31st December	
	1999	1998
	Rmb'000	Rmb'000
Turnover	**1,050,498**	655,069
Profit from operating activities	**856,915**	622,859
Net profit from ordinary activities attributable to shareholders	**548,311**	404,391
Earnings per share	**12.62 cents**	9.31 cents
Total liabilities		
(excluding minority interests)	**4,042,416**	3,609,038
Total assets	**13,925,688**	12,993,990
Total liabilities-to-assets-ratio	**29.03%**	27.77%

Due to the adoption of the revised Hong Kong Statements of Standard Accounting Practice ("HKSSAP") during the current year, the presentation of the above figures has been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation.

In addition, a restatement of the carrying values of the Group's and the Company's short term investments in securities to their fair values (i.e. the market price) as at 31 December, 1998 was made in accordance with the newly adopted HKSSAP 24. The restatement has retrospectively increased the Group's profit from operating activities for the year ended 31 December, 1998 by Rmb19,133,000 (net of deferred tax).



Nurture **talents people**

Create **and** ***Share*** **values**

Company Profile

Zhejiang Expressway Co., Ltd. (the "Company") was established on 1 March 1997 as an infrastructure company focusing on toll road operations. The H shares of the Company ("H Shares") were subsequently listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 15 May 1997.

The Company and its subsidiaries are principally engaged in investing in, constructing and managing high grade roads. They also operate certain ancillary business, such as automobile servicing, operation of gas stations and bill board advertising along expressways.

It is the intention of the Company to become a leading PRC infrastructure investment company by 2010 with the mission to *"nurture talents, create and share values"*.

Set out below is the corporate and business structure of the Company, its principal subsidiaries, an associated and a jointly-controlled entity (the "Group").



Holders of H Shares
Provincial Investment Co
33%
67%
70%
80%
the Company
50%
50%
84.2%
51%
55%
Advertising Co
Gaotong Co
Jiaxing Co
Yuhang Co
Shangsan Co
Petroleum Co
Shida Co
100%
100%
Advertising
Processing and sale of stones and stone related products
Jiaxing Section 88.1 km
Yuhang Section 11.1 km
Hangzhou Section 3.4 km
Shanghai - Hangzhou Expressway 102.6 km (this entire expressway is open to traffic)
Hangzhou - Ningbo Expressway 145.0 km (this entire expressway is open to traffic)
Shangsan Expressway 143.0 km (37.5 km is open to traffic. The entire expressway is expected to be completed by the end of 2000)
Operation of gas stations; and sale of petroleum related products
Development, operation, and management Shida Road

Notes:

"Advertising Co"	means	Zhejiang Expressway Advertising Co., Ltd.
"Gaotong Co"	means	Zhejiang Gaotong Stone Development Co., Ltd.
"Jiaxing Co"	means	Zhejiang Jiaxing Expressway Co., Ltd.
"Petroleum Co"	means	Zhejiang Expressway Petroleum Development Co., Ltd.
"Provincial Investment Co"	means	Zhejiang Provincial High Class Highway Investment Company Limited
"Shangsan Co"	means	Zhejiang Shangsan Expressway Co., Ltd.
"Shida Co"	means	Hangzhou Shida Highway Co., Ltd.
"Yuhang Co"	means	Zhejiang Yuhang Expressway Co., Ltd.

Review of Major Corporate Events in 1999

January 1, 1999

The Company's office was moved to Zhejiang World Trade Centre to create a better working environment for the benefit of its staff.

February 3, 1999

The Chairman attended several presentations in London of Chinese overseas-listed companies organised by the China Securities Regulatory Commission.

February 25, 1999

The 1998 annual results were announced.

May 6, 1999

The 1998 annual general meeting was convened.

June 28, 1999

The Company and Xinchang County Transport Development Company ("Xinchang Transport") entered into an agreement for the acquisition of the latter's 4% ownership interest in Shangsan Co, thereby increasing the Company's interest in Shangsan Co from 51% to 55%.

July 1, 1999

Toll rates of the Shanghai-Hangzhou-Ningbo Expressway were increased pursuant to the approval granted by Zhejiang Provincial Government.

August 5, 1999

The 1999 interim results were announed.

August 20, 1999

The Company and Hangzhou Highway Development Co., Ltd. entered into an agreement to establish a jointly-controlled entity, Shida Co, for the development and operation of the Shida Road project.

September 20, 1999

An extraordinary general meeting was convened to approve payment of the interim dividend.

November 22, 1999

The 1998 annual report was awarded an Honourable Mention for the 1999 Best Annual Reports Competition organised by the Hong Kong Management Association.

Chairman's Statement



It has only been three years since the incorporation of Zhejiang Expressway Co., Ltd. We have been committed to maximising the value of shareholders' investment during these three years, and have achieved satisfactory results with profit attributable to shareholders growing at an annual compounded rate of 22.8 per cent. In 1998, the Company became an index constituent stock of the "Hang Seng Index 100". In a survey conducted by Asiamoney magazine, the Company was regarded by fund managers as one of the top 10 overall best managed companies in China in 1999. We believe we have well achieved the targets which we set ourselves three years ago. However, we shall strive for further improvement.

Our Vision and Mission

Since the second half of 1999, the Board of Directors, management, and external management consultants of the Company have reviewed and discussed about the Company's future strategies and management. After a thorough study of the toll road industry, its operating environment and the Company's resources, the Company has arrived at the vision of becoming a leading infrastructure investment company in China by 2010. The Company's mission is to nurture talents, create and share values.

We believe the toll road industry still has great potential for growth in the coming decade. With the gradual maturing of business practices and the reduction of obstacles to cross-regional operations, inter-regional toll road operators are expected to emerge. Hence, the patterns and level of the returns to the toll road industry would increasingly hinge upon the competitiveness of individual operators.

Demand for infrastructure boosted by the rapid growth of the PRC economy and the State incentive policy has also resulted in the continued rapid growth of the infrastructure industry. The crucial resources and core competence relating to the toll road industry may be extended to other infrastructure businesses. By expanding from expressway operations into the infrastructure business, the Company will be better positioned to seize more opportunities for growth.

The Company believes that the recruitment, training, and retention of high calibre individuals is critical in an increasingly competitive business environment. With this in mind, the Company's mission is to nurture talents, create and share values with its shareholders, customers, partners, staff and the community with the ultimate objective to maximise the value of shareholders' investment.

Furthermore, business ethics and corporate social responsibility are increasingly becoming a concern to the general public. Not only are business interests given due consideration, more attention is also given to the business impact on our environment.

Operating Environment

Given the dwindling impact of the Asian financial turmoil on the regional economies and the economic recovery in these countries, 1999 witnessed a marked improvement in the overall operating environment.

- Macro Environment

In 1999, the PRC economy continued to grow rapidly and provinces neighbouring Zhejiang Province were economically active. In particular, Zhejiang Province had one of the highest GDP growth rates in the PRC with an outstanding economic performance. The satisfactory economic growth in neighboring provinces also provided momentum to the Company's toll road operations.

In 1999, China saw a moderate increase in its foreign reserves as well as stability in the Renminbi exchange rate. In the second half of the year, there was a rebound in PRC foreign trade and export, resulting in a healthy state of PRC international balance of payments. In addition, Zhejiang Province, being ranked well above the national average in terms of growth of import and export trade, helped to bring about a surge in the road traffic volume.

Chairman's Statement (Cont'd)

Pursuant to the approval granted by Zhejiang Provincial Government, we increased for the first time the distance-based toll rate for Class 1 vehicles using the Shanghai-Hangzhou-Ningbo Expressway on 1 July, 1999. The overall increase is slightly higher than the compounded annual growth rate of the PRC Retail Price Index (4.2 per cent) for the preceding three calendar years (1996-1998).

- **Highway Law Amendment**

At the end of October 1999, the PRC Highway Law was amended, pursuant to which, the State will levy taxes instead of imposing road construction and maintenance fees in order to raise capital for road construction and maintenance. We believe that the amended Highway Law, generally being beneficial to the toll road business, will not only facilitate the standardisation and legalisation of the toll road operating rights, but will also be conducive to the investment environment. Furthermore, the Directors expect that the imminent abolition of such charges and other vehicle-related charges will stimulate private automobile consumption, which will, in turn, boost the traffic volume of the Group's toll roads.

- **WTO Membership**

The PRC and the US signed a bilateral agreement on 15 November, 1999 whereby the PRC is likely to join the World Trade Organisation ("WTO") in 2000. In the long term, the PRC's WTO membership will be conducive to the PRC economy as PRC enterprises will have to improve their competitiveness. This will in turn increase the overall economic efficiency and give impetus to the continued economic growth, all of which should stimulate further growth in traffic volumes of the expressways.



We believe that the eventual PRC entry to the WTO will promote foreign trade. With the Shanghai-Hangzhou-Ningbo Expressway being strategically located, the Group will accordingly benefit from such development. Furthermore, we expect that the gradual tariff reduction in respect of automobiles will increase the consumption of cars, which will further boost highway traffic flows.

The PRC's WTO membership will prompt drastic changes in the operating environment as enterprises will have to place more emphasis on efficiency and cost effectiveness, reduce inventory costs and increase productivity. As a result, there will be a higher demand for transportation, in particular, the expressways offering faster and safer services and other infrastructures. This will accelerate the development of the infrastructure industry and give rise to the emergence of a modern logistics industry in the PRC, thereby offering greater challenges and opportunities to us.

- Technological Developments

The rapid change in modern technological development and in particular, the proliferation of the modern information technology applications have revolutionalized the livelihood of business, society, and the individual. We are now paying more attention to information and knowledge, with the belief that an era of a knowledge economy will come about in the 21st century. Faced with such challenge, we will have to enhance the application of modern technology and to increase the amount of technological investment in our services, with a view to improve management and upgrade the quality of services provided.

The 21st Century

2000 is a crucial year. According to most astronomers, 2000 marks the end of the 20th century, and to ordinary people, 2000 heralds the beginning of a new millennium. Others believe that 2000 is a transitional year from the 20th century to the 21st century. We prefer the latter concept, as we will spend the year preparing for all the challenges ahead in the millennium.

Chairman's Statement (Cont'd)

- Strategies

Maximisation of the shareholders' value is our main concern and our ultimate goal. We believe that increasing shareholders' return and the continued growth are the two key elements that drives up shareholders' value. To increase shareholders' return and to realize continued growth, our strategies are as follows:

- **Emphasise Core Business**

  Highway operation will remain our core business and focus, with emphasis on developing certain selected areas along the supply chain of the toll road business. We will capitalise on our competitive strengths and establish a reputation of being "a toll road specialist" by increasing our customer research, improving our business processes, setting up a quality assurance system and establishing a client-oriented toll road operating system.

- **Develop Road-Related Business**

  We will maintain our presence in the toll road business in Zhejiang Province and continue to develop the road-related business. By leveraging on our established core competence, we will seek appropriate investment opportunities that meet our requirements of return and growth in the PRC infrastructure industry.

- **Identify and Acquire New Projects**

  We will strengthen our industry research, project development and financial engineering. At the same time, we will actively look for existing and proposed infrastructure projects that meet our requirements for high project growth.

- **Broaden Scope of Cooperation and Strategic Alliances**

  We will continue to broaden the scope of cooperation and partnership with local governments, financial and academic institutions and seek strategic alliances in different sectors of the infrastructure industry.

Strategic Implementation

We understand that the formulation of good strategies is only one aspect of realizing our long-term goal. In addition, we also realise that good corporate governance, an efficient organisational system, effective human resourcing system, and a vibrant corporate culture are also necessary for the effective implementation of our strategies.

- **Strengthen Corporate Governance**

  The respective number of independent directors and independent supervisors in the newly-formed Board of Directors and Supervisory Committee have been increased at the end of February 2000. We have also established an Audit Committee under the Board of Directors to review and supervise the Company's financial reporting process and internal controls. An incentive and control mechanism for senior management will also be established so as to bring their interests in line with the long-term interests of our shareholders. We believe that corporate governance within our Company will be strengthened as a result.

- **Improve Organisational System**

  We will need to progressively adjust our organisational structure to accomodate a gradual shift from a toll road operation-based organisational structure to a project development-based one in order to fulfill our vision.

- **Develop Human Resources**

  In line with our corporate strategies, we will need to further reform our existing human resourcing system, and enhance the remuneration package and performance appraisal systems to attract and encourage future and existing staff.

Chairman's Statement (Cont'd)

- **Build Corporate Culture**

  We believe that a vibrant corporate culture is instrumental for the successful implementation of our strategies. Accordingly, we will give top priority to the cultivation of our corporate culture, the emphasis and promotion of our corporate core values through earnest practice, thorough communication, and performance appraisals.

Secondary Listing in London

We plan to seek a secondary listing of our H Shares on the London Stock Exchange ("LSE") by way of introduction in order to broaden the Company's shareholder base. However, the Company will not issue new shares for this purpose. Subject to obtaining the approval from the China Securities Regulatory Commission and the LSE, the dealing in the H Shares on LSE is expected to commence in May 2000.

Geng Xiaoping
Chairman and General Manager

Hangzhou, Zhejiang Province, the PRC
1 March, 2000

Management Profile

Executive Directors

Mr. GENG Xiaoping, age 51, is the Chairman and General Manager of the Company responsible for the overall management of the Company's businesses. Mr. Geng graduated from the East China College of Political Science and Law and obtained a bachelor's degree in law in 1984. From 1979 to 1991, he held various positions at the People's Procuratorate of Zhejiang Province including Secretary, Division Chief and Deputy Procurator. In 1991, he was appointed the Deputy Director of Zhejiang Provincial Expressway Executive Commission, responsible for the business operation and administration of the expressway system in Zhejiang. Mr. Geng became the Chairman and General Manager of the Company since March 1997.

Mr. FANG Yunti, age 50, senior engineer, is the Deputy General Manager and Chief Financial Officer of the Company responsible for the planning, finance, project development, investment and administration of the Company. Mr. Fang graduated from Qing Hua University and majored in automotive engineering in 1976. From 1983 to 1988, he was the Deputy General Manager of Zhejiang Province Automobile Transport Company. From 1988 to 1990, he was the Chief Engineer at the Provincial Road Transport Company. In 1991, he was appointed as the Head of the Operating Administrative and Technical Equipment Divisions of the Zhejiang Provincial Expressway Executive Commission where his responsibilities included supervision of the operation management and equipment purchasing of the Shanghai-Hangzhou-Ningbo Expressway. Mr. Fang was a Director and Deputy General Manager of the Company from March 1997 to February 2000 responsible for the overall operations of the Shanghai-Hangzhou-Ningbo Expressway including responsibility for technical equipment used by the Company in its operations.

Mr. ZHANG Jingzhong, age 36, senior lawyer, is the Secretary to the Board of Directors of the Company. Mr. Zhang graduated from Hangzhou University in July 1984 obtaining of a bachelor's degree in law. In 1984, he joined the Zhejiang Provincial Political Science and Law Policy Research Unit. Since 1988 and until 1994, he was the Associate Director of Hangzhou Municipal Foreign Economic Law Firm. In 1992, he obtained the qualifications required by the regulatory authorities in China in order to practice in law involving securities. In January 1994, Mr. Zhang became Senior Partner at the T&C Law Firm in Hangzhou. Mr. Zhang became a Director and Secretary to the Board of Directors of the Company since April 1997.

Management Profile (Cont'd)

Mr. XUAN Daoguang, age 55, senior engineer, is the Deputy General Manager of the Company responsible for the operation, maintenance and equipment of the Company. Mr. Xuan graduated from the Tong Ji University in 1967 with a degree in engineering, and majored in the construction and design of bridges and tunnels. Mr. Xuan has 31 years of experience in engineering maintenance with the Road Administration Division including as the Section Head and, later, as the Head of the Road Administrative Division of Jinhua City. He has worked for the Zhejiang Provincial Expressway Executive Commission and was responsible for the administration of engineering work within Zhejiang Province, including repair and maintenance on the completed sections of the Shanghai-Hangzhou-Ningbo Expressway. Mr. Xuan was a Director and Manager of the Company from March 1997 to February 2000 responsible for repair and maintenance work.

Non-executive Directors

Mr. XIA Linzhang, age 56, senior engineer, is a member of the Audit Committee of the Company. Mr. Xia graduated form Jiao Zou Mining College. He was the head of Suichang Coal Mine, Standing Deputy Head and Head of Suichang County, Zhejiang Province. Mr. Xia was appointed the Chief of the Planning and Finance Division of the Zhejiang Provincial Expressway Executive Commission. He is currently the Deputy General Manager and Manager of Zhejiang Provincial High Class Highway Investment Co., Ltd. responsible for finance. Mr. Xia was the Chairman of Supervisory Committee of the Company from March 1997 to February 2000.

Ms. ZHANG Chunming, age 35, senior lawyer, is a member of the Audit Committee of the Company. Ms. Zhang graduated from the East China College of Political Science and Law in Shanghai obtaining a bachelor's degree in law in 1986. From 1987 to 1994, she practiced as a lawyer with the Zhejiang Provincial Economics Law Firm in Hangzhou where her practice included financial, securities and property matters. Ms Zhang has also obtained the qualifications required by the regulatory authorities in China in order to practice in law involving securities and, in 1994, she spent six months undergoing training in Hong Kong. Since 1994 she has been a Partner and Director of Zhejiang Shield Law Office. Ms. Zhang was a Director and Manager of the Company from March 1997 to February 2000 responsible for legal and securities related issues.

Independent non-executive directors

Dr. HU Hung Lick, Henry G.B.S. O.B.E. Ph.D. J.P., age 80, is a member of the Audit Committee of the Company. Dr. Hu has been practicing as a barrister for over 45 years and is currently the President of Shue Yan College in Hong Kong, a member of the Standing Committee of the Chinese People's Political Consultative Congress and the China International Economic and Trade Arbitration Commission. Dr. Hu is also an adviser to the China Research Committee of Juvenile Delinquency. Dr. Hu became an Independent Non-executive Director of the Company since March 1997.

Mr. TUNG Chee Chen, age 57, Chairman of Orient Overseas (International) Limited, is the Chairman of the Audit Committee of the Company. Mr. Tung was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Masters degree in mechanical engineering at the Massachusetts Institute of Technology in the United States. He is currently a registered Professional Engineer in the State of California. Mr. Tung became an Independent Non-executive Director of the Company since March 1997.

Mr. ZHANG Junsheng, age 63, professor, is a member of the Audit Committee of the Company. Mr. Zhang graduated from Zhejiang University in 1958, and was a lecturer, an associate professor, an advising professor at the Zhejiang University, and a professor concurrently at, amongst other universities, the Zhongshan University. In 1980, he became the Deputy General Secretary of Zhejiang University. In 1983, Mr. Zhang served as Deputy General Secretary of the Hangzhou City Government. In 1985, he began to work for the Xinhua News Agency, Hong Kong Branch, and became its Deputy Director in 1997. Mr. Zhang took up the post of General Secretary of Zhejiang University in September 1998. In addition, Mr. Zhang is currently a Special Advisor to the Zhejiang Provincial Government, an Advisor to the Sichuan Provincial Government, and a Senior Advisor to the Shenzhen City Government.

Supervisors

Mr. MA Kehua, age 47, senior economist, is the Chairman and non-executive member of the Supervisory Committee of the Company. Mr. Ma graduated from Shanghai Railway Institute in 1977, after which he worked as an engineer at Shanghai Railway Bureau No. 1 Construction Company and the Plumbing and Electricity Section of Shanghai Railway Bureau, Hangzhou Branch. Mr. Ma was in charge of the Planning and Finance Division at the Zhejiang Local Railway Company, and became Deputy Division Chief and Division Chief of Zhejiang Jinwen Railway

Management Profile (Cont'd)

Executive Commission responsible for material supply since 1993. Mr. Ma took up the post of Deputy General Secretary of Zhejiang Construction and Investment Company since March 1999, and is currently the Deputy General Secretary of Zhejiang Provincial High Class Highway Investment Co., Ltd.

Mr. NI Ciyun, age 49, senior economist, is a member of the Supervisory Committee of the Company representing the staff and workers. Mr. Ni graduated from Tianjin University in 1976 majoring in mechanical manufacturing. He was a Deputy Manager and Manager at Zhejiang Jiaxing Shipping Company since 1981, Deputy Director of Jiaxing Communications Bureau in 1989, Director of Zhapu Port Executive Commission in 1990, Director of Jiaxing Zhapu Port Authority in 1992, and Deputy Director of Shanghai-Hangzhou-Ningbo Expressway Jiaxing Construction Executive Commission in 1993. Mr. Ni is currently the Chief Administrator of the Company's Jiaxing Section.

Mr. LU Fan, age 44, senior economist with a Masters Degree in Economy, is an independent non-executive member of the Supervisory Committee of the Company. Mr. Lu was an assistant researcher at the World Economy Research Institute of Zhejiang Social Science Academy, and became the Vice-Director of Zhejiang Asia-Pacific Research Institute in 1991. Mr. Lu joined Zhejiang Securities Co., Ltd. in 1994. He was the General Manager of Investment Banking Division and is currently the Vice President of Zhejiang Securities Co., Ltd.

Mr SUN Xiaoxia, age 37, professor, is an independent non-executive member of the Supervisory Committee of the Company. Mr. Sun graduated from Wuhan University, School of Law with a Masters Degree in law. He had worked as Assistant Lecturer, Lecturer, Assistant Professor and Tutor for graduate students at Hangzhou University, School of Law. Mr. Sun is currently Deputy Dean of School of Law and Dean of Department of Law, Zhejiang University. In addition, Mr. Sun is a lawyer with Zheda Law Firm, a standing member of China Jurisprudence Research Society, a member of the International Society for Philosophy of Law and Social Philosophy (IVR), and a member of the IVR's China Branch.

Mr. ZHENG Qihua, age 37, senior accountant, is an independent non-executive member of the Supervisory Committee of the Company. He is currently the Deputy General Manager of the Zhejiang Pan-China Certified Public Accountants, and guest professor at Zhejiang Finance and Economics Institute. Mr. Zheng was amongst the first batch of Chinese registered accountants to obtain qualifications required for practicing accountancy involving securities in 1992. He has working and training experiences in Hong Kong and Singapore, and spent approximately six months working with the Listing Division of China Securities Regulatory Commission during 1997 and 1998.


Average daily traffic volume
14,814 vehicles

Management Discussion and Analysis

Business Review

Business Environment Analysis

The PRC economy achieved a growth rate of 7.1 per cent in 1999 with a GDP of Rmb8,205.4 billion.

Zhejiang Province has been one of the fastest growing Chinese provinces in terms of its economic activities. In 1999, Zhejiang Province witnessed a double-digit GDP growth rate of 10 per cent with its GDP reaching Rmb535.0 billion.

GDP Growth in the PRC and Zhejiang Province


25%
20%
15%
10%
5%
0%
1991 1992 1993 1994 1995 1996 1997 1998 1999
GDP Growth Rate the PRC
GDP Growth Rate of Zhejiang Province

Economic Structure of Zhejiang Province

The continued rapid economic growth of Zhejiang Province was directly attributable to various reforms. Resources were allocated to industries and enterprises with competitive edge. In 1999, the gross industrial output of State-owned enterprises, collective enterprises, joint-stock companies and foreign investment companies increased by 2.7 per cent., 11.1 per cent., 23.0 per cent. and 24.3 per cent. to Rmb70.5 billion, Rmb127.2 billion, Rmb148.7 billion and Rmb91.81 billion respectively. The gross industrial output of joint-stock companies, which has become the dominant economic structure in Zhejiang Province, exceeded that of collective enterprises for the first time.

Composition of the total industrial output of Zhejiang Province in 1999, non state-owned industrial enterprises with sales above Rmb5 million and all State-owned industrial enterprises


Foreign Investment Companies (17.7%)
Others (6.1%)
State owned Enterprises (13.6%)
Joint-stock Companies (38.3%)
Collective Enterprises (24.5%)

1999 also witnessed a robust growth of individual private enterprises in the Zhejiang Province. Commanding an increasingly larger market share, the individual private enterprises realised a retail sales of consumer goods of Rmb108.09 billion, representing an year-on-year increase of 11.9 per cent. and accounting for 57.7 per cent. of the provincial total retail sales of consumer goods, as compared with 56.1 per cent. in the previous year. The individual private enterprises operated on an increasingly high standard of quality and stressed the importance of innovation of systems,

technology, and management. Many were involved in the high technology and service industry, and focused on tapping the foreign markets.

Retail Price Index of Commodities


Retail Price Index of PRC and Zhejiang Province
125%
120%
115%
110%
105%
100%
95%
90%
1991 1992 1993 1994 1995 1996 1997 1998 1999
PRC
Zhejiang Province

PRC price levels have been falling from its record high in 1994. Despite this, a compounded annual growth rate of the PRC retail price index of commodities of approximately 4.2 per cent was achieved between 1996 and 1998. In 1999, the price level of goods other than service items, housing and medical insurance fell, compared to that in 1998. In addition, both the national retail price index of goods and consumer price index decreased 2.9 per cent. and 1.3 per cent. respectively, while both the Zhejiang provincial retail price index of goods and consumer price index decreased 2.3 per cent. and 1.2 per cent. respectively.

Ports


Throughput Capacity ('000 tonnes)
20000
15000
10000
5000
0
1995 1996 1997 1998 1999
Shanghai
Ningbo

The Shanghai-Hangzhou-Ningbo Expressway links Shanghai and Ningbo, which are the two largest ports in the PRC. In 1999, the throughput capacities of Shanghai and Ningbo were 186 million tonnes and 97 million tonnes respectively, representing a year-on-year increase of 13.50 per cent. and 10.95 per cent respectively.

Infrastructure Investment and Road Traffic in Zhejiang Province

In 1999, Zhejiang Province continued to make substantial investment in infrastructure amounting to Rmb66.84 billion, representing a year-on-year increase of 9.0 per cent. and accounting for 64.5 per cent. of total infrastructure and renovation investment respectively.

The construction of transportation infrastructure in Zhejiang Province progressed smoothly. At the end of 1999, total mileage of the province reached 40,782 km, representing a year-on-year increase of approximately 4.8 per cent., while mileage of the provincial expressways reached 392 km, representing a year-on-year increase of approximately 14 per cent. We expect the mileage for provincial expressways to reach 1,372 km by the end of 2002, according to the provincial planning of "4-hour road traffic cycle".

Management Discussion and Analysis (Cont'd)

Passenger and Freight Transport

Passenger and Freight volume recorded in 1999 were 43.35 billion tonnes-km and 25.69 billion tonnes-km respectively, which were very similar to that in 1998.



Volume of Passenger and Freight Transport
100 million persons-km
460
440
420
400
380
360
340
270
265
260
255
250
245
240
100 million Tonnes-km
1995
1996
1997
1998
1999
Volume of Passenger Transport
Volume of Freight Transport

Core Business - Toll Road Business Analysis

The Group achieved satisfactory results and rapid growth in 1999. The opening to traffic of the Jiaxing Section of the Shanghai-Hangzhou Expressway at the end of 1998 marked the full operation of the Group's core asset, the Shanghai-Hangzhou-Ningbo Expressway, connecting Shanghai, Hangzhou and Ningbo. Under the "networking effect", the turnover from toll revenue surged 65.17 per cent. to Rmb1,087,672,000 from Rmb658,505,000 last year.

The table below sets out the 1999 toll revenue in respect of the Hangzhou-Ningbo Expressway, the Hangzhou, Yuhang, and Jiaxing Sections of the Shanghai-Hangzhou Expressway, the Yuhang East Connecting Road, and the Shangsan Expressway:

		Shanghai-Hangzhou Expressway				
	Hangzhou-Ningbo Expressway	Hangzhou Section	Yuhang Section	Jiaxing Section	Yuhang East Connecting Road	Shangsan Expressway
Toll revenue (Rmb'000)	556,136	25,874	81,674	311,203	12,904	99,881
Year on year growth	+23.66%	+30.89%	+43.35%	—	-68.5%	+9.75
% of total toll revenue	51.13%	2.38%	7.51%	28.61%	1.19%	9.18%

Shanghai-Hangzhou-Ningbo Expressway

The Shanghai-Hangzhou-Ningbo Expressway is a dual two-lane expressway lying along the southern tip of the Yangtze River Delta. It has a total length of 247.6km and became fully operational at the end of December 1998. The Group has acquired the land use right over two strips of land adjacent to the Shanghai-Hangzhou-Ningbo Expressway, and may widen its existing four lanes to a total of six lanes in due course.



The following table sets out the basic information on various sections of the Shanghai-Hangzhou-Ningbo Expressway:

	Mileage (km)	Date of Commencing Operation	Number of Toll Stations	Shareholding of the Company
Shanghai-Hangzhou-Ningbo Expressway	247.6	April 1992/ December 1998	19	
Hangzhou-Ningbo Expressway	145.0	April 1992/ December 1996	12	100%
Shanghai-Hangzhou Expressway	102.6	December 1995/ December 1998	7	
Hangzhou Section	3.4	December 1995	0	100%
Yuhang Section	11.1	December 1995/ December 1998	1	51%
Jiaxing Section	88.1	December 1998	6	84.2%

Toll Rates

The current toll rates in respect of the Shanghai-Hangzhou-Ningbo Expressway are as follows:

Vehicle Class	Classification Standard	Entrance fee (Rmb/Vehicle)	Mileage Fee (Rmb/Vehicle/km)
1	Passenger vehicles with up to 20 seats Trucks with tonnage of 2 tons or below	5	0.45
2	Passenger vehicles with seats above 20 and below 40 (inclusive) Trucks with tonnage of above 2 tons and below 5 tons (inclusive)	10	0.80
3	Buses with more than 40 seats (including sleeping buses with more than 32 seats) Trucks with tonnage above 5 tons and below 10 tons (inclusive)	15	1.20
4	Trucks with tonnage above 10 tons and below 20 tons (inclusive)	20	1.60
5	Trucks with tonnage above 20 tons below 50 tons (inclusive)	25	2.00

Pursuant to the approval granted by Zhejiang Provincial Government, the Group increased the distance-based toll rate for Class 1 vehicles using the Shanghai-Hangzhou-Ningbo Expressway from Rmb0.40/km to Rmb0.45/km since 1 July, 1999.

The percentage of Class 1 vehicles has remained steady but the vehicle count is on an upward trend, following the toll rate adjustment.

1999 Monthly Vehicle Count and Proportion of Class I Vehicles


150,000,000
100,000,000
50,000,000
0
90
85
80
75
70
65
60
55
50
Monthly Vehicle Count of Class I Vehicles
Proportion of Class I Vehicles

Traffic Volume

With the full operation of the Shanghai-Hangzhou-Ningbo Expressway, the average traffic volume surged rapidly by 28.5 per cent. to 14,814 vehicles in 1999 from the previous year. (1998/1997 : 22.9 per cent.)

Monthly Traffic Volume


18,000
16,000
14,000
12,000
10,000
8,000
6,000
Jan-97
Apr-97
Jul-97
Oct-97
Jan-98
Apr-98
Jul-98
Oct-98
Jan-99
Apr-99
Jul-99
Oct-99

The Shanghai-Hangzhou-Ningbo Expressway has the following three main features in terms of its traffic volume:

- the ramp-up effect: the Shanghai-Hangzhou-Ningbo Expressway is experiencing a rapid growth phase;
- the networking effect: the prompt surge in the traffic volume resulting from linkage of disconnected roads. At the end of 1998, the increase was more significant upon the full operation of the Shanghai-Hangzhou-Ningbo Expressway ; and
- the seasonal effect: the traffic volume varies with different seasons with a characteristic dip following the Chinese New Year period, and a steady climb after summer. The movement closely resembles the pattern of business activities which in turn is influenced by holidays and weather patterns on a yearly basis.

Management Discussion and Analysis (Cont'd)

A further detailed analysis for the traffic volume of the Shanghai-Hangzhou-Ningbo Expressway by sections is as follows:

In 1999, the average daily traffic volume of the Hangzhou-Ningbo Expressway and the Hangzhou and Yuhang Sections of the Shanghai-Hangzhou-Ningbo Expressway were 14,483, 25,433, and 24,931 vehicles respectively, representing year-on-year increases of 29.73 per cent., 58.7 per cent. and 55.1 per cent. respectively. The average daily traffic volume of the Jiaxing Section in 1999 stood at 13,661 vehicles.

At present, the higher average daily traffic volume of the Hangzhou and Yuhang Sections of the Shanghai-Hangzhou-Ningbo Expressway can be attributed to its earlier opening to traffic and proximity to Hangzhou. The opening of the north exit in Hangzhou in February, 1999 resulted in a minor difference of the traffic volume between the Yuhang and Hangzhou Sections. The average daily traffic volume of the Jiaxing Section indicated an uptrend. We believe that this section will outperform the Hangzhou-Ningbo Expressway in terms of traffic volume.

Monthly Traffic Volume by Sections


KM
30,000
25,000
20,000
15,000
10,000
5,000

Vehicle Composition

In respect of the vehicle composition on the Shanghai-Hangzhou-Ningbo Expressway, Class 1 vehicles made up a larger share of approximately 62.7 per cent. in 1999 as compared to the previous year.

In 1999, Class 2 and 3 vehicles commanded an aggregate share of approximately 36.2 per cent., which is less than that in the previous year, while Class 4 and 5 vehicles have an aggregate share of approximately 1 per cent., increasing annually on the whole.

Vehicle Composition


Class 4 (0.88%)
Class 5 (0.44%)
Class 3 (9.24%)
Class 2 (27.00%)
Class 1 (62.74%)


Class 4,5
Class 3
Class 2
Class 1
0 5 10 15 20 25 30 35 40 45 50 55 60 65%
1999 1998 1997

Average Distance Travelled

Average Distance Travelled


KM
70
65
60
55
50
45
40
35

In 1999, the average distance travelled by vehicles using the Shanghai-Hangzhou-Ningbo Expressway increased 39.9 per cent. year-on-year to approximately 65.7 km. We believe that the increase is mainly due to an increase in vehicles travelling longer distances upon the operation of the Jiaxing Section.

Toll Revenue

Composition of Toll Revenue


RMB
1000000
800000
600000
400000
200000
0
1999
1998
1997
Distance-based Toll Revenue
Entrance Toll Revenue

In 1999, following the operation of both the Jiaxing Section with a length of 88.1 km and the final 1.3 km portion of the Yuhang Section, the toll revenue generated by the whole Shanghai-Hangzhou-Ningbo Expressway reached Rmb974.9 million, representing a sharp increase of approximately 85.2 per cent. over 1998 (1998/1997: 22.7 per cent.).

In 1999, the entrance and distance-based toll revenues accounted for 15.6 per cent. and 84.4 per cent. of the total toll revenue respectively. The percentage of the distance-based toll revenue had increased as compared to the previous year.

Toll Revenue per Vehicle


RMB
55
50
45
40
35
30
25

In 1999, the average toll revenue per vehicle using Shanghai-Hangzhou-Ningbo Expressway was approximately Rmb47.8, representing a surge of 30.6 per cent. over 1998. We believe this was mainly due to the following increases in: (1) the average distance travelled by vehicles as a result of the full operation of Shanghai-Hangzhou-Ningbo Expressway; and (2) the distance-based toll revenue following the toll increase in July 1999.

Management Discussion and Analysis (Cont'd)

Reasons for Growth

The impact of the Asian financial turmoil on the region is less significant as regional economies recover. Zhejiang Province economy is more vibrant, and has, in particular, one of the fastest growing economies within the PRC in terms of GDP and has become one of the most affluent provinces in the PRC. Trading and tourism within Zhejiang Province and those areas in its vicinity have also boosted the demand for traffic.

The Shanghai-Hangzhou-Ningbo Expressway is strategically located, connecting both Shanghai and Ningbo, which have respectively the largest port and the second largest port within the PRC. Cities situated along the Shanghai-Hangzhou-Ningbo Expressway are economically active.

Furthermore, we believe that the substantial growth in terms of traffic volume, toll revenue, and other indicators in respect of the Shanghai-Hangzhou-Ningbo Expressway was mainly attributable to the following:

- The full operation of the Shanghai-Hangzhou-Ningbo Expressway at the end of 1998 has given rise to a tremendous networking effect, thus increasing traffic volume and boosting toll revenue.
- The toll rate adjustment for the Shanghai-Hangzhou-Ningbo Expressway has resulted in an increase in toll revenue given the stable vehicular composition and the steadily growing traffic volume.
- The repair and maintenance services provided by the Group for certain road surfaces of the Shanghai-Hangzhou-Ningbo Expressway has further enhanced its appearance and quality.

Yuhang East Connecting Road

The Yuhang East Connecting Road is owned by Yuhang Co and became operational in December 1995. With the approval from Zhejiang Provincial Government, it commenced toll collection at the same time, offsetting its construction and maintenance costs. Prior to the opening of the Jiaxing Section of the Shanghai-Hangzhou-Ningbo Expressway, Yuhang East Connecting Road served as the primary carriageway between the Yuhang Section of the Shanghai-Hangzhou-Ningbo Expressway and National Road 320. Following the opening of the Jiaxing Section at the end of 1998, it merely served as a connecting road between the Shanghai-Hangzhou-Ningbo Expressway and National Road 320. In 1999, the toll revenue attributable to the Yuhang East Connecting Road was approximately Rmb12,904,000. The Yuhang East Connecting Road ceased toll collection since 1 January, 2000.

Shangsan Expressway

The entire Shangsan Expressway covers a total distance of approximately 143 km. Phase 1 (comprising four sections with a total length of approximately 37.5 km) of Shangsan Expressway has already been opened to traffic. In 1999, there were approximately 7,274 vehicles passing in both directions daily, representing an increase of 10.0 per cent. over 1998, while the toll revenue was approximately Rmb99,881,000, representing a year-on-year increase of approximately 9.75 per cent.

Construction of Phase 2 of the Shangsan Expressway is progressing smoothly and is scheduled for completion by the end of 2000. Upon completion, it will be a dual two-lane expressway with a total of ten interchanges, nine toll stations, and three service areas.

	Shangyu Section	Chengzhou Section	Xinchang Section	Tiantai Section
Length:	about 33km	about 32km	about 33km	about 44km
Width of the road:	24.5km	24.5km	21.5km	24.5km
The number of Interchanges:	4	1	2	3
Number of toll stations:	3	1	2	3
Number of service areas:	—	1	1	1
Designed speed:	100km/hr	100km/hr	60km/hr	100km/hr

Given the current construction work of Phase 2, two existing toll stations at Shangyu and Xinchang respectively ceased toll collection since 1 January, 2000. The Directors believe that subsequent work may result in a significant reduction of toll revenue of Shangsan Co in 2000. However, such result is expected to be short-term. Subject to the approval by Zhejiang Provincial Government, new toll stations and toll rates will be in place when the entire Shangsan Expressway becomes fully operational.

Xinchang Acquisition

On 28 June, 1999, the Company acquired from Xinchang Transport a 4 per cent. interest in Shangsan Co at a cash consideration of Rmb114,080,000. Following the acquisition, the Company's shareholding of Shangsan Co increased from 51 per cent. to 55 per cent., while Xinchang Transport's shareholding of Shangsan Co decreased from 6 per cent. to 2 per cent. The acquisition constituted a connected transaction of the Company but pursuant to paragraph 14.24 of the Rules Governing the Listing of Securities issued on the Stock Exchange of Hong Kong Limited, did not require shareholders' approval. Details of the acquisition can be found in the press announcement made by the Company on 29 June, 1999.

Shida Road

On 20 August, 1999, the Company and Hangzhou Highway Development Co., Ltd. entered into an agreement ("Shida JV Contract") to establish a jointly-controlled entity, Shida Co, for the development and operation of Shida Road project with respect to the Shanghai-Hangzhou Expressway. Pursuant to the Shida JV Contract, the Company acquired a 50 per cent. interest in Shida Co for a cash consideration of Rmb65,000,000.

Shida Road covers a total length of approximately 9.45 km and is a connecting road of the Shanghai-Hangzhou Expressway which provides access to urban Hangzhou. An approximate 2 km section linking the Shanghai-Hangzhou Expressway will form part of Hangzhou Ring Road. The construction cost of Shida Road is approximately Rmb367,000,000. Shida Road is an improved connecting road of the Shanghai-Hangzhou-Ningbo Expressway network and also serves as the second access to urban Hangzhou, attracting more vehicles onto the Shanghai-Hangzhou-Ningbo Expressway to access urban Hangzhou.

Operating Management System

The highway operating management system (including traffic control, monitoring, communications, lighting and toll collection systems) has been or will be installed along all the expressways of the Group. At the end of 1999, the new toll collection system of the Hangzhou-Ningbo Expressway was installed and tested while the control, monitoring, communications, and lighting systems had already been in operation.

On 1 February, 1999, the Company established a Control and Toll Collection Centre to coordinate the installation and operation of the operating management system in all the Group's existing roads.

To enhance toll collection efficiency and reduce cash transactions, the Company introduced the use of "prepaid IC cards" along the Shanghai-Hangzhou-Ningbo Expressway in October 1999.

Other Business

Petroleum Operations

The Company established a joint venture, Petroleum Co, in Zhejiang Province in July 1998, with a 50% shareholding interest. The joint venture is mainly engaged in investments in, construction and operation of, gas stations and to the sale of petroleum products along high-grade roads and other roads in Zhejiang Province.



Number of gas stations
100
80
60
40
20
0
July, 1998
End of 1998
End of 1999

In 1999, Petroleum Co achieved a steady growth. The number of gas stations operated by Petroleum Co increased from 33 since its establishment in 1998 to 77 at the end of 1999. In 1999, the Group's interests in Petroleum Co's profit after tax was approximately Rmb21,380,000.

Advertising Business

Advertising Co was established in June 1998 and is 70% owned by the Company. As an advertising media developer, it is mainly engaged in the development of outdoor advertising media along expressways. The Company has authorised Advertising Co to receive orders, produce and disseminate advertisements on acquired lands along the Shanghai-Hangzhou-Ningbo Expressway since July 1998.

In 1999, Advertising Co realised an operating income of Rmb5,859,000 and profit after tax of approximately Rmb2,990,000.

Management Discussion and Analysis (Cont'd)

In December 1999, pursuant to a document jointly issued by the Zhejiang Provincial Department of Communication, the Zhejiang Provincial Department of Public Security, and the Zhejiang Provincial Administration of Industry and Commerce, an exclusive right of unified installation and dissemination of outdoor advertisements along the Shanghai-Hangzhou-Ningbo Expressway was granted to the Company. The Directors believe that by leveraging on the expansion and management of advertising media and clients, the business of Advertising Co will expand in 2000.

Financial Review

Analysis of Financial Results

In 1999, the Group reported profit before tax of approximately Rmb706,552,000, representing a year-on-year increase of 29.1% (before exceptional items), and net profit from ordinary activities attributable to shareholders of approximately Rmb548,311,000, representing an increase of 35.6%.

Overall Financial Strategies

The management has been committed to maximising the value of shareholders' investment. The formulation and implementation of the financial strategies is also the extension of this concept. Our objective is investment in strategic projects at the minimum cost by leveraging on the Group's available financial resources. Hence, the Group can generate long-term stable return on shareholders' equity.

Return on Shareholders' Equity

The return on shareholders' equity ("ROE") is the percentage of net profit from ordinary activities attributable to shareholders for the current financial year to the shareholders' equity as at the balance sheet date. This financial indicator generally reflects the operating performance of the Group and is also one of the most important financial indicators that measure the growth of the shareholders' value.


ROE
%
7
6
5
4
3
2
1
0
1999
1998
1997

	1999	1998	1997
	Rmb'000	Rmb'000	Rmb'000
Net profit from ordinary activities attributable to shareholders	**548,311**	404,391	296,332
Shareholders' equity	**8,433,840**	8,139,170	8,200,068
Return on shareholders' equity	**6.5%**	5.0%	3.6%

The ROEs for the past three years were relatively low but have been growing steadily. We believe that this was due to the early stages of operation of our toll roads. However, with the strong growth of traffic volumes, we expect our ROEs will further improve in the near future.

Management Discussion and Analysis (Cont'd)

Earnings per Share

Earnings per share ("EPS") means the ratio of net profit from ordinary activities attributable to shareholders to the weighted average of the outstanding shares.The management of the Company believes that this financial indicator reflects specifically the growth potential of the Company, and it is also an important reference indicator to determine the dividend policy.


EPS
RMB (cent)
14
12
10
8
6
4
2
0
1999
1998
1997

	1999	1998	1997
Outstanding shares (thousand shares)	**4,343,115**	4,343,115	4,343,115
Weighted average (thousand shares)	**4,343,115**	4,343,115	3,812,785
Net profit from ordinary activities attributable to shareholders (Rmb'000)	**548,311**	404,391	296,332
Basic earnings per share (Rmb Cent)	**12.62**	9.31	7.77


DPS
RMB (cent)
6
5
4
3
2
1
0
1999
1998
1997

Dividend Policy

The dividend policy indicates the management's recognition of the interests of shareholders. The management believes that the formulation of an appropriate dividend policy is instrumental in the future long-term development of the Company.

	1999	1998	1997
Dividend per share ("DPS") (Rmb Cent)	**5.5**	3.5	1.6
Payout ratio (%)	**43.6**	37.6	20.6

Usually the dividend payout ratio of the Company is approximately 40-50% and its shareholders receive dividend in cash or in other forms. The Company will normally maintain a relatively stable dividend policy. While ensuring continued growth, the Company will make corresponding adjustments in accordance with profits, cashflows and opportunities of project investment.

Generally, payment of approximately one-third of dividends is declared in the interim period with the balance to be declared at the end of the financial year.

Review of Operating Results

Toll Revenue Contribution

	1999		1998		1997
	Rmb'000	**YoY Growth**	Rmb'000	YoY Growth	Rmb'000
Toll revenue	**1,087,672**	**65.17%**	658,505	41.58%	465,098
Contribution to profit from operating activities	**838,887**	**36.42%**	614,915	37.47%	447,318

Financing

Capital Structure


Interest-free liabilities
10.10%
Floating rate liabilities
12.60%
Shareholders' equity
60.60%
Fixed rate liabilities
16.70%

	1999			1998		
	Gross Amount Rmb'000	**Percentage (%)**	**Average Rate (%)**	Gross Amount Rmb'000	Percentage (%)	Average Rate (%)
Shareholders' equity	**8,433,840**	**60.56**	**—**	8,139,170	62.64	—
Fixed rate liabilities	**1,408,069**	**10.11**	**5.17**	615,043	4.73	6
Floating rate liabilities	**1,751,828**	**12.58**	**7.55**	1,651,731	12.71	7.3
Interest-free liabilities	**2,331,828**	**16.75**	**—**	2,588,046	19.92	—
Total	**13,925,688**	**100%**	**—**	12,993,990	100%	—
Liabilities/Equity Ratio	**65.12%**	**—**	**—**	59.65%	—	—

Liabilities Portfolio


Policy loans
7.53%
Commercial bank loans
37.03%
World Bank loans
55.44%

	Ended 31 December 1999			
	Total Drawn Amount Oustanding			
	Gross Amount	Fixed Rate	Floating Rate	Percentage
	Rmb'000	Rmb'000	Rmb'000	(%)
World Bank Loans (US$)	**1,751,828**	**—**	**1,751,828**	**55.44**
Commercial bank Loans	**1,170,000**	**1,170,000**	**—**	**37.03**
Policy Loans	**238,069**	**238,069**	**—**	**7.53**
Total	**3,159,897**	**1,408,069**	**1,751,828**	**100.00**

Interest Expenses Cover

Interest expenses cover is the percentage of profit after tax but before interest to interest expenses.

	1999	1998	1997
Profit after taxation but before interest (Rmb'000)	**781,726**	553,835	407,385
Interest expenses (Rmb'000)	**172,922**	94,741	110,350
Interest expenses cover	**22.12%**	17.11%	27.09%

Analysis of Capital Expenditure

The details of the capital commitments of the Group and the Company are set out in note 32 to the audited financial statements on page 98.

As at 31 December, 1999, among the Group's total capital commitments of Rmb3,252 million to be payable in the next one to four years for the construction and expansion of the expressways, approximately Rmb2,505 million will be used for the construction of Shangsan Expressway to be payable in the next one to two years, and approximately Rmb747 million will be used for the expansion of the existing expressways to be payable in the next one to four years.

Cash Management

The Company derives its long-term and stable cash inflow from toll revenue operations. Reasonable cash management will further optimise the use of resources of the Company when meeting financing needs of various projects.

Cashflow Analysis of the Group

	1999 Rmb'000	1998 Rmb'000
Net cash inflow from operating activities	**1,047,828**	610,682
Net cash outflow from returns on investments and servicing of finance	**(312,992)**	(194,452)
Taxes paid	**(43,978)**	(61,881)
Net cash ouflow from investing activities	**(1,135,201)**	(1,449,596)
Net cash ouflow before financing activities	**(444,343)**	(1,095,247)
Net cash inflow from financing activities	**1,110,892**	532,673
Increase/(decrease) in cash/cash equivalents	**666,549**	(562,574)

Management Discussion and Analysis (Cont'd)

Risk Management

Foreign Exchange Exposure

Given the Group's substantial US dollar loans, there were also approximately USD114.7 million deposits set up in US dollars to reduce its foreign exchange exposure.

	1999	1998	1997
Current & time deposits (US$'000)	**114,719**	55,541	7,073
Liabilities (US$'000)	**222,482**	209,513	177,079
US dollar Assets/(liabilities), (US$'000)	**(107,763)**	(153,972)	(170,006)
Deposit/Liabilities Ratio	**51.56%**	26.51%	3.99%

The Directors of the Company believe that taking into account the scale of the Group's existing US dollar liabilities of the World Bank loans and the interest expenses thereon, the solvency in the near to medium term will not affect its operations to a material extent.

Investor Relations

We have high regard for our relationship with our investors and communication with our shareholders, and encourage face-to-face contact so as to provide a better understanding of our business and scale of operations, future prospects and quality of the management.

For more information on the Company, please contact:

Investor's Hotline :+86 571 798 7700

Fax : +86 571 795 0329

Email : ir@zjec.com.cn

Strategies and Prospects

Toll Road Operations

In 2000, the Company will work to ensure the timely completion of the Shangsan Expressway, and to proceed with the widening of the section of the Hangzhou-Ningbo Expressway between Hongken at Xiaoshan and Guzhu at Shangyu from four lanes to six lanes to increase capacity for future traffic growth. Meanwhile, by capitalising on the Company's extensive experience gained from toll road operations, the Company will strive to establish and refine the client-based operational systems with a view to tapping fully the growth potential of the existing road business.

In addition, the Company aims to:

- enhance travelling conditions and the ability to react in a timely manner to emergencies, enhance the prompt dissemination of travel information and increase the flexibility of the monitoring and toll collection systems in order to improve and develop the operating management capacity of the Company;
- step up the management and analysis of customers, conduct targeted promotion and marketing, and widen our customer base; and
- increase the operating efficiency of the Company and customer satisfaction through improvement of the business process and establishment of quality assurance systems.

Related Business Development

As part of the Company's new strategy, we will continue to develop the toll road-related business in 2000. With respect to the advertising business, Advertising Co will fully utilise the available resources to broaden its customer base. With respect to petroleum operation, Petroleum Co will concentrate on the cost effectiveness of the retailing business at gas stations so as to secure a reasonable return on the Company's investment.

Organisation Innovation

The Company has the long-term task of carrying out continual organisational innovation and development. In 2000, we will make adjustments to our organisational operations with an aim to improve the various organisational structures and to establish the teamwork mechanism. In this regard, we will do the following:

- bring about the continued improvement in project development capacity through enhancement of the research and development function and structure, and the formation of core competence in respect of toll road and other infrastructural sectors; and

- maintain our leading position in the industry by enhancing our financial management ability.

Employee Relations and Development

Human resources are an important asset to our Company. Hence, we will enhance our human resources system and establish a market-based salary package, performance appraisal system and performance-linked training system to attract and encourage future and existing staff. Our target is to set up a successful and effective staff recruitment, training, incentive and retention scheme to support the implementation of our strategies.

Corporate Culture

As a company with a relatively short history, we are still in the process of developing our corporate culture.

Our mission, vision and strategies are formed as a result of discussions, taking into consideration our operating environment and the Company itself. This common recognition of our future has driven us to promote the following core values:

- honesty and harmony;
- continual innovation and improvement;
- priority to customers;
- teamwork;
- pursuit of excellence; and
- effectiveness and efficiency.

We will place emphasis on such core values through performance appraisals and gradual adjustments to our operational systems. Meanwhile, we will continue to strengthen our core values amongst our staff through exemplary practices and day-to-day communications. Our future prospects hinge on our ability to keep abreast of trends and to adapt flexibly to the challenges ahead.

We will report to you all about our news, whether good or bad.

Report of the Directors

The directors of the Company (the "Directors") present their report and the audited financial statements of the Company and the Group for the year ended 31 December, 1999.

Principal activities

The principal activities of the Group comprise investment in construction, operation and management of high grade roads, as well as the development and operation of certain ancillary services, such as automobile servicing and fuel facilities. There were no changes in nature of the Group's principal activities during the year.

Segmented information

During the year, the entire turnover and contribution to profit from operating activities of the Group was derived from Zhejiang Province, in the PRC. Accordingly, a further analysis of the turnover and contribution to profit from operating activities by geographical area is not presented. However, an analysis of the Group's turnover and contribution to profit from operating activities by principal activity for the year ended 31 December, 1999 is as follows:

	Turnover Rmb'000	Contribution to profit from operating activities Rmb'000
By activity:		
Toll income	1,028,977	838,887
Advertising income	5,489	4,533
Road maintenance income	6,595	5,446
Others	9,437	8,049
	1,050,498	856,915

Results and dividends

The Group's profit for the year ended 31 December, 1999 and the state of affairs of the Group and the Company at that date are set out in the financial statements on pages 59, 61, 62, 65 and 66.

An interim dividend of Rmb0.015 per share (approximately HK$0.014) was paid on 10 October, 1999. The Directors recommend the payment of a final dividend of Rmb0.04 per share (approximately HK$0.037) in respect of the year, to shareholders on the register of members on 20 April, 2000. This recommendation has been incorporated into the financial statements.

Report of the Directors (Cont'd)

Summary financial information

The following is a summary of the consolidated results, and of the assets and liabilities of the Group prepared on the basis set out in the notes below:

	Year ended 31 December				
	1999	1998	1997	1996	1995
Results	**Rmb'000**	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Turnover	**1,050,498**	655,069	463,692	273,843	59,105
Operating costs	**(298,417)**	(220,537)	(146,046)	(33,867)	(3,994)
Gross profit	**752,081**	434,532	317,646	239,976	55,111
Other revenue	**167,528**	234,573	197,034	40,928	30,693
Administrative expenses	**(60,320)**	(45,611)	(31,126)	(57,716)	(14,540)
Other operating expenses	**(2,374)**	(635)	(978)	(243)	(58)
Profit from operating activities	**856,915**	622,859	482,576	222,945	71,206
Finance costs	**(172,922)**	(94,741)	(110,350)	(62,981)	(29,241)
Share of profit of an associate	**22,559**	18,982	—	—	—
Profit before tax	**706,552**	547,100	372,226	159,964	41,965
Tax	**(71,810)**	(73,795)	(58,639)	(60,296)	(16,378)
Profit before minority interests	**634,742**	473,305	313,587	99,668	25,587
Minority interests	**(86,431)**	(68,914)	(17,255)	186	—
Net profit from ordinary activities attributable to shareholders	**548,311**	404,391	296,332	99,854	25,587
Earnings per share	**12.62 cents**	9.31 cents	7.77cents	3.43cents	0.9cents
Assets and liabilities					
Total assets	**13,925,688**	12,993,990	11,466,377	6,222,082	3,512,648
Total liabilities and minority interests	**5,491,848**	4,854,820	3,266,309	3,448,751	1,834,709
Net assets	**8,433,840**	8,139,170	8,200,068	2,773,331	1,677,939

Summary financial information *(continued)*

Notes:

1. The consolidated results of the Group for the year ended 31 December, 1998 and the pro forma consolidated results of the Group for the three years ended 31 December, 1997 have been extracted from the Company's 1998 annual report dated 25 February, 1999, while those of the year ended 31 December, 1999 were prepared based on the consolidated income statement as set out on page 59 of the financial statements.

2. The 1999 earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December, 1999 of Rmb548,311,000 (1998: Rmb404,391,000) and the 4,343,114,500 shares (1998: 4,343,114,500 shares) in issue during the year.

Major customers and suppliers

The five largest customers and suppliers contributed less than 30% of the total toll revenue and purchases, respectively, of the Group during the year. Accordingly, a corresponding analysis of major customers and suppliers is not presented.

Connected transactions

Details of the connected transactions of the Group carried out in the year, which the Stock Exchange of Hong Kong Limited ("Stock Exchange") has granted a waiver (for compliance with Chapter 14 of the Rules Governing the Listing of Securities issued on The Stock Exchange of Hong Kong Limited ("Listing Rules") pursuant to its letter of 14 May, 1997), and the scope of these transactions have been further modified in accordance with paragraph 19A.21 of the Listing Rules (the "Connected Transactions"). For details, please refer to note 35 to the financial statements.

Another connected transaction of the Group carried out in 1999 was the Xinchang Acquisition, further details of which are set out under the heading "Xinchang Acquisition" in the section of "Management Discussion and Analysis" on page 28 of this report.

The Company's Board of Directors has reviewed the Connected Transactions and confirmed that, during the period from 1 January, 1999 to 31 December, 1999, such transactions were:

(i) carried out in accordance with the terms of the agreements relating to such transactions entered into by the Company or its subsidiaries (as relevant);

(ii) entered into in the usual and ordinary course of business of the Company or its subsidiaries (as relevant); and

(iii) entered into on normal commercial terms and are fair and reasonable so far as the shareholders of the Company are concerned.

Ernst & Young, the auditors of the Company (as required by the Stock Exchange in its letter of 14 May, 1997), have also reviewed the above transactions and have confirmed that the Board of Directors of the Company has given its approval of these transactions and that they were carried out by the Company or its subsidiaries (as relevant) in accordance with the terms of the agreements relating to such transactions during the period from 1 January, 1999 to 31 December, 1999.

Fixed assets

Details of movements in the fixed assets of the Company and the Group are set out in note 13 to the financial statements.

Capital commitments

Details of the capital commitments of the Company and the Group as at 31 December, 1999 are set out in note 32 to the financial statements.

Subsidiaries

Particulars of the Company's subsidiaries are set out in note 14 to the financial statements.

Jointly-controlled entity and an associate

Particulars of the Company's and the Group's interests in a jointly-controlled entity and an associate are set out in notes 15 and 16 to the financial statements, respectively.

Interest capitalised

During the year, interest capitalised as part of the costs of construction in progress amounted to approximately Rmb14,843,000 (1998: Rmb78,964,000).

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 29 to the financial statements.

Distributable reserves

As at 31 December, 1999, the Company's reserves available for distribution by way of cash or in kind, calculated in accordance with relevant rules and regulations, amounted to Rmb311,335,000. In addition, in accordance with the Company Law of the PRC, the amount of approximately Rmb3,645,082,000 standing to the credit of the Company's share premium account was available for distribution by way of capitalisation issues.

Charitable contributions

During the year, the Group made charitable contributions totaling Rmb450,000.

Report of the Directors (Cont'd)

Substantial shareholders

As at 31 December, 1999, the following shareholders held 10% or more of the share capital of the Company according to the register of interests in shares required to be kept by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interest) Ordinance ("SDI Ordinance"):

	Number of shares	Percentage
Zhejiang Provincial High Class Highway Investment Company Limited	2,909,260,000 (domestic shares)	66.99%
HKSCC Nominees Limited	1,393,711,299 ("H" shares)	32.09%

Purchase, sale or redemption of the listed securities of the Company

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Bank loans and other loans

Particulars of the bank loans and other loans of the Company and the Group are set out in note 24 to the financial statements.

Trust deposits

As at 31 December, 1999, the Company did not have any trust deposits with any financial institutions in the PRC nor any time deposits which could not be collected upon maturity. All of the Company's deposits have been placed with commercial banks in the PRC and financial institutions in Hong Kong. The Company has not encountered any difficulty in the withdrawal of funds.

Use of IPO proceeds from the issue of H Shares

The net IPO proceeds of the Company in 1997 amounted to approximately Rmb3,524 million. Details of the applications of such proceeds as at 31 December, 1999 are set out below:

- Approximately Rmb534.45 million was applied as capital contribution to Jiaxing Co for completing construction works of the Jiaxing Section;
- Approximately Rmb5.34 million was used in relation to Contract No.8;
- Approximately Rmb637.48 million was used towards repayment of loans and payment of interest;
- Approximately Rmb29.4 million was used to purchase approximately 2.44 per cent of the registered capital of Jiaxing Co;
- At the time of the Company's listing, approximately Rmb900 million was reserved for the potential investment in the Huzhou Section of the Hangzhou-Nanjing Expressway. However, in November 1998, the Company, with the approval from its shareholders, applied this portion of the IPO proceeds to pay for the consideration for the acquisition of an approximately 30.748 per cent. interest in the capital of Jiaxing Co (the "Acquisition"). The total consideration in relation to the Acquisition was approximately Rmb914.7 million, and was funded entirely by the IPO proceeds. Half of the Acquisition consideration was paid up in December, 1998 and the balance was paid in March 1999;
- Approximately Rmb1,048.05 million was used as capital contribution to Shangsan Co. The balance of the capital contribution in the sum of approximately Rmb175.95 million will be paid in the year 2000;
- Approximately Rmb38 million was used as capital contribution to Petroleum Co;

As at 31st December, 1999, the Company used approximately Rmb3,207.42 million, or approximately 91% of its IPO proceeds. The balance of approximately Rmb316.58 million was deposited in commercial banks in the PRC and invested in listed liquidable state bonds.

Report of the Directors (Cont'd)

Directors

The Directors during the year were:

Executive Directors

Mr. Geng Xiaoping

Mr. Ying Shudeng

Mr. Fang Yunti

Mr. Xu Yikuang

Mr. Zhang Jingzhong

Ms. Zhang Chunming

Mr. Xuan Daoguang

Independent Non-executive Directors

Dr. Hu Hung Lick, Henry

Mr. Tung Chee Chen

All of the Directors were appointed on 1 March 1997. In accordance with the Company's articles of association, all the Directors will retire and, being eligible, may offer themselves for re-election at the forthcoming extraordinary general meeting dated 28 February, 2000.

Directors and senior management biographies

Biographical details of the new board of Directors and senior management of the Group are set out under the Management Profile section of this report.

Directors' and Supervisors' service contracts

Each of the Directors and supervisors ("Supervisors") of the Company has entered into a service agreement with the Company, with effect from 1 March, 1997, for an initial term of three years.

Save as disclosed above, none of the Directors and Supervisors has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Directors' and Supervisors' interests in contracts

None of the Directors or Supervisors had any material interest, whether direct or indirect, in any contract of significance to which the Company, or any of its subsidiaries, fellow subsidiaries or its holding company was a party, at the end of the year or at any time during the year.

Directors' and Supervisors' interests in shares

As at 31 December, 1999, none of the Directors, Supervisors or their associates had any personal, family, corporate or other interests in any equity or debt securities of the Company or any associated corporations (as defined in the SDI Ordinance) as recorded in the register maintained by the Company pursuant to section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

Directors' and Supervisors' rights to subscribe for shares or debentures

At no time during the year was the Company or any of its subsidiaries, jointly-controlled entity, associate or fellow subsidiaries or its holding company a party to any arrangement enabling any Directors or Supervisors or the spouses or children under the age of 18 of any such Directors or Supervisors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate. No rights to subscribe for shares in or debentures of the Company have been granted by the Company to, nor have any such rights been exercised by, any person during the year and up to the date of this report.

Directors' and supervisors' remuneration

	Rmb'000
Fees	—
Basic salaries, housing, other allowances and benefits in kind	1,286
Pension scheme contributions	—
Bonuses paid and payable	—
	1,286

None of the Directors or Supervisors received remuneration in excess of HK$1 million.

The amount disclosed above included remuneration of HK$120,000 paid to each of the independent non-executive Directors (1998: HK$100,000). There was no arrangement under which any of the Directors or Supervisors waived or agreed to waive any remuneration.

Highest paid individuals

The five highest paid individuals of the Company were all Directors. The aggregate amount paid to them for the year was approximately Rmb762,000 (1998: Rmb708,755). None of them received remuneration in excess of HK$1 million.

Retirement scheme

As required by the State regulations of the PRC, the Group participates in a defined contribution retirement scheme. All employees are entitled to an annual pension equal to a fixed proportion of the average basic salary amount within the geographical area of their last employment at their retirement date. The Group is required to make contributions to registered insurance companies at rates ranging from 20% to 21% of the average basic salaries of the previous year within the geographical area where the employees are under employment with the Group. The Group has no obligation for the payment of pension benefits beyond such annual contributions to the registered insurance companies. When an employee leaves the scheme, the Company is not entitled to forfeit any amount of the contributions that it has previously made. Hence, no forfeited contribution was used by the Company to reduce the level of its contributions during the year.

Pre-emptive rights

There is no provision for pre-emptive rights in the Company's articles of association or the laws of the PRC, which would require the Company to offer new shares on a pro rata basis to existing shareholders.

Year 2000 compliance

The Company understands that, with respect to the computer systems that record years by the last two digits as opposed to four digits, at the turn of the century, the two digits representation "00" will be recognised as Year 1900. This is a global issue which will affect many institutions including those which are already Year 2000 compliant, because there may be knock-on effects from counterparts who fail to address the problem properly.

The Group's definition of being Year 2000 compliant is ensuring that every supporting computer information system has continued to function properly and thereby, all the critical business processes have continued to operate after 31 December, 1999.

The Group has passed the turn of the century and no significant problems have been noted so far. The Directors believe that the Group's systems are Year 2000 compliant and that its operations will not be significantly affected by the Year 2000 issue.

Accommodation benefits for employees

According to the relevant rules and regulations in the PRC, the Group and its employees are required to contribute to a housing fund (based on a certain percentage of the salaries of the employees). There are no further payment obligations beyond the said contribution to the housing fund. In 1998, in addition to the contribution made to the housing fund as required, the Company purchased apartments for the sum of Rmb19 million and made a provision of Rmb15.3 million in that year for the estimated loss on their disposal. The Company planned to sell the apartments to certain eligible employees of the Company at a discount of approximately 80 per cent., and the sale of the apartments will be completed in 2000. Save as disclosed above, the Company did not own, acquire or dispose any staff quarters during the year.

Report of the Directors (Cont'd)

Compliance with the Code of Best Practice

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities issued on The Stock Exchange of Hong Kong Limited except the Board of Directors expect that the Audit Committee will be set up on 28 February, 2000.

Auditors

Ernst & Young will retire and a resolution for their reappointment as international auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Geng Xiaoping

Chairman and General Manager

Hangzhou, Zhejiang Province, the PRC

22 February, 2000

Report of the Supervisory Committee

Dear Shareholders,

In compliance with the Company Law of the People's Republic of China, the relevant laws and regulations of Hong Kong and the Articles of Association of the Company, the three-member Supervisory Committee conscientiously discharged its statutory supervisory duties for the purpose of safeguarding the lawful interests of the shareholders and the Company. In respect of our primary tasks covered in 1999, we attended Board meetings, advised on important issues such as project development, investment decisions, and dividend policy, participated in major functions of the Company, and understood and monitored through other means the behaviour of the Directors, General Manager as well as other officers in operational management and routine affairs. In addition, we carried out an earnest review of the financial position of the Company by verifying on schedule the financial report and profit distribution scheme proposed by the Board for submission to the shareholders' general meeting.

The Directors, General Manager, and other officers of the Company were engaged in lawful operations and prescribed activities, while earnestly implementing various resolutions passed at shareholders' general meetings. With cost-effective measures in place, promising results were achieved in 1999. There were, accordingly, an increase in profits attributable to shareholders and a good corporate image was established.

Having examined the financial report and profit distribution scheme for 1999 prepared by the Board for submission to the shareholders' general meeting, we considered that the financial report presented an accurate reflection of the operating results and asset position of the Company for 1999 pursuant to the relevant laws, regulations, and the Articles of Association of the Company. We also agreed to the said profit distribution scheme.

We also reviewed the report of the Directors submitted to the shareholders' general meeting on this occasion and considered it a presentation of the actual situation regarding the Company. In the course of the business, the Directors, General Manager and other officers of the Company observed their fiduciary duties and worked with diligence during the exercise of their rights or the discharge of their tasks. We did not find any abuse of powers or infringement of the interests of both shareholders and employees.

Report of the Supervisory Committee (Cont'd)

The various accomplishments of the Company were to our satisfaction, and we have full confidence in the prospects of development of the Company.

By the order of Supervisory Committee

Xia Linzhang

Chairman of the Supervisory Committee

22 February, 2000

Report of the International Auditors

ERNST & YOUNG
安永會計師事務所

To the shareholders
Zhejiang Expressway Co., Ltd
(Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 59 to 101 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report of the International Auditors (Cont'd)

Opinion

In our opinion, the financial statements give a true and fair view, in all material respects, of the state of affairs of the Company and the Group as at 31 December, 1999 and of the profit, and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
22 February, 2000

Year ended 31 December 1999

	Notes	1999 Rmb'000	1998 Rmb'000
TURNOVER	4	1,050,498	655,069
Operating costs		(298,417)	(220,537)
Gross profit		752,081	434,532
Other revenue	4	167,528	234,573
Administrative expenses		(60,320)	(45,611)
Other operating expenses		(2,374)	(635)
PROFIT FROM OPERATING ACTIVITIES	5	856,915	622,859
Finance costs	6	(172,922)	(94,741)
Share of profit of an associate		22,559	18,982
PROFIT BEFORE TAX		706,552	547,100
Tax	7	(71,810)	(73,795)
PROFIT BEFORE MINORITY INTERESTS		634,742	473,305
Minority interests		(86,431)	(68,914)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	8	548,311	404,391
Dividends	11	(238,872)	(152,009)
RETAINED PROFIT FOR THE YEAR		309,439	252,382
EARNINGS PER SHARE	12	12.62cents	9.31cents

The notes on pages 67 to 101 form an integral part of the financial statements.

Consolidated Statement of Recognised Gains and Losses

Year ended 31 December 1999

	Notes	1999 Rmb'000	1998 Rmb'000
Effect of changes in accounting policy	31	19,133	—
Net gain not recognised in the income statement		19,133	—
Net profit for the year attributable to shareholders		548,311	404,391
Total recognised gains and losses		567,444	404,391
Capital reserve arising on the acquisition of a subsidiary	29	—	9,805
Goodwill eliminated directly against reserves	29	(14,769)	(323,085)
		552,675	91,111

The notes on pages 67 to 101 form an integral part of the financial statements.

31 December 1999

	Notes	1999 Rmb'000	1998 Rmb'000
NON-CURRENT ASSETS			
Fixed assets	13	**10,621,870**	9,862,189
Interest in a jointly-controlled entity	15	**65,000**	—
Interest in an associate	16	**231,439**	220,718
Expressway operating rights	17	**240,745**	249,445
ng term investments	18	**38,650**	11,149
Deferred costs		**—**	4,928
		11,197,704	10,348,429
CURRENT ASSETS			
Short term investments	18	**1,083,394**	1,016,783
Inventories		**1,049**	1,851
Trade receivables	19	**4,749**	11,560
Other receivables	20	**270,119**	326,753
Time deposits		**417,952**	1,004,442
Cash and cash equivalents	21	**950,721**	284,172
		2,727,984	2,645,561
CURRENT LIABILITIES			
Trade payables		**226,895**	380,645
Profits tax payable		**116,245**	64,924
Other taxes payable		**11,735**	18,422
Other payables and accruals	22	**524,298**	872,615
Interest-bearing bank and other borrowings	23	**1,106,425**	520,191
		1,985,598	1,856,797
NET CURRENT ASSETS		**742,386**	788,764

The notes on pages 67 to 101 form an integral part of the financial statements.

Consolidated Balance Sheet (Continued)

31 December 1999

	Notes	1999 Rmb'000	1998 Rmb'000
TOTAL ASSETS LESS CURRENT LIABILITIES		11,940,090	11,137,193
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	24	2,053,472	1,746,583
Deferred tax	27	3,346	5,658
Minority interests		1,449,432	1,245,782
		8,433,840	8,139,170
CAPTIAL AND RESERVES			
Issued capital	28	4,343,115	4,343,115
Reserves	29	4,090,725	3,796,055
		8,433,840	8,139,170

Geng Xiaoping
Director

Fang Yunti
Director

The notes on pages 67 to 101 form an integral part of the financial statements.

Year ended 31 December 1999

	Note	1999 Rmb'000	1998 Rmb'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	30(a)	**1,047,828**	610,682
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		**78,225**	62,941
Interest paid		**(177,880)**	(176,845)
Dividends paid		**(217,156)**	(69,490)
Dividends paid to minority interests		**(6,840)**	(11,058)
Dividend from an associate		**10,659**	—
Net cash outflow from returns on investments and servicing of finance		**(312,992)**	(194,452)
TAXATION			
Taxes paid		**(43,978)**	(61,881)
INVESTING ACTIVITIES			
Additions to fixed assets		**(187,903)**	(566,994)
Additions to construction in progress		**(808,691)**	(928,607)
Decrease in time deposits		**586,490**	1,045,423
Decrease in long term investments		**2,500**	—
Increase in deferred costs		**(174)**	(2,584)
Increase in short term investments		**(96,611)**	(972,283)
Acquisition of additional interests in subsidiaries		**(565,812)**	(457,333)
Acquisition of a jointly-controlled entity		**(65,000)**	—
Acquisition of a subsidiary		**—**	640,782
Acquisition of an associate		**—**	(208,000)
Net cash outflow from investing activities		**(1,135,201)**	(1,449,596)
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES		**(444,343)**	(1,095,247)

The notes on pages 67 to 101 form an integral part of the financial statements.

Consolidated Cash Flow Statement (Continued)

Year ended 31 December 1999

	Note	1999 Rmb'000	1998 Rmb'000
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES		(444,343)	(1,095,247)
FINANCING ACTIVITIES	30(b)		
New bank and other loans		2,890,122	823,668
Repayment of bank and other loans		(1,996,999)	(780,930)
Minority interests		217,769	489,935
Net cash inflow from financing activities		1,110,892	532,673
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		666,549	(562,574)
Cash and cash equivalents at beginning of year		284,172	846,746
CASH AND CASH EQUIVALENTS AT END OF YEAR		950,721	284,172
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		300,247	232,883
Time deposits with original maturity of less than three months when acquired		650,474	51,289
		950,721	284,172

The notes on pages 67 to 101 form an integral part of the financial statements.

31 December 1999

	Notes	1999 Rmb'000	1998 Rmb'000
NON-CURRENT ASSETS			
Fixed assets	13	**5,148,878**	5,201,739
Interests in subsidiaries	14	**3,211,124**	2,881,518
Interest in a jointly-controlled entity	15	**65,000**	—
Interest in an associate	16	**208,000**	208,000
Expressway operating rights	17	**189,512**	196,445
Long term investments	18	**30,000**	—
		8,852,514	8,487,702
CURRENT ASSETS			
Short term investments	18	**801,766**	759,984
Inventories		**810**	1,517
Trade receivables	19	**4,749**	9,257
Other receivables	20	**40,770**	23,621
Time deposits		**417,952**	1,004,442
Cash and cash equivalents	21	**830,021**	185,668
		2,096,068	1,984,489
CURRENT LIABILITIES			
Trade payables		**7,315**	13,263
Profits tax payable		**42,780**	5,800
Other taxes payable		**4,425**	2,923
Other payables and accruals	22	**432,827**	794,604
Interest-bearing bank and other borrowings	23	**1,010,956**	474,804
		1,498,303	1,291,394
NET CURRENT ASSETS		**597,765**	693,095

The notes on pages 67 to 101 form an integral part of the financial statements.

Balance Sheet (Continued)

31 December 1999

	Notes	1999 Rmb'000	1998 Rmb'000
TOTAL ASSETS LESS CURRENT LIABILITIES		9,450,279	9,180,797
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	24	973,534	799,599
Deferred tax	27	3,346	5,658
NET ASSETS		8,473,399	8,375,540
CAPITAL AND RESERVES			
Issued capital	28	4,343,115	4,343,115
Reserves	29	4,130,284	4,032,425
		8,473,399	8,375,540

Geng Xiaoping
Director

Fang Yunti
Director

The notes on pages 67 to 101 form an integral part of the financial statements.

31 December 1999

1. Corporate Information

The registered office of Zhejiang Expressway Co., Ltd. is 19/F, Zhejiang World Trade Centre, 15 Shuguang Road Hangzhou, Zhejiang, the PRC. During the year, the Group was involved in the following principal activities:

(a) The design, construction, operation, maintenance and management of high grade roads; and

(b) The development and operation of certain ancillary services such as technical consultation, automobile servicing and fuel facilities.

2. Impact of HKSSAPs

The following Accounting Standards have been adopted for the first time in the preparation of the current year consolidated financial statements.

- HKSSAP 1: Presentation of Financial Statements
- HKSSAP 2: Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
- HKSSAP 10: Accounting for Investments in Associates
- HKSSAP 24: Accounting for Investments

The following is a summary of the major effects of their respective adoption.

HKSSAP 1 prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content therein. The format of the consolidated income statement and the balance sheets set out on pages 59, 61 and 62 respectively, has been revised in accordance with the HKSSAP, and a new statement of recognised gains and losses, not previously required, is included on page 60. Additional disclosures as required are included in the supporting notes thereto.

HKSSAP 2 prescribes the classification, disclosure and accounting treatment of certain items in the income statement, and specifies the accounting treatment for changes in accounting estimates, changes in accounting policies and the correction of fundamental errors.

HKSSAP 10, which prescribes the accounting treatment for investments in associates, is very similar in most respects to the previous HKSSAP 10, and accordingly has had no major impact on these financial statements. The terminology used and certain disclosures have been revised in line with the new requirements.

2. Impact of New HKSSAPs *(Continued)*

HKSSAP 24 prescribes the accounting treatment and disclosures for investments in debt and equity securities, including in certain circumstances alternative accounting treatments. For these financial statements, short term investments in securities held for trading purposes are also stated at their fair values, with differences in valuation being charged or credited to the income statement. The effect of the change of accounting policy, which has been treated as a prior year adjustment, is explained in note 31 to the financial statements.

3. Summary of Significant Accounting Policies

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities, as further explained below.

Basis of consolidation

The consolidated financial statements include the audited financial statements of the Company and its subsidiaries for the year ended 31 December 1999. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances are eliminated on consolidation.

Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

Interests in subsidiaries are stated at cost unless, in the opinion of the directors, there have been permanent diminutions in values, when they are written down to values determined by the directors.

3. Summary of Significant Accounting Policies *(Continued)*

Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The joint venture arrangements which involve the establishment of a separate entity in which the Group and other parties have an interest are referred to as jointly-controlled entities.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for diminutions in values, other than those considered temporary in nature, deemed necessary by the directors.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as long term investments and are stated at cost less any provisions for diminutions in values, other than those considered temporary in nature, deemed necessary by the directors.

Associates

An associate is an enterprise, not being a subsidiary or a joint venture, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for diminutions in values, other than these considered temporary in nature, deemed necessary by the directors.

3. Summary of Significant Accounting Policies *(Continued)*

Associates *(Continued)*

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are stated at cost less any provisions for diminutions in values, other than those considered temporary in nature, deemed necessary by the directors.

Goodwill

Goodwill arising on consolidation of subsidiaries and on acquisition of associates and jointly-controlled entities represents the excess purchase consideration paid over the fair values ascribed to the net underlying assets acquired and is eliminated against reserves in the year of acquisition. On disposal of subsidiaries, associates or jointly-controlled entities, the relevant portion of attributable goodwill previously eliminated against reserves is written back and included in the calculation of the gain or loss on disposal.

Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the tangible fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the tangible fixed assets, the expenditure is capitalised as an additional cost of the tangible fixed assets.

Depreciation of expressways and bridges is provided by using the sinking fund method whereby the aggregate annual depreciation amounts, compounded at average rates ranging from 7% to 8.77% per annum, up to the expiry of the underlying 30-year expressway concession period will be equal to the total cost of the expressways and bridges.

Amortisation of land is provided on a straight-line basis to write off the cost of the land use rights over the underlying 30-year expressway concession period.

3. Summary of Significant Accounting Policies *(Continued)*

Fixed assets and depreciation *(Continued)*

Depreciation of fixed assets, other than expressways, bridges and land, is provided on a straight-line basis to write off the cost of the assets, less their estimated residual values, being 3% of the cost, over their estimated useful lives. The principal annual rates used for this purpose are as follows:

	Estimated useful life	Annual depreciation rate
Toll stations and ancillary facilities	30 years	3.2%
Communications and signalling equipment	10 years	9.7%
Motor vehicles	8 years	12%
Machinery and equipment	5-8 years	12-19.4%

The gain or loss on disposal or retirement of a fixed asset recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress

Construction in progress represents costs incurred in the construction of expressways and bridges. Costs comprise direct costs of construction as well as interest charges and certain exchange differences related to funds borrowed during the periods of construction, installation and testing. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

Expressway operating rights

Expressway operating rights represent the rights to operate the expressways and are stated at cost less accumulated amortisation.

Amortisation is provided on a straight-line basis over the periods of expressway operating rights granted to the Company and its subsidiaries.

3. Summary of Significant Accounting Policies *(Continued)*

Long term investments

Long term investments are non-trading investments in listed and unlisted securities intended to be held on a long term basis.

Held-to-maturity securities are stated at cost plus or minus the cumulative amortisation of the difference between the purchase price and the maturity amount, less any provision for permanent diminutions considered necessary by the directors, on an individual basis. The provision is recognised as an expense immediately. The profit or loss on disposal of a held-to-maturity security is accounted for in the period in which the disposals occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Unlisted equity securities are stated at cost, less any provisions for permanent diminutions considered necessary by the directors, on an individual basis. The provision is recognised as an expense immediately. The profit or loss on disposal of an unlisted security is accounted for in the period in which the disposals occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Short term investments

Short term investments are investments in securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement for the period in which they arise.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) toll revenue, net of any applicable revenue taxes, when received;

(b) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyers, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

3. Summary of Significant Accounting Policies *(Continued)*

Revenue recognition *(Continued)*

(c) on the rendering of services, based on the percentage of completion basis, provided that this and the costs incurred as well as the estimated costs to completion can be measured reliably. The stage of completion of a transaction associated with the rendering of services is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction;

(d) rental income, on a time proportion basis over the lease terms;

(e) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(f) dividends, when the shareholders' right to receive payment is established.

Tax

PRC income tax is provided at rates applicable to enterprises in the PRC on income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, based on existing PRC income tax legislation, practices and interpretations thereof.

Deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

Foreign currencies

The financial records of the Company and its subsidiaries are maintained and the financial statements are stated in Renminbi ("Rmb").

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement unless such exchange differences relate to funds borrowed specifically for the financing of construction of expressways and bridges, in which case they are capitalised to the extent that they can be regarded as an adjustment to interest costs.

3. Summary of Significant Accounting Policies *(Continued)*

Capitalisation of borrowing costs

Borrowing costs directly attributable to the construction of expressways, tunnels and bridges are capitalised as part of the cost of such assets when it is probable that they will result in future economic benefits to the Group and the costs can be measured reliably. Other borrowing costs are recognised as an expense in the period in which they are incurred.

The amount of borrowing costs capitalised is determined by reference to the actual borrowing costs incurred on funds borrowed specifically for the construction of expressways, tunnels and bridges during the period less any investment income arising from the temporary investment of those borrowings.

Capitalisation of borrowing costs on funds borrowed specifically for the construction of completed expressway sections ceases when the construction of such expressway sections is completed and the section completed is capable of commencing toll operations.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the income statement on a straight-line basis over the lease terms.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is based on estimated selling prices less any further costs expected to be incurred to completion and disposal.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subjected to common control or common significant influence.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

4. Turnover and Revenue

Turnover mainly represents toll income from the operation of expressways, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

An analysis of turnover and revenue is as follows:

	1999 Rmb'000	1998 Rmb'000
Toll income	1,087,672	658,505
Advertising income	5,859	2,231
Road maintenance income	6,971	24,843
Others	9,918	5,697
	1,110,420	691,276
Less: Revenue taxes	(59,922)	(36,207)
Turnover	1,050,498	655,069
Exchange gains	—	2,057
Dividend income from unlisted investments	107	179
Income on short term investments in securities	77,577	150,003
Interest income	79,579	71,801
Rental income	4,893	1,213
Trailer income	4,309	5,408
Others	1,063	3,912
Other revenue	167,528	234,573
Revenue	1,218,026	889,642

4. Turnover and Revenue *(Continued)*

The Company and its subsidiaries are subject to the following types of revenue taxes:

- Business Tax ("BT"), levied at 3% to 5% on toll income and other service income;
- City Development Tax, levied at 1% to 7% of BT;
- Education Supplementary Tax, levied at 3.5% to 4% of BT; and
- Culture & Education Fees, levied at 3% on advertising income.

5. Profit From Operating Activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	1999 Rmb'000	1998 Rmb'000
Depreciation	140,127	85,524
Operating lease rentals on land and buildings	526	2,839
Auditors' remuneration	1,842	1,366
Staff costs:		
Wages and salaries	48,865	34,219
Pension contributions	3,052	2,964
Amortisation of deferred costs	5,102	837
Amortisation of expressway operating rights	8,700	6,933
Provision for anticipated deficit arising on the disposal of staff quarters	—	15,300
Loss on disposal of fixed assets	3,028	2,681
Net rental income	(4,893)	(1,213)
Exchange losses / (gains)	182	(2,057)
Dividend income from unlisted investments	(107)	(179)
Interest income	(79,579)	(71,801)
Income from short term investments	(77,577)	(150,003)

6. Finance Costs

	1999	1998
	Rmb'000	Rmb'000
Interest on bank loans and other loans wholly repayable within five years	**117,446**	103,385
Interest on other loans	**70,319**	73,460
Total finance costs	**187,765**	176,845
Interest capitalised	**(14,843)**	(82,104)
	172,922	94,741

7. Tax

No Hong Kong profits tax has been provided as the Group had no taxable profits in Hong Kong during the year.

The Group was subject to the Enterprise Income Tax (the "EIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

According to an approval from Zhejiang Provincial Local Tax Bureau dated 14 February 2000, Shangsan Co was qualified for the exceptions under the category of "New enterprise providing employment opportunities to redundant workers" as defined in the relevant national tax rules, and therefore, was entitled to an exemption from EIT for three years starting from 1 January 1998.

Pursuant to a series of directives issued by Zhejiang Provincial People's Government, and the Municipal Governments of Yuhang and Jiaxing in 1997, the Company, Yuhang Co and Jiaxing Co were entitled to respective refunds from the Zhejiang Finance Bureau or the Municipal Finance Bureau of Yuhang and Jiaxing, of an amount equal to 18% of their taxable income in respect of the EIT paid to the taxation bureau, respectively.

7. Tax *(Continued)*

The tax refunded and refundable represents the tax subsidies received during the year or immediately after the year end. It is the directors' opinion that these refunds are received without recourse. Notwithstanding this, as a result of the State Council's newly released directive numbered Guo Fa [2000]2 in respect of correcting the tax refund policies adopted by local governments with effect from 1 January 2000, the Company is seeking clarification and advice from relevant government authorities as to whether the Company and its subsidiaries may or may not continue to enjoy the 18% tax refund in the future. Should the aforementioned directive be applicable to the entitlement of the Group's existing preferential tax treatment, the Group, according to the directive and with the assistance from Zhejiang Provincial Government, will make an application to the relevant national authorities to enable the Company to continue to enjoy the relevant financial subsidies as a major transportation infrastructure investment enterprise listed abroad. However, there is no assurance that the application will be approved.

	1999 Rmb'000	1998 Rmb'000
Group:		
Tax charged	166,839	142,703
Overprovision in prior year	(10,930)	—
Tax refunded/refundable	(82,966)	(77,788)
	72,943	64,915
Deferred - note 27	(2,312)	2,616
Share of tax attributable to an associate	7,443	6,264
overprovision in an associate in prior year	(6,264)	—
Tax charge for the year	71,810	73,795

There was no material unprovided deferred tax in respect of the year (1998 : Nil).

8. Net Profit From Ordinary Activities Attributable to Shareholders

The net profit from ordinary activities attributable to shareholders dealt with in the financial statements of the Company is Rmb336,731,000 (1998: Rmb333,768,000).

9. Directors' Remuneration

Directors' remuneration disclosed pursuant to the Listing Rules and Section S161 of the Companies Ordinance is as follows:

	1999 Rmb'000	1998 Rmb'000
Fees	—	—
Other emoluments:		
Salaries, allowances and benefits in kind	1,286	1,166
	1,286	1,166

Salaries, allowances and benefits in kind include HK$120,000 (1998: Hk$100,000) payable to each of the independent non-executive directors. There was no other emoluments payable to the independent non-executive directors during the year (1998: Nil).

The remuneration of the directors fell within the following band:

	Number of directors	
	1999	1998
Nil to Rmb500,000	9	9

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

10. Five Highest Paid Employees

The five highest paid employees during the year included five (1998: five) directors, details of whose remuneration are set out in note 9 above.

11. Dividends

Company

	1999 Rmb'000	1998 Rmb'000
Interim - Rmb0.015 (approximately HK$0.014) per share (1998: Nil)	65,147	—
Proposed final - Rmb0.04 (approximately HK$0.037) per share (1998: Rmb0.035 (approximately HK$0.033) per share)	173,725	152,009
	238,872	152,009

12. Earnings Per Share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of Rmb548,311,000 (1998: Rmb404,391,000) and the 4,343,114,500 shares (1998: 4,343,114,500 shares) in issue during the year.

Diluted earnings per share for the years ended 31 December 1999 and 1998 have not been calculated as no diluting event existed during these years.

13. Fixed Assets

	Land Rmb'000	Expressways and bridges Rmb'000	Toll stations and ancillary facilities Rmb'000	Communi-cations and signalling equipment Rmb'000	Motor vehicles Rmb'000	Machinery and equipment Rmb'000	Construction in progress Rmb'000	Total Rmb'000
Group								
Cost:								
At 1 January 1999	527,628	8,098,739	83,883	8,485	31,448	65,938	1,189,187	10,005,308
Additions	—	—	4,798	—	2,086	3,176	892,776	902,836
Transfers	—	30,255	125,790	—	—	108,860	(264,905)	—
Disposals	—	—	(7,564)	—	(206)	(40)	—	(7,810)
At 31 December 1999	527,628	8,128,994	206,907	8,485	33,328	177,934	1,817,058	10,900,334
Accumulated depreciation:								
At 1 January 1999	18,264	103,523	6,429	401	4,423	10,079	—	143,119
Provided during the year	17,570	91,448	10,124	819	4,009	16,157	—	140,127
Written off on disposals	—	—	(4,566)	—	(206)	(10)	—	(4,782)
At 31 December 1999	35,834	194,971	11,987	1,220	8,226	26,226	—	278,464
Net book value:								
At 31 December 1999	491,794	7,934,023	194,920	7,265	25,102	151,708	1,817,058	10,621,870
At 31 December 1998	509,364	7,995,216	77,454	8,084	27,025	55,859	1,189,187	9,862,189
Company								
Cost:								
At 1 January 1999	350,384	4,712,616	65,658	8,472	20,654	64,355	107,258	5,329,397
Additions	—	—	—	—	1,464	—	33,887	35,351
Transfers	—	—	29,925	—	—	108,818	(138,743)	—
Disposals	—	—	(218)	—	—	(40)	—	(258)
At 31 December 1999	350,384	4,712,616	95,365	8,472	22,118	173,133	2,402	5,364,490
Accumulated depreciation:								
At 1 January 1999	17,994	92,298	2,910	401	4,144	9,911	—	127,658
Provided during the year	11,668	55,253	3,789	817	2,447	14,027	—	88,001
Written off on disposals	—	—	(37)	—	—	(10)	—	(47)
At 31 December 1999	29,662	147,551	6,662	1,218	6,591	23,928	—	215,612
Net book value:								
At 31 December 1999	320,722	4,565,065	88,703	7,254	15,527	149,205	2,402	5,148,878
At 31 December 1998	332,390	4,620,318	62,748	8,071	16,510	54,444	107,258	5,201,739

All fixed assets are located in the PRC.

31 December 1999

14. Interests in Subsidiaries

	Company 1999 Rmb'000	Company 1998 Rmb'000
Unlisted shares, at cost	**3,196,754**	2,861,875
Due from subsidiaries	**28,175**	19,643
Due to subsidiaries	**(13,805)**	—
	3,211,124	2,881,518

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayments.

Particulars of the Company's subsidiaries, all of which are directly held, are as follows:

Name of subsidiaries	Date and place of registration	Registered capital	Percentage of equity attributable to the Company	Principal activities
Zhejiang Yuhang Expressway Company Limited ("Yuhang Co")	Note 1	75,223,000	51%	Construction and management of the Yuhang Section of the Shanghai-Hangzhou Expressway
Zhejiang Jiaxing Expressway Company Limited ("Jiaxing Co")	Note 2	1,859,200,000	84.19%	Construction and management of the Jiaxing Section of the Shanghai-Hangzhou Expressway
Zhejiang Gaotong Stone Development Company Limited ("Gaotong")	Note 3	5,000,000	80%	Manufacturing, designing and selling of stone and quarry materials

14. Interests in Subsidiaries *(Continued)*

Name of subsidiaries	Date and place of registration	Registered capital	Percentage of equity attributable to the Company	Principal activities
Zhejiang Shangsan Expressway Company Limited ("Shangsan Co")	Note 4	2,400,000,000	55%	Investing, construction and operating the Shangsan Expressway
Zhejiang Expressway Advertising Company Limited ("Advertising Co")	Note 5	1,000,000	70%	Advertising

Note 1. Yuhang Co was established on 7 June 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on 28 November 1996.

Note 2. Jiaxing Co was established on 30 June 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on 29 November 1996.

Note 3. Gaotong was established on 3 November 1997 in the PRC as a limited liability company.

Note 4. Shangsan Co was established on 1 January 1998 in the PRC as a limited liability company.

Note 5. Advertising Co was established on 1 June 1998 in the PRC as a limited liability company.

15. Interest in a Jointly-Controlled Entity

	Group		Company	
	1999	1998	1999	1998
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Unlisted shares, at cost	—	—	65,000	—
Share of net assets other than goodwill	65,000	—	—	—
	65,000	—	65,000	—

Particulars of the jointly-controlled entity, which is directly held by the Company, are as follows:

Name	Business structure	Place of registration and operations	Percentage of Ownership interest	Percentage of Voting power	Percentage of Profit sharing	Principal activities
Hangzhou Shida Expressway Co., Ltd. ("Shida Co")	Corporate	the PRC	50%	50%	50%	Investing, constructing and operating of Shiqiao-Dajing Road ("Shida Road")

16. Interest in an Associate

	Group 1999 Rmb'000	Group 1998 Rmb'000	Company 1999 Rmb'000	Company 1998 Rmb'000
Unlisted shares, at cost	—	—	208,000	208,000
Share of net assets other than goodwill	231,439	220,718	—	—
	231,439	220,718	208,000	208,000

The Group's share of post-acquisition accumulated reserves of the associate at 31 December 1999 was Rmb23,439,000 (1998: Rmb12,718,000).

Particulars of the associate, which is directly held by the Company, are as follows:

Name	Business structure	Place of registration and operations	Percentage of equity attributable to the Group 1999	Percentage of equity attributable to the Group 1998	Principal activities
Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co")	Corporate	the PRC	50%	50%	Constructing and operating of gas stations and the sale of petroleum products

The financial statements of the above associate are coterminous with those of the Group. The consolidated financial statements have been adjusted for material transactions between the associate and Group companies.

17. Expressway Operating Rights

	Group Rmb'000	Company Rmb'000
Cost:		
At 1 January and 31 December 1999	261,000	208,000
Amortisation:		
At 1 January 1999	11,555	11,555
Provided during the year	8,700	6,933
At 31 December 1999	20,255	18,488
Net book value:		
At 31 December 1999	240,745	189,512
At 31 December 1998	249,445	196,445

18. Investments

Long term investments

	Group		Company	
	1999 Rmb'000	1998 Rmb'000	1999 Rmb'000	1998 Rmb'000
Held-to-maturity securities	30,000	—	30,000	—
Unlisted equity investments, at cost	8,650	11,149	—	—
	38,650	11,149	30,000	—

18. Investments *(continued)*

Short term investments

	Group		Company	
	1999	1998	1999	1998
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Listed government debentures,				
at market value				
- PRC	1,083,394	1,016,783	801,766	759,984
	1,083,394	1,016,783	801,766	759,984

The market value of the Group's short term investments at the date of approval of these financial statements was approximately Rmb1,082,974,000 (1998: Rmb1,027,052,000).

19. Trade Receivables

	Group		Company	
	1999	1998	1999	1998
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Trade receivables	4,749	11,560	4,749	9,257
Provision for doubtful debts	—	—	—	—
Trade receivables, net	4,749	11,560	4,749	9,257

31 December 1999

20. Other Receivables

		Group		Company	
		1999	1998	1999	1998
	Note	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Prepayments		77,680	246,673	1,832	1,121
Deposits and other debtors		133,468	43,346	15,605	19,337
Due from related parties	25	—	119	—	—
Profits tax refundable		58,971	36,615	23,333	3,163
		270,119	326,753	40,770	23,621

21. Cash and Cash Equivalents

	Group		Company	
	1999	1998	1999	1998
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Cash and bank balances	300,247	232,883	179,547	145,380
Time deposits	650,474	51,289	650,474	40,288
	950,721	284,172	830,021	185,668

22. Other Payables and Accruals

		Group		Company	
		1999	1998	1999	1998
	Notes	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Accruals		130,653	114,366	99,859	80,940
Other liabilities		94,824	516,906	65,047	492,635
Due to related parties	25	88,449	85,889	88,449	64,273
Due to the holding company	26	36,647	3,445	5,747	4,747
Proposed final dividend	11	173,725	152,009	173,725	152,009
		524,298	872,615	432,827	794,604

23. Interest-Bearing Bank and Other Borrowings

		Group		Company	
		1999	1998	1999	1998
	Note	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Current portion of bank and other borrowings	24	1,106,425	520,191	1,010,956	474,804
		1,106,425	520,191	1,010,956	474,804

31 December 1999

24. Interest-Bearing Bank and Other Loans

	Group		Company	
	1999	1998	1999	1998
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Bank loans:				
Secured	30,000	100,000	—	100,000
Unsecured	1,140,000	310,000	1,090,000	280,000
	1,170,000	410,000	1,090,000	380,000
Other loans:				
Unsecured	1,989,897	1,856,774	894,490	894,403
	3,159,897	2,266,774	1,984,490	1,274,403
Bank loans repayable:				
Within one year	910,000	410,000	830,000	380,000
In the second year	100,000	—	100,000	—
In the third to fifth years, inclusive	160,000	—	160,000	—
Beyond five years	—	—	—	—
	1,170,000	410,000	1,090,000	380,000
Other loans repayable:				
Within one year	196,425	110,191	180,956	94,804
In the second year	138,282	93,040	72,302	86,041
In the third to fifth years, inclusive	643,038	371,120	252,767	150,197
Beyond five years	1,012,152	1,282,423	388,465	563,361
	1,989,897	1,856,774	894,490	894,403
Portion classified as current liabilities-note 23	(1,106,425)	(520,191)	(1,010,956)	(474,804)
Long term portion	2,053,472	1,746,583	973,534	799,599

24. Interest-Bearing Bank and Other Loans *(Continued)*

(a) Included in the total bank loans of Rmb1,170,000,000, an amount of Rmb30,000,000 is secured by time deposits of Rmb20,000,000 and cash and bank balances of Rmb10,844,151. The remaining balance is unsecured. Bank loans bear interest at rates ranging from 5.022% to 6.327% per annum.

(b) Other loans are unsecured and bear interest at rates ranging from 3% to 8.53% per annum.

25. Balances with Related Parties

The amounts due from and due to related parties are unsecured, interest-free and have no fixed terms of repayments.

26. Amount Due to the Holding Company

The amount due to the holding company is unsecured, interest-free and has no fixed terms of repayments.

27. Deferred Tax

	Group and Company	
	1999	1998
	Rmb'000	Rmb'000
Balance at beginning of year	**5,658**	3,042
Charge/(credit) for the year - note 7	**(2,312)**	2,616
At 31 December	**3,346**	5,658

The deferred tax of the Group and the Company arose from differences in accounting treatments between the generally accepted accounting principles adopted in the PRC and those adopted in preparing these financial statements under HKSSAP.

31 December 1999

28. Share Capital

	1999 Number of shares	1998 Number of shares	1999 Rmb'000	1998 Rmb'000
Registered, issued and fully paid:				
Domestic shares of Rmb1.00 each	**2,909,260,000**	2,909,260,000	**2,909,260**	2,909,260
H Shares of Rmb1.00 each	**1,433,854,500**	1,433,854,500	**1,433,855**	1,433,855
	4,343,114,500	4,343,114,500	**4,343,115**	4,343,115

The domestic shares are not currently listed on any stock exchange.

The H Shares have been listed on The Stock Exchange of Hong Kong Limited since 15 May 1997.

All the domestic shares and H Shares rank pari passu with each other as to dividends and voting rights.

29. Reserves

	Share premium account Rmb'000	Capital/ (goodwill) reserve Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
Group						
At 1 January 1998	3,645,082	(3,967)	30,169	15,084	170,585	3,856,953
Capital reserve on acquisition of a subsidiary	—	9,805	—	—	—	9,805
Goodwill arising on acquisition of additional interest in a subsidiary	—	(323,085)	—	—	—	(323,085)
Net profit for the year	—	—	—	—	385,258	385,258
Transfer from/(to) reserves	—	—	50,437	25,219	(75,656)	—
Dividends - note 11	—	—	—	—	(152,009)	(152,009)
At 31 December 1998 and beginning of year	3,645,082	(317,247)	80,606	40,303	328,178	3,776,922
Prior year adjustment - note 31	—	—	—	—	19,133	19,133
At 31 December 1998 and beginning of year -restated	3,645,082	(317,247)	80,606	40,303	347,311	3,796,055
Goodwill on acquisition of additional interest in a subsidiary	—	(14,769)	—	—	—	(14,769)
Net profit for the year	—	—	—	—	548,311	548,311
Transferred from/(to) reserves	—	—	102,384	42,553	(144,937)	—
Dividends - note 11	—	—	—	—	(238,872)	(238,872)
At 31 December 1999	3,645,082	(332,016)	182,990	82,856	511,813	4,090,725

29. Reserves *(Continued)*

	Share premium account Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
Company					
Balance at 1 January 1998	3,645,082	26,722	13,361	165,501	3,850,666
Net profit for the year	—	—	—	314,635	314,635
Transferred from/(to) reserves	—	36,873	18,436	(55,309)	—
Dividends - note 11	—	—	—	(152,009)	(152,009)
At 31 December 1998 and beginning of year	3,645,082	63,595	31,797	272,818	4,013,292
Prior year adjustment - note 31	—	—	—	19,133	19,133
At 31 December 1998 and beginning of year -restated	3,645,082	63,595	31,797	291,951	4,032,425
Net profit for the year	—	—	—	336,731	336,731
Transferred from/(to) reserves	—	52,316	26,159	(78,475)	—
Dividends — note 11	—	—	—	(238,872)	(238,872)
At 31 December 1999	3,645,082	115,911	57,956	311,335	4,130,284

In accordance with the Company Law of the PRC and the companies' articles of association, the Company, its subsidiaries, its associate and its jointly-controlled entity are required to allocate 10% of their profit after taxation, as determined in accordance with the PRC accounting standards and regulations applicable to the Company, its subsidiaries, its associate and its jointly-controlled entity, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Company, its subsidiaries, its associate and its jointly-controlled entity. Subject to certain restrictions set out in the Company Law of the PRC and the companies' articles of association, part of the SSR may be converted to increase share capital.

29. Reserves *(continued)*

In addition, Shangsan Co and Petroleum Co were required by the relevant tax authorities to transfer the EIT waived for 1998 to their respective SSR account in 1999. The transfer has been incorporated in these financial statements.

In accordance with the Company Law of the PRC, the Company, its subsidiaries, its associate and its jointly-controlled entity are required to transfer 5% to 10% of their profit after taxation, as determined in accordance with PRC accounting standards and regulations applicable to the Company, its subsidiaries, its associate and its jointly-controlled entity, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Company, its subsidiaries, its associate and its jointly-controlled entity. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as properties of the Company, its subsidiaries, its associate and its jointly-controlled entity.

The directors of the Company have proposed to transfer Rmb52,316,000 and Rmb26,159,000 to the SSR and the PWF, respectively. This represents 15% of the Company's profit after taxation of Rmb523,165,000 determined in accordance with the PRC accounting standards. The transfer to the PWF is subject to shareholders' approval at the forthcoming annual general meeting.

According to the relevant regulations in the PRC, the amount of profit available for distribution is the lower of the amount determined under the PRC accounting standards and the amount determined under HKSSAP.

As at 31 December 1999, the Company had reserves of approximately Rmb311,335,000 available for distribution by way of cash or in kind.

As at 31 December 1999, in accordance with the Company Law of the PRC, the amount of approximately Rmb3,645,082,000 standing to the credit of the Company's share premium account was available for distribution by way of capitalisation issues.

30. Notes to the Cash Flow Statement

(a) Reconciliation of profit from operating activities to net cash inflow from operating activities:

	1999 Rmb'000	1998 Rmb'000
Profit from operating activities	856,915	622,859
Depreciation	140,127	85,524
Amortisation of deferred costs	5,102	837
Amortisation of expressway operating rights	8,700	6,933
Interest income	(79,579)	(71,801)
Loss on disposal of fixed assets	3,028	2,681
Provision for anticipated deficit arising on the disposal of staff quarters	—	15,300
Unrealised gain from short-term investments	—	(22,509)
Decrease/(increase) in inventories	802	(1,451)
Decrease/(increase) in trade receivables	6,811	(1,931)
Decrease/(increase) in deposits and other debtors	41,762	(19,854)
Decrease in trade payables	(4,126)	—
Increase/(decrease) in amount due to the holding company	33,202	(16,334)
Decrease in amounts due from related parties, net	119	1,500
Increase/(decrease) in other taxes payable	(6,687)	1,057
Increase/(decrease) in other liabilities	35,252	(70,966)
Increase in accruals	6,400	78,837
Net cash inflow from operating activities	1,047,828	610,682

30. Notes to the Cash Flow Statement *(Continued)*

(b) Analysis of changes in financing during the year:

	Bank and other loans Rmb'000	Minority interests Rmb'000
Balance at 1 January 1998	2,224,036	667,714
Cash inflows from financing	42,738	489,935
Arising from dilution of minority interests	—	(591,581)
Acquisition of a subsidiary	—	621,858
Dividends paid to minority interests	—	(11,058)
Profit attributable to minority interests	—	68,914
Balance at 31 December 1998 and 1 January 1999	2,266,774	1,245,782
Cash inflows from financing	893,123	217,769
Arising from dilution of minority interests	—	(93,710)
Dividends paid to minority interests	—	(6,840)
Profit attributable to minority interests	—	86,431
Balance at 31 December 1999	3,159,897	1,449,432

31. Change in Accounting Policy with Respect to the Investment in Securities

A restatement of the carrying values of the Group's and the Company's short term investments in securities to their fair values (i.e. the market value), retrospectively, amounting to Rmb19,133,000 (net of deferred tax) was made in accordance with the newly adopted HKSSAP24.

31 December 1999

32. Commitments

	Group		Company	
	1999	1998	**1999**	1998
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Contracted, but not provided for:				
Construction of expressways	**776,119**	831,714	**—**	29,540
Proposed investments in the Shangsan Expressway	**—**	—	**189,750**	410,550
Others	**8,397**	14,394	**—**	—
Authorised, but not contracted for:				
Construction of expressways	**2,467,163**	2,609,547	**462,021**	—
	3,251,679	3,455,655	**651,771**	440,090

33. Differences in Financial Statements Prepared Under PRC and Hong Kong Accounting Standards

	Profit after taxation		Net assets as at 31 December	
	1999	1998	**1999**	1998
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
As reported in statutory accounts	**615,742**	435,247	**8,694,253**	8,390,721
HKSSAP adjustments:				
(a) Goodwill	**33,016**	31,605	**(267,395)**	(285,642)
(b) Provision for anticipated deficit arising on the disposal of staff quarters	**—**	(15,300)	**(15,300)**	(15,300)
(c) Interest on H shares subscription monies	**(6,135)**	(4,310)	**6,794**	12,929
(d) Depreciation provided	**67**	4,427	**6,592**	6,317
(e) Difference in capital surplus during establishment	**—**	—	**11,923**	11,923
(f) Provision for profits tax refundable	**(7,230)**	—	**(3,687)**	—
(g) Restatement of short term investments in securities	**(19,133)**	19,133	**—**	19,133
(h) Recognition of tax exemption related to 1998	**17,194**	—	**—**	—
(i) Others	**1,221**	2,503	**660**	(911)
As restated in the financial statements	**634,742**	473,305	**8,433,840**	8,139,170

34. Ultimate Holding Company

In the opinion of the Directors, the ultimate holding company of the Company is Zhejiang Provincial High Class Highway Investment Company Limited ("Provincial Investment Co"), a state-owned enterprise established in the PRC.

35. Related Party Transactions

The following is a summary of significant related party transactions carried out in the ordinary course of business between the Company, its subsidiaries and certain government bodies in the year.

Under the reorganisation agreement, Provincial Investment Co gave a number of undertakings to the Company, including a non-competition undertaking, a tax indemnity, and an indemnity against losses incurred, which were not expressly transferred to the Company pursuant to the reorganisation and general indemnity provisions against any breach of representation warranty and undertakings contained in the agreement.

The World Bank provided financing for the construction of the Shanghai-Hangzhou Expressway and the Hangzhou-Ningbo Expressway through the Ministry of Finance and the Zhejiang Provincial Expressway Executive Commission (the "Executive Commission"), which was responsible for the control of the construction and the management of the Hangzhou-Ningbo Expressway and the Zhejiang Section of the Shanghai-Hangzhou Expressway. The repayment responsibility for the financing provided for the Hangzhou-Ningbo Expressway, which amounted to US$105,720,000 as at 31 December 1999, was assumed by the Company. The loan repayment responsibility for the Shanghai-Hangzhou Expressway, which amounted to US$103,551,916 as at 31 December 1999, was assumed by Yuhang Co and Jiaxing Co.

Pursuant to a supplemental agreement dated 18 April 1997, the Company, Provincial Investment Co, Jiaxing Co, Yuhang Co, the Executive Commission, the Yuhang Executive Commission and the Jiaxing Executive Commission have agreed that the Company will take over the repayment responsibilities under the reorganisation agreement in respect of the World Bank financing as separately agreed. Jiaxing Co and Yuhang Co are required to take over the repayment obligations with regards to the World Bank financing for their respective sections. Appropriate agreements were entered into between the Company and its subsidiaries and the executive commissions, pursuant to which the Company and its subsidiaries will be charged the same rate of interest as that charged to the executive commissions.

35. Related Party Transactions *(continued)*

The Zhejiang Provincial Government and a commercial bank provided a number of loans for the construction of the Shanghai-Hangzhou Expressway. These loans were made available through the Yuhang Executive Commission and the Jiaxing Executive Commission to Yuhang Co and Jiaxing Co, respectively. During the year, the repayment of principal in respect of these loans amounted to Rmb7,000,000. There was no further drawdown and repayment of interest expenses during the year. At 31st December 1999, Jiaxing Co had no outstanding loan balance and the outstanding loan balance for Yuhang Co amounted to Rmb78,070,000. All of these loans are unsecured. The terms of the loans to the executive commissions are the same as those from the respective executive commissions to the companies.

A contract between the Company and the Executive Commission was reached whereby the Executive Commission will enter into a number of contracts relating to Contract No. 8 on behalf of the Company, for the purpose of upgrading the Operating Systems (as defined in the section "Operation of the Expressway" of the prospectus) of the Hangzhou-Ningbo Expressway. The Company has to take the benefit of these contracts and assume the repayment obligations for any drawdown on the World Bank funding in respect of Contract No. 8. Accordingly, the Company has included fixed assets of Rmb108,524,000 , liabilities of Rmb89,346,000 and the repayment obligation on the World Bank funding of US$2,317,000 (equivalent to Rmb19,178,000) in the financial statements.

36. Comparative Amounts

As further explained in note 2 to the financial statements, due to the adoption of new HKSSAPs during the current year, the presentation of the consolidated income statement, the balance sheets and certain supporting notes have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation.

37. Approval of Financial Statements

The financial statements were approved by the board of directors on 22 February 2000.

Corporate Information

Executive Directors
Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

Non-executive Directors
Xia Linzhang
Zhang Chunming

Independent Non-executive Directors
Hu Hung Lick, Henry
Tung Chee Chen
Zhang Junsheng

Supervisors
Xiao Hua
Ni Cifang
Lu Feng
Sun Xiaoxia
Zheng Qihua

Legal Advisers

As to Hong Kong law:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street, Central
Hong Kong

As to PRC Law:
T & C Law Firm
18/F, Block A
100 Moganshan Road,
Yaojiang International Building,
Hangzhou, Zhejiang
PRC

Auditors and Reporting Accountants
Ernst & Young
Certified Public Accountants
15th Floor
Hutchison House
10 Harcourt Road, Central
Hong Kong

Sponsor
ABN AMRO Asia Corporate Finance Limited
31st Floor, Edinburgh Tower
The Landmark, Central
Hong Kong

Company Secretary
Mr. Zhang Jingzhong

Authorised Representatives
Mr. Geng Xiaoping
Mr. Zhang Jingzhong

Business Address
19/F, Zhejiang World Trade Centre
15 Shuguang Road
Hangzhou City, Zhejiang Province
PRC 310007
Tel: 86-571-7985588
Fax: 86-571-7985599

Place of Business in Hong Kong
c/o Ernst & Young
11th Floor, Tower 2
The Gateway
25-27 Canton Road
Kowloon
Hong Kong

H Share Registrar and Transfer Office
HKSCC Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road, Central
Hong Kong

Principal Bankers
Bank of China, Zhejiang Branch
Industrial and Commercial Bank of China, Zhejiang Branch
Agriculture Bank of China, Zhejiang Branch
Shanghai Pudong Development Bank, Hangzhou Branch

Listing Information
H Shares
The Stock Exchange of Hong Kong Limited
Code: 0576


XINJIANG UYGUR AUTONOMOUS REGION
TIBET AUTONOMOUS REGION
INNER MONGOLIA AUTONOMOUS REGION
HEILONGJIANG
JILIN
LIAONING
HEBEI
BEIJING
TIANJIN
SHANDONG
SHANXI
QINGHAI
GANSU
NINGXIA HUI ZU AUT. REG
SHAANXI
HE' NAN
ANHUI
JIANGSU
SHANGHAI
SICHUAN
HUBEI
CHONGQING
HU' NAN
ZHEJIANG
JIANGXI
GUIZHOU
FUJIAN
TAIWAN
YUNNAN
GUANGXI ZHUANGZU AUT. REG.
GUANGDONG
HAINAN
Huocheng
Urumqi
Hami
Yumen
Jiayuguan
Wuwei
Golmud
Xi'ning
Lanzhou
Lhasa
Manzhouli
Yakeshi
Daqing
Haerbin
Tongjiang
Jiamusi
Mudanjiang
Suifenhe
Jilin
Changchun
Hunchun
Shenyang
Dandong
Jinzhou
Dalian
Yantai
Erenhot
Huhehaote
Zhangjiakou
Baotou
Datong
Tangshan
Tanggu
Yinchuan
Shijiazhuang
Taiyuan
Handan
Jingbian
Ji'nan
Qingdao
Lianyun'gang
Tianshui
Baoji
Weinan
Sanmenxia
Zhengzhou
Xi'an
Xuzhou
Huaiyin
Hanzhong
Bengbu
Hefei
Nanjing
Suzhou
Mianyang
Chengdu
Nanchong
Wanxian
Yichang
Wuhan
Anqing
Hangzhou
Ningbo
Neijiang
Yueyang
Jiujiang
Jinhua
Changsha
Nanchang
Wenzhou
Zhaotong
Zunyi
Huaihua
Pingxiang
Hengyang
Guiyang
Fuzhou
Taibei
Dali
Ruili
Chuxiong
Kunming
Guilin
Hechi
Shaoguan
Zhangzhou
Xiamen
Bose
Guangzhou
Shantou
Gaoxiong
Shenzhen
Nanning
Zhuhai
Hong kong
Macao
Hekou
Youyiguan
Beihai
Zhanjiang
Haikou
Sanya
Guangzhou
Shantou
Shenzhen
Zhanjiang
Hongkong
Gaoxiong
Youyiguan
Macao
Haikou
Sanya
SOUTH CHINA SEA ISLANDS
LEGEND
NATIONAL TRUNK HIGHWAY(LONGITUDINAL)
NATIONAL TRUNK HIGHWAY(LATITUDINAL)
ROLL-ON-ROLL-OFF TRANSPORT LINE
NATIONAL BOUNDRY
PROVINCIAL BOUNDRY
0
250km
500km

ZHEJIANG EXPRESSWAY CO., LTD.

APPLICATION FOR
RULE 12g3-2(b) EXEMPTION

SCHEDULE D

MATERIAL MADE PUBLIC

VOLUME I

ıle D

01 NOV 13 AM 8:36

IC BY THE COMPANY

(January 1, 2000 – To Date)

No.	Title	Date Published on Chinese Newspaper	Date Published on South China Morning Post in Hong Kong	Date Published on LSE
1.	Results of Extraordinary General Meeting ("EGM") held on September 28, 2001		October 3, 2001	October 5, 2001
2.	Dividend Declaration			September, 28 2001
3.	Notice of EGM to be held on September 28, 2001, proxy form and reply slip		August 13, 2001	August 13, 2001
4.	2001 Interim Results Announcement		August 13, 2001	August 13, 2001
5.	2001 Interim Results		August 10, 2001 Mailed to the shareholders	August 13, 2001
6.	Announcement on Board Resolutions		June 4, 2001	June 4, 2001
7.	Dividend Declaration			April 26, 2001
8.	Announcement regarding secondary listing of H shares on the Berlin Stock Exchange		March 28, 2001	March 28, 2001
9.	Results of EGM held on March 22, 2001	March 22, 2001	March 22, 2001	March 22, 2001
10.	Notice of Annual General Meeting ("AGM") to be held on April 26, 2001, proxy form and reply slip		March 5, 2001	March 6, 2001
11.	2000 Annual Results Announcement		March 5, 2001	March 6, 2001
12.	2000 Annual Report		March 5, 2001 Mailed to the shareholders	March 6, 2001

No.	Title	Date Published on Chinese Newspaper	Date Published on South China Morning Post in Hong Kong	Date Published on LSE
13.	Circular regarding proposed A share issuance, connected transaction and proposed amendment to the Articles of Association		February 26, 2001 Mailed to the shareholders	February 27, 2001
14.	Notice of the Board Meeting to be held on March 5, 2001			February 21, 2001
15.	Notice of EGM to be held on March 22, 2001, proxy form and reply slip	February 5, 2001	February 5, 2001	February 5, 2001
16.	Announcement on connected transaction regarding acquisition of additional interest in Shangsan Expressway		February 2, 2001	February 5, 2001
17.	Proposals regarding the A share issuance, acquisition of interest in Shangsan, amendment to the Articles of Association	January 8, 2001	January 10, 2001	January 11, 2001
18.	Completion and Commencement of Operation of the Shangsan Expressway		December 27, 2000	January 2, 2001
19.	Change of Share Holding		December 28, 2000	January 2, 2001
20.	Announcement regarding interim dividend, acquisition of interest in Shangsan Co. and early repayment of World Bank loans		September 25, 2000	September 25, 2000
21.	Notice of EGM to be held on September 25, 2000, proxy form and reply slip		August 8, 2000	
22.	Clarification of Press Articles		August 3, 2000	
23.	2000 Interim Results Announcement		August 1, 2000	August 2, 2000
24.	Interim Report 2000		July 31, 2000 Mailed to the shareholders	August 2, 2000

No.	Title	Date Published on Chinese Newspaper	Date Published on South China Morning Post in Hong Kong	Date Published on LSE
25.	Announcement regarding the possible repurchase of some H shares and reduction of the registered capital (English translation)	June 13, 14 and 15, 2000		
26.	Dividend Declaration			May 30, 2000
27.	Listing Particulars for the Introduction to the Official List of the UK Listing Authority			May 8, 2000
28.	Notice regarding Introduction to the Official List of the UKLA			May 3, 2000
29.	Notice regarding Introduction to the Official List of the UKLA		May 2, 2000	May 2, 2000
30.	Announcement regarding the acquisition of interest in Joinhands Technology		April 7, 2000	
31.	Notice of 1999 Annual General Meeting to be held on May 25, 2000		April 7, 2000	
32.	Conditional general mandates to issue domestic shares and H shares and to repurchase H shares		April 7, 2000	
33.	1999 Annual Report		March 1, 2000 Mailed to the shareholders	
34.	Appointment of New Directors, Supervisors and the establishment of an audit committee		February 29, 2000	
35.	Announcement of Annual Results for the year ended December 31, 1999		February 22, 2000	
36.	Notice of EGM		January 14, 2000	

Zhejiang Expressway Co Ltd SX Code:0576 date:10/03/2001 File:01A0329S.DAD
Meetings - resolution passed SCMP 10.1cm X 12cm

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China)

Results of Extraordinary General Meeting

The board of directors of Zhejiang Expressway Co., Ltd. ("Company") announces that an extraordinary general meeting was held on September 28th, 2001 with the following results:

1. The proposed interim dividend of the Company for the six months ended June 30th, 2001 in the amount of RMB0.03 per share (approximately HK$0.02827 per share) ("Interim Dividend") was approved; and
2. The proposed simulated share option scheme of the Company was not approved.

The Interim Dividend will be payable to holders of the H shares of the Company whose name appeared in the register of members of the Company on August 28th, 2001 on or before October 25th, 2001.

By Order of the Board
Wenyao Jiang
Company Secretary

Hangzhou, Zhejiang, the PRC
October 3rd, 2001

01 NOV 13 AM 8:36

28/09/2001 UK: ZHEJIANG EXPRESSWAY DIVIDEND DECLARATION.
Zhejiang Expressway Co 28 September 2001

Dividend Declaration

Zhejiang Expressway Co., Ltd. (the "Company") held an extraordinary general meeting on September 28th, 2001, and approved the resolution for the distribution of the interim dividend of the Company for the six months ended June 30th, 2001 in the amount of RMBO.03 per share.

The register of members of the Company ("Register of Members") was closed from August 29th, 2001 to September 27th, 2001 (both days inclusive). Holders of H shares of the Company ("H Shares") whose name appeared in the Register of Members on August 28th, 2001 are entitled to the said interim dividend.

Pursuant to the Company's Articles of Association, dividends of H Shares shall be paid in Hong Kong dollars according to the average closing price of Hong Kong dollars to Remminbi declared by the People's Bank of China in the five trading days immediately preceding the date of the declaration of dividends. The exchange rate for the purpose of the payment of the interim dividend is therefore HK$1.00 to RMB 1.06108.

The interim dividend of RMB0.03 or HK$0.02827 per share is expected to be payable to holders of the H Shares of the Company on or before October 25th, 2001.

For and on behalf of Zhejiang Expressway Co., Ltd.
Wenyao Jiang Company Secretary

END DIVEAPNPAFLFEEE.
REGULATORY NEWS SERVICE 28/09/2001

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on September 28, 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") for the conduct of the following business:

1. to consider and approve the proposed interim dividend of the Company for the six months ended June 30, 2001; and

2. to consider and approve the simulated share option scheme of the Company.

By Order of the Board
Jiang Wenyao
Company Secretary

Hangzhou, Zhejiang Province, the PRC
August 13, 2001

Notes:

1. **Eligibility for attending the EGM**

   Holders of Domestic Shares or H Shares whose names appear on the register of shareholders of the Company at the close of trading on August 28, 2001 shall have the right to attend the EGM.

   Holders of H Shares who intend to attend the EGM must deliver all transfer instruments and the relevant shares certificates to the share registrar for H Shares, Hong Kong Registrars Limited (which address is set out in paragraph 5 below), at or before 4:00p.m. on August 28, 2001.

2. **Registration procedures for attending the EGM**

   (1) Holders of H Shares and Domestic Shares intending to attend the EGM should return the reply slip for attending the EGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before September 8, 2001.

   (2) A shareholder or his/her/its proxy should produce proof of identity when attending the meeting. If a corporate shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

01 NOV 13 AM 8:36

3. **Proxy**

(1) A shareholder eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not to be a shareholder.

(2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

(3) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the EGM.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. **Closure of Register of Members**

The register of members of H Shares will be closed from August 29, 2001 to September 27, 2001 (both days inclusive), during which no transfer of shares will be registered.

5. **Miscellaneous**

(1) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The address of the share registrar for H Shares, Hong Kong Registrars Limited is at:

2/F, Vicwood Plaza
199 Des Voeux Road, Central
Hong Kong

(3) The address of the Company is at:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou 310007
People's Republic of China

Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2) ____

of ____ ,

being the holder(s) of (Note 1) ____________________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") now appoint(Note 3) ______________________________ (I.D. No.: ____________________ of ______________________________) or, failing him, the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the resolutions in accordance with the instruction(s) below and on my (our) behalf at the extraordinary general meeting of the Company ("EGM") to be held at 10:00a.m. on September 28, 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China ("the PRC") for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion(Note 4).

Ordinary Resolutions:	For (Note 4)	Against (Note 4)
1. To consider and approve the proposed interim dividend of the Company for the six months ended June 30, 2001.		
2. To consider and approve the simulated share option scheme of the Company.		

Date: ____________________, 2001 Signature: ____________________(Note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to the all of the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in BLOCK LETTERS.
3. Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4. Attention: If you wish to vote FOR any resolution, please indicate with a "√" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "√" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.
5. This form of proxy must be signed under hand by you or your attorney duly authorized in that behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.
6. This form of proxy together with the power of attorney or other authorization document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company at 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, People's Republic of China and in the case of a holder of H Share(s), to Hong Kong Registrars Limited at 2/F Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, at least 24 hours before the time designated for the holding of the EGM.

** Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Reply Slip for Extraordinary General Meeting

I(We) ____

of ____ ,

Telephone number: ____________________ and Fax number: ____________________ ,

being the holder(s) of ____________________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") hereby confirm that I(we) wish to attend or appoint a proxy to attend (on my(our) behalf) the extraordinary general geeting ("EGM") to be held at 10:00a.m. on September 28, 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC").

Signature: ____________________

Date: ____________________

Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at 19th Floor Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC by post or by facsimile (Fax no.: (+86)-571-8795 0329) such that the same shall be received by the Company on or before September 8, 2001. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* *Please delete as appropriate.*

BEST AVAILABLE COPY

	Note		
ividends	6	–	(86,862)
ETAINED PROFIT FOR THE PERIOD		365,475	228,047
ARNINGS PER SHARE	7	8.5 cents	7.3 cents

tes:

ACCOUNTING POLICIES

The condensed consolidated *interim financial* statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" and the relevant disclosure requirements as stipulated in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Other than the goodwill arising from further acquisition of equity interests in subsidiaries, which are stated as assets and amortized on a straight-line basis over *10 years in accordance with the SSAP30 "Business* Combination" which was issued in January 2001 (however, no retrospective adjustment was made), the accounting policies and basis of preparation used in preparing the interim financial statements are the same as those used in preparing the financial statements for the year ended 31 December 2000.

SEGMENT INFORMATION

There has been no change in the Group's principal activities during the Period. The results of operations by principal activity are summarised as follows:

By activity:

	Toll Unaudited *Rmb'000*	Advertising Unaudited *Rmb'000*	Others Unaudited *Rmb'000*	Total Unaudited *Rmb'000*
Six months ended 30 June 2001				
— Turnover	740,122	9,444	4,547	754,113
— Contribution to profit from operating activities	720,278	5,826	95	726,199
Six months ended 30 June 2000				
— Turnover	583,760	4,540	10,231	598,531
— Contribution to profit from operating activities	527,118	3,590	2,825	533,533

During the Period, the entire turnover and contribution to profit from operating activities of the Group was derived *from Zhejiang Province, the PRC*. Accordingly, a further analysis of the turnover and contribution to profit from operating activities by geographical area is not presented.

OTHER REVENUE

	For the six months ended 30 June 2001 Unaudited *Rmb'000*	2000 Unaudited *Rmb'000*
Income on short term investments in securities	74,819	67,806
Interest income	29,848	38,427
Rental income	1,809	1,477
Trailer income	4,039	3,595
Exchange gain	53,172	—
Others	6,752	303
	170,439	111,608

PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging:

	For the six months ended 30 June 2001 Unaudited *Rmb'000*	2000 Unaudited *Rmb'000*
Depreciation	96,879	68,742
Amortisation of expressway operating rights	4,350	4,350
Amortisation of goodwill	1,246	—
Interest on borrowings	141,914	97,881

TAX

According to the relevant national tax rules, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a 61% owned subsidiary of the Company, was qualified for the exemptions under the category of "New enterprise providing employment opportunities to redundant workers", and therefore was entitled to an exemption from Corporate Income Tax ("CIT") for three years starting from 1 January *1998. During the Period, however,* as the three years exemption was no longer applicable to Shangsan Co, it was subject to the CIT levied at a rate of 33%.

Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co"), a 70% owned subsidiary of the Company, was no longer entitled to the CIT exemption under the directive numbered Cai Shui (94)001 since *1 January 2001. Accordingly, Advertising Co* was subject to the CIT levied at a rate of 33%.

Save as above, the tax rate of other group companies and the preferential tax treatment that certain companies are entitled to remained unchanged as those used to prepare the financial statements for the year ended 31 December 2000.

	For the six months ended 30 June 2001 Unaudited *Rmb'000*	2000 Unaudited *Rmb'000*
Group:		
Tax charged	150,122	117,515
Tax refunded/refundable	(36,115)	(33,723)
	114,007	83,792
Deferred	46,236	(380)
Share of tax attributable to associates	13,983	1,779
Share of deferred tax attributable to an associate	1,994	—
Share of deferred tax attributable to a jointly-controlled entity	517	—
Tax charge for the Period	176,737	85,191

There was no material unprovided deferred tax in respect of the Period (six months ended 30 June 2000: Nil)

In response to substantially reduced wholesale businesses and rising prices of petroleum products on the global markets, Zhejiang Expressway *Petroleum Development* Co., Ltd. ("Petroleum Co"), an associate 50% owned by the Company, took measures to reduce costs on the one hand, and adopted active cash management strategies on the other hand, *including short-term investments*. Net *profit* realized by Petroleum Co during the Period was approximately Rmb950,000.

Increased stake in Jiaxing Co

On 4 June 2001, the *Company* entered into agreements to further increase its stake in the capital of Zhejiang Jiaxing Expressway Co., Ltd., a subsidiary of the Company, from approximately 84.2% to 87.3% for an aggregate consideration of Rmb93,369,024. Details of this acquisition were disclosed in the Company's announcement dated 4 June 2001.

Outlook

Macro-economic growth prospects for China remain optimistic as the country prepares for its imminent accession to the WTO which is expected to occur by the end of the year.

Zhejiang province, which already boasts one of the most diverse and vibrant economies in the country, is expected to be one of the biggest beneficiaries of China's WTO accession.

In one of the published research reports compiled by a local research institution, GDP growth rate in Zhejiang province, which has been growing on average by 11% annually over the past five years, is estimated to increase *by an additional* 1.3% *annually* during the five years immediately after the WTO accession, with its garment, textile and leather industries benefiting the most from this development.

As *demand* for road transport continues to grow, so will the competition between different modes of transport. The Directors are confident that with the convenience and flexibility unmatched by any other mode of transport, expressway transport will continue to be the fastest growing sector in the overall transport industry.

Robust economic growth prospects in the province, together with sizable growth potential in the private ownership of passenger cars, are expected to sustain the relatively high growth rates in traffic volumes on the existing expressways operated by the Group.

While the Company intends to remain focused on its core business *of toll road* investment and operations and seeks to further expand its expressway portfolio in the province, it is also prepared to grasp opportunities presented by China's WTO accession.

The Company has applied to the China Securities Regulatory Commission for the issue of not more than 300 million domestic shares ("A Shares") to the public in the People's Republic of China to raise approximately Rmb1,290 million for the first and second stages of construction to widen the Shanghai-Hangzhou-Ningbo Expressway. It is expected that the issue of A Shares (the "A Share Issue") will be completed before the end of the year 2001.

FINANCIAL REVIEW

The Group will endeavour to achieve maximum return for its shareholders while maintaining a sound and prudent investment strategy. In particular, in the medium to long-term, the Company will focus on investing in highways and other infrastructure *projects while striving* to maintain an appropriate level of borrowings and gearing ratio. In the short-term, the Group will continuously review its portfolio of borrowings and make any necessary adjustments in a timely manner. The continuous inflow of cash generated from the Group's toll road operations will be invested in short-term investments with low risk exposure, which is in line with the Group's objective of achieving maximum return for shareholders.

As at 30 June 2001, the Group's interest-bearing borrowings increased slightly from 31 *December 2000 to Rmb3,611,425,000 (31 December* 2000: Rmb3,446,598,000), of which 59% represented short-term borrowings repayable within a year (31 December 2000: 53%), whereas the balance represented medium to long-term borrowings and corporate bonds.

During the Period, interest rates to which the Group's borrowings were subject did not experience any significant change compared with 2000. In particular, the annual floating rates of the World Bank loans ranged from 5.11% to 8.76%, while the annual interest rates of commercial banks were approximately *5.022%-5.643% for short-term borrowings*. The Group's combined earnings to interest multiple for the Period was approximately 5.0 times (the same period in 2000: 5.3 times).

Furthermore, the Company *made an* early repayment of the loan obtained from the World Bank for the construction of the Hangzhou-Ningbo Expressway on 31 July 2001. The early repayment caused an interest penalty charged by the World Bank of approximately US$3 million, which was more than offset by an exchange gain allocated by the World Bank of US$6.4 million. The event has been considered as a significant adjusting post balance sheet event and has been incorporated into the interim operating results.

Compared with *31 December 2000, there was no significant change in* the capital structure of the Group as at 30 June 2001. The gearing ratio by dividing the total long-term liabilities by shareholders' equity was approximately 16.5% (31 December 2000: 18.7%). The Directors are of the view that the current gearing ratio is relatively low, thus providing more room for obtaining debt financing for the future development of the Company.

During the Period, the cash flow generated from the Group's operating activities amounted to approximately Rmb686,024,000. As a group principally engaged in toll road operations, the Group has maintained a strong cash inflow from its ordinary *operating* activities since its establishment. As at 30 June 2001, of the current assets of Rmb2,351,921,000 in aggregate, prepayments to expressway contractors, accounts receivable and inventory represented only about 5% (31 December 2000: 6%). In the foreseeable future, the Directors anticipate that the Group will not experience any difficulty in liquidity.

As at 30 June 2001, the Group had in possession cash and cash equivalents, fixed deposits and short-term investments in the amount of Rmb2,014,842,000. The average interest rates for bank deposits in US dollars, Euro, Hong Kong dollars and Renminbi were 5.1%, 9.0%, 4.5% and 1.3% respectively.

Highway Co., Ltd., a jointly-controlled entity of the Group, for a loan in the amount of Rmb30,000,000, the Group did not have any contingent liabilities, nor did it have any pledged assets.

SIMULATED SHARE OPTION SCHEME

The Directors have approved, and will recommend to the general meeting of shareholders of the Company for approval, a simulated share option scheme which will be valid for a period of ten years. The scheme is aimed to link part of the remuneration of the management of the Company with the performance of the Company's shares, including H Shares and the proposed A Shares. Details of the scheme have been set out in the Company's announcement dated 4 June 2001. The Directors believe that the adoption of the scheme is beneficial to the Company's long-term development, as it will provide management with a Company performance-related incentive.

APPRECIATION

I would like to take this opportunity to thank Mr. Zhang Jingzhong, who discharged his duties with distinction in his role as the Company Secretary. I am pleased to note that having resigned from his post as *the Company Secretary*, Mr. Zhang will continue to serve as a Director of the Company.

By Order of the Board
Geng Xiaoping
Chairman

Hangzhou, Zhejiang Province, the PRC
10 August 2001

A detailed interim results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be subsequently published on The Stock Exchange of Hong Kong Limited's website at http://www.hkex.com.hk in due course.

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on 28 September 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") for the conduct of the following business:

1. to consider and approve the proposed interim dividend of the Company for the six months ended 30 June 2001; and
2. to consider and approve the simulated share option scheme of the Company.

By Order of the Board
Jiang Wenyao
Company Secretary

Hangzhou, Zhejiang Province, the PRC
13 August 2001

Notes:

1. **Eligibility for attending the EGM**

   Holders of *Domestic Shares or H Shares whose names appear* on the register of shareholders of the Company at the close of trading on 28 August 2001 shall have the right to attend the EGM.

   Holders of H Shares who intend to attend the EGM must deliver all transfer instruments and the relevant shares certificates to the share registrar for H Shares, Hong Kong Registrars Limited (which *address is set out in paragraph 5 below*), at or before 4:00p.m. on 28 August 2001.

2. **Registration procedures for attending the EGM**

   (1) Holders of H Shares and Domestic Shares intending to attend the EGM should return the reply slip for attending the EGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before 8 September 2001.

   (2) A shareholder or his/her/its proxy should produce proof of identity when attending the meeting. If a corporate shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of *the board of* directors or other governing body of such shareholder appointing such legal representative at the meeting.

3. ***Proxy***

   (1) A shareholder eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not to be a shareholder.

   (2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. *If the appointor is a corporation, the same* shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

   (3) *To be valid, the power of attorney* or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the EGM.

   (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. ***Closure of Register of Members***

   The register of members of H Shares will be closed from 29 August 2001 to 27 September 2001 (both days inclusive), during which no transfer of shares will be registered.

5. **Miscellaneous**

   (1) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

   (2) The address of the share registrar for H Shares, Hong Kong Registrars Limited is at:

   2/F, Vicwood Plaza
   199 Des Voeux Road, Central
   Hong Kong

   (3) The address of the Company is at:

   19th Floor, Zhejiang World Trade Center
   15 Shuguang Road
   Hangzhou 310007
   People's Republic of China

   Telephone No.: (+86)-571-8798 7700
   Facsimile No.: (+86)-571-8795 0329

BEST AVAILABLE COPY

01 NOV 13 AM 8:36

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China)

2001 Interim Results Announcement

Financial Highlights

- Turnover up 26.0% to Rmb754,113,000
- Net profit up 16.8% to Rmb367,899,000
- Earnings per share up 16.4% to Rmb8.5 cents
- Interim dividend per share of Rmb3.0 cents recommended

Business Review

- Total toll income grew by 26.3% over the same period in 2000 to approximately Rmb780,122,000.
- Shanghai-Hangzhou-Ningbo Expressway's average daily traffic volume grew by 12.2% over the same period in 2000, with toll income growing by 8.1% to approximately Rmb635,933,000.
- Shangsan Expressway was open to traffic in December 2000, increasing the total mileage of expressways operated by the Group from 248km to 390km, while contributing a toll income of approximately Rmb144,189,000 during the Period.
- The Directors have approved a simulated share option scheme which aimed at providing the management of the Company with an incentive related to the performance of the Company.

The board of directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the ›mpany") is pleased to present the unaudited consolidated operating results of the npany and its subsidiaries (collectively the "Group") for the six months ended 30 June 1 (the "Period"). The interim report has been reviewed by the audit committee of the npany and approved by the Directors on 10 August 2001. The accounting information :n in the interim report has not been audited.

During the Period, the Group realized a turnover of Rmb754,113,000 and a net profit ibutable *to shareholders of Rmb367,899,000, representing a growth of 26.0% and* 3% respectively over the same period in 2000; earnings per share realized were Rmb8.5 ts, representing a growth of 16.4% over the same period in 2000.

The Directors have resolved to recommend the payment of an interim dividend of b3.0 cents (approximately HK$2.8 cents, based on an exchange rate of HK$1 to b1.07 (for reference only)) per share in respect of the Period (interim dividend for 0: Rmb2.0 cents). The recommendation is subject to approval at the extraordinary eral meeting of the shareholders of the Company to be held on 28 September 2001. ise see a relevant notice for details.

NDENSED CONSOLIDATED INCOME STATEMENT

	Notes	For the six months ended 30 June 2001 Unaudited *Rmb'000*	2000 Unaudited *Rmb'000*
₹NOVER	2	754,113	598,531
rating cost		(162,394)	(141,503)
ss profit		591,719	457,028
;r revenue	3	170,439	111,608
iinistrative expenses		(25,981)	(28,700)
:r operating expenses		(9,978)	(6,403)
)FIT FROM OPERATING ACTIVITIES	2,4	726,199	533,533
nce costs		(141,914)	(97,881)
:e of profit of associates		16,627	5,390
e of loss of a jointly-controlled entity		(1,151)	(2,369)
›FIT BEFORE TAX		599,761	438,673
	5	(176,737)	(85,191)
›FIT BEFORE MINORITY INTERESTS		423,024	353,482
›rity interests		(55,125)	(38,573)
PROFIT FROM ORDINARY ACTIVITIES I'TRIBUTABLE TO SHAREHOLDERS		367,899	314,909

6. **DIVIDENDS**

The Directors recommend the payment of an interim dividend of Rmb3.0 cents (approximately HK$2.8 cents) per share (2000 interim: Rmb2.0 cents (approximately HK$1.87 cents per share). The recommendation was not incorporated into these financial statements.

7. **EARNINGS PER SHARE**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the Period of Rmb367,899,000 (six months ended 30 June 2000: Rmb314,909,000) and the 4,343,114,500 shares (30 June 2000: 4,343,114,500 shares) in issue during the Period.

Diluted earnings per share for the periods ended 30 June 2001 and 2000 have not been calculated as no diluting event existed during these periods.

BUSINESS REVIEW AND OUTLOOK

The Group's unaudited net profit attributable to shareholders during the Period was approximately Rmb367,899,000, representing a growth of 16.8% over the same period in 2000. The growth was in line with the Directors' expectations.

Strong national and local economic performance provided a favorable business environment for the Group which achieved exceptional growth in its core business operations of toll roads and continued expansion in its non-core business operations.

Toll road operations

During the Period, traffic volume on the Shanghai-Hangzhou-Ningbo Expressway continued to record satisfactory growth, with average daily traffic volume growing by 12.2% over the same period in 2000 and toll income growing by 8.1% to approximately Rmb635,933,000.

With the completion of the Shangsan Expressway in December 2000, total mileage of *expressways operated by the Group increased from 248km to 390km. In addition,* due to its direct linkage to the Group's main toll road, the Shanghai-Hangzhou-Ningbo Expressway, the Shangsan Expressway's opening to traffic had resulted in a "networking" effect, which contributed to continued growth in traffic volume on the Shanghai-Hangzhou-Ningbo Expressway.

With toll income contribution from the newly opened Shangsan Expressway being approximately Rmb144,189,000, total toll income of the Group grew by 26.3% over the same period in 2000 to approximately Rmb780,122,000.

Other businesses

Advertising Co, a subsidiary 70% owned by the Company, continued to expand its business operations in advertising along the expressways operated by the Group with sales techniques and incentives suitable to market conditions. During the Period, turnover and net profit were approximately Rmb9,444,000 and Rmb3,975,000, representing a growth of 109.3% and 65.3%, respectively, over the same period in 2000. Newly acquired businesses accounted for approximately 73% of total turnover.

Joinhands Technology Co., Ltd., an associate 30% owned by the Company, had begun to expand its technologies and instruments developed for the purpose of anti-counterfeiting and logistics management in merchandising markets beyond the provincial boundary, while continuing to improve relevant technologies for application in other fields such as the use

The short-term investments made by the Group principally comprised convertible bonds and closed-end equity funds as follows:

	As at 30 June 2001 unaudited *Rmb'000*	As at 31 December 2000 audited *Rmb'000*
Government bonds	62,246	156,525
Convertible bonds	220,025	99,485
Closed-end equity funds	119,869	121,955
Total	402,140	377,965

During the Period, profit before taxation derived from short-term investments was approximately Rmb74,819,000 (6 months ended 30 June 2000: Rmb67,806,000), and the corresponding rate of return on investments was approximately 11% (six months ended 30 June 2000: 9.8%).

As at 30 June 2001, details of the capital commitments of the Group were as follows:

	As at 30 June 2001 unaudited *Rmb'000*	As at 31 December 2000 audited *Rmb'000*
Contracted but not provided:		
- construction of expressways	579,651	622,684
- proposed further acquisition in Shangsan Co	485,000	485,000
- others	—	1,886
Approved but not contracted:		
- construction of expressway	2,267,334	2,500,980
	3,331,985	3,610,550

Among the total capital commitments, Rmb1,209,129,000 for the widening project of Hangzhou-Ningbo Expressway will be financed by the net proceeds arising from the A Share Issue. The remaining capital commitments, comprising mainly the residual construction work of the Shangsan Expressway, and the proposed further acquisition in Shangsan Co will be financed by cash generated from operating activities, any profits generated from short term investments and, if necessary, commercial bank loans.

As at 30 June 2001, the interest-bearing borrowings and cash deposits denominated in US dollars of the Group were US$216,097,000 and US$119,869,000, respectively. Upon the completion of the aforesaid early repayment of the World Bank loan in the amount of US$91,636,000 *at the end of July 2001, the interest-bearing borrowings and cash deposits* of the Group denominated in US dollars decreased to approximately US$124,461,000 and US$28,233,000 respectively.

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.



Unaudited Interim Results
for the six months ended 30 June 2001

01 NOV 13 AM 8:36

Pursue Excellence, Enhance Value.

"Pursue Excellence, Enhance Value" has always been the Group's operating philosophy. Whether it is for our toll road operations or other ancillary businesses, we adhere to such a motto and will never cease to improve the management of our core businesses and our corporate governance. We aim to excel in every business that we are in, so as to enhance shareholder value and to contribute our best to our customers, business partners, employees and the society.

[redacted]
Herbert Smith
Hong Kong SAR

CONTENTS

Unaudited Interim Results	2
Business Review and Outlook	3
Financial Review	6
Disclosure of Interests and Other Matters	12
Condensed Consolidated Income Statement	14
Condensed Consolidated Balance Sheet	15
Condensed Consolidated Cash Flow Statement	17
Notes to Condensed Financial Statements	18
Corporate Information	26

UNAUDITED INTERIM RESULTS

The board of directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") is pleased to present the unaudited consolidated operating results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2001 (the "Period"). The interim report has been reviewed by the audit committee of the Company and approved by the Directors on 10 August 2001. The accounting information given in the interim report has not been audited.

During the Period, the Group realized a turnover of Rmb754,113,000 and a net profit attributable to shareholders of Rmb367,899,000, representing a growth of 26.0% and 16.8% respectively over the same period in 2000. Earnings per share realized were Rmb8.5 cents, representing a growth of 16.4% over the same period in 2000.

The Directors have resolved to recommend the payment of an interim dividend of Rmb3.0 cents (approximately HK$2.8 cents, based on an exchange rate of HK$1 to Rmb1.07 (for reference only)) per share in respect of the Period (interim dividend for 2000: Rmb2.0 cents). The recommendation is subject to approval at the extraordinary general meeting of the shareholders of the Company to be held on 28 September 2001. Please see relevant notice for details.

Results for the Six Months ended 30 June

	2001	2000
	Rmb'000	Rmb'000
Turnover	**754,113**	598,531
Gross Profit	**591,719**	457,028
Profit from Operating Activities	**726,199**	533,533
Profit before Tax	**599,761**	438,673
Tax	**(176,737)**	(85,191)
Net Profit from Ordinary Activities Attributable to Shareholders	**367,899**	314,909
Dividends per share	**3 cents**	2 cents
Earnings per share	**8.5 cents**	7.3 cents

Business Review and Outlook

The Group's unaudited net profit attributable to shareholders during the Period was approximately Rmb367,899,000, representing a growth of 16.8% over the same period in 2000. The growth was in line with the Directors' expectations.

Strong national and local economic performance provided a favorable business environment for the Group which achieved exceptional growth in its core business operations of toll roads and continued expansion in its non-core business operations.

Toll road operations

During the Period, traffic volume on the Shanghai-Hangzhou-Ningbo Expressway continued to record satisfactory growth, with average daily traffic volume growing by 12.2% over the same period in 2000 and toll income growing by 8.1% to approximately Rmb635,933,000.

With the completion of the Shangsan Expressway in December 2000, total mileage of expressways operated by the Group increased from 248km to 390km. In addition, due to its direct linkage to the Group's main toll road, the Shanghai-Hangzhou-Ningbo Expressway, the Shangsan Expressway's opening to traffic had resulted in a "networking" effect, which contributed to continued growth in traffic volume on the Shanghai-Hangzhou-Ningbo Expressway.

With toll income contribution from the newly opened Shangsan Expressway being approximately Rmb144,189,000, total toll income of the Group grew by 26.3% over the same period in 2000 to approximately Rmb780,122,000.

Daily Traffic Volume and Toll Revenue on Shanghai-Hangzhou-Ningbo Expressway



Traffic volume (Full trips)
Toll revenue (Rmb'000)
25000
20000
15000
10000
5000
0
4000
3500
3000
2500
2000
1500
1000
500
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Traffic volume 2001 2000
Toll revenue 2001 2000

Daily Traffic Volume and Toll Revenue on Shangsan Expressway



Traffic volume (Full trips)
Toll revenue (Rmb'000)
11000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
900
800
700
600
500
400
300
200
100
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Traffic volume 2001 2000
Toll revenue 2001 2000

Business Review and Outlook (cont'd)

Other businesses

Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co"), a subsidiary 70% owned by the Company, continued to expand its business operations in advertising along the expressways operated by the Group with sales techniques and incentives suitable to market conditions. During the Period, turnover and net profit were approximately Rmb9,444,000 and Rmb3,975,000, representing a growth of 109.3% and 65.3%, respectively, over the same period in 2000. Newly acquired businesses accounted for approximately 73% of total turnover.

Joinhands Technology Co., Ltd., an associate 30% owned by the Company, had begun to expand its technologies and instruments developed for the purpose of anti-counterfeiting and logistics management in merchandising markets beyond the provincial boundary, while continuing to improve relevant technologies for application in other fields such as the use of information collection devices in the power and telecommunication industries. During the Period, the associate realized a net profit of approximately Rmb580,000.

In response to substantially reduced wholesale businesses and rising prices of petroleum products on the global markets, Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co"), an associate 50% owned by the Company, took measures to reduce costs on the one hand, and adopted active cash management strategies on the other hand, including short-term investments. Net profit realized by Petroleum Co during the Period was approximately Rmb950,000.

Increased stake in Jiaxing Co

On 4 June 2001, the Company entered into agreements to further increase its stake in the capital of Zhejiang Jiaxing Expressway Co., Ltd., a subsidiary of the Company, from approximately 84.2% to 87.3% for an aggregate consideration of Rmb93,369,024. Details of this acquisition were disclosed in the Company's announcement dated 4 June 2001.

Outlook

Macro-economic growth prospects for China remain optimistic as the country prepares for its imminent accession to the WTO which is expected to occur by the end of the year.

Zhejiang province, which already boasts one of the most diverse and vibrant economies in the country, is expected to be one of the biggest beneficiaries of China's WTO accession.

In one of the published research reports compiled by a local research institution, GDP growth rate in Zhejiang province, which has been growing on average by 11% annually over the past five years, is estimated to increase by an additional 1.3% annually during the five years immediately after the WTO accession, with its garment, textile and leather industries benefiting the most from this development.

As demand for road transport continues to grow, so will the competition between different modes of transport. The Directors are confident that with the convenience and flexibility unmatched by any other mode of transport, expressway transport will continue to be the fastest growing sector in the overall transport industry.

Robust economic growth prospects in the province, together with sizable growth potential in the private ownership of passenger cars, are expected to sustain the relatively high growth rates in traffic volumes on the existing expressways operated by the Group.

While the Company intends to remain focused on its core business of toll road investment and operations and seeks to further expand its expressway portfolio in the province, it is also prepared to grasp opportunities presented by China's WTO accession.

The Company has applied to the China Securities Regulatory Commission for the issue of not more than 300 million domestic shares ("A Shares") to the public in the People's Republic of China to raise approximately Rmb1 billion for the first and second stages of construction to widen the Shanghai-Hangzhou-Ningbo Expressway. It is expected that the issue of A Shares (the "A Share Issue") will be completed before the end of the year 2001.

Financial Review

The Group will endeavour to achieve maximum return for its shareholders while maintaining a sound and prudent investment strategy. In particular, in the medium to long-term, the Company will focus on investing in highways and other infrastructure projects while striving to maintain an appropriate level of borrowings and gearing ratio. In the short-term, the Group will continuously review its portfolio of borrowings and make any necessary adjustments in a timely manner. The continuous cash inflow generated from the Group's toll road operations will be invested in short-term investments with low risk exposure, which is in line with the Group's objective of achieving maximum return for shareholders.

Borrowings and Debt Repayment Ability

As at 30 June 2001, the Group's interest-bearing borrowings increased slightly from 31 December 2000 to Rmb3,611,425,000 (31 December 2000: Rmb3,446,598,000), of which 59% represented short-term borrowings repayable within a year (31 December 2000: 53%), whereas the balance represented medium to long-term borrowings and corporate bonds, with details as follows:

	Total	Fixed rates	Floating rates	Percentage	Commitment
	Rmb'000	Rmb'000	Rmb'000	%	Rmb'000
Loans from World Bank(US Dollars)	1,788,570	—	1,788,570	49.53	185,784
Loans from commercial banks	1,400,000	1,400,000	—	38.77	40,000
Loans from government	222,855	222,855	—	6.17	—
Corporate bonds	200,000	200,000	—	5.53	—
Total as at 30 June 2001	3,611,425	1,822,855	1,788,570	100.00	225,784
Total as at 31 December 2000	3,446,598	1,668,069	1,778,529	—	863,564

During the Period, interest rates to which the Group's borrowings were subject did not experience any significant change compared with 2000. In particular, the annual floating rates of the World Bank loans ranged from 5.11% to 8.76%, while the annual interest rates of commercial banks were approximately 5.022%-5.643% for short-term borrowings.

The maturity profile for the Group's interest-bearing borrowings is as follows:

	Total	Within 1 year	2-5 years (inclusive)	Over 5 years
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Floating rates				
Loans from the World Bank	1,788,570	899,194	286,624	602,752
Fixed rates				
Loans from commercial banks	1,400,000	1,220,000	180,000	—
Loans from government	222,855	12,255	204,800	5,800
Corporate bonds	200,000	—	200,000	—
Total as at 30 June 2001	3,611,425	2,131,449	871,424	608,552
Total as at 31 December 2000	3,446,598	1,831,817	948,328	666,453

Earnings to Interest Multiple

Interest expense for the Period under review was about Rmb141,914,000 (six months ended 30 June 2000: Rmb 97,881,000), whilst the earnings before interest and tax was about Rmb741,675,000 (six months ended 30 June 2000: Rmb521,872,000). The Group's consolidated earnings to interest multiple for the Period was approximately 5.0 times. (six months ended 30 June 2000: 5.3 times).

Liquidity Ratio

During the Period, the cash flow generated from the Group's operating activities amounted to approximately Rmb686,024,000. As a group principally engaged in toll road operations, the Group has maintained a strong cash inflow from its ordinary operating activities since its establishment.

As at 30 June 2001, of the current assets of Rmb2,351,921,000 in aggregate, prepayments to expressway contractors, accounts receivable and inventory represented only about 5% (31 December 2000: 6%). In the foreseeable future, the Directors anticipate that the Group will not experience any difficulty in liquidity.

CAPITAL EXPENDITURE COMMITMENTS AND FINANCIAL RESOURCES

As at 30 June 2001, the capital expenditure commitments planned for the Group amounted to Rmb3,331,985,000, with details as follows:

	As at 30 June 2001 Unaudited Rmb'000	As at 31 December 2000 Audited Rmb'000
Contracted, but not provided for:		
– Construction of expressways	**579,651**	622,684
– Proposed investments in Shangsan Co	**485,000**	485,000
– Others	**—**	1,886
Authorised, but not contracted for:		
– Construction of expressways	**2,267,334**	2,500,980
	3,331,985	3,610,550

Among the total capital commitments, Rmb1,209,129,000 for the widening project of Hangzhou-Ningbo Expressway will be financed by the net proceeds arising from the A Share Issue. The remaining capital commitments, comprising mainly the residual construction work of the Shangsan Expressway, and the proposed further investment in Shangsan Co will be financed by cash generated from operating activities, any profits generated from short term investments and, if necessary, commercial bank loans.

CAPITAL STRUCTURE

Compared to 31 December 2000, there was no significant change in the capital structure of the Group as at 30 June 2001.

	As at 30 June 2001		As at 31 December 2000	
	Total	**Percentage**	Total	Percentage
	Rmb'000	**%**	Rmb'000	%
Shareholders' equity	**9,026,016**	**61.1**	8,658,117	59.4
Fixed interest - bearing liabilities	**1,822,855**	**12.4**	1,668,069	11.4
Floating interest - bearing liabilities	**1,788,570**	**12.1**	1,778,529	12.2
Zero coupon liabilities	**2,132,591**	**14.4**	2,481,705	17.0
Total	**14,770,032**	**100.0**	14,586,420	100.0
Gearing 1	**63.6%**		68.5%	
Gearing 2	**16.5%**		18.7%	

Notes: Gearing 1 = Fixed interest-bearing liabilities + Floating interest-bearing liabilities + zero coupon liabilities / Shareholders' equity

Gearing 2 = Total long term liabilities / Shareholders' equity

The Directors are of the view that the current gearing ratio is relatively low, thus providing more room for obtaining debt financing for the future development of the Company.

FINANCIAL REVIEW (cont'd)

CASH AND LIABILITIES MANAGEMENT

As at 30 June 2001, the Group had in possession cash and cash equivalents, fixed deposits and short-term investments in the amount of Rmb2,014,842,000, with details as follows:

	As at 30 June 2001 Group Rmb'000	As at 31 December 2000 Group Rmb'000
Cash and cash equivalents		
Renminbi	**446,847**	390,449
US dollar equivalent	**992,285**	932,337
HK dollar equivalent	**5,201**	727
EURO equivalent	**23,790**	—
Fixed deposits		
Renminbi	**137,997**	273,764
US dollar equivalent	**—**	111,754
HK dollar equivalent	**6,582**	5,303
Short term investments		
Renminbi	**402,140**	377,965
Total		
Renminbi	**986,984**	1,042,178
US dollar equivalent	**992,285**	1,044,091
HK dollar equivalent	**11,783**	6,030
EURO equivalent	**23,790**	—
Borrowings		
Renminbi	**1,822,855**	1,668,069
US dollar equivalent	**1,788,570**	1,778,529

Cash and Bank Deposit Rates

The average interest rates during the Period for bank deposits in US dollars, Euro, Hong Kong dollars and Renminbi were 5.1%, 9.0%, 4.5% and 1.3% respectively.

Short Term Investments

The short-term investments made by the Group principally comprised convertible bonds and closed-end equity funds as follows:

	As at 30 June 2001 unaudited Rmb'000	As at 31 December 2000 audited Rmb'000
Government bonds	**62,246**	156,525
Convertible bonds	**220,025**	99,485
Closed-end equity funds	**119,869**	121,955
Total	**402,140**	377,965

During the Period, profit before taxation derived from short-term investments was approximately Rmb74,819,000 (six months ended 30 June 2000: Rmb67,806,000), and the corresponding average rate of return on investments was approximately 11% (six months ended 30 June 2000: 9.8%).

Exchange Rate Exposure

As at 30 June 2001, the interest-bearing borrowings and cash deposits denominated in US dollars of the Group were US$216,097,000 and US$119,869,000, respectively. Upon the completion of the aforesaid early repayment of the World Bank loan in the amount of US$91,636,000 at the end of July 2001, the interest-bearing borrowings and cash deposits of the Group denominated in US dollars decreased to approximately US$124,461,000 and US$28,233,000 respectively.

Disclosure of Interests and Other Matters

Purchase, Sale or Redemption of the Company's Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the Period.

Shareholdings of Directors and Supervisors

As at 30 June 2001, none of the Directors, chief executive or supervisors of the Company or their respective associates had any interest in the share capital of the Company or any of its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong) (the "SDI Ordinance")) according to the register maintained by the Company pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the Period, neither the Company nor any of its subsidiaries had made any arrangements which would enable the Directors, chief executive or supervisors of the Company or their respective spouses or children under the age of 18 to subscribe for equity or debt securities of the Company or any of its associated corporations (as defined in the SDI Ordinance). No rights to subscribe for equity or debt securities of the Company had been granted to any person during the Period.

Simulated Share Option Scheme

The Directors have approved, and will recommend to the general meeting of shareholders of the Company for approval, a simulated share option scheme which will be valid for a period of ten years. The scheme is aimed to link part of the remuneration of the management of the Company with the performance of the Company's shares, including H Shares and the proposed A Shares. Details of the scheme have been set out in the Company's announcement dated 4 June, 2001. The Directors believe the adoption of the scheme is beneficial to the Company's long-term development, as it will provide management with a Company performance related incentive.

Compliance with Code of Best Practice

The Directors are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the Period, in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange.

APPRECIATION

I would like to take this opportunity to thank Mr. Zhang Jingzhong, who discharged his duties with distinction in his role as the Company Secretary. I am pleased to note that having resigned from his post as the Company Secretary, Mr. Zhang will continue to serve as a Director of the Company.

By Order of the Board
Geng Xiaoping
Chairman

Hangzhou, Zhejiang Province, the PRC
10 August 2001

CONDENSED CONSOLIDATED INCOME STATEMENT

For the Six Months ended 30 June 2001

	Notes	For the six months ended 30 June 2001 Unaudited Rmb'000	2000 Unaudited Rmb'000
TURNOVER	2	**754,113**	598,531
Operating cost		**(162,394)**	(141,503)
Gross profit		**591,719**	457,028
Other revenue	3	**170,439**	111,608
Administrative expenses		**(25,981)**	(28,700)
Other operating expenses		**(9,978)**	(6,403)
PROFIT FROM OPERATING ACTIVITIES	2, 4	**726,199**	533,533
Finance costs		**(141,914)**	(97,881)
Share of profit of associates		**16,627**	5,390
Share of loss of a jointly-controlled entity		**(1,151)**	(2,369)
PROFIT BEFORE TAX		**599,761**	438,673
Tax	5	**(176,737)**	(85,191)
PROFIT BEFORE MINORITY INTERESTS		**423,024**	353,482
Minority interests		**(55,125)**	(38,573)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**367,899**	314,909
Transferred to reserves	10	**(2,424)**	—
Dividends	6	**—**	(86,862)
RETAINED PROFIT FOR THE PERIOD		**365,475**	228,047
EARNINGS PER SHARE	7	**8.5 cents**	7.3 cents

Other than the net profit from ordinary aitivities for the Period, the Group had no recognised gains and losses. Accordingly, a statement of recognised gains and losses is not presented in the financial statements.

The notes on pages 18 to 25 form an integral part of the financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2001

	Notes	30 June 2001 Unaudited Rmb'000	31 December 2000 Audited Rmb'000
NON-CURRENT ASSETS			
Fixed assets		**11,897,032**	11,681,806
Interest in a jointly-controlled entity		**54,749**	57,126
Interests in associates		**161,346**	167,316
Expressway operating rights		**227,695**	232,045
Long term investments		**32,867**	32,867
Long term receivables		**20,740**	6,450
Goodwill		**23,682**	—
		12,418,111	12,177,610
CURRENT ASSETS			
Short term investments		**402,140**	377,965
Inventories		**1,894**	718
Trade receivables	8	**10,350**	19,202
Other receivables		**324,835**	296,591
Cash, cash equivalents and time deposits		**1,612,702**	1,714,334
		2,351,921	2,408,810

The notes on pages 18 to 25 form an integral part of the financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET (cont'd)

30 June 2001

	Notes	30 June 2001 Unaudited Rmb'000	31 December 2000 Audited Rmb'000
CURRENT LIABILITIES			
Trade payables	9	**173,112**	204,559
Profits tax payable		**132,554**	103,022
Other taxes payable		**9,840**	17,003
Other payables and accruals		**271,960**	617,522
Interest-bearing bank and other borrowings		**2,131,449**	1,831,817
		2,718,915	2,773,923
NET CURRENT LIABILITIES		**(366,994)**	(365,113)
TOTAL ASSETS LESS CURRENT LIABILITIES		**12,051,117**	11,812,497
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowing		**1,279,976**	1,414,781
Long term bonds		**200,000**	200,000
Other long term liabilities		**4,914**	1,134
Deferred tax		**89,338**	43,101
Minority interests		**1,450,873**	1,495,364
NET ASSETS		**9,026,016**	8,658,117
CAPITAL AND RESERVES			
Issued capital		**4,343,115**	4,343,115
Reserves	10	**4,682,901**	4,315,002
		9,026,016	8,658,117

Geng Xiaoping
Director

Fang Yunti
Director

The notes on pages 18 to 25 form an integral part of the financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the Six Months ended 30 June 2001

	30 June 2001 Unaudited Rmb'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	686,024
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(405,108)
TAX PAID	(120,588)
INVESTING ACTIVITIES	(180,544)
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES	(20,216)
NET CASH INFLOW FROM FINANCING ACTIVITIES	164,827
INCREASE IN CASH AND CASH EQUIVALENTS	144,611
Cash and cash equivalents at beginning of period	1,323,513
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,468,124
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS	
Cash and bank balances	377,227
Time deposits with original maturity of less than three months when acquired	1,090,897
	1,468,124

The notes on pages 18 to 25 form an integral part of the financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" and the relevant disclosure requirements as stipulated in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Other than the goodwill arising from further acquisition of equity interests in subsidiaries, which are stated as assets and amortized on a straight-line basis over 10 years in accordance with the SSAP30 "Business Combination" which was issued in January 2001 (however, no retrospective adjustment was made), the accounting policies and basis of preparation used in preparing the interim financial statements are the same as those used in preparing the financial statements for the year ended 31 December 2000.

2. SEGMENT INFORMATION

There has been no change in the Group's principal activities during the Period. The results of operations by principal activity are summarised as follows:

By activity:

	Toll	Advertising	Others	Total
	Unaudited	**Unaudited**	**Unaudited**	**Unaudited**
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Six months ended 30 June 2001				
— Turnover	740,122	9,444	4,547	754,113
— Contribution to profit from operatingactivities	720,278	5,826	95	726,199
Six months ended 30 June 2000				
— Turnover	583,760	4,540	10,231	598,531
— Contribution to profit from operating activities	527,118	3,590	2,825	533,533

During the Period, the entire turnover and contribution to profit from operating activities of the Group was derived from Zhejiang Province, the PRC. Accordingly, a further analysis of the turnover and contribution to profit from operating activities by geographical area is not presented.

3. OTHER REVENUE

	For the six months ended 30 June	
	2001	2000
	Unaudited	Unaudited
	Rmb'000	Rmb'000
Income on short term investments in securities	**74,819**	67,806
Interest income	**29,848**	38,427
Rental income	**1,809**	1,477
Trailer income	**4,039**	3,595
Exchange gain	**53,172**	—
Others	**6,752**	303
	170,439	111,608

4. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging:

	For the six months ended 30 June	
	2001	2000
	Unaudited	Unaudited
	Rmb'000	Rmb'000
Depreciation	**96,879**	68,742
Amortisation of expressway operating rights	**4,350**	4,350
Amortisation of goodwill	**1,246**	—
Interest on borrowings	**141,914**	97,881

5. TAX

According to the relevant national tax rules, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a 61% owned subsidiary of the Company, was qualified for the exemptions under the category of "New enterprise providing employment opportunities to redundant workers", and therefore was entitled to an exemption from Corporate Income Tax ("CIT") for three years starting from 1 January 1998. During the Period, however, as the three years exemption was no longer applicable to Shangsan Co, it was subject to the CIT levied at a rate of 33%.

Advertising Co a 70% owned subsidiary of the Company, was no longer entitled to the CIT exemption under the directive numbered Cai Shui (94)001 since 1 January 2001. Accordingly, Advertising Co was subject to the CIT levied at a rate of 33%.

Save as above, the tax rate of other group companies and the preferential tax treatment that certain companies are entitled to remained unchanged as those used to prepare the financial statements for the year ended 31 December 2000.

	For the six months ended 30 June	
	2001	2000
	Unaudited	Unaudited
	Rmb'000	Rmb'000
Group:		
Tax charged	**150,122**	117,515
Tax refunded/refundable	**(36,115)**	(33,723)
	114,007	83,792
Deferred	**46,236**	(380)
Share of tax attributable to associates	**13,983**	1,779
Share of deferred tax attributable to an associate	**1,994**	—
Share of deferred tax attributable to a jointly-controlled entity	**517**	—
Tax charge for the Period	**176,737**	85,191

There was no material unprovided deferred tax in respect of the Period (six months ended 30 June 2000: Nil).

6. DIVIDENDS

The Directors recommend the payment of an interim dividend of Rmb3.0 cents (approximately HK$2.8 cents) per share (2000 interim: Rmb2.0 cents (approximately HK$1.87 cents per share). The recommendation was not incorporated into these financial statements.

7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the Period of Rmb367,899,000 (six months ended 30 June 2000: Rmb314,909,000) and the 4,343,114,500 shares (30 June 2000: 4,343,114,500 shares) in issue during the Period.

Diluted earnings per share for the periods ended 30 June 2001 and 2000 have not been calculated as no diluting event existed during these periods.

8. Trade Receivables

The aging analysis of trade receivables as at 30 June 2001 and the comparative figures of 31 December 2000 are as follows:

	As at 30 June 2001 Unaudited Rmb'000	As at 31 December 2000 Audited Rmb'000
Within 1 year	**10,110**	18,162
1 to 2 years	**—**	208
2 to 3 years	**240**	832
Total	**10,350**	19,202

The Group allows an average credit period of approximately 180 days to its trade customers.

9. Trade Payables

The aging analysis of trade payables as at 30 June 2001 and the comparative figures of 31 December 2000 are as follows:

	As at 30 June 2001 Unaudited Rmb'000	As at 31 December 2000 Audited Rmb'000
Within 1 year	**53,853**	200,761
1 to 2 years	**118,820**	3,798
2 to 3 years	**439**	—
Total	**173,112**	204,559

10. RESERVES

	Share premium account Rmb'000	Capital/ (goodwill) reserve Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
At 1 January 2001	3,645,082	(352,860)	285,031	128,002	609,747	4,315,002
Net profit for the Period	—	—	—	—	367,899	367,899
Transfer form/(to) reserves	—	—	2,424	—	(2,424)	—
At 30 June 2001	3,645,082	(352,860)	287,455	128,002	975,222	4,682,901

11. Commitments

a) Capital commitments

	As at 30 June 2001 Unaudited Rmb'000	As at 31 December 2000 Audited Rmb'000
Contracted, but not provided for:		
— Construction of expressways	**579,651**	622,684
— Proposed investments in Shangsan Co	**485,000**	485,000
— Others	**—**	1,886
Authorised, but not contracted for:		
— Construction of expressways	**2,267,334**	2,500,980
	3,331,985	3,610,550

b) Commitments under operating leases

At 30 June 2001, the group had commitments under non-cancelable operating leases to make payments in the following years as follows:

	30 June 2001 Unaudited Rmb'000	31 December 2000 Audited Rmb'000
Land and buildings		
— expiring within 1 year:	**30,720**	—
	30,720	—

12. Related Party Transactions

The following is a summary of significant related party transactions carried out in the ordinary course of business between the Company, its subsidiaries and certain government bodies in the six months ended 30 June 2001.

Under reorganisation agreement, Zhejiang Provincial High Class Highway Investment Company Limited ("Provincial Investment Co") gave a number of undertakings to the Company, including a non-competition undertaking, a tax indemnity, and an indemnity against losses incurred, which were not expressly transferred to the Company pursuant to the reorganisation and general indemnity provisions against any breach of representation warranty and undertakings contained in the agreement.

The World Bank provided financing for the construction of the Hangzhou-Ningbo Expressway through the Ministry of Finance and the Zhejiang Provincial Expressway Executive Commission (the "Executive Commission"), which was responsible for the control of the construction and the management of the Hangzhou-Ningbo Expressway. The repayment responsibility for the financing provided for the Hangzhou-Ningbo Expressway which amounted to US$92,587,832 as at 30 June 2001 was assumed by the Company.

Pursuant to a supplemental agreement dated 18 April 1997, the Company, Provincial Investment Co and the Executive Commission have agreed that the Company will take over the repayment responsibilities under the reorganisation agreement in respect of the World Bank financing. An appropriate agreement was entered into between the Company and the Executive Commission, pursuant to which the Company will be charged the same rate of interest as that charged to the Executive Commission.

A contract between the Company and the Executive Commission was reached dated 24 March 1997 whereby the Executive Commission will enter into a number of contracts relating to Contract No. 8 of the Hangzhou-Ningbo Expressway on behalf of the Company, for the purpose of upgrading the Operating Systems (as defined in the section "Operation of the Expressway" of the prospectus dated 5 May 1997) of the Hangzhou-Ningbo Expressway. The Company has to take the benefit of these contracts and assume the repayment obligations for any drawdown on the World Bank funding in respect of Contract No. 8. Accordingly, the Company has included fixed assets of Rmb108,524,000, liabilities of Rmb9,937,000 and the repayment obligation on the World Bank funding of US$6,042,000(equivalent to Rmb50,010,000 approximately) as at 30 June 2001, respectively, in these financial statements.

13. Subsequent Events

On 31 July 2001, with the approval from the Ministry of Finance, the Company repaid its World Bank loan of US$91,636,418, equivalent to Rmb760 million. Accordingly, both the interest bearing bank and other borrowings and the cash and cash equivalents of the Company decreased by Rmb760 millionn, respectively. The World Bank loan has a term of 20 years from 19 June 1992 (including a 5 year grace period), the advance repayment resulted in a interest penalty of US$3,061,439, equivalent to RMB25 million approximately, in addition, an exchange gain of US$6,424,300, equivalent to RMB53 million approximately was allocated by the World Bank. The interest penalty and the exchange gain have been adjusted in these financial statements.

14. Contingent Liabilities/Pledged Assets

At at 30 June 2001, other than the loan guarantee of Rmb30 million provided to Hangzhou Shida Highway Co., Ltd., a 50% owned jointly-controlled company of the Company, ther directors are not aware of any other contingent liabilities or any pledged assets of the Group.

15. Approval of Financial Statements

The financial statements were approved by the board of Directors on 10 August 2001.

CORPORATE INFORMATION

Executive Directors
Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

Non-executive Directors
Xia Lingzhang
Zhang Chunming

Independent non-executive Directors
Hu Hung Lick, Henry
Tung Chee Chen
Zhang Junsheng

Supervisors
Ma Kehua
Ni Ciyun
Lu Fan
Sun Xiaoxia
Zheng Qihua

Authorised Representatives
Geng Xiaoping
Zhang Jingzhong

Company Secretary
Jiang Wenyao

Statutory Address
19/F, Zhejiang World Trade Center
15 Shuguang Road, Hangzhou City
Zhejiang Province, PRC 310007
Tel: 86-571-8798 5588
Fax: 86-571-8798 5599

Place of Business in Hong Kong
c/o Ernst & Young
11/F, Tower 2, The Gateway
25-27 Canton Road, Kowloon, HK

H Shares Listing Information
The Stock Exchange of Hong Kong Limited
Code: 0576

London Stock Exchange plc
Code: ZHEH

Legal Advisers
As to Hong Kong law:
Herbert Smith
23/F, Gloucester Tower
11 Pedder Street, HK

As to English law:
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS, UK

As to PRC Law:
T & C Law Firm
18/F, Building Block A
Yaojiang International Building
100 Moganshan Road, Hangzhou City
Zhejiang Province, PRC 310007

Auditors and Reporting Accountants
Ernst & Young
Certified Public Accountants
15/F, Hutchison House
10 Harcourt Road, Central, HK

Sponsor for London Listing
Dresdner Kleinwort Wasserstein
20 Fenchurch Street
London EC3P 3DB, UK

Public Relations Consultant
Rikes Communications Limited
Room 701, Wanchai Central Building
89 Lockhart Road, Wanchai, HK
Tel: 852-2520 2201
Fax: 852-2520 2241

H Shares Registrar and Transfer Office
Hong Kong Registrars Limited
2/F, Vicwood Plaza
199 Des Voeux Road, Central, HK

Paying Agent for London Listing
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA, UK

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浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

Announcement on Resolutions Passed by the Board

The board (the "Board") of directors of Zhejiang Expressway Co., Ltd. (the "Company") is pleased to announce that resolutions were passed at the meeting of the Board held on 1st June 2001 to approve, inter alia, (i) the further acquisition of a 3.1% interest in Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co") and (ii) the "Simulated Share Option Scheme".

Further Acquisition of a 3.1% Interest in Jiaxing Co

Following relevant approval by the Board, the Company has entered into agreements (the "Agreements") on 4th June 2001 to further acquire a 2.1% and a 1.0% interest in the capital of Jiaxing Co, a non-wholly owned subsidiary of the Company, from Jiaxing Xiuzhou Yitong Development Company ("Yitong Co") and Jiashan County Yintong Company Limited ("Jiashan Co") for a consideration of Rmb63,249,984 and Rmb30,119,040, respectively.

Jiaxing Co is the holding company of the 88.1km Jiaxing section of the Shanghai-Hangzhou Expressway. As at 4th June 2001, the Company, Yitong Co and Jiashan Co were interested in approximately 84.2%, 2.1% and 1.0% in the capital of Jiaxing Co, respectively.

After the completion of the Agreements, the Company's interest in the capital of Jiaxing Co will be increased to approximately 87.3%, while Yitong Co and Jiashan Co's interests will be reduced to nil.

The Agreements were concluded after arm's length negotiations between the relevant parties. The aggregate consideration of Rmb93,369,024 will be funded by bank loans, and paid to relevant parties in cash.

The Jiaxing section was completed and opened to traffic in December 1998. Distance-based weighted average daily traffic volume on the Jiaxing section has being growing steadily since its opening to traffic to have reached 21,277 in April 2001.

The Company is optimistic as to the prospects of the Jiaxing section, and have hence further increased its interest in Jiaxing Co.

Simulated Share Option Scheme

In order to enhance corporate governance and link the interests of the management with that of the shareholders of the Company, the Board has resolved to approve the Simulated Share Option Scheme. Under this scheme, recipients will be granted rights which will entitle them to receive, upon exercise of the rights, cash payments representing the difference in the Company's share price and the grant price, subject to certain terms and conditions.

The scheme will be managed by the Board, and recipients will include the executive directors of the Company, management staffs and key employees deemed appropriate or necessary by the Board. The scheme will be valid for a period of ten years after approval by the shareholders of the Company and the total number of rights available will be 130,000,000 simulated shares (representing approximately 3% of the issued share capital of the Company as at 4th June 2001).

Under the scheme, all rights will have an exercise period of five years. A recipient may not exercise his rights in the first year after the date of grant. In each of the second, third, fourth and fifth year after the date of grant, the rights exercised may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total rights granted. The market price of H shares of the Company and A shares of the Company (when such is issued) will each constitute 50% of the grant price of rights granted under this scheme. The grant price will be 90% of the average closing price of the shares of the Company in the five trading days immediately prior to the date of grant. The exercise price of rights granted under this scheme will be the average closing price of the shares of the Company in the five trading days after the sixth trading day from the date of the written notice given by the recipient to the Company to exercise his rights. The recipient will then be entitled to receive cash payments representing the difference between the exercise price and the grant price in Renminbi.

The scheme will be submitted to the general meeting of shareholders of the Company for approval in due course.

By Order of the Board
Zhang Jingzhong
Company Secretary

01 NOV 13 AM 8:47

7

26/04/2001 UK: ZHEJIANG EXPRESSWAY DIVIDEND DECLARATION.
Zhejiang Expressway Co 26 April 2001

Dividend Declaration

Zhejiang Expressway Co., Ltd. (the "Company") held its 2000 annual general meeting on April 26th, 2001, and approved, among others, the resolution for the distribution of the final dividend of the Company for the year ended December 31st, 2000 in the amount of RMB0.07 per share.

The register of members of the Company ("Register of Members") was closed from March 27th, 2001 to April 25th, 2001 (both days inclusive). Holders of H shares of the Company ("H Shares") whose name appeared in the Register of Members on March 27th, 2001 are entitled to the said final dividend.

Pursuant to the Company's Articles of Association, dividends of H Shares shall be paid in Hong Kong dollars according to the average closing price of Hong Kong dollars to Remminbi declared by the People's Bank of China in the five trading days immediately preceding the date of the declaration of dividends. The exchange rate for the purpose of the payment of the final dividend is therefore HK$1.00 to RMB 1.06130.

The final dividend of RMB0.07 or HK$0.06596 per share is expected to be payable to holders of the H Shares of the Company on or before May 31st, 2001.

END

DIVEAKLKASKFEEE.
REGULATORY NEWS SERVICE 26/04/2001

AUSTRALIA

Agence France-Presse in Sydney

Shares in Publishing and Broadcasting Ltd (PBL), the principal listed vehicle of Australian billionaire Kerry Packer, plummeted yesterday after a management reshuffle.

Mr Packer, long regarded in Australia as virtually infallible when it comes to doing a deal, saw more than 6 per cent wiped from PBL's share price by the close of trading.

PBL stock fell 65 cents to A$9.90 in a rare expression of investor disapproval of a Packer management decision.

The market's decision to turn on a company synonymous with Mr Packer followed the abrupt departure on Tuesday of chief executive Nick Falloon, who had been with the company for 19 years.

The market had widely perceived Mr Falloon as being up to the job. In the assessment of fund managers he was "just what you want in tough times".

PBL chairman James Packer announced Macquarie Bank executive director Peter Yates as Mr Falloon's replacement, leaving the market to ponder whether Mr Falloon, one of the country's highest paid corporate mandarins, had jumped or been pushed. Either way, investors did not like it.

With an estimated annual income of A$2.6 million (about HK$10.09 million), Mr Falloon had reached the top of Australia's corporate tree, and wielded influence to match. His departure followed a savaging of PBL's share price in the past fortnight, in which 20 per cent was wiped from the company's paper value.

Mr Packer's broadcasting flagship, the Channel Nine television network, is also at risk of losing its traditional dominance in the battle for Australian television audiences.

James Packer, though, remains optimistic.

"PBL is poised to capture significant opportunities which are presenting themselves," he said in a statement to the Australian Stock Exchange.

"Peter, with his extensive experience in the media, telecommunication and gaming sectors is exceptionally well qualified for this role and will be supported by a team of highly seasoned operators.

"The board is confident that together they will take PBL forward to its next level of success and cement its position as the region's pre-eminent integrated media and entertainment group."

As to Mr Falloon, 43, PBL was "grateful to Mr Falloon for the positive contribution he had made to PBL."

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

SECONDARY LISTING OF THE H SHARES OF THE COMPANY ON THE UNOFFICIAL REGULATED MARKET OF THE BERLIN STOCK EXCHANGE

The directors (the "**Directors**") of Zhejiang Expressway Co., Ltd. (the "**Company**") announce that the H shares of the Company (the "**H Shares**") have a secondary listing on the Berliner Wertpapierbörse (the "**Berlin Stock Exchange**") and trading commenced on 27th February 2001.

The Directors wish to announce that on 16th March 2001, the Company received a letter from a brokerage company admitted to trading on the Berlin Stock Exchange informing the Company that the H Shares have a secondary listing ("**Secondary Listing**") on the Berlin Stock Exchange, and that trading of the H Shares commenced on 27th February 2001. The brokerage firm is an independent third party not connected with the Directors, supervisors, chief executives and substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited).

The Company has subsequently been able to confirm that the H Shares have a secondary listing on the Unofficial Regulated Market of the Berlin Stock Exchange. The application for the listing of the H Shares was made by the relevant brokerage firm to the Berlin Stock Exchange without prior consultation with, or consent from, the Company. The Directors, nevertheless, welcome the Secondary Listing and consider it to be a positive development for the Company. The Directors understand that the Secondary Listing will not give rise to any obligations on the part of the Company towards the Berlin Stock Exchange.

Shareholders and potential investors are reminded to exercise extreme caution in dealings in the H Shares.

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, Zhejiang, the PRC, 28th March 2001

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING

The Directors of Zhejiang Expressway Co., Ltd. announce that all resolutions proposed were passed at the EGM held today.

Terms defined in the circular of Zhejiang Expressway Co., Ltd. dated 26th February 2001 in relation to, among other things, the proposed A Share Issue, the Acquisition and the proposed amendments to the Articles of Association, shall have the same meanings when used herein except where the context otherwise requires.

Results of the EGM

The Directors are pleased to announce that each of the special resolutions to approve the following matters were duly passed at the EGM held today:

1. the Transfer Agreement and the Acquisition;
2. the A Share Issue;
3. the Feasibility Study Report and the use of proceeds set out therein;
4. the report by the board of Directors on the status of the use of proceeds received from the H Share Issue;
5. the mutual sharing of undistributed profits of the Company between the existing and new shareholders of the Company;
6. authorising the Directors to exercise all powers of the Company to allot and issue and deal with the A Shares and to handle all matters relevant to the A Share Issue; and
7. the amendments to the Articles of Association.

The associates of Huajian abstained from voting in respect of the resolution to approve the Transfer Agreement when the relevant resolution was proposed at the EGM. Zhejiang Provincial Investment Co had also, for good corporate governance, abstained from voting at the EGM on the resolution to approve the Transfer Agreement in respect of the 11% interest in the Company held by it and to be transferred to Huajian pursuant to the State-owned Share Transfer Agreement.

The Acquisition

The Transfer Agreement was approved by shareholders at the EGM. However as of the date of the EGM, the respective approvals from the Ministry of Finance and the Ministry of Communication in relation to the Transfer Agreement had not been obtained by the Company, and therefore, subject to the respective approvals being obtained, the Company will proceed with the Acquisition and will fund the Acquisition by internal resources and/or bank loans.

Change of Shareholding

Huajian will become a substantial shareholder of the Company within the meaning of the Listing Rules upon completion of certain registration formalities with the relevant PRC authorities.

A Share Issue

Further announcement will be made in respect of the A Share Issue in due course in compliance with the requirements of the Listing Rules.

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, Zhejiang, the PRC, 22nd March, 2001



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浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended December 31, 2000 ("AGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on April 26, 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") for the conduct of the following business:

1. To consider and approve the report of the directors of the Company for the year ended December 31, 2000;

2. To consider and approve the report of the supervisory committee of the Company for the year ended December 31, 2000;

3. To consider and approve the audited financial statements of the Company for the year ended December 31, 2000;

4. To consider and approve the proposed distribution of profits and the final dividend of the Company for the year ended December 31, 2000;

5. To consider and approve the budget plan of the Company for the year ending December 31, 2001; and

6. To consider and approve the re-appointment of Ernst &Young as the international auditors of the Company and Zhejiang Pan-China Certified Public Accountants as the PRC auditors of the Company and to authorize the board of directors of the Company to fix their respective remuneration.

By Order of the Board
Zhang Jingzhong
Company Secretary

Hong Kong, March 5, 2001

Notes:

1. **Eligibility for attending the AGM**

   Holders of H shares of the Company ("H Shares") who intend to attend the AGM must deliver all transfer instruments and the relevant shares certificates to the share registrar for H Shares, Hong Kong Registrars Limited (which address is set out in paragraph 5 below), at or before 4:00p.m. on March 26, 2001.

2. **Registration procedures for attending the AGM**

(1) Holders of H Shares and domestic shares of the Company ("Domestic Shares") intending to attend the AGM should return the reply slip for attending the AGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before April 6, 2001.

(2) A shareholder or his/her/its proxy should produce proof of identity when attending the meeting. If a corporate shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

3. **Proxy**

(1) A shareholder eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not to be a member.

(2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

(3) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the AGM.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. **Closure of Register of Members**

The register of members of H Shares will be closed from March 27, 2001 to April 25, 2001 (both days inclusive), during which no transfer of shares will be registered.

5. **Miscellaneous**

(1) The AGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The address of the share registrar for H Shares, Hong Kong Registrars Limited is at:

2/F,Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

(3) The address of the Company is at:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou 310007
People's Republic of China
Telephone No.: (+86)-571-7987700
Facsimile No.: (+86)-571-7950329

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for Annual General Meeting

Number of Shares related to this proxy form (note 1)	H Shares/Domestic Shares*

I (We) (note 2)____

of____,

being the holder(s) of (note 1)____________________________________,

H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") now appoint (note 3)____________________

____

(I.D. No.:________________________of________________________)or, failing him, the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the ordinary resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of the Company ("AGM") to be held at 10:00 a.m. on April 26, 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China ("the PRC") for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion (note 4).

Ordinary Resolutions:	For (note 4)	Against (note 4)
1. To consider and approve the report of the directors of the Company for the year ended December 31, 2000.		
2. To consider and approve the report of the supervisory committee of the Company for the year ended December 31, 2000.		
3. To consider and approve the audited financial statements of the Company for the year ended December 31, 2000.		
4. To consider and approve the proposed distribution of profits and the final dividend of the Company for the year ended December 31, 2000.		
5. To consider and approve the budget plan of the Company for the year ending December 31, 2001.		
6. To consider and approve the re-appointment of Ernst & Young as the international auditors of the Company and Zhejiang Pan-China Certified Public Accountants as the PRC auditors of the Company and to authorize the board of directors of the Company to fix their respective remuneration.		

Date:________________________, 2001 Signature:________________________(note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to the all of the shares in the capital of the Company registered in your name(s).

2. Please insert full name(s) and address(es) in BLOCK LETTETRS.

3. Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4. Attention: If you wish to vote FOR any resolution, please indicate with a "√" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "√" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

5. This form of proxy must be signed under hand by you or your attorney duly authorized in that behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6. This form of proxy together with the power of attorney or other authorization document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company at 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, People's Republic of China and in the case of a holder of H Share(s), to Hong Kong Registrars Limited at 2/F Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, at least 24 hours before the time designated for the holding of the AGM.

* *Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Reply Slip for Annual General Meeting

I(We) ____

of ____ ,

Telephone number: ______________________ and Fax number: ______________________ ,

being the holder(s) of ____________________________________ H Share(s)/Domestic Share(s)*

of Zhejiang Expressway Co., Ltd. (the "Company") hereby confirm that I(we) wish to attend or appoint a proxy to attend (on my(our) behalf) the annual general meeting ("AGM") to be held at 10:00 a.m. on April 26, 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC").

Signature: ______________________

Date: ______________________

Note: Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company at 19th Floor Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC by post or by facsimile (Fax no.: (+86)-571-7950329) such that the same shall be received by the Company on or before April 6, 2000. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

* *Please delete as appropriate.*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt ... isult your stockbroker or other registered deale ... isional adviser.

If you have sold all you ... cular to the purchaser or to the bank, stockbrol ... purchaser.

The Stock Exchange of I ... ikes no representation as to its accuracy or com ... ver arising from or in reliance upon the whole or any part of the contents of this circular.

01 NOV 13 AM 8:47

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSED A SHARE ISSUE, CONNECTED TRANSACTION AND PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION OF ZHEJIANG EXPRESSWAY CO., LTD.

Financial adviser to Zhejiang Expressway Co., Ltd.

ABN·AMRO

ABN AMRO Asia Corporate Finance Ltd.

Independent financial adviser to the independent board committee of Zhejiang Expressway Co., Ltd.

DBS ASIA CAPITAL LIMITED

A letter from the board of directors of Zhejiang Expressway Co., Ltd. is set out on pages 4 to 15 of this circular. A letter from the independent board committee of Zhejiang Expressway Co., Ltd. containing their recommendation is set out on page 16 of this circular. A letter from DBS Asia Capital Limited, the independent financial adviser, containing its advice to the independent board committee of Zhejiang Expressway Co., Ltd. is set out on pages 17 to 20 of this circular.

A notice convening an extraordinary general meeting of Zhejiang Expressway Co., Ltd. to be held at 10:00 a.m. on Thursday, 22nd March 2001 at 18th Floor, Zhejiang World Trade Centre, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China, which, together with a reply slip and a form of proxy, was despatched to each of the shareholders of the Company on 5th February 2001 is again set out on pages 29 to 33 of this circular.

If you intend to attend the extraordinary general meeting, please complete and return the reply slip in accordance with the instructions printed thereon as soon as possible and in any event on or before 2nd March 2001.

Whether or not you are able to attend the meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

26th February 2001

DENISE M.K. WONG
Solicitor
Herbert Smith
Hong Kong SAR

CONTENTS

Pages

Definitions 1

Letter from the Board

Introduction 4

A Share Issue 5

The Acquisition 10

Proposed amendment to the Articles of Association 14

EGM 14

Recommendation 15

Further information 15

Letter from the Independent Board Committee 16

Letter from DBS Asia Capital Limited 17

Appendix I — Letter from Wilbur Smith 21

Appendix II — General information 25

Notice of EGM 29

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"A Shares"	the domestic ordinary shares of RMB 1.00 each in the share capital of the Company proposed to be issued by the Company and to be listed and traded on the Shanghai Stock Exchange;
"A Share Issue"	the proposed issue by way of placing and public offer of A Shares by the Company and the proposed application for listing and trading of A Shares on the Shanghai Stock Exchange;
"Acquisition"	the acquisition of an approximate 18.4% interest in Shangsan Co by the Company from Huajian pursuant to the Transfer Agreement;
"Articles of Association"	the articles of association of the Company;
"Board"	the board of Directors;
"Company"	Zhejiang Expressway Co., Ltd. (浙江滬杭甬高速公路股份有限公司);
"CSRC"	the China Securities Regulatory Commission of the PRC (中國證券監督管理委員會);
"Directors"	the directors, including the independent non-executive directors, of the Company;
"Domestic Shares"	shares of nominal value of RMB1.00 each in the share capital of the Company, subscribed for in Renminbi;
"EGM"	the extraordinary general meeting of the Company to be held to consider and, if thought fit by the Shareholders and Independent Shareholders (as the case may be), to approve, inter alia, the A Share Issue and the Transfer Agreement;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"H Shares"	the overseas listed foreign shares of RMB 1.00 each in the share capital of the Company which are listed on the Stock Exchange and admitted to trading on the London Stock Exchange Limited;
"H Share Issue"	the issue by the Company of H Shares by way of placing and public offer in May 1997;
"Huajian"	Huajian Transportation Economic Development Centre (華建交通經濟開發中心), a State-owned enterprise established pursuant to the laws of the PRC;
"Independent Board Committee"	the independent committee of the Board comprising Dr. Hu Hung Lick, Mr. Tung Chee Chen and Mr. Zhang Junsheng;

"Independent Shareholders"	Shareholders other than the associates (as defined in the Listing Rules) of Huajian;
"km"	kilometres;
"Latest Practicable Date"	22nd February 2001, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Ministry of Communication"	the Ministry of Communication of the PRC (中華人民共和國交通部);
"Ministry of Finance"	the Ministry of Finance of the PRC (中華人民共和國財政部);
"MOFTEC"	the Ministry of Foreign Trade and Economic Cooperation of the PRC (中華人民共和國對外貿易經濟合作部);
"PRC"	the People's Republic of China, and for the purposes of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;
"PRC GAAP"	PRC Generally Accepted Accounting Principles;
"RMB"	Renminbi, the lawful currency of the PRC;
"SAIC"	the State Administration for Industry and Commerce of the PRC (中華人民共和國國家工商行政管理局);
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong;
"Shangsan Co"	Zhejiang Shangsan Expressway Co., Ltd. (浙江上三高速公路有限公司), a company established pursuant to the laws of the PRC, which is 61% owned by the Company prior to completion of the Acquisition;
"Shangsan Expresssway"	the Shangyu-Sanmen Road, within the Zhejiang Province of the PRC;
"Shanghai-Hangzhou-Ningbo Expressway"	the Shanghai-Hangzhou Expressway and Hangzhou-Ningbo Expressway within the Zhejiang Province of the PRC;
"Shanghai Stock Exchange"	the Shanghai Stock Exchange of the PRC;
"Shangyu Transport Co"	Shangyu Municipal Transport Investment Company (上虞市交通投資公司), a company established pursuant to the laws of the PRC;
"Shareholders"	the holders of Domestic Shares and H Shares;

"Shengzhou Co"	Shengzhou Shangsan Development Company (嵊州市上三發展有限公司), a company established pursuant to the laws of the PRC;
"State"	the government of the PRC;
"State-owned Share Transfer Agreement"	the transfer agreement dated 28th December 2000 entered into between Zhejiang Provincial Investment Co and Huajian in relation to the transfer of an 11% interest in the share capital of the Company;
"State Administration of State-owned Assets"	the State Administration of State-owned Assets of the PRC (中華人民共和國 國有資產管理局);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Supervisor(s)"	member(s) of the supervisory committee of the Company;
"Tiantai Transport Co"	Tiantai County Transport Development Company (天台縣交通發展實業有限公司), a company established pursuant to the laws of the PRC;
"Transfer Agreement"	the transfer agreement dated 2nd February 2001 and the supplemental agreement dated the same date, entered into between the Company and Huajian in relation to the transfer of an approximate 18.4% interest in Shangsan Co held by Huajian to the Company;
"Wilbur Smith"	Wilbur Smith Associates Limited, professional traffic consultants;
"Xinchang Transport Co"	Xinchang Transport Development Company (新昌縣交通發展實業總公司), a company established pursuant to the laws of the PRC;
"Zhejiang Provincial Investment Co"	Zhejiang Provincial High Class Highway Investment Company Limited (浙江省高等級公路投資有限公司), being the controlling shareholder (as defined in the Listing Rules) of the Company with a 67% interest in the share capital of the Company prior to completion of the transfer pursuant to the State-owned Share Transfer Agreement.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock company incorporated in the People's Republic of China with limited liability)

Board of Directors

Executive Directors:
Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

Non-executive Directors:
Xia Linzhang
Zhang Chunming
Hu Hung Lick, Henry*
Tung Chee Chen*
Zhang Junsheng*

* *Independent non-executive Directors*

Registered Office:

19th Floor
Zhejiang World Trade Center
15 Shuguang Road
Hangzhou 310007
PRC

26th February 2001

To the Shareholders

Dear Sir or Madam,

PROPOSED A SHARE ISSUE, CONNECTED TRANSACTION AND PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

INTRODUCTION

A Share Issue

The Board announced on 10th January 2001 that the Company intended to apply to the CSRC and the Shanghai Stock Exchange for the issue of not more than 300,000,000 A Shares to institutional and public investors in the PRC, and for the listing of the A Shares on the Shanghai Stock Exchange.

Connected Transaction

The Board further announced on 2nd February 2001 that the Company had entered into the Transfer Agreement with Huajian pursuant to which the Company conditionally agreed to purchase, and Huajian conditionally agreed to sell an approximate 18.4% interest held by Huajian in Shangsan Co for an estimated consideration of approximately RMB485 million.

Shangsan Co is a non-wholly owned subsidiary of the Company and Huajian is a substantial shareholder of Shangsan Co within the meaning of the Listing Rules. Accordingly, the Acquisition will constitute a connected transaction for the Company under the Listing Rules, and is subject to approval by the Independent Shareholders at the EGM.

An Independent Board Committee consisting of Dr. Hu Hung Lick, Mr. Tung Chee Chen and Mr. Zhang Junsheng has been formed to review the terms of the Transfer Agreement and to advise the Independent Shareholders as to whether the terms of the Transfer Agreement are fair and reasonable. DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee on whether the terms of the Transfer Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

Proposed amendments to the Articles of Association

Special resolutions will be proposed at the EGM to approve amendments to the Articles of Association to reflect the change of status of the Company to a foreign-investment joint stock company with limited liability, and to reflect the change in shareholding structure of the Company.

EGM

The EGM will be held on 22nd March 2001. A notice of EGM, together with a form of proxy and a reply slip, was despatched to each of the Shareholders on 5th February 2001. Special resolutions will be proposed at the EGM to approve, among other things, the A Share Issue, the Transfer Agreement and the amendment to the Articles of Association. Although Zhejiang Provincial Investment Co is not under any obligation or requirement to abstain from voting at the EGM in respect of the resolution to approve the Transfer Agreement, it has indicated to the Company that, for good corporate governance, it will abstain from voting at the EGM in respect of the 11% interest in the Company to be transferred to Huajian at nil consideration pursuant to the State-owned Share Transfer Agreement.

General

The main purposes of this circular are: (i) to provide you with further details of the A Share Issue, the Transfer Agreement and the proposed amendment to the Articles of Association; (ii) to set out the letter of advice from DBS Asia Capital Limited; (iii) to set out the recommendation and opinion of the Independent Board Committee; and (iv) to seek your approval of the special resolutions to be proposed at the EGM in relation to, among other things, the A Share Issue, the Transfer Agreement and the amendments to the Articles of Association.

A SHARE ISSUE

The Company was established in the PRC on 1st March 1997 and in May of the same year, the Company issued a total of 1,433,854,500 H Shares by way of public offer and placing. The H Shares are listed on the Stock Exchange and were admitted to trading on the London Stock Exchange Limited on 5th May 2000. In addition, there are 2,909,260,000 Domestic Shares in issue in the share capital of the Company.

Proposed structure

The Company intends to apply to the CSRC and the Shanghai Stock Exchange for the issue and placing of A Shares to institutional and public investors in the PRC, and for the listing of the A Shares on the Shanghai Stock Exchange. The proposed structure for the A Share Issue is as follows:

(1)	Type of securities to be issued:	RMB-denominated ordinary shares
(2)	Par value:	RMB1.00 per share
(3)	Number of A Shares to be issued:	Not more than 300,000,000 shares, to be determined by the issue price of each A Share and the target proceeds arising from the A Share Issue
(4)	Target subscribers:	Natural persons and institutional investors in the PRC, who are A share stock account holders of the Shanghai Stock Exchange
(5)	Pricing process:	Issue price range will be negotiated between the Company and the underwriters for the A Share Issue with reference to market demand. A "book-building" process will be conducted to determine the issue price of each A Share
(6)	Target proceeds:	Not less than RMB1 billion

Pricing of A Shares

The issue price for the A Share Issue will be determined by reference to the share prices of similar expressway companies whose shares are listed on the stock exchanges of the PRC, as well as according to market demand. A price range will be determined between the Company and the underwriters for the A Share Issue, and the "book-building" process, that is the process whereby the underwriters for the A Share Issue will solicit from prospective investors indications of interest in acquiring the A Shares, and the prospective investors will then be required to specify the number of A Shares they would be prepared to acquire at different price ranges, will be conducted to determine the market demand for the A Shares. The issue price will then be determined by reference to the level of interest expressed during the book-building process.

There are currently a number of PRC expressway companies whose shares are listed on the Shenzhen Stock Exchange of the PRC and the Shanghai Stock Exchange. The share prices of such companies are trading at an average earnings multiple of approximately 40 times. The Directors anticipate that the earnings multiple of the issue price for the A Share Issue will be not less than 25 times.

Proposed use of proceeds

It is expected that the proceeds arising from the A Share Issue will amount to not less than RMB1 billion. The Directors presently intend to apply the proceeds as follows:

(a) approximately RMB425,000,000 for funding the first stage of the construction to widen the Hongken to Guzhu section of the Shanghai-Hangzhou-Ningbo Expressway;

(b) approximately RMB860,000,000 for funding the second stage of the construction to widen the Shenshi to Hongken section of the Shanghai-Hangzhou-Ningbo Expressway;

(c) subject to Independent Shareholders' approval of the Transfer Agreement at the EGM, and subject to the respective approvals from the Ministry of Finance and the Ministry of Communication in relation to the Transfer Agreement and/or the transfer by Huajian of the approximate 18.4% interest in Shangsan Co to the Company being obtained by the Company and/or Huajian on or before the date of the EGM, approximately RMB485 million for funding the Acquisition; and

(d) any balance remaining after funding the projects/transaction contemplated in paragraphs (a), (b) and (c) above from the proceeds arising from the A Share Issue may be used as working capital of the Company.

If the proceeds arising from the A Share Issue are not sufficient for funding the projects/transaction contemplated in paragraphs (a), (b) and (c) above, the internal resources of the Company and/or bank loans will be used for funding such projects/transaction.

The Hongken to Guzhu section of the Shanghai-Hangzhou-Ningbo Expressway is 44 km in length, and the first stage of the construction to widen the expressway is to expand it from the existing four lanes to six lanes. Construction commenced in October 2000 and is expected to complete in four years. The second stage of the construction to widen the Shenshi to Hongken section is a project to expand the 40.4 km section from four lanes to six lanes (in respect of the 23.6 km section from Shenshi to Pengbu and the 8.7 km section from Xiaoshan to Hongken), and from four lanes to eight lanes in respect of the 8.1 km section from Pengbu to Xiaoshan. Construction is expected to commence in 2002 with construction completing and the expressway opening to traffic in 2004.

The A Share Issue is conditional upon the obtaining of Shareholders' approval at the EGM, the approval from the CSRC, as well as the approval from the Shanghai Stock Exchange in relation to the application for the listing and trading of the A Shares on the Shanghai Stock Exchange.

Impact of the A Share Issue on the shareholding structure of the Company

Set out below are the changes in the Company's shareholding structure prior to and immediately upon completion of the A Share Issue on the assumption that 300,000,000 A Shares will be issued:

Class of Shares	Prior to completion of the A Share Issue	Percentage of shareholding (%) (approximate)	Immediately upon completion of the A Share Issue	Percentage of shareholding (%) (approximate)
Domestic Shares	2,909,260,000	66.99	2,909,260,000	62.66
A Shares	—	—	300,000,000	6.46
H Shares	1,433,854,500	33.01	1,433,854,500	30.88
Total	4,343,114,500	100.00	4,643,114,500	100.00

Reasons for the A Share Issue

The Directors believe that the A Share Issue is in the interests of the Company and will be beneficial to the long term growth of the Company for the reasons set out below.

The Directors consider that it is in the interests of the Company to proceed with the projects/transaction contemplated in paragraphs (a), (b) and (c) as set out in the section headed "Proposed use of proceeds" in this circular. Since the estimated funds required for investment in such projects/transaction amount to, in aggregate, approximately RMB1.77 billion, the A Share Issue will provide additional channels, in addition to internal resources or bank loans, for the Company to raise funds for such projects and to support the future development of the Company.

The A Share Issue would also enhance the shareholder and capital base of the Company. Based on the proposed maximum number of A Shares to be issued, the additional shares will represent approximately 6.46% of the enlarged share capital upon completion of the A Share Issue, and accordingly, the dilution effects to existing Shareholders will not be significant.

Further, the shares of similar expressway companies whose shares are listed on the Shenzhen Stock Exchange of the PRC and the Shanghai Stock Exchange are generally trading at higher earnings multiples than that of the H shares of the Company and similar PRC expressway companies whose shares are listed on the Stock Exchange. The Directors anticipate that the issue price for the A Share Issue will be at an earnings multiple of not less than 25 times and, accordingly, believe that the potential proceeds to be raised from the A Share Issue will be more substantial than if a similar fund-raising exercise was conducted in Hong Kong. The Directors therefore believe that the A Share Issue will be beneficial to the Shareholders as a whole.

Finally, the A Share Issue is in line with the CSRC's policy of encouraging domestic companies with shares listed in overseas stock exchanges to seek listing on domestic stock exchanges.

Use of Proceeds in the H Share Issue

In May 1997, the Company issued a total of 1,433,854,500 H Shares at an issue price of HK$2.38 per H Share in the H Share Issue. The proceeds amounted to HK$3,412,573,710. Together with interest accrued which amounted to HK$24,795,043.77, and after deduction of expenses of HK$89,604,848.34, the net proceeds of the H Share Issue amounted to HK$3,347,763,905.43 or approximately RMB3,587,205,651.80. The proceeds from the H Share Issue were verified by Zhejiang Tianjian Public Accountants in their capital verification report, Zhe Hui Yun [1997] No. 162, dated 28th October 1997.

Set out below is a comparison of intended and actual use of the proceeds from the H Share Issue as at 30th November 2000 as set out in the report Zhe Tian Kuai Shen [2001] No. 2 prepared by Zhejiang Pan-China Certified Public Accountants:

Project	Planned investment amount	Amount applied	Status
	RMB'000	*RMB'000*	
Acquisition of a 2.44% interest in Zhejiang Jiaxing Expressway Company Limited	29,400	29,400	Completed in 1997
Completion of the Jiaxing Section of the Shanghai-Hangzhou Expressway	534,000	534,450	Completed and opened to traffic in 1998
The Hangzhou-Ningbo Expressway Contract No. 8 relating to upgrading of operating systems	146,100	5,340	Substantially completed
Repayment of outstanding debts	400,000	637,480	Completed in 1998
Investment in the Huzhou Section of the Hangzhou-Nanjing Expressway	900,000	—	
Investment in Zhejiang Expressway Petroleum Development Co., Ltd.	—	38,000	Completed in 1998
Acquisition of a 30.75% interest in Zhejiang Jiaxing Expressway Company Limited	—	914,700	Completed in March 1999
Investment in the Shangsan Expressway	—	1,224,000	Completed in September 2000
Other	822,500	—	
Total	2,832,500	3,383,370	

As set out in the table above, the actual amounts applied to the various projects were higher than the planned amounts. This was because the proceeds raised from the H Share Issue were higher than initially envisaged, and the additional funds were used in the original planned investments and projects, as well as various other investments and projects as appropriate. A resolution will be proposed at the EGM to approve the report from the Board on the status of the use of proceeds received from the H Share Issue. For further details, please refer to the notice of EGM set out on pages 29 to 33 of this circular.

Arrangement for the undistributed profits prior to the A Share Issue

The Directors propose that, upon completion of the A Share Issue, if and when any undistributed profits are distributed to Shareholders in accordance with applicable laws and regulations, it shall be distributed among the holders of Domestic Shares, H Shares and A Shares in accordance with the proportion of their equity holding.

The Directors believe that such a proposal will be attractive to potential investors in relation to the A Share Issue and will accordingly increase the marketability of the A Share Issue. A resolution will be proposed at the EGM to approve the mutual sharing of any undistributed profits of the Company after completion of the A Share Issue among the holders of Domestic Shares, H Shares and A Shares. For further details, please refer to the notice of EGM set out on pages 29 to 33 of this circular.

THE ACQUISITION

Transfer Agreement

Transfer Agreement dated 2nd February 2001 and the supplemental agreement dated the same date

Parties:

(i) the Company; and

(ii) Huajian.

Pursuant to the Transfer Agreement, the Company conditionally agreed to purchase, and Huajian conditionally agreed to sell, an approximate 18.4% interest held by Huajian in Shangsan Co.

The consideration to be paid by the Company for the Acquisition is to be determined by reference to the audited net book value of Shangsan Co for the year ended 31st December 2000, prepared in accordance with PRC GAAP, together with a sum of approximately RMB10.55 million representing interest payments incurred by Huajian in respect of its capital contribution in Shangsan Co. The audited net book value of Shangsan Co for the year ended 31st December 1999 was RMB2.195 million, and the unaudited net book value of Shangsan Co for the year ended 31st December 2000 was approximately RMB2.584 million. The Directors estimate that the consideration payable by the Company will accordingly amount to approximately RMB485 million. The audited net book value of Shangsan Co for the year ended 31st December 2000 will be available when the financial results of the Company for the year ended 31st December 2000 are announced, which is expected to be in March

2001. The Transfer Agreement was negotiated on an arm's length basis and the Directors are of the view that the terms of the Transfer Agreement. and. in particular. the consideration payable by the Company. are fair and reasonable so far as the Shareholders as a whole. including the Independent Shareholders. are concerned.

The consideration is to be satisfied in cash. and is intended to be funded by a portion of the proceeds arising from the A Share Issue. In the event that the proceeds from the A Share Issue are unavailable for funding the Acquisition. or the proceeds are insufficient. or if the A Share Issue does not proceed. the Company intends to fund the Acquisition by internal resources and/or bank loans. The consideration is to be paid within 6 months from the date of the completion of the A Share Issue and the issuance of a report in relation to the A Share Issue by a firm of accountants to be appointed by the Company. In the event that the A Share Issue does not proceed or is not completed. the parties will agree to a different timing for payment of the consideration.

Completion of the Transfer Agreement is conditional upon the passing of a resolution by the Independent Shareholders at the EGM to approve the entering into by the Company of the Transfer Agreement. and the obtaining of approvals from the Ministry of Communication and the Ministry of Finance.

Shangsan Expressway

The Shangsan Expressway is wholly-owned by Shangsan Co. Construction of the Shangsan Expressway was completed on and the expressway has been fully open to traffic since 26th December 2000. Toll collection commenced on the same date and will continue for a period of 30 years. The Shangsan Expressway is 142.3 kilometers in length and starts at the Guzhu Interchange on the Shanghai-Hangzhou-Ningbo Expressway and ends at the Wuao Interchange on the Ningbo-Taizhou-Wenzhou Expressway. It links major municipalities and cities such as Shangyu. Shengzhou. Shinchang. Tiantai. Sanmen in the Zhejiang Province. and connects the Shanghai-Hangzhou-Ningbo Expressway with the Ningbo-Taizhou-Wenzhou Expressway. Shangsan Expressway is a major expressway in the so-called "four hours expressway traffic circle" and connects the provincial capital of Hangzhou with other municipalities. It also forms an important part of the national coastal highway network. The Shangsan Expressway is a four-lane closed end expressway. with full 3D viaducts and full supervisory control. There are 11 inter-connecting entrances and 3 service areas along the expressway.

Shangsan Co

Shangsan Co was established on 1st January 1998 under the laws of the PRC with limited liability. and is principally engaged in the management and operation of. and collection of tolls from. the Shangsan Expressway. Immediately prior to the completion of the Acquisition. the Company has a 61% interest in Shangsan Co while Huajian has an approximate 18.4% interest. The remaining interests of 7%. 6.6%. 3%. 2% and 2% are respectively held by Tiantai Transport Co. Zhejiang Provincial Investment Co. Shangyu Transport Co. Shengzhou Co and Xinchang Transport Co.. all of which. except for Zhejiang Provincial Investment Co.. are independent third parties not connected with the promoters. directors. supervisors. chief executives or substantial shareholders of the Company or its subsidiaries or any of their respective associates.

The Company initially held a 51% interest in Shangsan Co at the time of its establishment in 1998. This interest was subsequently increased to 55% in June 1999 when the Company acquired a 4% interest from Xinchang Transport Co. Details in relation to this acquisition were disclosed in the

Company's announcement dated 29th June 1999. The Company further increased its interest to 61% in September 2000 when it acquired a 3% interest from each of Shangyu Transport Co and Shengzhou Co. Details in relation to the acquisitions were disclosed in the Company's announcement dated 25th September 2000.

Set out below is Shangsan Co's shareholding structure immediately upon completion of the Acquisition:

Shareholder	**Percentage** *(%)*
The Company	79.4
Zhejiang Provincial Investment Co	6.6
Tiantai Transport Co	7.0
Shangyu Transport Co	3.0
Shengzhou Co	2.0
Xinchang Transport Co	2.0
Total	100.0

As disclosed in the company's circular dated 14th November 1997, the total investment in Shangsan Co at the time of its establishment was budgeted to be RMB4.290 million and the registered capital was RMB 2.400 million, of which Huajian contributed RMB 441 million, representing an approximate 18.4% interest. The balance of RMB1.890 million was to be financed by local bank loans and other borrowings and Shangsan Co would be responsible for arranging such borrowings. The Directors estimate that from 1st January 2001, a further investment of approximately RMB1.200 million, which may be financed by internal resources of Shangsan Co and/or bank loans, is expected to be made for the development of various service areas and auxiliary systems such as toll collection and monitoring systems.

The audited net profits of Shangsan Co before and after taxation and extraordinary items and the audited net profits before and after taxation and extraordinary items attributable to the approximate 18.4% interest in Shangsan Co for the two years ended 31st December, 1999 are set out below:

	Net profit of Shangsan Co before taxation and extraordinary items *RMB*	**Net profit of Shangsan Co after taxation and extraordinary items** *RMB*	**Net profit of Shangsan Co before taxation and extraordinary items attributable to an 18.4% interest** *RMB*	**Net profit of Shangsan Co after taxation and extraordinary items attributable to an 18.4% interest** *RMB*
For the year ended 31st December 1998	94,219,659	70,173,365	17,336,417	12,911,899
For the year ended 31st December 1999	92,172,259	79,667,063	16,959,696	14,658,740

Huajian

Huajian was originally a State-owned enterprise under the supervision of the Ministry of Communication. According to two approval documents issued by the Ministry of Communication, Zhong Ban Fa [1999] No.1 and Cai Guan Zhi [1999] No. 63, the equity interest of Huajian was assigned to China Merchants Holdings Group Ltd. (招商局集團有限公司) without consideration on 31st March 1999.

On 28th December 2000, in accordance with the approval document Jiao Cai Fa [1997] No. 456 issued by the Ministry of Communication, the approval document Guo Zi Qi Fa [1998] No. 27 issued by the State Administration of State-owned Assets, the approval document Jiao Cai Fa [1998] No. 129 issued by the Ministry of Communication, the approval document Cai Guan Zhi [1999] No. 156 issued by the Ministry of Finance and the the approval document Jiao Cai Fa [1999] No. 366 issued by the Ministry of Communication, Huajian and Zhejiang Provincial Investment Co entered into the State-owned Share Transfer Agreement pursuant to which 476,760,000 Domestic Shares (representing approximately 11% of the issued share capital of the Company) held by Zhejiang Provincial Investment Co was transferred to Huajian at nil consideration. According to the Company's PRC legal advisers , Huajian will become a shareholder of the Company after the amendment of the Articles of Association to reflect the change in shareholding structure and completion of certain registration procedures with relevant PRC authorities.

Reasons for the Acquisition

The Shangsan Expressway connects the Shanghai-Hangzhou-Ningbo Expressway, which is wholly-owned by the Group, with the Ningbo-Taizhou-Wenzhou Expressway. The Directors believe that the traffic network constituted by the Shangsan Expressway, the Shanghai-Hangzhou-Ningbo Expressway and the Ningbo-Taizhou-Wenzhou Expressway will lead to additional traffic volume to the expressways currently owned and operated by the Company, and are optimistic as to the prospects of the Shangsan Expressway. The Directors believe that the acquisition of a further interest in Shangsan Co will consolidate the existing portfolio of the Group, and serve to further enhance its asset base and improve its profitability in the future.

Connected Transaction

Shangsan Co is a non-wholly owned subsidiary of the Company and Huajian is a substantial shareholder of Shangsan Co within the meaning of the Listing Rules. Accordingly, the Acquisition will constitute a connected transaction for the Company under the Listing Rules, and is subject to approval by the Independent Shareholders at the EGM to be convened by the Company.

Huajian entered into the State-owned Share Transfer Agreement with Zhejiang Provincial Investment Co pursuant to which Zhejiang Provincial Investment Co transferred an 11% interest in the issued share capital of the Company to Huajian. Huajian will become a substantial shareholder of the Company within the meaning of the Listing Rules after the amendment of the Articles of Association to reflect the change in shareholding structure and upon completion of certain registration formalities with the relevant PRC authorities. Zhejiang Provincial Investment Co is not under any obligation or requirement to vote at the direction of Huajian in respect of the 11% interest in the Company before Huajian legally becomes a substantial shareholder of the Company. Zhejiang Provincial Investment Co is accordingly entitled to vote at the EGM in respect of its 67% interest in the Company. Nevertheless, Zhejiang Provincial Investment Co has indicated to the Company that, for good corporate governance,

it will abstain from voting at the EGM on the resolution to approve the Transfer Agreement in respect of the 11% interest in the Company, even though it is not under any obligation or requirement to so abstain from voting. The associates (as defined in the Listing Rules) of Huajian will be required to abstain from voting at the EGM on the resolution to approve the Transfer Agreement.

An Independent Board Committee consisting of Dr. Hu Hung Lick, Mr. Tung Chee Chen and Mr. Zhang Junsheng has been formed to review the terms of the Transfer Agreement and to advise the Independent Shareholders as to whether the terms of the Transfer Agreement are fair and reasonable. DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee on the terms of the Transfer Agreement.

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

On 18th July 2000, pursuant to the approval document Wai Jin Mao Yi Han Zi [2000] No. 521, MOFTEC approved the change of status of the Company to a foreign-investment joint stock limited company. The relevant legal formalities were completed and SAIC issued a new business license to the Company on 5th December 2000.

On 28th December 2000, the controlling shareholder of the Company within the meaning of the Listing Rules, Zhejiang Provincial Investment Co entered into the State-owned Share Transfer Agreement with Huajian pursuant to which 476,760,000 Domestic Shares of the Company (representing approximately 11% of the issued share capital of the Company) was transferred to Huajian at nil consideration.

The Directors accordingly propose to amend Article 2 and Article 19 of the Articles of Association to reflect the change in the status of the Company and the change in shareholding structure of the Company.

A special resolution will be proposed at the EGM to approve the proposed amendment to the Articles of Association. For further details of the proposed amendment, please refer to the notice of the EGM set out on pages 29 to 33 of this circular.

EGM

The EGM will be held at 10:00 a.m. on Thursday, 22nd March 2001 at 18th Floor, Zhejiang World Trade Centre, 15 Shuguang Road, Hangzhou 310007, the PRC. A notice of EGM which, together with a reply slip and a form of proxy, was despatched to each of the Shareholders on 5th February 2001 is again set out on pages 29 to 33 of this circular. Special resolutions will be proposed to approve, among other things, the Transfer Agreement, the A Share Issue and the amendments to the Articles of Association.

Zhejiang Provincial Investment Co has indicated to the Company that, for good corporate governance, it will abstain from voting in respect of its 11% interest in the Company on the resolution to approve the Transfer Agreement, even though it is not under any obligation or requirement to so abstain from voting. The associates (as defined in the Listing Rules) of Huajian will be required to abstain from voting on the special resolution to approve the Transfer Agreement.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out on page 16 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders, and the letter from DBS Asia Capital Limited, the independent financial adviser, to the Independent Board Committee set out on pages 17 to 20 of this circular.

The Independent Board Committee, having taken into account the advice from DBS Asia Capital Limited, considers that the terms of the Transfer Agreement are fair and reasonable so far as the Independent Shareholders are concerned and recommends that Independent Shareholders vote in favour of the special resolution to be proposed at the EGM to approve the Transfer Agreement.

The Board is of the view that the A Share Issue is in the interests of the Company and the Shareholders as a whole. The Board accordingly recommends the Shareholders to vote in favour of the resolutions to be proposed at the EGM in relation to the A Share Issue.

FURTHER INFORMATION

Your attention is also drawn to the letter from Wilbur Smith and the General information section set out in the Appendices and the notice of the EGM set out in this circular.

Yours faithfully,
By Order of the Board
Zhang Jingzhong
Director

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
(a joint stock company incorporated in the People's Republic of China with limited liability)

26th February, 2001

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

We refer to the circular dated 26th February, 2001 ("Circular") issued by the Company to its Shareholders, of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise the Independent Shareholders in respect of the Transfer Agreement and the Acquisition. In addition, DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the Transfer Agreement and the Acquisition.

Your attention is drawn to the letter from the Board in the Circular, which sets out information relating to the Transfer Agreement and the Acquisition. Your attention is also drawn to the letter from DBS Asia Capital Limited in the Circular which contains its advice to us in respect of the Transfer Agreement and the Acquisition.

We have considered the principal factors taken into account by DBS Asia Capital Limited in arriving at its opinion in respect of the transaction contemplated under the Transfer Agreement. We concur with the views of DBS Asia Capital Limited that the terms of the Transfer Agreement and the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned, and recommend that Independent Shareholders vote in favour of the special resolution to be proposed at the EGM in respect of the Transfer Agreement and the Acquisition.

Yours faithfully,
Hu Hung Lick, Tung Chee Chen, Zhang Junsheng
Independent Board Committee

DBS ASIA CAPITAL LIMITED

16th Floor, Man Yee Building
68 Des Voeux Road Central
Hong Kong

26th February, 2001

To the Independent Board Committee

Dear Sirs,

CONNECTED TRANSACTION ACQUISITION OF ADDITIONAL EQUITY INTEREST IN SHANGSAN CO

We refer to the circular (the "Circular") dated 26th February, 2001 issued to the shareholders of the Company, of which this letter forms part, and our appointment as the independent financial adviser to the Independent Board Committee in respect of the Acquisition and the Transfer Agreement, details of which are set out in the "Letter from the Board" in the Circular. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as defined in the Circular.

As the independent financial adviser to the Independent Board Committee, our role is to give an independent opinion to the Independent Board Committee as to whether the terms and conditions of the Transfer Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

In formulating our opinion on the terms of the Transfer Agreement, we have relied upon the information and facts supplied to us by the Company and its advisers and in particular Wilbur Smith. We have assumed that all information, representations and valuations concerning the Company, Shangsan Co, the Shangsan Expressway and the Acquisition contained or referred to in the Circular, which have been provided by the Directors and for which they are wholly responsible, were true and accurate at the time they were given and continue to be true and accurate in all respects as at the date hereof. We have also assumed that all statements contained and representations made or referred to in the Circular were true at the time they were made and continue to be true at the date hereof. We have no reasons to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors, and the Directors have confirmed to us that no material information and/or facts have been omitted from the same provided and referred to in the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendations. We have not, however, carried out any independent verification of the information and representations provided by the Directors, nor have we conducted any form of investigation into the businesses and affairs of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED RELATING TO THE ACQUISITION

In arriving at our recommendation in respect of the terms of the Transfer Agreement, we have considered, inter alia, the following principal factors and reasons:—

(I) Reasons for and benefits of the Acquisition

The Group is principally engaged in the investment in, development, operation and management of toll roads in Zhejiang Province, the PRC. In addition, the Group operates certain ancillary businesses, such as automobile servicing, operation of gas stations and bill board advertising along expressways.

Shangsan Co was incorporated under the laws of the PRC with limited liability, and is engaged in the management and operation of the Shangsan Expressway. The Company currently holds a 61% equity interest in Shangsan Co while Huajian holds an approximately 18.4% equity interest.

The Shangsan Expressway, a toll road of approximately 142.3 kilometers in length, connects the Shanghai-Hangzhou-Ningbo Expressway with the Ningbo-Taizhou-Wenzhou Expressway, and links between major municipalities and cities, such as Shangyu, Shengzhou, Xinchang, Tiantai, Sanmen, in Zhejiang Province, the PRC. The Directors consider that the Shangsan Expressway is a major expressway in the so-called "four hours expressway traffic circle" and connects the provincial capital of Hangzhou with other municipalities. The Shangsan Expressway also forms an important part of the national coastal highway network. We understand that construction of the Shangsan Expressway was completed and it fully opened to traffic on 26th December, 2000. Toll collection commenced on the same date for a period of 30 years. The Directors believe that the traffic network formed by the Shangsan Expressway, the Shangsan-Hangzhou-Ningbo Expressway and the Ningbo-Taizhou-Wenzhou Expressway will attract additional traffic flow to other expressways currently owned and operated by the Group, and are optimistic as to the prospects and the profitability of the Shangsan Expressway. Accordingly, the Company entered into the Transfer Agreement with Huajian to increase its equity interest in Shangsan Co.

We have reviewed the traffic forecast review and the toll revenue projection of the Shangsan Expressway prepared by Wilbur Smith, the full text of which is set out in Appendix I to the Circular. We consider that such review and projection provide a reasonable basis for the Directors' opinion that the Acquisition will consolidate the Group's existing portfolio of toll road projects. The Directors also believe that the Acquisition will enhance the asset base. Upon completion of the Acquisition, the Company will hold an approximately 79.4% equity interest in Shangsan Co, whilst Huajian in Shangsan Co will cease to have any equity interest in Shangsan Co.

(II) Consideration and valuation of the Shangsan Expressway

Pursuant to the Transfer Agreement, the Company has agreed to pay in aggregate an estimated amount of approximately RMB485 million (equivalent to approximately HK$458 million) to Huajian in cash for the Acquisition, which is proposed to be funded by the proceeds from the A Share Issue, and if required, by internal financial resources of the Company and/or bank loans to be made by the Company. The consideration is to be determined by reference to the audited net book value of Shangsan Co for the year ended 31st December, 2000, prepared in accordance with PRC GAAP, together with a sum of approximately RMB10.55 million (equivalent to approximately HK$9.95 million) representing the interest payments to Huajian in

respect of its capital contribution in Shangsan Co. The audited net book value of Shangsan Co for the year ended 31st December, 1999 was approximately RMB2,195 million (equivalent to approximately HK$2,070 million) and according to the information provided by the Directors, the unaudited net book value of Shangsan Co for the year ended 31st December, 2000 was estimated to be approximately RMB2,584 million (equivalent to approximately HK$2,438 million). The audited net book value of Shangsan Co for the year ended 31st December, 2000 will be reported on when the financial results of the Company for the year ended 31st December, 2000 are announced, which is expected to be in March 2001.

The registered share capital of Shangsan Co is approximately RMB2,400 million (equivalent to approximately HK$2,264 million), of which Huajian contributed approximately RMB441 million (equivalent to approximately HK$416 million), representing an approximately 18.4% equity interest. Hence the consideration payable under the Transfer Agreement represents a premium of approximately 9.8% over the amount of registered share capital of Shangsan Co to be purchased under the Acquisition.

We also made reference to, and considered the valuation of, the Company's previous acquisitions of additional equity interest in Shangsan Co in 1999 and 2000. In June 1999, the Company acquired a four per cent. equity interest in Shangsan Co at a premium of approximately 18.8% over the amount of registered share capital of Shangsan Co purchased. In September 2000, the Company acquired an additional six per cent. equity interest in Shangsan Co at a premium of 20% over the amount of registered share capital of Shangsan Co purchased.

In view of the foregoing, we are of the opinion that the amount of consideration payable by the Company pursuant to the terms of the Transfer Agreement, which represents a premium of approximately 9.8% over the registered share capital of Shangsan Co, compares favourably with the cost incurred by the Company in previous acquisitions of the same. On this basis, we agree with the view held by the Directors that the consideration payable by the Company pursuant to the terms of the Transfer Agreement is fair and reasonable so far as the Independent Shareholders are concerned.

(III) **Financial effect on the Group**

According to the traffic forecast review of Shangsan Expressway prepared by Wilbur Smith, the full text of which is set out in Appendix I to the Circular, the toll revenue of Shangsan Expressway is forecast to be RMB299 million in 2001 and to increase at a compounded average annual growth rate of approximately 10.3% during the period between 2001 and 2030. On this basis, the Directors are of the view that the Acquisition will broaden the income base of the Group and hence, improve its profitability in the future. Based on the traffic forecast review of Shangsan Expressway and the Directors' representation and information as to the operations of Shangsan Expressway, we agree with the view held by the Directors that the Acquisition is expected to broaden the income base of the Group and improve the profitability of the Group in the future.

As stated in "Letter from the Board" of the Circular, the total investment of Shangsan Co was at the time of its establishment budgeted to be RMB4,290 million (equivalent to approximately HK$4,047 million) which included an aggregate contribution to the registered capital of RMB2,400 million with the remaining balance of RMB1,890 million expected to be financed by local bank loans in the PRC arranged by Shangsan Co. The Directors have confirmed that, from 1st January, 2001, a further investment of approximately RMB1,200 million (equivalent to approximately HK$1,132 million), which may be financed by the internal financial resources of, and/or bank loans arranged by, Shangsan Co, is expected to be made in the

Shangsan Expressway for the development of various service facilities and auxiliary systems such as toll collection and monitoring systems. In the event that such further investment could not be financed by Shangsan Co. the Group may be required, prior to completion of the Acquisition, to contribute approximately RMB732 million (equivalent to approximately HK$691 million) to finance such further investment. Following completion of the Acquisition, the Group may be required to contribute an additional amount of RMB276 million (equivalent to approximately HK$260 million) to finance such further investment.

As stated in the annual report of the Company for the year ended 31st December, 1999, the Group had time deposits, cash and bank balances of approximately RMB1,368,673,000 (equivalent to approximately HK$1,291,200,943) and a net asset value of approximately RMB8,433,840,000 (equivalent to approximately HK$7,956,452,830). The Directors have confirmed that for the year ended 31st December, 2000, the Company made three acquisitions by cash in an aggregated amount of approximately RMB191,300,000 (equivalent to approximately HK$180,471,698), representing approximately 2.27% of the Group's audited net asset value for the year ended 31st December, 1999.

Based on the financial position of the Group and the anticipated funding requirements following the Acquisition, the Directors are of the view that the Group has sufficient working capital for its present requirements following completion of the Acquisition. The Directors have also confirmed that, save as disclosed above, the Group has no present plan to make any further significant capital commitment in the near future relating to the Shangsan Expressway.

In addition, the Directors have advised that, upon completion of the A Share Issue, the percentage of the aggregate shareholding of the holders of the H Shares will be reduced from approximately 33.01% to approximately 30.88%. As such, the profit entitlement of the holders of the H Shares will be diluted by approximately 2.13% following completion of the A Share Issue. Given the fact that the consideration for the Acquisition, which is to be based on the audited net book value of Shangsan Co as at 31st December, 2000 together with an interest amount of approximately RMB10.55 million, represents approximately 5.5% of the Company's audited consolidated net asset value for the year ended 31st December, 1999, adjusted by the Company's unaudited net profit for the six months ended 30th June, 2000 of approximately RMB314,909,000 (equivalent to approximately HK$297,083,962), we consider that the Acquisition would not have any material impact on the financial position of the Group.

RECOMMENDATION

Having taken into account the above principal factors and reasons, we consider the terms of the Transfer Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the special resolution to be proposed at the EGM to approve the Transfer Agreement.

Yours faithfully,
For and on behalf of
DBS Asia Capital Limited
David Tsang
Managing Director

Wilbur Smith Associates Limited
施偉拔有限公司
香港九龍紅磡德豐街22號
海濱廣場二座803-6室
電話：852 2359-5700
傳真：852 2385-7215

ENGINEERS
PLANNERS
ECONOMISTS
Wilbur Smith Associates

Unit 803-6, Two Harbourfront
22 Tak Fung Street
Hunghom, Kowloon, Hong Kong
Tel: (852) 2359-5700
Fax: (852) 2385-7215

26th February 2001

Zhejiang Expressway Co., Ltd.
19/F Zhejiang World Trade Center,
15 Shuguang Road, Hangzhou,
Zhejiang, 310007
People's Republic of China

Dear Sir/Madam,

Summary on the Traffic Forecast Review of Shangsan Expressway

Wilbur Smith Associates Limited (WSA) was appointed by Zhejiang Expressway Co., Ltd. ("Company") in January 2001 to conduct an independent traffic and revenue forecasts review study for the Shangsan Expressway. The study had been completed and a final report summarising the relevant study process, methodology and findings was submitted in February 2001.

A summary of the report of the traffic review study for the captioned expressway is as follows:

Project Description

Shangsan Expressway was completed on and the expressway has been fully open to traffic since 26th December 2000. Toll collection commenced on the same date and will continue for a period of 30 years. The Shangsan Expressway is 142.3 kilometers in length and starts at the Guzhu Interchange on the Shanghai-Hangzhou-Ningbo Expressway and ends at the Wuao Interchange on the Ningbo-Taizhou-Wenzhou Expressway. It links major municipalities and cities such as Shangyu, Shengzhou, Xinchang, Tiantai, Sanmen in the Zhejiang Province, and connects the Shanghai-Hangzhou-Ningbo Expressway with the Ningbo-Taizhou-Wenzhou Expressway. Shangsan Expressway is a major expressway in the so-called "four hours expressway traffic circle" and connects the provincial capital of Hangzhou with other municipalities. It also forms an important part of the national coastal highway network. The Shangsan Expressway is a four-lane closed expressway, with full grade separation and full monitoring and control. There are 11 interchanges and 3 service areas along the expressway.

The Review Procedures

The original Shangsan Expressway Feasibility Study was completed in July 1996 by the Zhongjiao Highway Planning and Design Institute (ZHPDI). To review that study and provide an update of the traffic and revenue forecasts based on the internationally recognised professional practices. WSA had adopted the following procedures:

- Review and assess the validity of study approach and methodology used by ZHPDI.
- Collect the latest highway construction plan and other traffic information of Zhejiang Province.
- Develop the base year station to station matrices (Year 2001) with reference to the latest available information.
- Revise GDP growth assumptions and derive updated passenger and goods vehicles growth.
- Establish traffic model and produce station to station traffic forecasts in five vehicle types for years up to 2030.
- Evaluate traffic assignment results for reasonableness and make minor manual adjustments if required.
- Develop future toll rates and apply them to the traffic estimates and calculate the future daily weighted and annual revenues (both entrance and distance-based revenues).

Major Model Assumptions

The model GDP and RPI assumptions from the study are summarised in Table 1.

Table 1 — GDP and RPI Annual Growth Assumptions

Year	GDP Real Growth Rate in Zhejiang	Inflation in RPI
2000-2005	8.0%	4.0%
2005-2010	7.5%	5.0%
2010-2015	7.0%	4.5%
2015-2020	6.0%	4.0%
2020-2025	5.0%	3.5%
2025-2030	4.0%	3.0%

Source: WSA, 2001

Major Network assumptions included:

- The Ningbo-Taizhou-Wenzhou Expressway will open to traffic on 1st January 2004.

- The Ningbo-Jinhua Expressway will open to traffic on 1st January 2011.
- National Highway 104 between Shangyu and Linhai will not be tolled.

Toll Rates

The toll rates for different vehicle types on the expressway are based on the distance travelled and an entrance fee, i.e. the toll rate = entrance fee + unit rate x distance travelled. We have assumed that the toll rates will be adjusted once every 3 years in line with the relevant inflation rate in Zhejiang Province (RPI) in the same period. Existing toll rates are shown in the Table 2. (Note: motorcycles are prohibited from travelling on expressways in Zhejiang Province). Future toll rates are summarised in Table 3.

Table 2 — Existing Toll Rates on the Expressway

Vehicle Types	Entrance Fee *(RMB)*	Unit Rate *(RMB/km)*
I. cars, vans, under 2-tonne trucks	5	0.4
II. minibuses, 2 to 5-tonne trucks	10	0.8
III. buses, 5 to 10-tonne trucks	15	1.2
IV. 10 to 20-tonne trucks	20	1.6
V. 20-tonne or above trucks	25	2.0

Source: Zhejiang Expressway Co. Ltd., 2001

Table 3 — Assumed Future Toll Rates (RMB per vehicle)

	Entrance Toll *(RMB per vehicle)*					Distance Based Toll *(RMB per vehicle-km)*				
Year	Type I	Type II	Type III	Type IV	Type V	Type I	Type II	Type III	Type IV	Type V
2000-2001	5.00	10.00	15.00	20.00	25.00	0.40	0.80	1.20	1.60	2.00
2002-2004	5.62	11.25	16.87	22.50	28.12	0.45	0.90	1.35	1.80	2.25
2005-2007	6.33	12.65	18.98	25.31	31.63	0.51	1.01	1.52	2.02	2.53
2008-2010	7.32	14.65	21.97	29.30	36.62	0.59	1.17	1.76	2.34	2.93
2011-2013	8.44	16.88	25.31	33.75	42.19	0.68	1.35	2.03	2.70	3.38
2014-2016	9.63	19.26	28.89	38.52	48.15	0.77	1.54	2.31	3.08	3.85
2017-2019	10.88	21.77	32.65	43.53	54.42	0.87	1.74	2.61	3.48	4.35
2020-2022	12.24	24.48	36.73	48.97	61.21	0.98	1.96	2.94	3.92	4.90
2023-2025	13.57	27.15	40.72	54.29	67.87	1.09	2.17	3.26	4.34	5.43
2026-2028	15.05	30.10	45.15	60.20	75.24	1.20	2.41	3.61	4.82	6.02
2029-2030	16.69	33.37	50.06	66.74	83.43	1.33	2.67	4.00	5.34	6.67

Source: WSA's projections, 2001

Notes: Type 1: cars, vans, under 2-tonne trucks
Type 2: minibuses, 2 to 5-tonne trucks
Type 3: buses, 5 to 10-tonne trucks
Type 4: 10 to 20-tonne trucks
Type 5: 20-tonne or above trucks

Results

Based on the forecasts, the anticipated future years' daily traffic volume (distance-based weighted average) on the Shangsan Expressway and its annual revenue generated is tabulated in Table 4.

Table 4 — Future Daily Traffic Volume and Annual Revenue of Shangsan Expressway

Year	**Traffic Volume** *(in Vehicle/km)*	**Revenue** *(in Million RMB)*
2001	8.500	299
2005	10.500	471
2010	15,400	848
2015	21,100	1.530
2020	27,900	2,426
2025	35,200	3.585
2030	42.600	5.070

Source: WSA's projections, 2001

Current professional practices and procedures were used in the development of the above findings. However, there is considerable uncertainty inherent in future traffic and revenue forecasts for any toll facility. There will be differences between forecasted and actual results caused by events and circumstances beyond the control of the forecasters. These differences could be material. Also it should be recognised that traffic and revenue forecasts in this document are intended to reflect the overall estimated long-term period. Actual experience in any given year may vary due to economic conditions and other factors.

Yours faithfully,
For and on behalf of
WILBUR SMITH ASSOCIATES LTD
Sam Chow
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, none of the Directors or Supervisors had any interest in the equity or debt securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which (i) would be required to be notified to the Company and Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which any such Director or Supervisor is taken or deemed to have under section 31 of, or Part 1 of the Schedule to, the SDI Ordinance); or (ii) were required to be entered into the register maintained by the Company under section 29 of the SDI Ordinance; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

(b) As at the Latest Practicable Date, so far as is known to the Directors, Supervisors and chief executive of the Company, the following persons (other than the Directors, Supervisors or chief executive of the Company) were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name of Shareholder	No. of shares held	Shareholding percentage *(class)*	Shareholding percentage *(total issued share capital)*
Zhejiang Provincial Investment Co	2,909,260,000 Domestic Shares *(Note 1)*	100%	67%
Templeton Asset Management Limited *(Note 2)*	143,770,000 H Shares	10%	3.3%
Templeton International, Inc. *(Note 2)*	143,770,000 H Shares	10%	3.3%
Templeton Worldwide, Inc. *(Note 2)*	143,770,000 H Shares	10%	3.3%
Franklin Resources, Inc. *(Note 2)*	143,770,000 H Shares	10%	3.3%
Capital Research and Management Company *(Note 3)*	159,562,000 H Shares	11.1%	3.7%
The Capital Group Companies, Inc. *(Note 3)*	159,562,000 H Shares	11.1%	3.7%

Note 1: On 28th December 2000, Zhejiang Provincial Investment Co entered into the State-owned Share Transfer Agreement with Huajian pursuant to which 476,760,000 Domestic Shares (representing approximately 11% of the total issued share capital of the Company) held by Zhejiang Provincial Investment Co were transferred to Huajian. The transfer will be completed and Huajian will become a substantial shareholder

of the Company within the meaning of the Listing Rules after the EGM and upon completion of certain registration formalities with the relevant PRC authorities. Upon completion of the transfer, Zhejiang Provincial Investment Co will hold 2,432,500,000 Domestic Shares, representing approximately 56% of the total issued share capital of the Company.

Note 2: The registered shareholder of the 143,770,000 H Shares is Hongkong & Shanghai Banking Corp. Nominees Ltd., and the beneficial owner is Templeton Asset Management Limited. Templeton Asset Management Limited is wholly-owned by Templeton International, Inc., which in turn is wholly-owned by Templeton Worldwide, Inc., which in turn is wholly-owned by Franklin Resources, Inc.

Note 3: The registered shareholder of the 159,562,000 H Shares is HKSCC Nominees Limited and the beneficial owner is Capital Research and Management Company. The Capital Group Companies, Inc. is indirectly interested in the 159,562,000 H Shares through its wholly-owned subsidiary Capital Research and Management Company.

Save as disclosed herein, it is not known to the Directors, Supervisors and the chief executive of the Company that there is any person who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

(c) As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement which was significant in relation to the business of the Group.

(d) As at the Latest Practicable Date, none of the Directors, Supervisors, DBS Asia Capital Limited, Wilbur Smith or T&C Law Firm had any direct or indirect interest in any assets which have been, since 31st December 1999, the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to any member of the Group.

3. PARTICULARS OF DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

Each of the executive Directors and one of the Supervisors, Ni Ciyun, have entered into service contracts with the Company for a term of three years commencing on 1st March 2000 unless terminated upon the occurrence of certain events as specified in the service contracts. Particulars of those contracts are identical in all material respects except as indicated below:

(a) Each of the executive Directors is entitled to a basic annual salary which is payable on a monthly basis, details of which are as follows:

	1st March 2000 to 28th February 2001	**1st March 2001 to 28th February, 2002**	**1st March 2002 to 28th February 2003**
	RMB	*RMB*	*RMB*
Geng Xiaoping	500,000	550,000	605,000
Fang Yunti	400,000	440,000	484,000
Zhang Jingzhong	400,000	440,000	484,000
Xuan Daoguang	400,000	440,000	484,000

(b) Each of the executive Directors may be paid a year-end bonus at the sole discretion of the board of Directors and the interested Director will be required to abstain from voting. The amount of such year-end bonus will be determined by the board of Directors and approved at a shareholders' meeting.

(c) The executive Directors are entitled to other benefits under the laws and policies of the PRC and the Zhejiang Province as well as reimbursements for reasonable and necessary expenses. They are also entitled to the same amount of annual paid leave as other employees of the Company provided that such leave must be taken with the prior approval of the board of Directors.

(d) The Supervisor, Ni Ciyun, is not entitled to any remuneration, other than reimbursements for reasonable and necessary expenses, nor is he entitled to any paid leave.

Save as disclosed herein, there are no existing or proposed service contracts (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)) between the Company or any of its subsidiaries and any of the Directors or Supervisors.

4. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 1999, being the date to which the latest published audited accounts of the Company were made up.

5. EXPERT

(a) DBS Asia Capital Limited is an investment adviser and a dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong).

(b) Wilbur Smith are professional traffic consultants.

(c) T&C Law Firm are PRC lawyers.

(d) Each of DBS Asia Capital Limited, Wilbur Smith and T&C Law Firm has given and has not withdrawn its consent to the issue of this circular with the inclusion of its letter (where applicable) and references to its name in the form and context in which they respectively appear.

(e) As at the Latest Practicable Date, neither DBS Asia Capital Limited, Wilbur Smith nor T&C Law Firm has any shareholding in any member of the Group nor any right (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for securities in any member of the Group.

(f) The letter and recommendation given by DBS Asia Capital Limited and the letter from Wilbur Smith are given as at the date of this circular for incorporation herein.

6. MISCELLANEOUS

(a) The legal address of the Company is 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC.

(b) The share registrar of the Company is Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong.

(c) The secretary of this Company is Mr. Zhang Jingzhong.

7. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of Herbert Smith, 23rd Floor, Gloucester Tower, 11 Pedder Street, Central, Hong Kong during normal business hours on any weekday (public holidays excepted) up to and including 12th March, 2001:

(a) the Transfer Agreement; and

(b) the State-owned Share Transfer Agreement.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00 a.m. on Thursday, 22nd March, 2001 at 18th Floor, Zhejiang World Trade Centre, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") to consider, and if thought fit, pass the following resolutions:

As Special Resolutions:

1. "**THAT** the terms of the transfer agreement dated 2nd February, 2001 as supplemented by the supplemental agreement dated the same date (the "Transfer Agreement") entered into between the Company and Huajian Transportation Economic Development Centre ("Huajian") in relation to the acquisition by the Company of an approximate 18.4% interest held by Huajian in Zhejiang Shangsan Expressway Co., Ltd. (the "Acquisition"), a copy of which has been produced to the EGM marked "A" and signed by the chairman of the EGM for the purpose of identification, be and are hereby approved, and that the execution of the Transfer Agreement by the Company be and is hereby approved, ratified and confirmed, and that any one of the directors of the Company ("Directors") be and is hereby authorised to do for and on behalf of the Company all things, including, but without limitation to, the execution of documents and the making of applications to relevant authorities or institutions for approval or registration, and the use of internal resources of the Company and/or the arrangement of bank loans and/or third party financing for funding the Acquisition, as he may consider necessary, expedient or desirable to give effect to and implement the transaction contemplated under the Transfer Agreement, and to waive compliance from or make or agree such variations of a non-material nature of any of the terms of the Transfer Agreement as he may in his discretion consider to be desirable and in the interest of the Company."

2. "**THAT:**

   (a) subject to paragraphs (b) to (d) of this resolution, the Company be and is hereby authorised, during the Relevant Period (as hereinafter defined), to allot, issue and deal with, either separately or concurrently, additional domestic shares in the share capital of the Company and to determine the terms and conditions for the allotment or issue of or otherwise dealing with such additional shares and to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of the domestic shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Company pursuant to the approval in paragraph (a) of this resolution shall not exceed 300,000,000 domestic shares representing approximately 10.31 per cent. of the existing issued domestic shares in the share capital of the Company at the date of the passing of this resolution and the said approval shall be limited accordingly;

(c) the approval in paragraph (a) of this resolution is subject to the granting of approval from the China Securities Regulatory Commission of the PRC;

(d) the approval in paragraph (a) of this resolution shall authorise the Company to offer by way of subscription not more than 300,000,000 RMB-denominated ordinary shares in the Company ("A Shares") to the public in the PRC ("A Share Issue") and to apply for the listing and trading of the A Shares on the Shanghai Stock Exchange of the PRC, details of which are set out below:

(1) Type of securities to be issued:	RMB-denominated ordinary shares;
(2) Par value:	RMB1.00 per share;
(3) Number of A Shares to be issued:	Not more than 300,000,000 shares, to be determined by the issue price of each A Share and the target proceeds arising from the A Share Issue;
(4) Target subscribers:	Natural persons and institutional investors in the PRC, who are A share stock account holders of the Shanghai Stock Exchange of the PRC;
(5) Pricing process:	Issue price range will be negotiated between the Company and the underwriters for the A Share Issue with reference to market demand. A "book-building" process will be conducted to determine the issue price of each A Share;
(6) Target proceeds:	Not less than RMB1 billion;

(e) for the purposes of this resolution "Relevant Period" means the period from the passing of this resolution until the expiration of twelve months from the date of the passing of this resolution."

3. "**THAT**, subject to the passing of Special Resolution No.2 set out herein, the use of proceeds feasibility study report (the "Feasibility Study Report"), a copy of which has been produced to the EGM marked "B" and signed by the chairman of the EGM for the purpose of identification, and the use of proceeds set out therein be and are hereby approved, and in particular:

(a) approximately RMB425,000,000 shall be used for funding the first stage of the construction to widen the Hongken to Guzhu section of the Shanghai-Hangzhou-Ningbo Expressway;

(b) approximately RMB860.000.000 shall be used for funding the second stage of the construction to widen the Shenshi to Hongken section of the Shanghai-Hangzhou-Ningbo Expressway;

(c) subject to the passing of Special Resolution No.1 set out herein, and subject to the respective approvals from the Ministry of Finance and the Ministry of Communication in relation to the Transfer Agreement and/or the transfer by Huajian of the approximate 18.4% interest in Zhejiang Shangsan Expressway Co., Ltd. to the Company being obtained by the Company and/or Huajian on or before the date of the EGM, the balance of the proceeds arising from the A Share Issue shall be used for funding the Acquisition;

(d) any balance remaining after funding the projects/transactions contemplated in paragraphs (a), (b) and (c) above from the proceeds arising from the A Share Issue may be used as working capital of the Company; and

(e) if the proceeds arising from the A Share Issue are not sufficient for funding the projects/transaction contemplated in paragraphs (a), (b) and (c) above, the internal resources of the Company and/or bank loans will be used for funding such projects/transactions."

4. "**THAT** the report from the board of Directors dated 8th January 2001 on the status of the use of proceeds received from the issue of H shares of the Company in May 1997 (to which the report Zhetiankuaishen 2001 No. 2 prepared by Zhejiang Pan-China Certified Public Accountants is attached), a copy of which is produced to the EGM and marked "C" by the chairman of the EGM for the purpose of identification, and be and is hereby approved."

5. "**THAT**, subject to the passing of Special Resolution No. 2 set out herein, upon completion of the A Share Issue, the existing and new shareholders of the Company be and are hereby entitled to mutual sharing of the undistributed profits of the Company."

6. "**THAT** subject to the passing of Special Resolution No. 2 set out herein, the board of Directors be and is hereby authorised to handle all matters relevant to the A Share Issue, including, inter alia, as set out below:

(1) exercising all the powers of the Company to allot, issue and deal with the A Shares and to determine the terms and conditions for the allotment or issue or otherwise dealing of such shares and to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(2) determining the timing, the issue size, the issue price and the issue mechanism of the A Share Issue;

(3) upon completion of the A Share Issue, making all necessary amendments to the articles of association of the Company (the "Articles of Association") to reflect the revised share capital structure and any other necessary amendments and submitting all necessary applications or filing all necessary documents with the relevant state authorities for the change in the share capital of the Company;

(4) executing documents relating to the A Share Issue, including but without limitation to all agreements and documents in relation to the use of proceeds arising from the A Share Issue as set out in the Feasbility Study Report; and

(5) dealing with all other relevant matters relating to the A Share Issue and the listing and trading of the A Shares on the Shanghai Stock Exchange of the PRC."

7. "**THAT** the following articles in the Articles of Association be and are hereby amended in the manner as set forth below, such amendments to become effective upon approval by and being recorded in the minutes of the EGM and the obtaining of all requisite approvals from and registrations with relevant government authorities of the PRC:

Article 1

The following sentence be added after the sentence "The Company's business licence number is 14204209-5": "Pursuant to the approval document 2000 Wai Jing Mao Zi Yi Han Zi No.521, MOFTEC approved the transformation of the Company into a foreign investment joint stock company with limited liability. The Company obtained its new business licence on 5th December, 2000 from the State Administration for Industry and Commerce. The Company's new business licence number is Qiguzhezongzi No.002202."

Article 19

Article 19 shall be deleted in its entirety and replaced with the following: "Since the incorporation of the Company, a total of 4,343,114,500 Ordinary Shares have been issued, of which 1,433,854,500 Shares are overseas listed foreign shares, representing approximately 33% of the total number of Ordinary Shares of the Company in issue. The capital structure of the Company is as follows: 4,343,114,500 Ordinary Shares, of which 2,432,500,000 Domestic Shares are held by the promoter of the Company Zhejiang Provincial High Class Highway Investment Company Limited, 476,760,000 Domestic Shares are held by Huajian Transportation Economic Development Centre, and 1,433,854,500 shares of overseas listed foreign shares ("H Shares") are held by holders of H Shares."

By Order of the Board
Zhang Jingzhong
Secretary to the Board

Hangzhou, Zhejiang Province, the PRC
5th February, 2001

Notes:

1. Eligibility for attending the EGM

Holders of H Shares who intend to attend the EGM must deliver all transfer documents and the relevant share certificates to the share registrar for the H Shares of the Company, Hong Kong Registrars Limited (which address is set out in paragraph 5 below), at or before 4:00 p.m. on 19th February, 2001.

2. Registration procedures for attending the EGM

(i) Holders of H Shares and domestic shares intending to attend the EGM should return the reply slip for attending the EGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before 2nd March, 2001.

(ii) A shareholder of the Company or his/her/its proxy should produce proof of identity when attending the meeting. If a corporate shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

3. Proxy

(i) A shareholder eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder.

(ii) A proxy should be appointed in writing which is signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be certified by a notary public.

(iii) To be valid, the power of attorney or any other authorization document(s) (which have been certified by a notary public) together with the completed form of proxy must be delivered, in the case of holders of domestic invested shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the EGM.

(iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. Closure of Register of Members

The register of members of H Shares of the Company will be closed from 20th February, 2001 to 21st March, 2001 (both days inclusive), during which no transfer of shares will be registered.

5. Miscellaneous

(i) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii) The address of the share registrar for the H Shares of the Company, Hong Kong Registrars Limited, is at:

2/F, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

(iii) The legal address of the Company is at:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou 310007
PRC

Telephone No.:	(+86)-571-7985588
Facsimile No.:	(+86)-571-7985599

01 NOV 13 AM 8:47

21/02/2001 UK: ZHEJIANG EXPRESSWAY BOARD MEETING NOTIFICATION.
Zhejiang Expressway Co 21 February 2001

Notice of Board Meeting

Zhejiang Expressway Co., Ltd. ("Company") will be holding a board meeting on March 5th, 2001, from 10:45am at the Atrium I Room on 39th Floor of the Island Shangri-La Hotel, Hong Kong, to consider, and if thought fit approve the following resolutions and/or documents:

1. The Chairman's Statement for financial year 2000; 2. The Report of the Directors for financial year 2000; 3. The Audited Financial Statements for financial year 2000; 4. The Profit Distribution and Dividend Payoff Proposal for financial year 2000; 5. The Budget Proposal for financial year 2001; 6. Announcement of Results for financial year 2000 and the contents thereof; 7. Recommend to the shareholders' Annual General Meeting to re-appoint Ernst & Young Certified Public Accountants as the Company's international auditors, and Zhejiang Pan-China Certified Public Accountants as the Company's domestic auditors, and to authorize the Board to fix their remuneration; 8. The Lending and Provision of Guarantees Proposals for financial year 2001; 9. The dispatch of Annual Reports for financial year 2000; 10. The establishment of a Internal Audit Department to exercise supervision over the Company's business transactions and financial activities; 11. To hold the shareholders' Annual General Meeting on April 25th, 2001 or a later date as deemed appropriate by the Board to consider, and if thought fit approve the following resolutions: As ordinary resolutions: a) The Chairman's Statement for financial year 2000; b) The report of the Supervisory Committee for financial

year 2000;
c) The Audited Financial Statements for financial year

2000;
d) The Profit Distribution and Dividend Payoff Proposal

for financial year 2000;
e) The Budget Proposal for financial year 2001; and f) To re-appoint Ernst & Young Certified Public

Accountants as the Company's international auditors, and Zhejiang Pan-China Certified Public Accountants as the Company's domestic auditors, and to authorize the Board to fix their remuneration.

12. The Notice of Annual General Meeting for financial year

2000.

By Order of the Chairman of the Board

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00 a.m. on Thursday, 22nd March, 2001 at 18th Floor, Zhejiang World Trade Centre, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") to consider, and if thought fit, pass the following resolutions:

As Special Resolutions:

1. "**THAT** the terms of the transfer agreement dated 2nd February, 2001 as supplemented by the supplemental agreement dated the same date (the "Transfer Agreement") entered into between the Company and Huajian Transportation Economic Development Centre ("Huajian") in relation to the acquisition by the Company of an approximate 18.4% interest held by Huajian in Zhejiang Shangsan Expressway Co., Ltd. (the "Acquisition"), a copy of which has been produced to the EGM marked "A" and signed by the chairman of the EGM for the purpose of identification, be and are hereby approved, and that the execution of the Transfer Agreement by the Company be and is hereby approved, ratified and confirmed, and that any one of the directors of the Company ("Directors") be and is hereby authorised to do for and on behalf of the Company all things, including, but without limitation to, the execution of documents and the making of applications to relevant authorities or institutions for approval or registration, and the use of internal resources of the Company and/or the arrangement of bank loans and/or third party financing for funding the Acquisition, as he may consider necessary, expedient or desirable to give effect to and implement the transaction contemplated under the Transfer Agreement, and to waive compliance from or make or agree such variations of a non-material nature of any of the terms of the Transfer Agreement as he may in his discretion consider to be desirable and in the interest of the Company."

2. **"THAT:**

   (a) subject to paragraphs (b) to (d) of this resolution, the Company be and is hereby authorised, during the Relevant Period (as hereinafter defined), to allot, issue and deal with, either separately or concurrently, additional domestic shares in the share capital of the Company and to determine the terms and conditions for the allotment or issue of or otherwise dealing with such additional shares and to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of the domestic shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Company pursuant to the approval in paragraph (a) of this resolution shall not exceed 300,000,000 domestic shares representing approximately 10.31 per cent. of the existing issued domestic shares in the share capital of the Company at the date of the passing of this resolution and the said approval shall be limited accordingly;

   (c) the approval in paragraph (a) of this resolution is subject to the granting of approval from the China Securities Regulatory Commission of the PRC;

   (d) the approval in paragraph (a) of this resolution shall authorise the Company to offer by way of subscription not more than 300,000,000 RMB-denominated ordinary shares in the Company ("A Shares") to the public in the PRC ("A Share

Issue") and to apply for the listing and trading of the A Shares on the Shanghai Stock Exchange of the PRC, details of which are set out below:

(1)	Type of securities to be issued:	RMB-denominated ordinary shares;
(2)	Par value:	RMB1.00 per share;
(3)	Number of A Shares to be issued:	Not more than 300,000,000 shares, to be determined by the issue price of each A Share and the target proceeds arising from the A Share Issue;
(4)	Target subscribers:	Natural persons and institutional investors in the PRC, who are A share stock account holders of the Shanghai Stock Exchange of the PRC;
(5)	Pricing process:	Issue price range will be negotiated between the Company and the underwriters for the A Share Issue with reference to market demand. A "book-building" process will be conducted to determine the issue price of each A Share;
(6)	Target proceeds:	Not less than RMB1 billion;

(e) for the purposes of this resolution "Relevant Period" means the period from the passing of this resolution until the expiration of twelve months from the date of the passing of this resolution."

3. "**THAT**, subject to the passing of Special Resolution No.2 set out herein, the use of proceeds feasibility study report (the "Feasibility Study Report"), a copy of which has been produced to the EGM marked "B" and signed by the chairman of the EGM for the purpose of identification, and the use of proceeds set out therein be and are hereby approved, and in particular:

(a) approximately RMB425,000,000 shall be used for funding the first stage of the construction to widen the Hongken to Guzhu section of the Shanghai-Hangzhou-Ningbo Expressway;

(b) approximately RMB860,000,000 shall be used for funding the second stage of the construction to widen the Shenshi to Hongken section of the Shanghai-Hangzhou-Ningbo Expressway;

(c) subject to the passing of Special Resolution No.1 set out herein, and subject to the respective approvals from the Ministry of Finance and the Ministry of Communication in relation to the Transfer Agreement and/or the transfer by Huajian of the approximate 18.4% interest in Zhejiang Shangsan Expressway Co., Ltd. to the Company being obtained by the Company and/or Huajian on or before the date of the EGM, the balance of the proceeds arising from the A Share Issue shall be used for funding the Acquisition;

(d) any balance remaining after funding the projects/transactions contemplated in paragraphs (a), (b) and (c) above from the proceeds arising from the A Share Issue may be used as working capital of the Company; and

(e) if the proceeds arising from the A Share Issue are not sufficient for funding the projects/transaction contemplated in paragraphs (a), (b) and (c) above, the internal resources of the Company and/or bank loans will be used for funding such projects/transactions."

4. "**THAT** the report from the board of Directors dated 8th January 2001 on the status of the use of proceeds received from the issue of H shares of the Company in May 1997 (to which the report Zhetiankuaishen 2001 No. 2 prepared by Zhejiang Pan-China Certified Public Accountants is attached), a copy of which is produced to the EGM and marked "C" by the chairman of the EGM for the purpose of identification, and be and is hereby approved."

5. "**THAT**, subject to the passing of Special Resolution No. 2 set out herein, upon completion of the A Share Issue, the existing and new shareholders of the Company be and are hereby entitled to mutual sharing of the undistributed profits of the Company."

6. "**THAT** subject to the passing of Special Resolution No. 2 set out herein, the board of Directors be and is hereby authorised to handle all matters relevant to the A Share Issue, including, inter alia, as set out below:

   (1) exercising all the powers of the Company to allot, issue and deal with the A Shares and to determine the terms and conditions for the allotment or issue or otherwise dealing of such shares and to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (2) determining the timing, the issue size, the issue price and the issue mechanism of the A Share Issue;

   (3) upon completion of the A Share Issue, making all necessary amendments to the articles of association of the Company (the "Articles of Association") to reflect the revised share capital structure and any other necessary amendments and submitting all necessary applications or filing all necessary documents with the relevant state authorities for the change in the share capital of the Company;

   (4) executing documents relating to the A Share Issue, including but without limitation to all agreements and documents in relation to the use of proceeds arising from the A Share Issue as set out in the Feasbility Study Report; and

   (5) dealing with all other relevant matters relating to the A Share Issue and the listing and trading of the A Shares on the Shanghai Stock Exchange of the PRC."

7. "**THAT** the following articles in the Articles of Association be and are hereby amended in the manner as set forth below, such amendments to become effective upon approval by and being recorded in the minutes of the EGM and the obtaining of all requisite approvals from and registrations with relevant government authorities of the PRC:

   Article 1

   The following sentence be added after the sentence "The Company's business licence number is 14204209-5": "Pursuant to the approval document 2000 Wai Jing Mao Zi Yi Han Zi No.521, MOFTEC approved the transformation of the Company into a foreign investment joint stock company with limited liability. The Company obtained its new business licence on 5th December, 2000 from the State Administration for Industry and Commerce. The Company's new business licence number is Qiguzhezongzi No.002202."

   Article 19

   Article 19 shall be deleted in its entirety and replaced with the following: "Since the incorporation of the Company, a total of 4,343,114,500 Ordinary Shares have been issued, of which 1,433,854,500 Shares are overseas listed foreign shares, representing approximately 33% of the total number of Ordinary Shares of the Company in issue. The capital structure of the Company is as follows: 4,343,114,500 Ordinary Shares, of which 2,432,500,000 Domestic Shares are held by the promoter of the Company Zhejiang Provincial High Class Highway Investment Company Limited, 476,760,000 Domestic Shares are held by Huajian Transportation Economic Development Centre, and 1,433,854,500 shares of overseas listed foreign shares ("H Shares") are held by holders of H Shares."

By Order of the Board
Zhang Jingzhong
Secretary to the Board

Hangzhou, Zhejiang Province, the PRC
5th February, 2001

Notes:

1. Eligibility for attending the EGM

   Holders of H Shares who intend to attend the EGM must deliver all transfer documents and the relevant share certificates to the share registrar for the H Shares of the Company, Hong Kong Registrars Limited (which address is set out in paragraph 5 below), at or before 4:00 p.m. on 19th February, 2001.

2. Registration procedures for attending the EGM

   (i) Holders of H Shares and domestic shares intending to attend the EGM should return the reply slip for attending the EGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before 2nd March, 2001.

   (ii) A shareholder of the Company or his/her/its proxy should produce proof of identity when attending the meeting. If a corporate shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

3. Proxy

   (i) A shareholder eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder.

   (ii) A proxy should be appointed in writing which is signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be certified by a notary public.

   (iii) To be valid, the power of attorney or any other authorization document(s) (which have been certified by a notary public) together with the completed form of proxy must be delivered, in the case of holders of domestic invested shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the EGM.

   (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. Closure of Register of Members

   The register of members of H Shares of the Company will be closed from 20th February, 2001 to 21st March, 2001 (both days inclusive), during which no transfer of shares will be registered.

5. Miscellaneous

   (i) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

   (ii) The address of the share registrar for the H Shares of the Company, Hong Kong Registrars Limited, is at:

   2/F, Vicwood Plaza
   199 Des Voeux Road Central
   Hong Kong

   (iii) The legal address of the Company is at:

   19th Floor, Zhejiang World Trade Center
   15 Shuguang Road
   Hangzhou 310007
   PRC

Telephone No.:	(+86)-571-7985588
Facsimile No.:	(+86)-571-7985599

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We) (Note 2) ______________________________

of ______________________________ ,

Shareholders' Account: ______________ and I.D. No.: ______________ ,

being the holder(s) of ______________________________ ,

H Share(s)/Domestic Share(s)* (Note 1) of Zhejiang Expressway Co., Ltd. (the "Company") now appoint (Note 3)

____

I.D. No.: ______________ (of ______________________________),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the resolutions in accordance with the instruction(s) below and on my(our) behalf at the Extraordinary General Meeting to be held at 10:00 a.m. on Thursday, 22nd March, 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (Note 6)

Special Resolutions : (Note 7)		For (Note 4)	Against (Note 4)
1.	To approve the Transfer Agreement and the Acquisition		
2.	To approve the allotment and issue of not more than 300,000,000 domestic shares in the share capital of the Company and to approve the A Share Issue		
3.	To approve the Feasibility Study Report and the use of proceeds set out therein		
4.	To approve the report by the board of Directors on the status of the use of proceeds received from the issue of H shares of the Company		
5.	To approve the mutual sharing of undistributed profits of the Company between the existing and new shareholders of the Company		
6.	*To authorise the Directors to exercise all powers of the Company* to allot and issue and deal with the A Shares and to handle all matters relevant to the A Share Issue		
7.	To approve the amendments to the Articles of Association		

Date: ______________ , 2001 Signature: ______________ (Note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to the all of the shares in the capital of the Company registered in your name(s).

2. Please insert full name(s) and address(es) in BLOCK LETTERS.

3. Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4. Attention: If you wish to vote FOR any resolution, please indicate with a √ in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "√" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

5. This form of proxy must be signed under hand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any director or agent duly appointed by such corporation.

6. This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Shares, to the Company (address: 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC) and in the case of a holder of H Share(s), to Hong Kong Registrars Limited at 2/F, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

7. Please refer to the notice convening the Extraordinary General Meeting for the full text of the resolutions and definitions.

* *Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Reply Slip for Extraordinary General Meeting

I(We) ____

of ____ ,

Telephone number: ____________________ and Fax number: ____________________ ,

being the holder(s) of ____________________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") hereby reply that I(we) wish to attend or appoint a proxy to attend (on my/our behalf) the extraordinary general meeting ("EGM") to be held on 22nd March, 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC.

Signature: ____________________________

Date: ____________________________

Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC by post or by facsimile (Fax no.: (+86)-571-7985599) such that the same shall be received by the Company on or before 2nd March, 2001. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* *please delete as appropriate*

BEST AVAILABLE COPY

01 NOV 13 AM 8:47

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

16-17

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION IN RELATION TO ACQUISITION OF ADDITIONAL INTEREST IN ZHEJIANG SHANGSAN EXPRESSWAY CO., LTD.

SUMMARY:

Transfer Agreement

Further to the announcement dated 10th January, 2001, the Board hereby announces that the Company has entered into the Transfer Agreement pursuant to which the Company has conditionally agreed to purchase an approximate 18.4% interest in Shangsan Co from Huajian for an estimated consideration of approximately RMB 485 million. The consideration is to be satisfied in cash, and is intended to be funded by either a portion of the proceeds arising from the A Share Issue, or by internal resources of the Company and/or bank loans.

Connected Transaction

Shangsan Co is a non-wholly owned subsidiary of the Company and Huajian is a substantial shareholder of Shangsan Co within the meaning of the Listing Rules. The Acquisition accordingly constitutes a connected transaction for the Company under the Listing Rules. Huajian will also become a substantial shareholder of the Company pursuant to the State-owned Share Transfer Agreement and upon completion of certain registration formalities with the relevant PRC authorities. An EGM will be convened at which, inter alia, a resolution, on which Huajian and its associates (as defined in the Listing Rules) will be required to abstain from voting, will be put forward for the Independent Shareholders to approve the Acquisition.

Prior to completion of the transfer of the 11% interest in the Company from Zhejiang Provincial Investment Co to Huajian pursuant to the State-owned Share Transfer Agreement, Zhejiang Provincial Investment Co will not be under any obligation or requirement to vote at the direction of Huajian in respect of the 11% interest, and accordingly will be entitled to vote at the EGM in respect of its 67% interest in the Company. Nevertheless, Zhejiang Provincial Investment Co has indicated to the Company that, for good corporate governance, it will abstain from voting at the EGM in respect of the 11% interest in the Company, even though it is not under any obligation or requirement to so abstain from voting.

The Independent Board Committee has been formed to advise the Independent Shareholders on the Acquisition and DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee on the terms of the Transfer Agreement.

A Share Issue

The Company intends to use the proceeds arising from the A Share Issue to fund the second stage of the construction to widen the Shenshi to Hongken section of the Shanghai-Hangzhou-Ningbo Expressway, in addition to the use of proceeds set out in the announcement of 10th January, 2001.

The Board announced on 10th January, 2001 that the Company intended to apply to the CSRC and the Shanghai Stock Exchange for the issue and placement of A Shares and for the listing of the A Shares on the Shanghai Stock Exchange. The Board further announced that the Company intended to use part of the proceeds arising from the A Share Issue to acquire an approximate 18.4% interest in Shangsan Co from Huajian.

Transfer Agreement

Date: 2nd February, 2001

Parties:

(1) The Company; and

(2) Huajian.

Under the Transfer Agreement, the Company has conditionally agreed to purchase, and Huajian has conditionally agreed to sell, an approximate 18.4% interest in Shangsan Co held by Huajian. The consideration to be paid by the Company for the Acquisition is to be determined by reference to the audited net book value of Shangsan Co for the year ended 31st December, 2000, prepared in accordance with PRC GAAP, together with a sum of approximately RMB10.55 million representing interest payments incurred by Huajian in respect of its capital contribution in Shangsan Co. The audited net book value of Shangsan Co for the year ended 31st December 1999 was RMB2,195 million, and the unaudited net book value of Shangsan Co for the year ended 31st December, 2000 was approximately RMB2,584 million. The Directors estimate that the consideration payable by the Company will accordingly amount to approximately RMB485 million. The consideration is to be satisfied in cash, and is intended to be funded by a portion of the proceeds arising from the A Share Issue. In the event that the proceeds from the A Share Issue are unavailable for funding the Acquisition, or the proceeds are insufficient, or if the A Share Issue does not proceed, the Company intends to fund the Acquisition by internal resources and/or bank loans. The consideration is to be paid within 6 months from the date of the completion of the A Share Issue and the issuance of a report in relation to the A Share Issue by a firm of accountants to be appointed by the Company. In the event that the A Share Issue does not proceed or is not completed, the parties will agree a different timing for payment of the consideration.

Completion of the Transfer Agreement is conditional upon the passing of a resolution by the Independent Shareholders at the EGM to approve the entering into by the Company of the Transfer Agreement, and the obtaining of approvals from the Ministry of Communication and the Ministry of Finance.

The registered capital of Shangsan Co is RMB 2,400 million, of which Huajian contributed RMB 441 million, representing an approximate 18.4% interest. The audited net profits of Shangsan Co before and after taxation and extraordinary items and the audited net profits before and after taxation and extraordinary items attributable to the approximate 18.4% interest in Shangsan Co for the two years ended 31st December, 1999 are set out below:

	Net profit of Shangsan Co before taxation and extraordinary items RMB	Net profit of Shangsan Co after taxation and extraordinary items RMB	Net profit of Shangsan Co before taxation and extraordinary items attributable to an 18.4% interest RMB	Net profit of Shangsan Co after taxation and extraordinary items attributable to an 18.4% interest RMB
1998	94,219,659	70,173,365	17,336,417	12,911,899
1999	92,172,259	79,667,063	16,959,696	14,658,740

Shangsan Co

Shangsan Co was incorporated under the laws of the PRC with limited liability and is principally engaged in the management and operation of, and collection of tolls from, the Shangsan Expressway. The Company currently holds a 61% interest in Shangsan Co while Huajian holds an approximate 18.4% interest. There are five other minority shareholders in Shangsan Co.

Shangsan Expressway

Construction of the Shangsan Expressway was completed and the expressway fully opened to traffic on 26th December 2000. Toll collection commenced on the same date and will continue for a period of 30 years. The Shangsan Expressway is 142.3 kilometers in length and starts at the Guzhu Interchange on the Shanghai-Hangzhou-Ningbo Expressway and ends at the Wuao Interchange on the Ningbo-Taizhou-Wenzhou Expressway. It links the major municipalities and cities such as Shangyu, Shengzhou, Shinchang, Tiantai, Sanmen in the Zhejiang Province, and connects the Shanghai-Hangzhou-Ningbo Expressway with the Ningbo-Taizhou-Wenzhou Expressway. Shangsan Expressway is a major expressway in the so-called "four hours expressway traffic circle" and connects the provincial capital of Hangzhou with other municipalities. It also forms an important part of the national coastal highway network. The Shangsan Expressway is a four-lane closed end expressway, with full 3D viaducts and full supervisory control. There are 11 inter-connecting entrances and 3 service areas along the expressway.

Reasons for the Acquisition

The Shangsan Expressway connects the Shanghai-Hangzhou-Ningbo Expressway, which is wholly-owned by the Group, with the Ningbo-Taizhou-Wenzhou Expressway. The Directors believe that the traffic network constituted by the Shangsan Expressway, the Shanghai-Hangzhou-Ningbo Expressway and the Ningbo-Taizhou-Wenzhou Expressway will lead to additional traffic volume to the expressways currently owned and operated by the Company, and are optimistic as to the prospects of the Shangsan Expressway. The Directors believe that the acquisition of a further interest in Shangsan Co will consolidate the existing portfolio of the Group, and serve to further enhance its asset base and improve its profitability.

Shareholding upon completion of Acquisition

Following the completion of the Acquisition, the Company will hold an approximate 79.4% interest in Shangsan Co, while the interest of Huajian will be reduced to zero.

Connected Transaction

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: Middle East sector, has applied for a li- ahrain to run Islamic- ancing for capital

ık has 355 branches in ınd operations in the ;. Singapore, Brunei, v Guinea, the United tain, Indonesia, Cam- nam, and Burma.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC, PROPOSED ACQUISITION OF INTERESTS IN SHANGSAN CO AND PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

SUMMARY

The Company intends to apply to the CSRC and the Shanghai Stock Exchange of the PRC for the issue and placement of A Shares (the "A Share Issue") to institutional and general public investors in the PRC and for listing of the A Shares on the Shanghai Stock Exchange. The Company intends to use part of the proceeds of the A Share Issue to acquire 18.4% shareholding interest in Shangsan Co held by Huajian (the "Acquisition").

Saved as disclosed herein, the Directors hereby confirm that they are not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

The Company intends to apply to the CSRC and the Shanghai Stock Exchange for the A Share Issue to institutional and general public investors in the PRC and for the listing of the A Shares on the Shanghai Stock Exchange. The Company intends to use part of the proceeds to acquire interest in Shangsan Co held by Huajian.

ARRANGEMENTS FOR THE A SHARE ISSUE

The proposed arrangements for the A Share Issue are as follows:

(i) Number of A Shares to be issued:

Not more than 300,000,000 A Shares.

(ii) Target placees:

All natural persons and institutional investors with A Shares stock trading accounts at the Shanghai Stock Exchange (other than those prohibited by the laws and regulations of the PRC).

(iii) Issue price and its determination

The issue price range will be determined on the basis of market demand for the A Shares and the book building method will be adopted. The issue price of A Shares will be negotiated between the underwriters responsible for the A Share Issue and the Company with reference to the market demand of A Shares.

(iv) Use of Proceeds

The Company intends to use the net proceeds of the A Share Issue, which will amount to approximately RMB 1 billion as follows:

— approximately RMB425,000,000 for the first stage of widening of a section of the Hangzhou-Ningbo Expressway

— the balance for funding the Acquisition

If the balance exceeds the consideration of the Acquisition, the surplus will be used as working capital of the Company. If the balance is not sufficient to fund the Acquisition, the deficiency will be supplemented by internal resources of the Company.

IMPACT OF THE A SHARE ISSUE ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

On the basis of the maximum number of A Shares to be issued under the A Share Issue, the respective percentage of the Company's shareholding before and after the completion of the A Share Issue is as follows:

Class of Shares	Before the A Share Issue	Percentage of shareholding (%)	After the A Share Issue	Percentage of shareholding (%)
State-owned Shares	2,909,260,000 shares	66.99	2,909,260,000 shares	62.66
A Shares	—	—	300,000,000 shares	6.46
H Shares	1,433,854,500 shares	33.01	1,433,854,500 shares	30.88
Total	4,343,114,500 shares	100.00	4,643,114,500 shares	100.00

ACQUISITION OF INTEREST IN SHANGSAN CO HELD BY HUAJIAN

Shangsan Co. is 61% and 18.4% held by the Company and Huajian. The remaining interests of Shangsan Co. are 7%, 6.6%, 3%, 2% and 2% held by Tiantai County Transport Development Company, Zhejiang Provincial High Class Highway Investment Company Limited, Shangyu Municipal Transport Investment Company, Shengzhou Shangsan Development Company and Xinchang Transport Development Company respectively.

The Company intends to acquire the 18.4% shareholding interest in Shangsan Co held by Huajian on normal commercial terms and conditions. Huajian holds approximately 11% of the issued share capital of the Company. Huajian is also one of the promoters and a substantial shareholder of Shangsan Co..

Therefore, the Acquisition will constitute a connected transaction of the Company under the Listing Rules of the Stock Exchange. The terms and conditions of the Acquisition are still being negotiated, and will require the approval of the independent non-executive directors of the Company and the independent shareholders of the Company at the EGM of the Company, and subject to the consents to be granted by the relevant government authorities such as the Ministry of Communications and the Ministry of Finance.

Further announcement in respect of the Acquisition will be made by the Company as soon as the terms and conditions of the Acquisition have been determined.

An independent board committee of the Company comprising the independent Directors will be formed to consider the terms of the Acquisition and to advise the independent shareholders of the Company in this regard. An independent financial adviser will also be appointed to advise the independent board committee as to the fairness and reasonableness of the Acquisition.

A circular containing further details of the A Share Issue and the Acquisition, the letter from an independent financial adviser containing its advice to the independent board committee and the recommendation of the independent board committee and the Company's financial adviser on the Acquisition for the purpose of considering and, if thought fit, approving the Acquisition and other related matters, will be despatched to the shareholders of the Company as soon as practicable. Huajian and its associates will abstain from voting on the resolutions approving the Acquisition in the EGM.

PROPOSED AMENDMENT OF THE ARTICLES OF ASSOCIATION

As a result of the transfer of 476,760,000 State-owned shares of the Company to Huajian on 28th December 2000, the Company also intends to amend the Articles of Association of the Company to reflect the existing shareholding structure of the Company. Special resolutions will be proposed to the shareholders of the Company for considering and if thought fit, approving the proposed amendment to the Articles of Association.

EXTRAORDINARY GENERAL MEETING

An EGM will be held during which special resolutions will be proposed to the shareholders of the Company for their consideration and approval of, if thought fit, the A Share Issue and the Acquisition. The Company will despatch a notice of the EGM to the shareholders of the Company informing the exact date of convening the EGM. Upon the approval of the A Share Issue and the Acquisition during the EGM, the A Share Issue will still be subject to the approval of CSRC and the Shanghai Stock Exchange for the listing of and dealing in the A Shares on the Shanghai Stock Exchange.

GENERAL INFORMATION

Saved as disclosed herein, the Directors are not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	means the domestic ordinary shares of the Company of RMB 1.00 each proposed to be issued by the Company
"Board"	means the board of Directors of the Company
"Directors"	means the directors, including the independent non-executive directors, of the Company
"the Company"	means *Zhejiang Expressway Co., Ltd., a joint stock company with limited liabilities which was incorporated in the PRC on* 1 March, 1997, the H Shares of which are listed on the Stock Exchange and on the London Stock Exchange
"CSRC"	means the China Securities Regulatory Commission
"H Shares"	means the foreign shares of the Company of RMB 1.00 each which are listed on the Stock Exchange and on the London Stock Exchange
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Hong Kong"	means Hong Kong Special Administrative Region of the PRC
"Listing Agreement"	means the listing agreement entered into between the Company and the Stock Exchange pursuant to Appendix 7 of the Listing Rules of the Stock Exhange
"PRC"	means the *People's Republic of China, for the purpose of this announcement, excludes Hong Kong, Macau and Taiwan*
"Huajian"	means Huajian Transportation Economic Development Centre, a State-owned enterprise established pursuant to the laws of the PRC
"Shangsan Co"	means Zhejiang Shangsan Expressway Co., Ltd. a company established pursuant to the laws of the PRC, which is 61% owned by the Company
"EGM"	means the extraordinary general meeting of the Company to be held to consider the A Share Issue and the Acquisition
"Shanghai Stock Exchange"	means Shanghai Stock Exchange of the PRC
"RMB"	means Renminbi, the lawful currency of the PRC

By Order of the Board
Zhejiang Expressway Co., Ltd.
Zhang, Jingzhong
Director/Company Secretary

January 10, 2001

18

01 NOV 13 AM 8:47

02/01/2001 UK: ZHEJIANG EXPRESSWAY STMNT RE EXPRESSWAY.
Zhejiang Expressway Co 2 January 2001

Zhejiang Expressway Company Limited - Completion and Commencement of Operation of the Shangsan Expressway

(Hong Kong, 27th December, 2000) -- The directors of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce that the construction of the Shangsan Expressway (the "Expressway", formerly known as the Shangyu-Sanmen Road) has been completed and opened to traffic and began toll collection on December 26th, 2000.

Background

The Shangsan Expressway is a four-lane expressway with a total length of approximately 143 km. It runs from Guzhu Interchange on the Hangzhou-Ningbo Expressway at the northern end to Wuao Interchange on the Ningbo-Taizhou-Wenzhou Expressway at the southern end, with a total of 11 toll stations and 3 service stations situated in between.

The Construction of the Expressway was divided into two phases. Phase 1, consisting of four short sections in Shangyu, Shengzhou, Xinchang and Tiantai with a total length of 37.5 km, has been operational since February 1997. Phase 2: connecting Hangzhou-Ningbo Expressway and the Ningbo-Taizhou-Wenzhou Expressway was completed in December 2000.

The Company holds a 61% ownership interest in the Shangsan Expressway Co., Ltd. (the "Shangsan Co", a company established in the People's Republic of China with limited liability and the holding company of the Expressway), whilst Huajian Transportation Economic Development Center, Tiantai County Transport Development Company, Zhejiang Provincial High Class Highway Investment Company Limited, Shangyu Municipal Transport Investment Company, Shengzhou Shangsan Development Company and Xinchang Transport Development Company each holds 18.4%, 7%, 6.6%, 3%, 2% and 2% ownership interests in the Shangsan Co, respectively.

Pursuant to a concession agreement relating to the Shangyu-Sanmen Road with Zhejiang Provincial Government dated October 31st, 1997 ("the Concession Agreement") and the Ministry of Communications of China's approval, the Company has been granted the rights to construct, operate and collect tolls of the Expressway.

The operation of, and toll collection on, the Shangsan Expressway, including routine maintenance will be carried out by the Shangsan Co and any major overhaul will be put out to tender.

Toll Rates

In accordance with the Concession Agreement, the following toll rates for the newly opened Shangsan Expressway have been approved by the Zhejiang Provincial Government dated December 25th, 2000 with effect immediately upon the

commencement of operation of the Expressway:

Vehicle Class	Classification Standards	Entrance Fee* (RMB/vehicle)	Mileage Fee (RMB/vehicle/km)
1	Cars, vans and trucks of 2 tons or less	5.00	0.40
2	Buses and trucks of over 2 tons but not more than 5 tons	10.00	0.80
3	Minibus and trucks of over 5 tons but not more than 10 tons	15.00	1.20
4	Trucks of over 10 tons but not more than 20 tons	20.00	1.60
5	Trucks of over 20 tons	25.00	2.00

*Note:
A section of approximately 15 km of Ningbo-Taizhou-Wenzhou Expressway is connected to the southern end of the

Expressway. Entrance fee is split between the two expressways based on the mileage traveled on the respective expressways.

Company Information. The Company and its subsidiaries (the "Group") are principally engaged in investing in, constructing and managing high grade roads. The Group also operates certain ancillary businesses, such as automobile servicing, operations of gas stations and bill board advertising along expressways.

The H Shares of the Company were listed on The Stock Exchange of Hong Kong Limited in May 1997, and subsequently obtained a secondary listing on the London Stock Exchange in May 2000.

The principal assets of the Group include the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway.

For further information, please contact:

Zhejiang Expressway Co., Ltd. Tel: (86)571 7987700
Mr. Gabriel Yu/ Tony Zheng Fax: (86)571 7950329

Citigate Dewe Rogerson Tel: (852) 2533 4624
Ms. Romagers Chan Fax: (852) 2524 5599

02/01/2001 UK: ZHEJIANG EXPRESSWAY HOLDING IN COMPANY.
Zhejiang Expressway Co 2 January 2001

ZHEJIANG EXPRESSWAY COMPANY LIMITED -
CHANGE OF SHARE HOLDING

Zhejiang Expressway Company Limited (Hong Kong Stock Exchange stock code: 576) announced that 476,760,000 State-owned Shares previously held by Zhejiang Provincial High Class Highway Investment Company Limited for the Ministry of Communications of the People's Republic of China will be held by Hua Jian Transportation Economic Development Centre.

Hong Kong, 28th December, 2000 - Zhejiang Expressway Company Limited (the "Company) announces that Zhejiang Provincial High Class Highway Investment Company Limited ("Provincial Investment Co."), its holding company originally interested in approximately 67% of the issued share capital of the Company, and Hua Jian Transportation Economic Development Centre ("Hua Jian") entered into a State-owned Shares Transfer Agreement on 28th December, 2000 whereby 476,760,000 State-owned Shares, representing approximately 11% in the issued capital of the Company originally held by Provincial Investment Co. for the Ministry of Communications of the People's Republic of China will be held by Hua Jian and that within sixty days from the date of the agreement, Hua Jian will assist Provincial Investment Co. to complete the legal procedures in relation to the transfer.

Upon completion of the share transfer, the shareholding of Provincial Investment Co. in the Company will be reduced from approximately 67% to approximately 56% of the issued share capital of the Company and Hua Jian will hold approximately 11% of the issued share capital of the Company. The remaining 33% of the issued share capital of the Company, being H Shares of the Company, will remain in the hands of the public.

Company Information

The Company and its subsidiaries (the "Group") are principally engaged in investing in, constructing and managing high grade roads. The Group also operates certain ancillary businesses, such as automobile servicing, operations of gas stations and bill board advertising along expressways.

The H Shares of the Company were listed on The Stock Exchange of Hong Kong Limited in May 1997, and subsequently obtained a secondary listing on the London Stock Exchange in May 2000.

The principal assets of the Group include the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway.

For further information, please contact:

Zhejiang Expressway Co., Ltd. Tel: (86)571 7987700
Mr. Gabriel Yu/ Tony Zheng Fax: (86)571 7950329

Citigate Dewe Rogerson Tel: (852)2533 4624
Ms. Romagers Chan Fax: (852)2524 5599

END 'HOLDGGGMZZDGMZM.
REGULATORY NEWS SERVICE 02/01/2001

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement on Distribution of Interim Dividend, Acquisition of Additional Interest in Shangsan Co and Early Repayment of World Bank Loans

- An interim dividend of RMB0.02 per share for the first six months ended June 30th, 2000 has been approved by shareholders;
- An additional three per cent. ownership interest in Shangsan Co has been acquired;
- An authorization to acquire a further three per cent. ownership interest in Shangsan Co has been approved; and
- Approximately US$94.2 million outstanding World Bank Loans will be repaid early.

Distribution of Interim Dividend

An extraordinary general meeting of Zhejiang Expressway Co., Ltd. (the "Company") was held on September 25th, 2000, to approve the resolution for the distribution of the interim dividend of the Company for the first six months ended June 30th, 2000 in the amount of RMB0.02 per share.

The interim dividend of RMB0.02 or HK$0.01885 per share is expected to be paid to holders of the H Shares of the Company on or before October 27th, 2000.

Acquisition of Additional Interest in Shangsan Co and Early Repayment of World Bank Loans

On September 25th, 2000, an extraordinary meeting of the board of directors of the Company was held to approve, among others, the purchase of a three per cent. ownership interest in Shangsan Expressway Co., Ltd. ("Shangsan Co"), the authorization to purchase a further three per cent. ownership interest in Shangsan Co, and the early repayment of approximately US$94.2 million outstanding World Bank Loans.

Shengzhou Acquisition

The Company entered into an agreement with Shengzhou Shangsan Development Company ("Shengzhou Co") on September 25th, 2000 to purchase in aggregate three per cent. ownership interest in Shangsan Co from Shengzhou Co for a total cash consideration of RMB86.4 million (the "Shengzhou Acquisition") after arm's length negotiations between the Company and Shengzhou Co.

Shangsan Co is a company established in the People's Republic of China with limited liability. As the holding company of Shangsan Expressway, Shangsan Co is principally engaged in the investment in, development, operation, management and collection of tolls of the Shangsan Expressway. Prior to the Shengzhou Acquisition, the Company and Shengzhou Co owned 55 per cent. and five per cent. ownership interest in Shangsan Co, respectively. Immediately upon the Shengzhou Acquisition, the Company's ownership interest in Shangsan Co will increase to 58 per cent., while Shengzhou Co's ownership interest will decrease to two per cent.

Shangsan Expressway is a four-lane expressway with a total length of 143km. It is expected to be completed and operational by the end of 2000. The Company is optimistic as to the prospects of the Shangsan Expressway, and accordingly increased its stake in the Shangsan Co through the Shengzhou Acquisition.

The consideration for the Shengzhou Acquisition will be funded by internal resources.

Shangyu Acquisition

It was also resolved at the extraordinary meeting of the board of directors that any director of the Company is authorized to enter into an agreement with Shangyu Municipal Transport Investment Company ("Shangyu Co"), which owns six per cent. ownership interest in Shangsan Co, to purchase a further three per cent. ownership interest in Shangsan Co from Shangyu Co (the "Shangyu Acquisition") on essentially the same terms as the Shengzhou Acquisition.

Should the Shangyu Acquisition be carried out, the Company's ownership interest in Shangsan Co will further increase to 61 per cent., while Shangyu Co's ownership interest will decrease to three per cent.

Shengzhou Co and Shangyu Co are independent third parties not connected with the promoters, directors, supervisors, chief executive or substantial shareholder of the Company or its subsidiaries or any of their respective assoicates.

World Bank Loans

Due to rising interest rates charged on the Company's long term outstanding World Bank Loans which are denominated in US dollars, with the financial resources available to the Company, the directors of the Company are of the view that it is in the interest of the Company to repay approximately US$94.2 million of the World Bank Loans early. An amount of approximately US$3.5 million will be incurred as early repayment premium in accordance with the term of the loan agreement.

The repayment, equal to the Company's remaining balance in the World Bank Loans, will be made with the Company's US dollar cash on hand.

By order of the board of directors of
Zhejiang Expressway Co., Ltd.
Zhang, Jingzhong
Director/Company Secretary

01 NOV 13 AM 8:50

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("Extraordinary General Meeting") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:30a.m. on Monday, 25th September, 2000 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

"THAT a payment of an interim dividend of RMB0.02 (approximately HK$0.01887, based on an exchange rate of HK$1 to RMB1.06 (for reference only)) per share in respect of the six months ended 30th June, 2000 by the Company be and is hereby approved, and that the board of directors of the Company be and is hereby authorised to do such acts and execute such documents as are necessary for such purpose and for matters incidental thereto."

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, Zhejiang Province, the PRC
8th August, 2000

Notes:

1. Eligibility for attending the Extraordinary General Meeting and qualification for the payment of the interim dividend

   Holders of H shares of the Company ("H Shares") who intend to attend the Extraordinary General Meeting and/or wish to qualify for the payment of the interim dividend must give all transfer instruments and the relevant share certificates to the share registrar for H Shares, HKSCC Registrars Limited (the address of which is set out in paragraph 5 below), at or before 4:00p.m. on 25th August, 2000.

2. Registration procedures for attending the Extraordinary General Meeting

   (1) Holders of H Shares and domestic invested shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company by post or by facsimile (to the address and facsimile number shown in paragraph 5 below) such that the same shall be received by the Company on or before 5th September, 2000.

   (2) A shareholder or his/her/its proxy should produce proof of identity when attending the meeting. If a corporate shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

3. Proxy

(1) A shareholder eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not to be a member.

(2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the written instrument shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

(3) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of domestic invested shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to HKSCC Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the Extraordinary General Meeting.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. Closure of Register of Members

The register of members of the Company will be closed from 26th August, 2000 to 24th September, 2000 (both days inclusive).

5. Miscellaneous

(1) The Extraordinary General Meeting will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The share registrar for H Shares, HKSCC Registrars Limited is at:

2/F, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

(3) The address of the Company is at:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou 310007
People's Republic of China

Telephone No.: (+86)-571-7985588
Facsimile No. : (+86)-571-7985599

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Reply Slip for Extraordinary General Meeting

I(We) ____

of ____ ,

Telephone number: ____________________ and Fax number: ____________________ ,

being the holder(s) of ____________________ H share(s)/domestic invested share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") hereby confirm that I(We) wish to attend or appoint a proxy to attend (on my(our) behalf) the extraordinary general meeting ("Extraordinary General Meeting") to be held at 10:30a.m. on Monday, 25th September, 2000 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC").

Signature: ____________________

Date: ____________________

Note: Eligible shareholders who wish to attend the Extraordinary General Meeting are advised to complete and return this reply slip to the Company at 19th Floor Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC by post or by facsimile (Fax no.: (+86)-571-7985599) such that the same shall be received by the Company on or before 5th September, 2000. Failure to sign and return this slip, however, will not preclude an eligible shareholder from attending the Extraordinary General Meeting.

* *Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for Extraordinary General Meeting

I(We) (note 1) ____

of ____ ,

being the holder(s) of (note 2) ____________________ , H share(s)/domestic invested share(s) * of Zhejiang Expressway Co., Ltd. (the "Company") now appoint (note 3) ______________________________

(I.D. No.: ______________________ of ______________________________

______________________)/ the Chairman of the meeting as my (our) proxy to attend and vote for me (us) on the resolution in accordance with the instruction(s) below and on my (our) behalf at the extraordinary general meeting ("Extraordinary General Meeting") to be held at 10:30a.m. on Monday, 25th September, 2000 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China ("the PRC") for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion (note 4).

Ordinary Resolution	For (note 4)	Against (note 4)
THAT a payment of an interim dividend of RMB0.02 (approximately HK$0.01887, based on an exchange rate of HK$1 to RMB1.06 (for reference only)) per share in respect of the six months ended 30th June 2000 by the Company be and is hereby approved, and that the board of directors of the Company be and is hereby authorised to do such acts and executed such documents as are necessary for such purpose and for matters incidental thereto.		

Date: ______________________ , 2000   Signature: ______________________ (note 5)

Notes:

1. Please insert full name(s) and address(es) in BLOCK LETTETRS.

2. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to the all of the shares in the capital of the Company registered in your name(s).

3. Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordianry General Meeting will act as your proxy. Proxies need not be member(s) of the Company, and may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4. Attention: If you wish to vote FOR any resolution, please indicate with a "√" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "√" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

5. This form of proxy must be signed under hand by you or your attorney duly authorized on your behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6. This form of proxy, together with the power of attorney or other authorization document(s) (if any) which have been notarised, must be delivered, in the case of a holder of domestic invested share(s), to the Company at 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, PRC, and in the case of a holder of H share(s), to HKSCC Registrars Limited at 2/F Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* *Please delete as appropriate.*

SOUTH KOREA

Agencies in Seoul

Hyundai Group, the country's largest conglomerate, is "seriously" considering a new restructuring plan at the request of its main creditor bank.

"We have learned that main creditor Korea Exchange Bank (KEB) had asked Hyundai for strong self-rescue efforts and Hyundai is currently seriously looking into it," a statement from national financial regulator the Financial Supervisory Commission (FSC) said yesterday.

But the FSC denied a local report that the government had asked Hyundai Group founder Chung Ju-yung and his two sons to resign completely from management. The media report yesterday said that the government had asked Hyundai Group, through KEB, to introduce a more radical restructuring plan in exchange for helping Hyundai Engineering & Construction (HEC) stay afloat. The government owns KEB along with other key creditor banks.

An unidentified senior government official was quoted as saying the government would ask Mr Chung and two sons to quit management if the restructuring plans were not followed up.

"I cannot say anything more than that we are reviewing many ideas," said Kang Yun Jae, senior vice-president on Hyundai Group's reorganisation committee that is overseeing reform of the sprawling group which has interests ranging from semi-conductors to shipbuilding.

HEC, the construction arm of the Hyundai Group, managed to escape default at the weekend after honouring bills worth 146.6 billion won (about HK$1.02 billion) on its own.

Its troubles have reignited fears over the viability of Hyundai, whose various units account for 15 per cent of South Korea's gross domestic product.

A local credit rating agency last week downgraded the ratings of seven major group firms, including HEC, Hyundai Motors and Hyundai Electronics Industries.

Responding to the downgrades, Finance Minister Lee Hun-jai said that Hyundai's debt servicing ability was adequate

---

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China)

CLARIFICATION OF PRESS ARTICLES

Summary

The board of directors (the "**Board**") of Zhejiang Expressway Co., Ltd. (the "**Company**") wishes to clarify various press articles appearing in newspapers on 2nd August, 2000 containing statements regarding the Company's plans to issue A shares to be listed on the stock exchanges in the People's Republic of China (the "**PRC**").

The attention of the Board has been drawn to various press articles appearing in newspapers on 2nd August, 2000 containing statements regarding the Company's plans to issue A shares to be listed on the stock exchanges in the PRC. The Board wishes to clarify that the Company is merely looking into the possibility of issuing A shares to be listed on PRC stock exchanges in the future, and the Company has not made any decision nor formed any concrete plans to do so at this stage.

The Company will ensure that full and proper disclosure be made should any need arise in the future.

Shareholders and investors of the Company are reminded that the above-mentioned contemplated issue of A shares may or may not proceed, and they should exercise caution when dealing in the Company's shares.

By Order of the Board
Zhejiang Expressway Co., Ltd.
Geng Xiaoping
Chairman

Hong Kong, 3rd August, 2000

Connected Transaction

Shangsan Co is a non-wholly owned subsidiary of the Company and Huajian is a substantial shareholder of Shangsan Co within the meaning of the Listing Rules. Accordingly, the Acquisition will constitute a connected transaction for the Company under the Listing Rules, and is subject to approval by the Independent Shareholders at the EGM to be convened by the Company. In addition, Huajian entered into the State-owned Share Transfer Agreement with Zhejiang Provincial Investment Co, the controlling shareholder of the Company (within the meaning of the Listing Rules) with a 67% interest in the issued share capital of the Company. Pursuant to this agreement, Zhejiang Provincial Investment Co transferred an 11% interest in the issued share capital of the Company to Huajian. The transfer will be completed and Huajian will become a substantial shareholder of the Company after the EGM and upon completion of certain registration formalities with the relevant PRC authorities. Prior to completion of the transfer, Zhejiang Provincial Investment Co will not be under any obligation or requirement to vote at the direction of Huajian in respect of the 11% interest, and will accordingly be entitled to vote at the EGM in respect of its 67% interest in the Company. Nevertheless, Zhejiang Provincial Investment Co has indicated to the Company that, for good corporate governance, it will abstain from voting at the EGM in respect of the 11% interest in the Company, even though it is not under any obligation or requirement to so abstain from voting. Huajian and its associates will be required to abstain from voting at the EGM on the resolution to approve the Acquisition.

An Independent Board Committee consisting of Dr. Hu Hung Lick, Mr. Tung Chee Chen and Mr. Zhang Junsheng has been formed to review the terms of the Acquisition and to advise the Independent Shareholders as to whether the terms of the Acquisition are fair and reasonable. DBS Asia Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee on the terms of the Acquisition.

A Share Issue

The Company intends to use the proceeds arising from the A Share Issue to fund the second stage of the construction to widen the Shenshi to Hongken section of the Shanghai-Hangzhou-Ningbo Expressway, in addition to the use of proceeds set out in the announcement of 10th January, 2001.

Subject to shareholders' approval at the EGM, the proceeds from the A Share Issue, which the Directors anticipate will amount to not less than RMB1 billion, will be used for the following purposes:

(i) approximately RMB425,000,000 to be used for funding the first stage of the construction to widen the Hongken to Guzhu section of the Shanghai-Hangzhou-Ningbo Expressway;

(ii) approximately RMB860,000,000 to be used for funding the second stage of the construction to widen the Shenshi to Hongken section of the Shanghai-Hangzhou-Ningbo Expressway;

(iii) subject to approval of the Acquisition by the Independent Shareholders at the EGM, and subject to the approvals from the Ministry of Communication and Ministry of Transport being obtained on or before the date of the EGM, the balance of the proceeds to be used for funding the Acquisition;

(iv) any balance remaining after funding the projects/transaction contemplated in paragraphs (i), (ii) and (iii) above from the proceeds of the A Share Issue to be used as working capital of the Company; and

(v) if the proceeds from the A Share Issue are not sufficient for funding the projects/transaction contemplated under paragraphs (i), (ii) and (iii) above, the internal resources of the Company and/or bank loans will be used.

General

The Company and its subsidiaries are principally engaged in investing in, constructing and managing high grade roads. The Group also operates certain ancillary businesses, such as automobile servicing, operations of gas stations and bill board advertising along expressways.

An EGM will be convened at 10:00 a.m. on 22nd March, 2001 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC at which, inter alia, a resolution will be put forward for the Independent Shareholders to approve the Acquisition. The register of members of H Shares will be closed from 20th February, 2001 to 21st March, 2001 *(both days inclusive) during which no transfer of shares will be registered.*

A circular setting out, inter alia, details of the Acquisition, the advice from the independent financial adviser, and the recommendation from the Independent Board Committee on the Acquisition will be despatched to the shareholders of the Company as soon as practicable in compliance with the requirements of the Listing Rules.

By Order of the Board
Zhejiang Expressway Co., Ltd.
Geng Xiaoping
Chairman

Hangzhou, Zhejiang Province, the PRC, 2nd February, 2001

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	means the domestic ordinary shares of RMB 1.00 each in the share capital of the Company proposed to be issued by the Company
"A Share Issue"	means the proposed issue and placement of A Shares by the Company and the proposed application for listing of A Shares on the Shanghai Stock Exchange
"Acquisition"	means the acquisition of an approximate 18.4% interest in Shangsan Co by the Company from Huajian pursuant to the Transfer Agreement
"Board"	means the board of Directors
"Company"	means Zhejiang Expressway Co., Ltd
"CSRC"	means the China Securities Regulatory Commission of the PRC
"Directors"	means the directors, including the independent non-executive directors, of the Company
"EGM"	means the extraordinary general meeting of the Company to be held to consider, inter alia, the A Share Issue and the Acquisition
"Group"	means the Company and its subsidiaries
"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC
"H Shares"	means the overseas listed foreign shares of RMB 1.00 each in the share capital of the Company which are listed on the Stock Exchange and admitted to trading on the London Stock Exchange Limited
"Huajian"	means Huajian Transportation Economic Development Centre (華建交通經濟開發中心), a State-owned enterprise established pursuant to the laws of the PRC
"Independent Board Committee"	means an independent committee of the Board
"Independent Shareholders"	means Shareholders other than Huajian and its associates as defined in the Listing Rules
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange
"Ministry of Communication"	means the Ministry of Communication of the PRC
"Ministry of Finance"	means the Ministry of Finance of the PRC
"PRC"	means the People's Republic of China, and for the purposes of this announcement only, excludes Hong Kong, Macau and Taiwan
"PRC GAAP"	means PRC Generally Accepted Accounting Principles
"RMB"	means Renminbi, the lawful currency of the PRC
"Shangsan Co"	means Zhejiang Shangsan Expressway Co., Ltd., a company established pursuant to the laws of the PRC, which is 61% owned by the Company prior to completion of the Acquisition
"Shangsan Expresssway"	means the Shangyu-Sanmen Road, within the Zhejiang Province of the PRC
"Shanghai-Hangzhou-Ningbo Expressway"	means the Shanghai-Hangzhou Expressway and Hangzhou-Ningbo Expressway within the Zhejiang Province of the PRC
"Shanghai Stock Exchange"	means Shanghai Stock Exchange of the PRC
"Shareholders"	means the shareholders of the Company
"State-owned Share Transfer Agreement"	means the transfer agreement dated 28th December, 2000 entered into between Zhejiang Provincial Investment Co and Huajian in relation to the transfer of an 11% interest in the share capital of the Company
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Transfer Agreement"	means the transfer agreement dated 2nd February, 2001 and the supplemental agreement dated the same date, entered into between the Company and Huajian in relation to the transfer of an approximate 18.4% interest in Shangsan Co held by Huajian to the Company
"Zhejiang Provincial Investment Co"	means Zhejiang Provincial High Class Highway Investment Company Limited, being the controlling shareholder (as defined in the Listing Rules) of the Company with a 67% interest in the share capital of the Company prior to completion of the transfer pursuant to the State-owned Share Transfer Agreement

01 NOV 13 AM 8:58

23 - 24

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China)

2000 INTERIM RESULTS ANNOUNCEMENT

[B]oard of directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to present [u]naudited consolidated operating results of the Company and its subsidiaries (collectively the "Group") for [s]ix months ended June 30th, 2000 (the "Period"), together with the 1999 comparative figures as follows. The [acco]unting policies adopted in this interim statement are in line with those adopted in the Group's 1999 annual [fina]ncial statements, which were prepared in accordance with accounting principles generally accepted in Hong Kong, except that the provisions of No.25 ("Interim Financial Reporting") of the Hong Kong Statements of Standard Accounting Practice (the "HKSSAP") have not been applied to this interim report.

PROFIT AND LOSS ACCOUNT (Unaudited)

	Notes	For the six months ended June 30th, 2000 RMB'000	1999 RMB'000
Turnover	2	598,531	470,679
Operating costs		(141,503)	(117,298)
Gross profit		457,028	353,381
Other revenue		111,608	68,010
Administrative expenses		(28,700)	(26,122)
Other operating expenses		(6,403)	(1,187)
[Pr]ofit from operating activities		533,533	394,082
Finance costs		(97,881)	(79,560)
Share of profit of a jointly-controlled company		(2,369)	—
Share of profit of an associated company		5,390	10,028
Profit before taxation		438,673	324,550
Taxation	3	(85,191)	(45,247)
Profit before minority interests		353,482	279,303
Minority interests		(38,573)	(40,257)
Net profit from ordinary activities attributable to shareholders		314,909	239,046
Dividends		(86,862)	(65,147)
Transfer to reserves	4	—	—
Retained profit for the Period		228,047	173,899
Earnings per share	5	7.3 cents	5.5 cents

Notes:

(1) Principal activities

During the Period, the Group was involved in the following principal activities:

(a) the design, construction, operation, maintenance and management of high grade roads; and

(b) the development and operation of certain ancillary services such as technical consultation, automobile servicing and fuel facilities.

BUSINESS REVIEW AND OUTLOOK

With further improvements in the PRC economy, most notably in areas of domestic demand and foreign export as a result of active government finance and monetary policies, and continued recovery in the Asian regional economies, Zhejiang Province's GDP during the first half of 2000 grew by approximately 10.7%, compared with approximately 8.2% growth for the PRC's GDP during the same period.

Benefiting from this favorable business environment, the Group's unaudited net profit attributable to shareholders for the Period grew by approximately 31.74 per cent. over that for the same period in 1999 to approximately RMB314,909,000. The Directors are satisfied with the results for the Period.

Toll Road Operations

The strong economic performances of Zhejiang Province and its neighboring coastal cities and provinces *during the Period have been the primary impetus behind the substantial growth in traffic volume on the* Shanghai-Hangzhou-Ningbo Expressway, which continues to be the main source of revenue contribution for the Group. GDP growth rates during the Period for the three major cities of Shanghai, Hangzhou and Ningbo were 10.3%, 11.2% and 12.5% respectively.

Toll revenue on the Shanghai-Hangzhou-Ningbo Expressway during the Period amounted to approximately RMB 588 million, representing an increase of approximately 37.1 per cent. over that of the same period in 1999, and the corresponding growth in average daily traffic volume was approximately 28.8 per cent. over that of the same period in 1999. The higher growth rate for toll revenue relative to traffic volume was largely due to an adjustment in toll charges that took place in mid-1999, and was also attributable in part to vehicles traveling *longer distances on average as a result of increasingly refined roadway networks surrounding the Shanghai-*Hangzhou-Ningbo Expressway.

In addition, the Directors are pleased to note the increasing popularity of pre-paid IC cards among frequent travelers on the Shanghai-Hangzhou-Ningbo Expressway, which were introduced to increase vehicle flow capacity at expressway toll booths, as well as the emergence of the so-called "holiday economy phenomenon", which significantly boosted traffic volume during the holiday seasons of Chinese New Year and May 1st Labor Day, as factors contributing to the increase in overall traffic volume and toll revenue on the Shanghai-Hangzhou-Ningbo Expressway.

Meanwhile, *the operation of Phase I of the Shangsan Expressway, the original road surface of which required* up-grading, was suspended section by section to allow for surface renovations in synchronicity with the construction of Phase II of the Shangsan Expressway. As a result, two toll stations ceased toll collection on January 1st, 2000, and further two ceased toll collection on June 10th, 2000 and July 28th, 2000, respectively. The remaining one toll station is expected to cease toll collection in early August 2000. Accordingly, toll revenue on the Shangsan Expressway during the Period amounted to approximately RMB 29.7 million, a decrease of approximately 33.8 per cent. compared with the same period in 1999. However, the Directors believe that this decrease will be short-term as the construction of Phase II of the Shangsan Expressway is progressing on schedule, and the entire expressway is expected to be completed and operational by the end of year 2000.

At the same time, since the establishment of Hangzhou Shida Highway Co., Ltd. ("Shida Co", a jointly-controlled company 50 per cent. owned by the Company) in September 1999, a number of measures were carried out by Shida Co to publicize Shida Road as an alternative connecting road between Hangzhou city and the Shanghai-Hangzhou-Ningbo Expressway. As a result of these efforts, traffic volume and toll revenue of Shida Road both increased steadily, with toll revenue amounting to approximately RMB 4.78 million during the Period. Nevertheless, while the opening of Shida Road brought more traffic to the Shanghai-Hangzhou-Ningbo Expressway, interest payments on commercial loans far exceeded operating profit, and Shida Co recorded a loss of approximately RMB 4.74 million for the Period.

Non-core Businesses

In response to changes in the PRC distribution system of petroleum products which took place in late 1999, Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co", an associated company 50 per cent.

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

中期業績報告 2000

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

Interim Report 2000

The board of directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to present the unaudited consolidated operating results of the Company and its subsidiaries (collectively the "Group") for the six months ended June 30th, 2000 (the "Period"), together with the 1999 comparative figures as follows. The accounting policies adopted in this interim statement are in line with those adopted in the Group's 1999 annual financial statements, which were prepared in accordance with accounting principles generally accepted in Hong Kong, except that the provisions of No.25 ("Interim Financial Reporting") of the Hong Kong Statements of Standard Accounting Practice (the "HKSSAP") have not been applied to this interim report.

Profit and Loss Account (Unaudited)

		For the six months ended June 30th,	
		2000	**1999**
	Notes	RMB'000	RMB'000
Turnover	2	598,531	470,679
Operating costs		(141,503)	(117,298)
Gross profit		457,028	353,381
Other revenue		111,608	68,010
Administrative expenses		(28,700)	(26,122)
Other operating expenses		(6,403)	(1,187)
Profit from operating activities		533,533	394,082
Finance costs		(97,881)	(79,560)
Share of profit of a jointly-controlled company		(2,369)	—
Share of profit of an associated company		5,390	10,028
Profit before taxation		438,673	324,550
Taxation	3	(85,191)	(45,247)
Profit before minority interests		353,482	279,303
Minority interests		(38,573)	(40,257)
Net profit from ordinary activities attributable to shareholders		314,909	239,046
Dividends		(86,862)	(65,147)
Transfer to reserves	4	—	—
Retained profit for the Period		228,047	173,899
Earnings per share	5	7.3 cents	5.5 cents

Notes:

(1) **Principal activities**

During the Period, the Group was involved in the following principal activities:

(a) the design, construction, operation, maintenance and management of high grade roads; and

(b) the development and operation of certain ancillary services such as technical consultation, automobile servicing and fuel facilities.

(2) **Turnover**

Turnover mainly represented toll revenue generated from the Group's operation of expressways, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

Turnover for the six months ended June 30th, 1999 had been adjusted from Rmb 456,609,000, which represented toll revenue generated from the Group's operation of expressways, net of relevant revenue taxes, to Rmb 470,679,000 to incorporate revenues generated from the Group's operation of advertising and food servicing businesses etc. along the expressways, net of relevant revenue taxes.

(3) **Taxation**

No provision for Hong Kong profits tax has been made in the results for the Period as the Group had no taxable profit in Hong Kong during the Period.

Under PRC laws and regulations, enterprises are generally subject to the Enterprise Income Tax ("EIT) levied at a rate of 33 per cent. of their taxable income.

According to an approval from the Zhejiang Provincial Local Tax Bureau dated February 14th, 2000, Shangsan Expressway Co., Ltd. ("Shangsan Co", a subsidiary company 55% owned by the Company) qualified for the exceptions under the category of "New enterprise providing employment opportunities to redundant workers" as defined in the relevant national tax rules, and was accordingly entitled to an exemption for EIT for three years starting from January 1st, 1998.

Pursuant to a directive issued by the Zhejiang Provincial People's Government in 1997, the Company was entitled to refunds (the "Refunds") from the Zhejiang Finance Bureau of an amount equal to 18 per cent. of its taxable income in respect of EIT paid to the taxation bureau.

In accordance with the above, the Group's tax charge for the Period is prepared as follows:

	RMB'000
Tax charged/payable	117,516
Tax refundable	(33,724)
	83,792
Deferred*	(380)
Share of tax attributable to an associate	1,779
Tax charge for the Period	85,191

* *The deferred tax of the Group arose from differences in accounting treatments between the generally accepted accounting principles adopted in the PRC and those adopted in preparing this financial statement under HKSSAP.*

Pursuant to the State Council's directive numbered Guo Fa [2000]2 in respect of correcting the tax refund policies adopted by local governments with effect from January 1st, 2000, the Company submitted an application to the Zhejiang Provincial Government seeking the State Council's approval for the Company's continuing entitlement to the Refunds. Although there is no assurance that the application will be approved, the Directors believe that the Company will be able to continue to enjoy the Refund. Accordingly, the Company's taxation for the Period is based on the effective income tax rate of 15%.

In the event approval is not obtained, the Group's tax charge for the Period will be adjusted from RMB 85,191,000 to RMB 118,915,000, the corresponding net profit from ordinary activities attributable to shareholders will be adjusted from RMB 314,909,000 to RMB 281,185,000, and the earnings per share will be adjusted from RMB 7.3 cents to RMB 6.5 cents.

(4) **Transfer to reserves**

During the Period, the Group did not transfer any net profit to reserves.

(5) **Earnings per share**

The calculation of earnings per share for the Period is based on the net profit attributable to shareholders for the Period of RMB 314,909,000, and 4,343,114,500 shares in issue throughout the Period (being the total amount of issued shares of the Company).

Interim Dividend and Closure of Register

The Directors have resolved to recommend the payment of an interim dividend ofRMB2 cents (approximately HK$1.87 cents, based on an exchange rate of HK$1 to RMB 1.07 (for reference only)) per share in respect of the Period. Interim dividend paid in 1999 was RMB1.5 cents per share. The payment of such dividend to its shareholders (including holders of H shares of the Company ("H Shares")) is subject to the approval of the Company's shareholders at an extraordinary general meeting, which is expected to be convened in Hangzhou, the People's Republic of China (the "PRC") on September 25th, 2000.

Based on the above, the register of members of the Company will be closed from August 26th, 2000 to September 24th, 2000 (both days inclusive), during which period no transfer of shares of the Company will be registered. Holders of the H Shares of the Company who wish to qualify for the payment of the said dividend shall deliver their instruments of transfer together with the relevant share certificates to HKSCC Registrars Limited, the registrar of H Shares of the Company, at 2/F, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong by no later than 4:00 p.m. on August 25th, 2000.

The dividend for the H Shares will be paid in Hong Kong dollars based on the average of the daily exchange rate quoted by the People's Bank of China in the five trading days immediately preceding the date of the declaration of the dividend.

Business Review and Outlook

With further improvements in the PRC economy, most notably in areas of domestic demand and foreign export as a result of active government finance and monetary policies, and continued recovery in the Asian regional economies, Zhejiang Province's GDP during the first half of 2000 grew by approximately 10.7%, compared with approximately 8.2% growth for the PRC's GDP during the same period.

Benefiting from this favorable business environment, the Group's unaudited net profit attributable to shareholders for the Period grew by approximately 31.74 per cent. over that for the same period in 1999 to approximately RMB314,909,000. The Directors are satisfied with the results for the Period.

Toll Road Operations

The strong economic performances of Zhejiang Province and its neighboring coastal cities and provinces during the Period have been the primary impetus behind the substantial growth in traffic volume on the Shanghai-Hangzhou-Ningbo Expressway, which continues to be the main source of revenue contribution for the Group. GDP growth rates during the Period for the three major cities of Shanghai, Hangzhou and Ningbo were 10.3%, 11.2% and 12.5% respectively.

Toll revenue on the Shanghai-Hangzhou-Ningbo Expressway during the Period amounted to approximately RMB 588 million, representing an increase of approximately 37.1 per cent. over that of the same period in 1999, and the corresponding growth in average daily traffic volume was approximately 28.8 per cent. over that of the same period in 1999. The higher growth rate for toll revenue relative to traffic volume was largely due to an adjustment in toll charges that took place in mid-1999, and was also attributable in part to vehicles traveling longer distances on average as a result of increasingly refined roadway networks surrounding the Shanghai-Hangzhou-Ningbo Expressway.

In addition, the Directors are pleased to note the increasing popularity of pre-paid IC cards among frequent travelers on the Shanghai-Hangzhou-Ningbo Expressway, which were introduced to increase vehicle flow capacity at expressway toll booths, as well as the emergence of the so-called "holiday economy phenomenon", which significantly boosted traffic volume during the holiday seasons of Chinese New Year and May 1st Labor Day, as factors contributing to the increase in overall traffic volume and toll revenue on the Shanghai-Hangzhou-Ningbo Expressway.

Meanwhile, the operation of Phase I of the Shangsan Expressway, the original road surface of which required up-grading, was suspended section by section to allow for surface renovations in synchronicity with the construction of Phase II of the Shangsan Expressway. As a result, two toll stations ceased toll collection on January 1st, 2000, and further two ceased toll collection on June 10th, 2000 and July 28th, 2000, respectively. The remaining one toll station is expected to cease toll collection in early August 2000. Accordingly, toll revenue on the Shangsan Expressway during the Period amounted to approximately RMB 29.7 million, a decrease of approximately 33.8 per cent. compared with the same period in 1999. However, the Directors believe that this decrease will be short-term as the construction of Phase II of the Shangsan Expressway is progressing on schedule, and the entire expressway is expected to be completed and operational by the end of year 2000.

At the same time, since the establishment of Hangzhou Shida Highway Co., Ltd. ("Shida Co", a jointly-controlled company 50 per cent. owned by the Company) in September 1999, a number of measures were carried out by Shida Co to publicize Shida Road as an alternative connecting road between Hangzhou city and the Shanghai-Hangzhou-Ningbo Expressway. As a result of these efforts, traffic volume and toll revenue of Shida Road both increased steadily, with toll revenue amounting to approximately RMB 4.78 million during the Period. Nevertheless, while the opening of Shida Road brought more traffic to the Shanghai-Hangzhou-Ningbo Expressway, interest payments on commercial loans far exceeded operating profit, and Shida Co recorded a loss of approximately RMB 4.74 million for the Period.

Non-core Businesses

In response to changes in the PRC distribution system of petroleum products which took place in late 1999, Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co", an associated company 50 per cent. owned by the Company) decided to scale down its petroleum products wholesale business, reduce its registered capital by RMB 200 million proportionally, and focus on investments in and the operation of gas stations. Despite a global rise in the price of petroleum products during the Period, total sales and profitability of gas stations operated by Petroleum Co achieved moderate improvements over the same period in 1999, and a profit after taxation of approximately RMB 7.22 million was realized by Petroleum Co., a decrease of approximately 46 per cent. over the same period in 1999.

Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co") made substantial progress in further expanding its roadside advertising business along the Shanghai-Hangzhou-Ningbo Expressway, realizing a profit after taxation of approximately RMB 2.41 million during the Period, an increase of approximately 491 per cent. over the same period in 1999.

Outlook

As the PRC economy becomes increasingly integrated with the global economy, the imminent accession of the PRC into the World Trade Organization offers an entirely new realm of challenges and opportunities. For Zhejiang Province, whose economy is diversified and has adapted well to the changes brought about by the economic reforms carried out in the past two decades, the latest developments will potentially provide more opportunities than challenges.

Traffic volume on the strategically located Shanghai-Hangzhou-Ningbo Expressway is expected to grow further as a result of favorable economic prospects, in addition to the network effect that will be created by the operation of the entire Shangsan Expressway, which is expected to be completed and fully operational by the end of year 2000.

Since traffic volume on certain sections of the Shanghai-Hangzhou-Ningbo Expressway is expected to approach that expressway's saturation point shortly, plans to expand the four lanes of the expressway to six are being drawn up, and widening work for a 44km section of the Hangzhou-Ningbo Expressway between Hongken in the Xiaoshan area and Guzhu in the Shaoxing area will commence later this year. The total budget for this project amounts to approximately RMB 425 million, and the project is expected to be completed in four years.

While the Company will keep its foothold on the toll road sector and will continue to search for investment opportunities in the sector, feasibility studies are being conducted for investment opportunities in other infrastructure sectors such as the municipal water and gas supply networks as well as port and wharf facilities in line with the Company's vision of becoming a leading Chinese infrastructure investment company, and its ultimate objective of maximizing shareholders' value.

Major Corporate Events

New Session of Directors and Supervisors

At the extraordinary general meeting held on February 28th, 2000, a new session of Directors and supervisory committee of the Company (the "Supervisors") were elected for a three-year term of office commencing on March 1st, 2000. Details of the new Directors and Supervisors were disclosed in the Company's announcement dated February 29th, 2000.

Following the election of the new session of Directors, the Company established an audit committee (the "Audit Committee") and a strategic development committee under the board of Directors. The Audit Committee was established in accordance with "A Guide For The Formation Of An Audit Committee" published by the Hong Kong Society of Accountants in December 1997. Members of the Committee comprise the five non-executive directors of the Company with Mr. Tung Chee Chen acting as the Audit Committee chairman.

The Audit Committee convened its first meeting on July 31st, 2000 to review, among others, the interim financial reports of the Group for the Period.

New Project Investment

On April 6th, 2000, the Company entered into agreements to acquire an aggregate interest of 30 per cent. in the capital of Joinhands Technology Co., Ltd. for a total cash consideration of RMB18.5 million. Details of this acquisition were disclosed in the Company's announcement dated April 7th, 2000.

Secondary Listing on the London Stock Exchange

In order to raise the Company's profile among investors in Europe and widen the shareholder base of the Company, all of the H Shares of the Company were admitted to the Official List of the UK Listing Authority (the "Official List") and to trading on the London Stock Exchange. Dealings on the London Stock Exchange commenced on May 5th, 2000.

The listing on the Official List is a secondary listing, with the Company's primary listing being in Hong Kong. No new capital was raised in conjunction with the secondary listing.

Use of IPO PROCEEDS

In line with relevant disclosures on the use of IPO proceeds in the Company's 1999 annual report, approximately RMB 117.3 million from the net IPO proceeds raised by the Company in 1997 was used as capital contribution to Shangsan Co during the Period. The balance of approximately RMB 199.3 million of the Company's IPO proceeds was deposited in commercial banks in the PRC and invested in listed liquidable state bonds.

Disclosure of Interests and Other Matters

Shareholdings of Directors and Supervisors

According to the register maintained by the Company pursuant to the provisions of Section 29 of the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong) (the "SDI Ordinance"), as at June 30th, 2000, none of the Directors or Supervisors of the Company or their respective associates had any interest in the share capital of the Company or any of its associated corporations (as defined in the SDI Ordinance).

During the Period, neither the Company nor any of its subsidiaries had made any arrangements which would enable the Directors or Supervisors of the Company or their respective spouses or children under the age of 18 to subscribe for equity or debt securities of the Company or any of its associated corporations (as defined in the SDI Ordinance).

Substantial shareholders

According to the register required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance, as at June 30th, 2000, the shareholders who held more than 10 per cent. or more of the issued share capital of the Company were as follows:

Registered holder	Number of shares	Percentage
Zhejiang Provincial High Class Highway Investment Company Limited	2,909,260,000 (Domestic shares)	67.0 per cent.
HKSCC Nominees Limited	1,391,037,299 (H Shares)	32.0 per cent.

Designated deposits

As at June 30th, 2000, the Company did not have any trust deposits with any financial institutions in the PRC nor any time deposits which could not be collected upon maturity.

Accommodation benefits for employees

Save as disclosed in the Company's 1999 annual report, the Company did not own, acquire or dispose of any staff quarters during the Period.

Purchase, sale and redemption of the Company's shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the Period.

Code of Best Practice

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the Period, in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I would like to take this opportunity to thank my colleagues on the first session of the Directors and the Supervisors, and the staff of the Group for their hard work, support and contribution to the Group, and to welcome on board the new members of the Directors and Supervisors for what promises to be another three years of growth.

By Order of the Board
Geng Xiaoping
Chairman

Hangzhou, the PRC, July 31st, 2000

Corporate Information

Executive Directors
Mr. Geng Xiaoping
Mr. Fang Yunti
Mr. Zhang Jingzhong
Mr. Xuan Daoguang

Non-executive Directors
Mr. Xia Lingzhang
Ms. Zhang Chunming

Independent Non-executive Directors
Dr. Hu Hung Lick, Henry
Mr. Tung Chee Chen
Mr. Zhang Junsheng

Supervisors
Mr. Ma Kehua
Mr. Ni Ciyun
Mr. Lu Fan
Mr. Sun Xiaoxia
Mr. Zheng Qihua

Company Secretary
Mr. Zhang Jingzhong

Authorised Representatives
Mr. Geng Xiaoping
Mr. Zhang Jingzhong

Statutory Address
19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang, PRC
Postal Code: 310007
Tel: 86-571-798 5588
Fax: 86-571-798 5599

Place of Business in Hong Kong
c/o Ernst & Young
11th Floor, Tower 2
The Gateway
25-27 Canton Road
Kowloon, Hong Kong

Auditors and Reporting Accountants
Ernst & Young
Certified Public Accountants
15th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

Sponsor for London Listing
Kleinwort Benson Limited
20 Fenchurch Street
London EC3P 3DB
United Kingdom

Legal Advisers
As to Hong Kong law:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street
Hong Kong

As to English law:
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

As to PRC Law:
T & C Law Firm
18th Floor, Building Block A
100 Moganshan Road
Yaojiang International Building
Hangzhou, Zhejiang, PRC

H Shares Registrar and Transfer Office
HKSCC Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road, Central
Hong Kong

Paying Agent for London Listing
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
United Kingdom

H Shares Listing Information
The Stock Exchange of Hong Kong Limited
Code: 0576

The London Stock Exchange plc
Code: ZHEH LI

公司資料

執行董事
耿小平先生
方云梯先生
章靖忠先生
宣道光先生

非執行董事
夏林章先生
張春鳴女士

獨立非執行董事
胡鴻烈博士
董建成先生
張浚生先生

監事
馬克華先生
倪慈云先生
呂凡先生
孫笑俠先生
鄭啟華先生

公司秘書
章靖忠先生

授權代表
耿小平先生
章靖忠先生

法定地址
中國 浙江省 杭州市
曙光路15號
浙江世貿大廈十九樓
郵政編碼：310007
電話號碼：86-571-798 5588
傳真號碼：86-571-798 5599

香港營業地址
香港 九龍
廣東道25-27號
港威大廈第二座十一樓
安永會計師事務所

核數師兼申報會計師
安永會計師事務所
職業會計師
香港 中環
夏愨道10號
和記大廈十五樓

倫敦上市保薦人
德利佳信有限公司
20 Fenchurch Street
London EC3P 3DB
United Kingdom

法律顧問
香港法律：
史密夫律師事務所
香港
畢打街11號
告羅士打大廈二十三樓

英國法律：
史密夫律師事務所
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

中國法律：
天冊律師事務所
中國 浙江省 杭州市
莫干山路100號
耀江國際大廈A座十八樓

H股股份過戶及登記處
香港中央結算（證券登記）有限公司
香港 中環
德輔道中199號
維德廣場二樓

倫敦上市支付代理人
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
United Kingdom

H股上市資料
香港聯合交易所有限公司
編號： 0576

London Stock Exchange plc
編號： ZHEH LI

English Translation

Announcement of Zhejiang Expressway Co., Ltd. (the "Company") Regarding the Possible Repurchase of a Portion of its H Shares and a Reduction of Registered Capital

The Company held an annual shareholders meeting, a meeting of the holders of the Company's domestic shares and a meeting of the holders of the Company's H shares on 25 May 2000. A special resolution (the "Resolution") was adopted at such meetings authorizing the board of directors (the "Board") of the Company to repurchase a portion of the Company's H shares. According to the Resolution, subject to the approval of the Chinese government, the Company will repurchase up to 143,385,000 H shares (which constitutes 10% of the total authorized and issued H shares and 3.3% of the total share capital of the Company) on the Hong Kong Stock Exchange. If such repurchases occur, the Company will cancel the repurchased shares and reduce the Company's registered capital pursuant to applicable laws. Pursuant to the Corporate Law of the People's Republic of China and the Company's Articles of Association, the Company hereby notifies all the creditors of the Company. Each creditor of the Company is entitled to request the Company to repay its debts or to provide a corresponding guaranty within 90 days after this announcement.

The Board believes that such repurchase of the H shares is in the ordinary course of the Company's business and will not have any substantial effect on the assets, operations, debt servicing ability or earnings potential of the Company.

Contact information of the Company:

19/F, Zhejiang World Trade Center
15 Shuguang Road, Hangzhou
Zhejiang, P.R. of China 310007
Tel: 0571 7985588
Fax: 0571 7985599
Attention: Mr. Gong Zuxian

Zhejiang Expressway Co., Ltd.

13 June 2000

Note from Herbert Smith: Three announcements with the same content were made in Chinese newspapers on 13, 14 and 15 June 2000 respectively.


Announcement of Results
for the year ended 31st December, 1999

The board of directors of Zhejiang Expressway Co., Ltd. (the "Company") is ·leased to announce the audited results of the Company and its subsidiaries (hereinafter ollectively referred to as the "Group") for the year ended 31st December, 1999 (the Period"), prepared in conformity with the accounting principles generally accepted in long Kong and the basis of presentation as stated in note 1 below, together with the 1998 omparative figures as follows:

INANCIAL HIGHLIGHTS

ONSOLIDATED INCOME STATEMENT

	Notes	Year ended 31st December, 1999 RMB'000	Year ended 31st December, 1998 RMB'000
RNOVER	2	1,050,498	655,069
erating Costs		(298,417)	(220,537)
oss Profit		752,081	434,532
ier Revenue		167,528	234,573
ninistrative Expenses		(60,320)	(45,611)
er Operating Expenses		(2,374)	(635)
)FIT FROM OPERATING ACTIVITIES		856,915	622,859
ınce Costs		(172,922)	(94,741)
:e of Profit of an Associated Company		22,559	18,982
PROFIT BEFORE TAX		706,552	547,100
Tax	3	(71,810)	(73,795)
PROFIT BEFORE MINORITY INTERESTS		634,742	473,305
Minority interests		(86,431)	(68,914)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		548,311	404,391
Transferred to Reserves	4	(144,937)	(75,656)
Dividends	5	(238,872)	(152,009)
RETAINED PROFIT FOR THE YEAR		164,502	176,726
EARNINGS PER SHARE	6	12.62 cents	9.31 cents

Notes:

1. **Basis of presentation**

The consolidated income statement include the audited income statements of the Company and its subsidiaries for the year ended 31st December, 1999. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances are eliminated on consolidation.

Due to the adoption of the revised HKSSAP 1 during the current year, the presentation of the income statement has been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation.

In addition, a restatement of the carrying values of the Group's and the Company's short term investments in securities to their fair value (i.e. the market price) as at 31st December, 1998 was made in accordance with the newly adopted HKSSAP 24. The restatement has retrospectively increased the Group's profit from operating activities for the year ended 31st December, 1998 by Rmb19,133,000 (net off deferred tax).

2. **Turnover**

Turnover mainly represents toll income generated from operation of expressways, the value of advertising services rendered, the value of road maintenance services rendered, net of relevant revenue taxes.

	1999 RMB'000	1998 RMB'000
Toll income	1,087,672	658,505
Advertising service	5,859	2,231
Road maintenance service	6,971	24,843
Others	9,918	5,697
Less: Revenue taxes *(Note)*	(59,922)	(36,207)
	1,050,498	655,069

Note:

The Group is subject to the following types of revenue taxes:

— Business tax ("BT") levied at 3%-5% on toll income and other service income;

— City Development Tax levied at 1%-7% of BT;

— Education Supplementary Tax levied at 3.5%-4% of BT; and

— Culture & Education Fee, levied at 3% of advertising income.

3. **Taxation**

No provision for Hong Kong profits tax has been made in the results for the Period as the Group had no taxable profit in Hong Kong during the Period.

The Group is subject to PRC Enterprise Income Tax (the "EIT") at the rate of 33 per cent. on its taxable income (based on income for financial reporting purposes prepared in accordance with the PRC laws and regulations).

According to an approval from Zhejiang Provincial Local Tax Bureau dated 14th February, 2000, Shangsan Co qualified for the exceptions under the category of "new enterprise providing employment opportunities to redundant workers" as defined in the relevant national tax rules and therefore, was entitled to an exemption from EIT for three years starting from 1st January, 1998.

Pursuant to a series of directives issued by Zhejiang Provincial People's Government, Municipal Governments of Yuhang and Jiaxing in 1997, the Company, Yuhang Co and Jiaxing Co were entitled to respective refunds from Zhejiang Finance Bureau or Municipal Finance Bureau of Yuhang and Jiaxing, of an amount equal to 18% of their taxable income in respect of the EIT paid to the [illegible] respectively.

6. **Earnings per share**

The calculation of earnings per share for activities attributable to shareholders RMB404,391,000) and 4,343,114,500 shar Period.

Diluted earnings per share for the years e calculated as no diluting event existed duri

RESULTS, FINAL DIVIDENDS AND C

During the Period, the Group's turn representing an increase of 60.4 per ce approximately RMB634,742,000, represen

The directors of the Company (the "D a final dividend of RMB0.04 (approximat HK$1 to RMB1.07 (for reference only)) dividend, together with the interim dividen per share, amount to a total dividend of R of 57.1 per cent. over that of last year. shareholders (including holders of share to the approval of the Company's shareh ("AGM"), which is expected to be conve notify its shareholders of the time and plac business to be transacted at a later stage.

The register of members of the Com 24th May, 2000 (both days inclusive), dur registered. Holders of H Shares who wish t required to deliver their instruments o certificates to HKSCC Registrars Limited Vicwood Plaza, 199 Des Voeux Road Cent 20th April, 2000. The dividend for the H S on the average of the daily exchange rat trading days immediately preceding the d

BUSINESS REVIEW

The Group achieved satisfactory resu traffic of the Jiaxing Section of Shangh marked the full operation of the Shanghai- of the Group, which links the three maj Under the "networking effect", toll revenu 1998 to RMB1,087,672,000 in 1999.

The table below sets out the 1999 to Expressway, the Hangzhou, Yuhang, and Expressway, the Yuhang East Connecting

Shang

01 NOV 19 AM 8:09

(2) **Turnover**

Turnover mainly represented toll revenue generated from the Group's operation of expressways, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

Turnover for the six months ended June 30th, 1999 had been adjusted from Rmb 456,609,000, which represented toll revenue generated from the Group's operation of expressways, net of relevant revenue taxes, to Rmb 470,679,000 to incorporate revenues generated from the Group's operation of advertising and food servicing businesses etc. along the expressways, net of relevant revenue taxes.

(3) **Taxation**

No provision for Hong Kong profits tax has been made in the results for the Period as the Group had no taxable profit in Hong Kong during the Period.

Under PRC laws and regulations, enterprises are generally subject to the Enterprise Income Tax ("EIT) levied at a rate of 33 per cent. of their taxable income.

According to an approval from the Zhejiang Provincial Local Tax Bureau dated February 14th, 2000, Shangsan Expressway Co., Ltd. ("Shangsan Co", a subsidiary company 55% owned by the Company) qualified for the exceptions under the category of "New enterprise *providing employment opportunities to redundant workers*" as *defined in the relevant national tax rules*, and was accordingly entitled to an exemption for EIT for three years starting from January 1st, 1998.

Pursuant to a directive issued by the Zhejiang Provincial People's Government in 1997, the Company was entitled to refunds (the "Refunds") from the Zhejiang Finance Bureau of an amount equal to 18 per cent. of its taxable income in respect of EIT paid to the taxation bureau.

In accordance with the above, the Group's tax charge for the Period is prepared as follows:

	RMB'000
Tax charged/payable	117,516
Tax refundable	(33,724)
	83,792
Deferred*	(380)
Share of tax attributable to an associate	1,779
Tax charge for the Period	85,191

* *The deferred tax of the Group arose from differences in accounting treatments between the generally accepted accounting principles adopted in the PRC and those adopted in preparing this financial statement under HKSSAP.*

Pursuant to the State Council's directive numbered Guo Fa [2000]2 in respect of correcting the tax refund policies adopted by local governments with effect from January 1st, 2000, the Company submitted an application to the Zhejiang Provincial Government seeking the State Council's approval for the Company's continuing entitlement to the Refunds. Although there is no assurance that the application will be approved, the Directors believe that the Company will be able to continue to enjoy the Refund. Accordingly, the Company's taxation for the Period is based on the effective income tax rate of 15%.

In the event approval is not obtained, the Group's tax charge for the Period will be adjusted from RMB 85,191,000 to RMB 118,915,000, the corresponding net profit from ordinary activities attributable to shareholders will be adjusted from RMB 314,909,000 to RMB 281,185,000, and the earnings per share will be adjusted from RMB 7.3 cents to RMB 6.5 cents.

(4) **Transfer to reserves**

During the Period, the Group did not transfer any net profit to reserves.

Earnings per share

The calculation of earnings per share for the Period is based on the net profit attributable to shareholders for the Period of RMB 314,909,000, and 4,343,114,500 shares in issue throughout the Period (being the total amount of issued shares of the Company).

INTERIM DIVIDEND AND CLOSURE OF REGISTER

The Directors have resolved to recommend the payment of an interim dividend of RMB2 cents (approximately HK$1.87 cents, based on an exchange rate of HK$1 to RMB 1.07 (for reference only)) per share in respect of the Period. Interim dividend paid in 1999 was RMB1.5 cents per share. The payment of such dividend to its shareholders (including holders of H shares of the Company ("H Shares")) is subject to the approval of the Company's shareholders at an extraordinary general meeting, which is expected to be convened in Hangzhou, the People's Republic of China (the "PRC") on September 25th, 2000.

Based on the above, the register of members of the Company will be closed from August 26th, 2000 to September 24th, 2000 (both days inclusive), during which period no transfer of shares of the Company will be registered. Holders of the H Shares of the Company who wish to qualify for the payment of the said dividend shall deliver their instruments of transfer together with the relevant share certificates to HKSCC Registrars Limited, the registrar of H Shares of the Company, at 2/F, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong by no later than 4:00 p.m. on August 25th, 2000.

The dividend for the H Shares will be paid in Hong Kong dollars based on the average of the daily exchange rate quoted by the People's Bank of China in the five trading days immediately preceding the date of the declaration of the dividend.

owned by the Company) decided to scale down its petroleum products wholesale business, reduce its registered capital by RMB 200 million proportionally, and focus on investments in and the operation of gas stations. Despite a global rise in the price of petroleum products during the Period, total sales and profitability of gas stations operated by Petroleum Co achieved moderate improvements over the same period in 1999, and a profit after taxation of approximately RMB 7.22 million was realized by Petroleum Co., a decrease of approximately 46 per cent. over the same period in 1999.

Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co") made substantial progress in further expanding its roadside advertising business along the Shanghai-Hangzhou-Ningbo Expressway, realizing a profit after taxation of approximately RMB 2.41 million during the Period, an increase of approximately 491 per cent. over the same period in 1999.

Outlook

As the PRC economy becomes increasingly integrated with the global economy, the imminent accession of the PRC into the World Trade Organization offers an entirely new realm of challenges and opportunities. For Zhejiang Province, whose economy is diversified and has adapted well to the changes brought about by the *economic reforms carried out in the past two decades, the latest developments will potentially provide more* opportunities than challenges.

Traffic volume on the strategically located Shanghai-Hangzhou-Ningbo Expressway is expected to grow further as a result of favorable economic prospects, in addition to the network effect that will be created by the operation of the entire Shangsan Expressway, which is expected to be completed and fully operational by the end of year 2000.

Since traffic volume on certain sections of the Shanghai-Hangzhou-Ningbo Expressway is expected to approach that expressway"s saturation point shortly, plans to expand the four lanes of the expressway to six are being drawn up, and widening work for a 44km section of the Hangzhou-Ningbo Expressway between Hongken in the Xiaoshan area and Guzhu in the Shaoxing area will commence later this year. The total budget for this project amounts to approximately RMB 425 million, and the project is expected to be completed in four years.

While the Company will keep its foothold on the toll road sector and will continue to search for investment opportunities in the sector, feasibility studies are being conducted for investment opportunities in other infrastructure sectors such as the municipal water and gas supply networks as well as port and wharf facilities in line with the Company's vision of becoming a leading Chinese infrastructure investment company, and its ultimate objective of maximizing shareholders' value.

USE OF IPO PROCEEDS

In line with relevant disclosures on the use of IPO proceeds in the Company's 1999 annual report, approximately RMB 117.3 million from the net IPO proceeds raised by the Company in 1997 was used as capital contribution to Shangsan Co during the Period. The balance of approximately RMB 199.3 million of the Company's IPO proceeds was deposited in commercial banks in the PRC and invested in listed liquidable state bonds.

DISCLOSURE OF INTERESTS AND OTHER MATTERS

Designated deposits

As at June 30th, 2000, the Company did not have any trust deposits with any financial institutions in the PRC nor any time deposits which could not be collected upon maturity.

Accommodation benefits for employees

Save as disclosed in the Company's 1999 annual report, the Company did not own, acquire or dispose of any staff quarters during the Period.

Purchase, sale and redemption of the Company's shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the Period.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the Period, in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I would like to take this opportunity to thank my colleagues on the first session of the Directors and the supervisory committee of the Company (the "Supervisors"), and the staff of the Group for their hard work, support and contribution to the Group, and to welcome on board the new members of the Directors and Supervisors for what promises to be another three years of growth.

By Order of the Board
Geng Xiaoping
Chairman

Hangzhou, the PRC, July 31st, 2000

ZHEJIANG EXPRESSWAY CO., LTD.

APPLICATION FOR
RULE 12g3-2(b) EXEMPTION

SCHEDULE D

MATERIAL MADE PUBLIC

VOLUME II

Schedule D

MATERIAL MADE PUBLIC BY THE COMPANY

(January 1, 2000 – To Date)

No.	Title	Date Published on Chinese Newspaper	Date Published on South China Morning Post in Hong Kong	Date Published on LSE
1.	Results of Extraordinary General Meeting ("EGM") held on September 28, 2001		October 3, 2001	October 5, 2001
2.	Dividend Declaration			September, 28 2001
3.	Notice of EGM to be held on September 28, 2001, proxy form and reply slip		August 13, 2001	August 13, 2001
4.	2001 Interim Results Announcement		August 13, 2001	August 13, 2001
5.	2001 Interim Results		August 10, 2001 Mailed to the shareholders	August 13, 2001
6.	Announcement on Board Resolutions		June 4, 2001	June 4, 2001
7.	Dividend Declaration			April 26, 2001
8.	Announcement regarding secondary listing of H shares on the Berlin Stock Exchange		March 28, 2001	March 28, 2001
9.	Results of EGM held on March 22, 2001	March 22, 2001	March 22, 2001	March 22, 2001
10.	Notice of Annual General Meeting ("AGM") to be held on April 26, 2001, proxy form and reply slip		March 5, 2001	March 6, 2001
11.	2000 Annual Results Announcement		March 5, 2001	March 6, 2001
12.	2000 Annual Report		March 5, 2001 Mailed to the shareholders	March 6, 2001

No.	Title	Date Published on Chinese Newspaper	Date Published on South China Morning Post in Hong Kong	Date Published on LSE
13.	Circular regarding proposed A share issuance, connected transaction and proposed amendment to the Articles of Association		February 26, 2001 Mailed to the shareholders	February 27, 2001
14.	Notice of the Board Meeting to be held on March 5, 2001			February 21, 2001
15.	Notice of EGM to be held on March 22, 2001, proxy form and reply slip	February 5, 2001	February 5, 2001	February 5, 2001
16.	Announcement on connected transaction regarding acquisition of additional interest in Shangsan Expressway		February 2, 2001	February 5, 2001
17.	Proposals regarding the A share issuance, acquisition of interest in Shangsan, amendment to the Articles of Association	January 8, 2001	January 10, 2001	January 11, 2001
18.	Completion and Commencement of Operation of the Shangsan Expressway		December 27, 2000	January 2, 2001
19.	Change of Share Holding		December 28, 2000	January 2, 2001
20.	Announcement regarding interim dividend, acquisition of interest in Shangsan Co. and early repayment of World Bank loans		September 25, 2000	September 25, 2000
21.	Notice of EGM to be held on September 25, 2000, proxy form and reply slip		August 8, 2000	
22.	Clarification of Press Articles		August 3, 2000	
23.	2000 Interim Results Announcement		August 1, 2000	August 2, 2000
24.	Interim Report 2000		July 31, 2000 Mailed to the shareholders	August 2, 2000

No.	Title	Date Published on Chinese Newspaper	Date Published on South China Morning Post in Hong Kong	Date Published on LSE
25.	Announcement regarding the possible repurchase of some H shares and reduction of the registered capital (English translation)	June 13, 14 and 15, 2000		
26.	Dividend Declaration			May 30, 2000
27.	Listing Particulars for the Introduction to the Official List of the UK Listing Authority			May 8, 2000
28.	Notice regarding Introduction to the Official List of the UKLA			May 3, 2000
29.	Notice regarding Introduction to the Official List of the UKLA		May 2, 2000	May 2, 2000
30.	Announcement regarding the acquisition of interest in Joinhands Technology		April 7, 2000	
31.	Notice of 1999 Annual General Meeting to be held on May 25, 2000		April 7, 2000	
32.	Conditional general mandates to issue domestic shares and H shares and to repurchase H shares		April 7, 2000	
33.	1999 Annual Report		March 1, 2000 Mailed to the shareholders	
34.	Appointment of New Directors, Supervisors and the establishment of an audit committee		February 29, 2000	
35.	Announcement of Annual Results for the year ended December 31, 1999		February 22, 2000	
36.	Notice of EGM		January 14, 2000	

30/05/2000 UK: ZHEJIANG EXPRESSWAY RESULT OF AGM.
Zhejiang Expressway Co
30 May 2000

Zhejiang Expressway Co. Ltd
Result of AGM

Dividend Declaration

Zhejiang Expressway Co., Ltd. (the "Company") held its 1999 Annual General Meeting on May 25th, 2000, and approved the resolution for the distribution of the final dividend of the Company for the year ended December 31st, 1999 in the amount of RMB0.04 per share.

The register of members of the Company ("Register Members") was closed from April 25th, 2000 to May 24th, 2000 (both days inclusive). Holders of H Shares of the Company ("H Shares") whose name appeared in the Register of Members on April 20th, 2000 are entitled to the said final dividend.

Pursuant to the Company's Articles of Association, dividends of H Shares shall be paid in Hong Kong dollars according to the average closing price of Hong Kong dollars to Renminbi declared by the People's Bank of China in the five trading days immediately preceding the date of the declaration of dividends. The exchange rate for the purpose of the payment of the final dividend is HK$1 to RMB1.06184.

The final dividend of RMB0.04 or HK$0.03767 per share is expected to be payable to holders of the H Shares on or before June 26th, 2000.

END

'RAGKKKKBCBKKPPN.
REGULATORY NEWS SERVICE 30/05/2000

A copy of this document ... Company prepared in
accordance with ... es Act 1986, has been
delivered to th ... quired by Section 149
of the Financia

The Directors ... is document, accept
responsibility fo ... wledge and belief of
the Directors (wh ...), the information contained
in this document ... omit anything likely to affect the import of
such information.

01 NOV 13 AM 8:09

This document do... not constitute an offer to sell or issue or the solicitation of an offer to purchase or subscribe for Shares in the Company. This document is not for distribution in or into the United States, Canada or Japan.

Kleinwort Benson Limited and Kleinwort Benson Securities Limited (which are regulated in the United Kingdom by The Securities and Futures Authority Limited) are acting for the Company and no one else in connection with the Introduction and they will not be responsible to anyone other than the Company for providing the protections afforded to clients of each of them or for providing advice in relation to the contents of this document or any transaction or arrangement referred to herein.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Introduction to the Official List of the UK Listing Authority

Sponsored by
Dresdner Kleinwort Benson

Share Capital

The following table shows the authorised and issued share capital of the Company as at the Latest Practicable Date:

Authorised, issued and fully paid	
RMB	*Number*
2,909,260,000	2,909,260,000 Domestic Shares
1,433,854,500	1,433,854,500 H Shares

Shares of par value RMB1.00 each

The H Shares are listed on the Hong Kong Stock Exchange and such listing is the primary listing for the H Shares. The issued H Shares have been accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Application has been made to the UK Listing Authority for all of the H Shares to be admitted to the Official List. The listing on the Official List will be a secondary listing as such term is defined in the London Listing Rules. It is expected that the H Shares will be admitted to the Official List and to trading on the London Stock Exchange and that dealings on the London Stock Exchange will commence on 5th May, 2000. Save as mentioned above, no part of the share capital of the Company is, or is proposed to be, listed on or dealt in on any other stock exchange. None of the H Shares have been marketed or are being made available to the public in conjunction with this application.

TABLE OF CONTENTS

		Page
Directors, Secretary and Advisers		3
Definitions		7
Summary		13
Part I	**— Information on the Group**	15
Part II	**— Financial Information**	43
Part III	**— Legal and Regulatory Environment and Registration, Dealings and Settlement**	70
Part IV	**— General Information**	95

DIRECTORS, SECRETARY AND ADVISERS

Directors	Geng Xiaoping *(Chairman and Executive Director)* Room 501, Unit 4, Block 12 You Yi Xin Chun Hangzhou Zhejiang PRC
	Fang Yunti *(Executive Director)* Room 302, Unit 2, Block 41-3 Chao Hui Sixth District Hangzhou Zhejiang PRC
	Zhang Jingzhong *(Executive Director)* Room 601, Block 11 Huang Qin Yuan Hangzhou Zhejiang PRC
	Xuan Daoguang *(Executive Director)* Room 502, Unit 2, Block 41-3 Chao Hui Sixth District Hangzhou Zhejiang PRC
	Xia Linzhang *(Non-executive Director)* Room 501, Unit 6 Zhong Bei Garden Hangzhou Zhejiang PRC
	Zhang Chunming *(Non-executive Director)* Room 202, Unit 2, Block 6 Shui Xing Ge Garden Hangzhou Zhejiang PRC
	Hu Hung Lick, Henry *(Independent Non-executive Director)* 602 Wah Cheung Building 1 Glenealy Street Central Hong Kong

Tung Chee Chen *(Independent Non-executive Director)*
33rd Floor
Harbour Centre
25 Harbour Road
Hong Kong

Zhang Junsheng *(Independent Non-executive Director)*
38 Zheda Road
Zhejiang University
Hangzhou
Zhejiang
PRC

Supervisory committee	Ma Kehua *(Chairman)* Room 203, No. 39, Block 10 Jin Zhu Xin Cun Hangzhou Zhejiang PRC
	Ni Ciyun Room 202, Block 2, Jian Nan Apartments, Jiaxing Zhejiang PRC
	Lu Fan Room 504, Block 21 Jian Guo Nan Yuan Hangzhou Zhejiang PRC
	Sun Xiaoxia Room 603, Unit 2, Block 5 Hang Da Dormitory Ti Yu Chang Road Hangzhou Zhejiang PRC
	Zheng Qihua Room 302, Unit 3, Block 20 Mi Shi Lane Hangzhou Zhejiang PRC
Company secretary	Zhang Jingzhong
Authorised representatives for Hong Kong Stock Exchange purposes	Geng Xiaoping Zhang Jingzhong

Statutory address/ Registered office	19th Floor Zhejiang World Trade Center 15 Shuguang Road Hangzhou, Zhejiang 310007 PRC
Principal place of business in Hong Kong	c/o Ernst & Young 11th Floor, Tower 2 The Gateway 25-27 Canton Road Kowloon Hong Kong
Sponsor to the Company	Kleinwort Benson Limited 20 Fenchurch Street London EC3P 3DB United Kingdom
Stockbrokers to the Company	Kleinwort Benson Securities Limited 20 Fenchurch Street London EC3P 3DB United Kingdom
Auditors and reporting accountants	Ernst & Young 15th Floor, Hutchison House 10 Harcourt Road Central Hong Kong
Solicitors to the Company	*as to English law:* Herbert Smith Exchange House Primrose Street London EC2A 2HS United Kingdom *as to Hong Kong law:* Herbert Smith 23rd Floor Gloucester Tower 11 Pedder Street Central Hong Kong *as to PRC law:* T&C Law Firm 18th Floor, Block A Yaojiang International Mansion 100 Moganshan Road Hangzhou PRC 310005

Solicitors to the Sponsor

as to English law:
Simmons & Simmons
21 Wilson Street
London EC2M 2TX
United Kingdom

as to Hong Kong law:
Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road
Central
Hong Kong

Principal bankers

Bank of China
Zhejiang Branch
Yan An Road #320
Hangzhou
Zhejiang
PRC

Industrial and Commercial Bank of China
Zhejiang Branch
Zhong He Zhong Road #150
Hangzhou
Zhejiang
PRC

Agriculture Bank of China
Zhejiang Branch
Chang Qing Road #55
Hangzhou
Zhejiang
PRC

Shanghai Pudong Development Bank
Hangzhou Branch
Huan Chen Bei Road #47
Hangzhou
Zhejiang
PRC

H Share registrar and transfer office in Hong Kong

HKSCC Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road
Central
Hong Kong

Paying agent in London

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
United Kingdom

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Advertising Co"	Zhejiang Expressway Advertising Co., Limited, a subsidiary of the Company;
"Articles of Association"	the articles of association of the Company, a summary of which is set out in Part IV of this document;
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing;
"City Code"	the City Code on Takeovers and Mergers in the UK;
"Class 1 Road"	a road exclusively for motor vehicles (including motorcycles) connecting important political and economic centres with key industrial districts, piers, harbours and airports;
"Class 2 Road"	a road exclusively for motor vehicles (including motor cycles) connecting political and economic centres, large industrial districts, piers, harbours and airports;
"Closed System"	a toll system where the driver takes a ticket at the interchange toll station on joining a road and pays on exit a toll which is calculated by reference to the distance travelled;
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong (as amended);
"Company"	Zhejiang Expressway Co., Ltd., a joint stock limited company incorporated in the PRC with limited liability on 1st March, 1997;
"Concession Agreement"	the Concession Agreement dated 24th March, 1997 between the Zhejiang Provincial Government and the Company pursuant to which the Company has been granted certain concession rights;
"Contract No. 8"	Hangzhou-Ningbo Expressway Contract No. 8 relating to the upgrading of the Operating Systems (see the section "Operation of the Expressways");
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 1995 of the UK) in respect of which CREST Co Limited is the Operator (as defined in such regulations);
"CSRC"	China Securities Regulatory Commission;
"Directors" or "Board"	the directors of the Company;
"Domestic Shares"	the shares of nominal value of RMB 1.00 each in the share capital of the Company, subscribed for in Renminbi (details of the rights attached to the Domestic Shares are set out in the section headed "Articles of Association of the Company" in Part IV of this document);

"Dresdner Kleinwort Benson"	Kleinwort Benson Limited
"Equity Joint Venture Law"	the Sino-foreign Equity Joint Venture Law of the PRC enacted by the second session of the Standing Committee of the Fifth National People's Congress on 1st July, 1979, which became effective on 1st July, 1979, as amended, supplemented or otherwise modified from time to time;
"Executive Commission"	Zhejiang Provincial Expressway Executive Commission and/or where appropriate, the Jiaxing Executive Commission and/or the Yuhang Executive Commission;
"Expressway"	a road exclusively for motor vehicles (excluding motor cycles) connecting places of significant political and economic importance;
"FS Act"	Financial Services Act 1986;
"Gaotong Co"	Zhejiang Gaotong Stone Development Co. Ltd., a subsidiary of the Company;
"GDP"	gross domestic product;
"GNP"	gross national product;
"Group"	the Company and its subsidiaries;
"Hangzhou-Ningbo Expressway"	Hangzhou-Ningbo Expressway, which is 145.0 km in length;
"Hangzhou Section"	the Hangzhou section of the Shanghai-Hangzhou Expressway which is 3.4 km in length;
"High Grade Roads"	a road for motor vehicles which is a Class 2 Road or better;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong Clearing"	Hong Kong Securities Clearing Company Limited;
"Hong Kong Code"	the Hong Kong Code on Takeovers and Mergers;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"H Shares"	the overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars (details of the rights attached to the H Shares are set out in the section on "Articles of Association of the Company" in Part IV of this document);

"IC Card"	the integrated circuit card used in the toll system of the Shanghai-Hangzhou-Ningbo Expressway for the purpose of calculating toll charges;
"Introduction"	the admission to the Official List of all of the H Shares;
"Jiaxing Co"	Zhejiang Jiaxing Expressway Company Limited, a subsidiary of the Company;
"Jiaxing Executive Commission"	Jiaxing Municipal Expressway Executive Commission;
"Jiaxing Section"	the Jiaxing Section of the Shanghai-Hangzhou Expressway which is 88.1 km in length;
"km"	kilometre;
"km/h"	kilometre per hour;
"Latest Practicable Date"	25th April, 2000, being the latest practicable date before the publication of this document;
"London Listing Rules"	the listing rules made by the UK Listing Authority;
"London Stock Exchange"	London Stock Exchange Limited;
"m"	metre;
"Mandatory Provisions"	the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas which were promulgated on 27th August, 1994 jointly by the Securities Commission and SCRES;
"MOC"	the Ministry of Communication of the PRC;
"MOF"	the Ministry of Finance of the PRC;
"MOFTEC"	the Ministry of Foreign Trade and Economic Co-operation of the PRC;
"National Road"	roads for inter-provincial traffic;
"National Trunk Roads"	the twelve National Roads of the PRC National Trunk Roads system planned by the State in August 1992;
"Official List"	the official list of the UK Listing Authority;
"Operating Systems"	traffic monitoring and control, communications, toll collection and lighting systems of the Hangzhou-Ningbo Expressway;
"PBOC Exchange Rate"	the exchange rate for foreign exchange transactions involving Renminbi as published daily by the PBOC;
"PBOC"	People's Bank of China;
"Petroleum Co"	Zhejiang Expressway Petroleum Development Co. Limited, an associated company of the Company;

"PRC Company Law"	the Company Law of the PRC enacted by the fifth session of the Standing Committee of the Eighth National People's Congress on 29th December, 1993, which became effective on 1st July, 1994, as amended, supplemented or otherwise modified from time to time;
"PRC Government"	the central government of the PRC, all political subdivisions thereof (including provincial, municipal and other regional or local government entities) and instrumentalities thereof;
"PRC Highway Law"	the Highway Law of the PRC enacted by the Standing Committee of the National People's Congress on 3rd July, 1997, which became effective on 1st January, 1998 as amended on 31st October, 1999 or otherwise amended, supplemented or modified from time to time;
"PRC Retail Price Index"	the PRC national retail price index as published by the State Statistical Bureau;
"PRC" or "China"	the People's Republic of China (excluding, unless stated otherwise, for the purposes of these listing particulars, Hong Kong, Macau and Taiwan);
"Provincial Investment Co"	Zhejiang Provincial High Class Highway Investment Co. Limited, a state owned enterprise;
"Provincial Road"	roads for intra-provincial traffic;
"Reorganisation Agreement"	the Reorganisation Agreement dated 24th March, 1997 entered into between Provincial Investment Co and the Company;
"Reorganisation"	the incorporation of the Company on 1st March, 1997 and the transfer to the Company by Provincial Investment Co of various Expressways and related assets and liabilities, in exchange for the 2,909,260,000 Domestic Shares issued to it by the Company upon incorporation, further details of which are set out in the section headed "Principal Shareholder" in Part I of this document;
"RMB" and "Renminbi"	the lawful currency of the PRC;
"SAFE"	State Administration for Foreign Exchange of the PRC;
"SAIC"	State Administration of Industry and Commerce of the PRC;
"SCRES"	formerly State Commission for Restructuring the Economic System of the PRC which has now merged with the State Economic and Trade Commission;
"Securities Commission"	Securities Commission of the State Council;
"Shanghai-Hangzhou Expressway (Hangzhou Section)"	the Hangzhou section of the Shanghai-Hangzhou Expressway which is 3.4 km in length;
"Shanghai-Hangzhou Expressway (Jiaxing Section)"	the Jiaxing Section of the Shanghai-Hangzhou Expressway which is 88.1 km in length;

"Shanghai-Hangzhou Expressway (Yuhang Section)"	the Yuhang Section of the Shanghai-Hangzhou Expressway which is 11.1 km in length;
"Shanghai-Hangzhou-Ningbo Expressway"	Shanghai-Hangzhou Expressway and Hangzhou-Ningbo Expressway which is in aggregate 247.6 km in length;
"Shanghai-Hangzhou Expressway"	Shanghai-Hangzhou Expressway within Zhejiang Province which is 102.6 km in length;
"Shangsan Co"	Zhejiang Shangsan Expressway Co. Limited, a subsidiary of the Company;
"Shangsan Concession Agreement"	the concession agreement dated 31st October, 1997 between the Zhejiang Provincial Government and the Company pursuant to which the Company is granted certain concession rights in respect of the Shangsan Expressway;
"Shangsan Expressway"	Shangyu-Sanmen Road, within Zhejiang Province which is 143 km in length;
"Shares"	the Domestic Shares and the H Shares;
"Shida Co"	Hangzhou Shida Highway Co., Limited, a company jointly controlled by the Company;
"Shida Road"	a connecting road to the Shanghai-Hangzhou Expressway which provides access to urban Hangzhou which is 9.45 km in length;
"SPC"	State Planning Commission of the PRC;
"Special Regulations"	the Special Regulations of the State Council on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies promulgated by the State Council on 4th August, 1994, as amended, supplemented or otherwise modified from time to time;
"State"	the PRC Government;
"State Council"	State Council of the PRC;
"Supervisor(s)"	member(s) of the supervisory committee of the Company;
"Supplemental Amendments"	the Mandatory Provisions as supplemented by the Letter on the Opinion regarding Amendments to the Articles of Association of Company which was promulgated jointly by the Securities Commission and the CSRC;
"Supplementary Terms Agreement"	the agreement of 7th April, 1997 which amended the Reorganisation Agreement and was entered into between the Company, Provincial Investment Co, Jiaxing Co, Yuhang Co and the Executive Commission, the Yuhang Executive Commission and the Jiaxing Executive Commission;

"Swap Centres"	foreign currency adjustment centres established by the SAFE for the purpose of allowing certain entities to exchange Renminbi for foreign currencies;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the FS Act;
"US$" or "US dollars"	United States dollars, the lawful currency of the US;
"USA", "US" or "United States"	the United States of America;
"Xinchang Transport"	Xinchang County Development Transport Company;
"Yuhang Co"	Zhejiang Yuhang Expressway Company Limited, a subsidiary of the Company;
"Yuhang Executive Commission"	Yuhang Municipal Expressway Executive Commission;
"Yuhang Section"	the Yuhang Section of the Shanghai-Hangzhou Expressway which is 11.1 km in length;
"Zhejiang Provincial Government"	the provincial government of Zhejiang Province;
"Zhejiang State Assets Bureau"	State-owned Assets Administration Bureau of the Zhejiang Provincial Government.

Financial information in this document is set out in RMB or HK$. The rates of exchange set out below are provided for information only as an indication of the rates that may have been available on the dates listed. No representation is made that RMB or HK$ amounts were, or could have been, converted at these rates or any other rate on those dates or any other date.

31st December, 1997	*£1.00 = RMB 13.6206*
31st December, 1998	*£1.00 = RMB 13.7430*
31st December, 1999	*£1.00 = RMB 13.3979*
Latest Practicable Date	*£1.00 = RMB 13.0487*
31st December, 1997	*£1.00 = HK$ 12.7471*
31st December, 1998	*£1.00 = HK$ 12.8584*
31st December, 1999	*£1.00 = HK$ 12.5791*
Latest Practicable Date	*£1.00 = HK$ 12.2747*

The rates of exchange set out above are obtained from Bloomberg.

SUMMARY

The following information is derived from the full text of this document including the financial information set out in Part II of this document. Investors should read the whole document and not rely on the summarised information set out below. All the currency translations into pounds sterling in this summary have been made as at the Latest Practicable Date.

The Company is a joint stock limited company which was incorporated under the laws of the PRC in March 1997. The Group is principally engaged in investing in, constructing and managing High Grade Roads. The Group also carries on ancillary businesses such as automobile servicing and the operation of petrol stations and bill board advertising along Expressways.

The Company was incorporated for the purpose of the Zhejiang Provincial Government investing in, constructing and operating Expressways and Class 1 Roads in Zhejiang Province.

Pursuant to the MOC's approval and the Concession Agreement, the Company has been granted the rights to construct, operate and collect tolls for a period of 30 years from 15th May, 1997 and 29th December, 1998 for the Hangzhou-Ningbo and the Shanghai-Hangzhou Expressways respectively.

The Company obtained a listing for its H Shares on the Hong Kong Stock Exchange in May 1997 following an initial public offering of its H Shares which raised approximately HK$3,293 million (£268 million) (after deduction of listing expenses of approximately HK$145 million (£12 million)) for the Company. Since then the Company has acquired a 55 per cent. interest in the Shangsan Expressway and, pursuant to the Shangsan Concession Agreement, the Company has been granted the rights to construct and operate the Shangsan Expressway. Pursuant to the MOC's approval, the Company has been granted the rights to collect tolls for the Shangsan Expressway for a period of 30 years. Under the PRC Highway Law, the Company can commence toll collection for this Expressway from the date construction of the Expressway is completed.

The Company's interest in the Jiaxing Section of the Shanghai-Hangzhou Expressway has also increased since the listing on the Hong Kong Stock Exchange from 51 per cent. to 84.2 per cent.. The entire Shanghai-Hangzhou-Ningbo Expressway opened to traffic in December 1998.

The Group's turnover increased by about 65 per cent. from RMB655,069,000 (£50,201,859) in 1998 to RMB1,050,498,000 (£80,505,951) in 1999.

The Company has applied to the UK Listing Authority for a secondary listing of its H Shares. The Directors believe that the secondary listing will increase the Group's profile in Europe.

Summary of the audited consolidated financial results of the Group

	Year ended 31st December, 1997 *RMB'000*	Year ended 31st December, 1998 *RMB'000*	Year ended 31st December, 1999 *RMB'000*
Turnover	463,692	655,069	1,050,498
Profit from operating activities	482,576	622,859	856,915
Profit before tax	372,226	547,100	706,552
Net profit from ordinary activities attributable to shareholders	296,332	404,391	548,311
Earnings per share (RMB)	7.77 cents	9.31 cents	12.62 cents

PART I
INFORMATION ON THE GROUP

Overview

The Group is principally engaged in investing in, constructing and managing High Grade Roads. The H Shares of the Company were listed in May 1997 on the Hong Kong Stock Exchange.

At the time of the Company's listing on the Hong Kong Stock Exchange, the Group held an interest in only one Expressway, namely the Shanghai-Hangzhou-Ningbo Expressway.

Since then the Company has expanded its toll road portfolio to include a 55 per cent. interest in the Shangsan Expressway and a further 30.75 per cent. interest in the Jiaxing Section of the Shanghai-Hangzhou Expressway. The Company also holds a 50 per cent. interest in Shida Co which is engaged in the operation, management and maintenance of Shida Road. The total length of the Group's Expressway portfolio has increased from 247.6 km to approximately 400 km, with operating sections increasing from 158.2 km to 294.55 km. The Company has also expanded into certain ancillary businesses, such as automobile servicing and the operation of petrol stations and bill board advertising along Expressways.

Provincial Investment Co, which is the majority shareholder of the Company, was established by the Zhejiang Provincial Government for the purposes of developing High Grade Roads and other road related infrastructure projects in Zhejiang Province.

Zhejiang Province lies in the south-east coastal area of China, to the south-west of Shanghai and to the south of Jiangsu Province; adjacent to its western and southern borders are Anhui, Jiangxi and Fujian Provinces. Zhejiang Province is classified as a subtropical intermediate monsoon zone with mild weather and fertile soil. Zhejiang Province covers a total area of 101,800 square km and has a long coast line. Zhejiang Province presently contains 10 cities, Hangzhou, Ningbo, Wenzhou, Shaoxing, Jiaxing, Huzhou, Jinhua, Quzhou, Zhoushan and Taizhou, as well as Lishui District. Its population in 1999 totalled 44,753,600. Since the implementation of reforms and the opening of China in the late 1970s, Zhejiang Province has experienced rapid social and economic development. In 1997, 1998 and 1999 the GDP growth rates of Zhejiang Province were 11.1 per cent. (to RMB464 billion), 10.1 per cent. (to RMB499 billion) and 10 per cent. (to RMB535 billion) respectively. Zhejiang Province has a number of ports, including Hangzhou, Ningbo, Wenzhou, Haimen and Zhoushan. In 1999, the total amount of import and export trade in Zhejiang Province was US$18.3 billion representing an increase of 23.2 per cent. from 1998.

The Company was incorporated for the purpose of the Zhejiang Provincial Government's investing in, constructing and operating Expressways and Class 1 Roads in Zhejiang Province. Pursuant to the approval issued by the MOC on 20th January, 1997 and the Concession Agreement, the Company has been granted the rights to construct, operate and collect tolls for a period of 30 years from 15th May, 1997 and 29th December, 1998 for the Hangzhou-Ningbo and Shanghai-Hangzhou Expressways respectively. Under the Shangsan Concession Agreement, the Company has been granted the rights to construct and operate the Shangsan Expressway. Pursuant to the MOC's approval, the Company has been granted the rights to collect tolls for the Shangsan Expressway for a period of 30 years. Under the PRC Highway Law, the Company can commence toll collection for this Expressway from the date construction of the Expressway is completed. Under the Concession Agreement and the Shangsan Concession Agreement the Zhejiang Provincial Government has undertaken to allow the Company to adjust the toll rates of the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway respectively once every three years by reference to the PRC Retail Price Index. In

addition, under the Reorganisation Agreement, Provincial Investment Co has guaranteed that the Company will receive all necessary approvals from the Zhejiang Provincial Government to adjust the toll rates in accordance with the terms of the Concession Agreement. Further details are set out in the section on "Operating and toll collection rights, concession rights and first offer rights" below.

In the year ended 31st December, 1999, the Group had a turnover of approximately RMB1,050,498,000 and profit before tax of approximately RMB706,552,000. Based on the closing price of the H Shares on the Hong Kong Stock Exchange on the Latest Practicable Date, the Company had a market capitalisation of approximately HK$4,082 million.

The Directors intend to enhance the value of the Company through the Introduction by:

- raising the Company's profile among investors in Europe;
- widening the existing shareholder base by attracting more European institutional investors;
- encouraging more analysts' research coverage of the Group, in particular by European analysts;
- increasing the trading hours and liquidity of the H Shares; and
- obtaining the opportunity to raise additional capital if it becomes necessary.

The Company is not raising any new funds under the Introduction and is not offering any H Shares for purchase or subscription by the public.

Strengths of the Group

The Directors believe that the principal strengths of the Group include the following:

- *Priority right to invest in, construct and operate High Grade Roads in Zhejiang Province*

  Under the Concession Agreement, the Company has been granted first rights of refusal to invest in, construct and operate High Grade Roads in Zhejiang Province of the PRC.

- *Well defined toll rate adjustment mechanism*

  Pursuant to the Concession Agreement and the Shangsan Concession Agreement the Zhejiang Provincial Government has agreed to allow the Company to adjust its toll rates for the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway respectively every three years by reference to the PRC Retail Prices Index. In addition, Provincial Investment Co has guaranteed to the Company in the Reorganisation Agreement that the Company will receive all necessary approvals from the Zhejiang Provincial Government to adjust the toll rates for the Shanghai-Hangzhou-Ningbo Expressway in accordance with the provisions of the Concession Agreement.

- *Strong economic growth in Zhejiang Province*

  The GDP growth in Zhejiang Province in 1997, 1998 and 1999 was 11.1 per cent., 10.1 per cent. and 10.0 per cent. respectively, which exceeded the PRC national GDP growth in those same years by 2.3 per cent., 2.3 per cent. and 2.9 per cent. respectively. In 1999, foreign trading in Zhejiang Province totalled US$18.3 billion which represented an increase of 23.2 per cent. from 1998.

- *Potential growth in infrastructure businesses and value added services*

The Company has opportunities to extend its toll road network within Zhejiang Province. The existing length of operational Expressways in Zhejiang Province is 392km and the Zhejiang Provincial Government intends to increase this figure to 1,000km in the next 3 years. In addition, the Group owns the necessary land use rights to increase the number of lanes from four to six on most sections of the Shanghai-Hangzhou-Ningbo Expressway.

The Company aims to become a leading PRC infrastructure investment company focusing on toll road operations. In addition, it plans to develop value added services, such as fuel facilities, shops, restaurants, recreational and other service area facilities, and advertising along the Expressway corridor.

- *Strong financial position*

The Group had positive cash inflows from operating activities in 1997, 1998 and 1999 of RMB454 million, RMB611 million and RMB1,048 million respectively. The Company also has a strong balance sheet with low gearing which provides room for it to obtain additional financing for any future development.

The cost of borrowing for the Company has been relatively low. For the year ended 31st December, 1999 the weighted average interest rate of the Company on loans, the payment terms of which were between six months to a year, was 5.5367 per cent. per annum, which was lower than the average rate of 5.8500 per cent. per annum quoted during the comparable period by the PBOC.

- *Senior management experience and expertise*

Most of the existing senior management of the Company have 10 to 30 years of experience working in the transport industry, in particular in the operation and management of Expressways, in addition to their legal, finance and engineering expertise.

The management of the Company has a proven track record. Since the listing of the H Shares on the Hong Kong Stock Exchange, the Group's turnover and profit before tax increased respectively from RMB655,069,000 and RMB547,100,000 in 1998 to RMB1,050,498,000 and RMB706,552,000 in 1999. The length of toll roads in operation has also increased from 158.2km to 294.55km.

The Company has been awarded an honourable mention in the Best Annual Reports Awards in 1999 organised by the Hong Kong Management Association. In 1998 Asiamoney selected the Company as one of Asia's 100 best managed companies and one of the top five best managed H Share companies.

History and development

As a result of the rapid development of the economy in the southern region of the Yangtze River Delta, traffic flow in the region increased substantially, resulting in increased levels of traffic congestion on existing roads. In order to alleviate the traffic congestion and to improve the quality of the road network, the PRC Government and the Zhejiang Provincial Government commissioned the construction of an Expressway connecting Shanghai, Hangzhou and Ningbo. The Shanghai-Hangzhou-Ningbo Expressway is part of the National Trunk Road system planned by the PRC Government.

In June 1992 the PRC Government obtained approval for a loan from the World Bank which included US$180 million for the Hangzhou-Ningbo Expressway project. In February 1994 construction of the Shanghai-Hangzhou Expressway commenced and in November 1995 the PRC Government obtained approval for a further loan from the World Bank which included US$200 million for the Shanghai-Hangzhou project. In June 1996 the Zhejiang Provincial Government transferred its entire investment in the Hangzhou-Ningbo Expressway project and other High Grade Road projects in Zhejiang province together with the rights to operate these projects to Provincial Investment Co.

The Company and Provincial Investment Co entered into the Reorganisation Agreement on 24th March, 1997. Pursuant to this agreement, Provincial Investment Co agreed to transfer to the Company its 51 per cent. interest in Jiaxing Co and Yuhang Co together with certain assets and liabilities relating to the Hangzhou-Ningbo Expressway and the Hangzhou Section of the Shanghai-Hangzhou Expressway principally comprising the completed sections of the Shanghai-Hangzhou-Ningbo Expressway, work in progress, land use rights, all the employees of Provincial Investment Co and plant and equipment as well as bank and other loans which together gave the Company a net asset value of approximately RMB 4.5 billion.

On 20th January, 1997, the MOC issued an approval pursuant to which the Company was granted all the rights to operate and collect tolls from the Hangzhou-Ningbo Expressway for a term of 30 years ending on 14th May, 2027 and from the Shanghai-Hangzhou Expressway for a similar period up to 28th December, 2028.

Following the listing of the H Shares on the Hong Kong Stock Exchange in May 1997, the Company acquired from Provincial Investment Co a 2.44 per cent. ownership interest in Jiaxing Co for a consideration of RMB29.4 million thereby increasing the Company's interest in Jiaxing Co to 53.44 per cent..

In October 1997, the Company and Zhejiang Jiaxing Road and Bridge Construction and Development Co., one of the equity owners of Jiaxing Co injected RMB534 million and RMB466 million respectively into Jiaxing Co. The Company continued to hold a 53.44 per cent. ownership interest in Jiaxing Co.

The Company and six other parties including Provincial Investment Co, which currently holds a 6.6 per cent. interest, established Shangsan Co in January 1998. The Company initially had a 51 per cent. ownership interest in Shangsan Co which has registered capital of RMB 2,400,000,000. Shangsan Co is principally engaged in investment in, construction, development, toll-collection and operation of the Shangsan Expressway. The Shangsan Expressway is approximately 143 km long. Phase 1 of this Expressway, comprising four sections in Shangyu, Shengzhou, Xinchang and Tiantai with a total length of 37.5 km, is already operational. The construction of phase 2 is expected to be completed by the end of 2000. The Shangsan Expressway will connect with the Hangzhou-Ningbo Expressway, which is wholly-owned by the Company and the Ningbo-Taizhou-Wenzhou Expressway. The Directors believe that the Shangsan Expressway will attract more traffic to the Group's existing toll roads thereby generating more toll revenue.

On 5th November, 1997, the MOC issued an approval pursuant to which the Company was granted all the rights to operate and collect tolls from the Shangsan Expressway for a term of 30 years. Under the PRC Highway Law, the Company can commence toll collection for this Expressway from the date construction of the Expressway is completed. Further details are given under "Operating and toll collection rights, concession rights and first offer rights".

In addition to its core toll collection business the Company has diversified by way of a series of joint ventures into certain ancillary businesses. In November 1997, the Company established Gaotong Co, with Hangzhou Ao Tu Colour Printing Factory. The Company has an 80 per cent. equity interest in Gaotong Co which has registered capital of RMB5 million. It is primarily engaged in the sale of building materials, metal and china products, the sale and processing of stone products and interior decoration works. In June 1998, the Company set up Advertising Co, with Zhejiang Golden Island Advertising Co. The Company has a 70 per cent. equity interest in Advertising Co which has registered capital of RMB1 million. It is primarily engaged in the advertising business and in particular in bill board advertising along Expressways.

The Company and Zhejiang Huajing Petroleum Company Limited established Petroleum Co on 1st July, 1998. Each party has a 50 per cent. interest in Petroleum Co which has a registered capital of RMB416 million. Petroleum Co is principally engaged in the investment in, construction and operation of petrol stations along High Grade Roads and other roads, the sale of petroleum products and the provision of ancillary services. The number of Petroleum Co's petrol stations (all of which are in Zhejiang) has grown from 33 (at the time of its establishment) to 77 as at the Latest Practicable Date.

In December 1998, the Company increased its equity stake in Jiaxing Co from 53.44 per cent. to 84.20 per cent. by acquiring equity stakes from other equity owners for an aggregate consideration of RMB914,700,000.

In December 1998, the Jiaxing Section and the final 1.3 km portion of the Yuhang Section of the Shanghai-Hangzhou Expressway were opened to traffic. This also marked the opening of the entire Shanghai-Hangzhou-Ningbo Expressway which is the only continuous Expressway directly linking Shanghai, Hangzhou and Ningbo, each of which is a major industrial and commercial hub in the southeast coastal region of the PRC. The Directors believe that the economic activities of Shanghai, Hangzhou and Ningbo will continue to grow which will in turn increase the traffic flow between these three cities. The Group's turnover from toll income in 1999 increased by about 65 per cent. from RMB658,505,000 in 1998 to RMB1,087,672,000 in 1999.

The Company made its first application to the Zhejiang Provincial Government in May 1999 to adjust the distance based toll rate for the Shanghai-Hangzhou-Ningbo Expressway for class 1 vehicles which includes cars, buses with fewer than 20 passengers and trucks of less than 2 tons, from RMB 0.40/km to RMB 0.45/km. The application was approved on 25th June, 1999. The new rate came into effect on 1st July, 1999.

In June 1999, the Company purchased from Xinchang Transport a 4 per cent. ownership interests in Shangsan Co thereby increasing its interest in that company from 51 per cent. to 55 per cent.. The total consideration for this 4 per cent. interest amounted to RMB114,080,000 and out of the total consideration, RMB109,480,000 had been paid by the Company as at the Latest Practicable Date and RMB4,600,000 remains payable by the Company by no later than 15th July, 2000.

Group structure

An outline of the shareholding structure and principal operations of the Company, its subsidiaries, an associate and a jointly controlled entity is set out below:


Holders of H Shares
Provincial Investment Co
33%
67%
the Company
70%
80%
84.2%
51%
100%
100%
55%
50%
50%
Advertising Co
Gaotong Co
Jiaxing Co
Yuhang Co
Shangsan Co
Petroleum Co
Shida Co
Advertising along Expressways
Sale of building materials, metal and china products, sale and processing of stone products and interior decoration works
Jiaxing Section 88.1 km
Yuhang Section 11.1 km
Hangzhou Section 3.4 km
Shanghai-Hangzhou Expressway 102.6 km (this entire Expressway is open to traffic)
Hangzhou-Ningbo Expressway 145.0 km (this entire Expressway is open to traffic)
Shangsan Expressway 143.0 km (37.5 km is open to traffic. Construction of the entire Expressway is expected to be completed by the end of 2000)
Investment in, construction and operation of petrol stations and sale of petroleum related products
Operation of Shida Road
Subsidiaries
Associate
Jointly controlled entity

Hangzhou-Ningbo Expressway

The Hangzhou-Ningbo Expressway is 100 per cent. owned by the Company which has the right to operate the Expressway for a term of 30 years from 15th May, 1997, the date of listing of the H Shares on the Hong Kong Stock Exchange. The Company owns the land use rights to this Expressway. This Expressway, with an overall length of 145.0 km starts from Pengbu, Hangzhou and ends at Dazhujia, Ningbo. It is designed for a maximum speed of 120 km/h. and became fully operational in December 1996.

Shanghai-Hangzhou Expressway

The entire Shanghai-Hangzhou Expressway is 102.6 km long. The Shanghai-Hangzhou Expressway starts at Fengjing which is on the boundary of Shanghai Municipality and Zhejiang Province and ends at Pengbu in Hangzhou where it connects with the Hangzhou-Ningbo Expressway. This Expressway comprises the Hangzhou Section, the Yuhang Section and the Jiaxing Section.

Hangzhou Section

The Hangzhou Section is 100 per cent. owned by the Company. The Company owns the land use rights to the Hangzhou Section. Pursuant to the MOC's approval, the Company has the right to operate this section for a term of 30 years ending on 28th December, 2028. The Hangzhou Section is 3.4 km. long. It is the middle section of the Shanghai-Hangzhou-Ningbo Expressway and connects the Shanghai-Hangzhou Expressway to the Hangzhou-Ningbo Expressway. It is designed for a maximum speed of 120 km/h and became fully operational in December 1995.

Yuhang Section

The Company has a 51 per cent. interest in Yuhang Co which has the right to construct, maintain and manage the Yuhang Section. Yuhang Co has 32 other shareholders two of which hold more than 10 per cent. of the capital of Yuhang Co and none of which is a person connected to the Company. Yuhang Co owns the land use rights to the Yuhang Section. Pursuant to the MOC's approval the Company has the right to operate this section for a term of 30 years ending on 28th December, 2028. The Yuhang Section is 11.1 km. long and comprises that part of the Shanghai-Hangzhou Expressway which falls within the boundary of Yuhang County. It is designed for a maximum speed of 120 km/h and became fully operational in December 1998.

On 24th March, 1997, the Company entered into a management agreement on an arm's length basis with Yuhang Co which provides for the allocation of revenues, expenses and maintenance in connection with the Yuhang Section. Under this agreement, the Company is responsible for the toll collection, management and maintenance of the entire Yuhang Section. Yuhang Co is entitled to receive a share of toll revenue and is required to pay the Company the operating and management expenses attributable to the Yuhang Section. Toll revenue is determined by the actual mileage travelled on the Yuhang Section. It is the Directors' understanding that operating and management expenses are determined according to the relative length of the Yuhang Section in proportion to the Shanghai-Hangzhou Ningbo Expressway. The Company is required to allocate and transfer to Yuhang Co the toll revenue to which Yuhang Co is entitled every 10 days.

In addition, the Company is required to call for tenders or otherwise seek the lowest contract price for medium and large scale repairs relating to the Yuhang Section. The parties must consult each other concerning daily cleaning, afforestation and general maintenance and apportion the expenses accordingly.

Jiaxing Section

The Company has an 84.20 per cent. interest in Jiaxing Co which has the right to construct, operate and manage the Jiaxing Section. Jiaxing Co owns the land use rights to the Jiaxing Section. Pursuant to the MOC's approval the Company has the right to operate this section for a term of 30 years ending on 28th December, 2028. The Jiaxing Section is 88.1 km long and passes through Haining, Tongxiang (a suburb of Jiaxing) and Jiashan. It is designed for a maximum speed of 120 km/h and became fully operational in December 1998.

In January 1999, the Company entered into a management agreement on an arm's length basis with Jiaxing Co. That agreement provides for the allocation of revenues, expenses and maintenance costs in connection with the Jiaxing Section. The terms of this management agreement are similar to the management agreement in respect of the Yuhang Section. Under the agreement, the Company is responsible for the toll collection, management and maintenance of the Jiaxing Section. Jiaxing Co is entitled to receive its allotted share of toll revenue and is required to pay the Company the operating

and management expenses attributable to the Jiaxing Section. Toll revenue is determined by the actual mileage travelled on the Jiaxing Section, while expenses are determined according to the relative length of the Jiaxing Section in proportion to the Shanghai-Hangzhou Expressway. The Company is required to allocate and transfer to Jiaxing Co the toll revenue to which Jiaxing Co is entitled every 10 days.

In addition, the Company is responsible for the management and operation of the service areas (including the restaurants, lodgings and petrol stations) and bill board advertising along the Jiaxing Section.

The principal minority shareholder of Jiaxing Co is Zhejiang Jiaxing Road and Bridge Construction and Development Company, which is not a party connected to the Company and which holds an interest of about 9.9 per cent.. Four other parties hold ownership interests in Jiaxing Co, none of which exceed 3 per cent. ownership interests, and none of such parties are connected to the Company.

Shangsan Expressway

The Company has a 55 per cent. interest in Shangsan Co and pursuant to the Shangsan Concession Agreement the Company has been granted the rights to construct and operate the Shangsan Expressway. Pursuant to the MOC's approval, the Company has been granted the rights to collect tolls for a period of 30 years. Under the PRC Highway Law, the Company can commence toll collection for this Expressway from the date the construction of the Expressway is completed.

The Shangsan Expressway is a Class 1 Road which, upon completion, will run from Guzhu Interchange on the Hangzhou-Ningbo Expressway to Wuao Interchange on the Ningbo-Taizhou-Wenzhou Expressway. It has a design speed of 100 km/h except for the Xinchang section which has a design speed of 60km/h. The construction of the project is divided into two phases. Phase 1, consisting of four short sections in Shangyu, Shengzhou, Xinchang and Tiantai with a total length of 37.5 km. has been operational since February 1997. The construction of phase 2 commenced in December 1997 and is expected to be completed by the end of December 2000 when the Shangsan Expressway will connect the Hangzhou-Ningbo Expressway and the Ningbo-Taizhou-Wenzhou Expressway.

The Group is responsible for the toll collection and the maintenance of the operational section of this Expressway. The Company intends to enter into a management agreement with Shangsan Co relating to the operation of, and toll collection on, the Shangsan Expressway as soon as it becomes fully operational and opens to traffic. The Directors anticipate that the routine maintenance of this Expressway will be carried out by Shangsan Co and any major overhaul will be put out to tender. In addition, the Directors anticipate that the other terms of this agreement will be similar to those governing the management of the Yuhang Section and Jiaxing Section.

Road Map of the Group



JIANGSU
Changxin
Huzhou
Shanghai - Hangzhou Expressway
320
Fengjing
Jiaxing
SHANGHAI
JIAXING
Deqing
104
Shida Road
320
01
01
HANGZHOU BAY
HANGZHOU
104
329
Xiaoshan
320
Shaoxing
329
Cixi
Yuyao
61
Shangyu
104
329
Hangzhou-Ningbo Expressway
59
NINGBO
Shengxian
Xinchang
Shangsan Expressway
104
Tiantai
Sanmen
Provincial Border
Expressway open to traffic
Expressway under construction
National Road
Provincial Road

Operation of the Expressways of the Group

At present, the Group is primarily engaged in the business of operating and collecting tolls on the Shanghai-Hangzhou-Ningbo Expressway and the operational section of the Shangsan Expressway.

The operational and management costs of the Shanghai-Hangzhou-Ningbo Expressway principally comprise the salaries and benefits of the employees of the various operating companies, and the repair and maintenance costs of this Expressway and its facilities. The Directors believe that the cost systems established by the Company are effective in containing the operating costs of the Shanghai-Hangzhou-Ningbo Expressway.

The Group is responsible for the maintenance of the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway. These responsibilities include the cleaning of the road surface, minor repairs to the lanes, cleaning of the gutters and sewers, grass mowing, afforestation and maintenance of buildings, equipment and facilities (including the lighting system, toll collection equipment, telecommunications equipment and traffic control equipment). The Group also derives income from the maintenance of third parties' roads.

The toll collection system is a computerised network. Under the toll collection system, an IC Card is issued by a computerised encoder to vehicles entering the Expressway and the toll charge is collected at the exit according to data recorded on the IC Card. The toll charges can be paid either in cash or by stored value debit cards.

The Company has commissioned the Executive Commission to arrange to upgrade the toll collection system and to introduce traffic monitoring and control systems and communication and lighting systems to the Hangzhou-Ningbo Expressway. The Company has been assigned the benefit of these contracts and has assumed all the repayment obligations for any drawdowns on the World Bank funding in respect of them. In the event of any breach of contract, the Executive Commission is obliged to enforce the terms of any contract failing which it will indemnify the Company against any losses it suffers. The traffic monitoring and control system and the communications and lighting systems have already been installed and are fully operational.

The Group has plans to upgrade the toll collection system and introduce traffic monitoring and control systems and communication and lighting systems similar to those now in use on the Hangzhou-Ningbo Expressway to the Shanghai-Hangzhou Expressway.

Collection of tolls on the operational section of the Shangsan Expressway is done manually. Shangsan Co intends to enter into contracts through tender by bidding to introduce to the Shangsan Expressway a toll collection system, a traffic monitoring and control system and communications and lighting systems similar to those now in use on the Shanghai-Hangzhou-Ningbo Expressway.

Financing Arrangements for the Expressways of the Group

As at 31st December, 1999, the Group incurred approximately RMB3,252 million of capital commitments which are payable in the next one to four years for the construction and expansion of the Expressways, of which approximately RMB2,505 million will be used for the construction of the Shangsan Expressway and is payable in the next one to two years, and approximately RMB747 million will be used for the expansion of the existing Expressways and will be payable in the next one to four years.

The Group may seek to finance the construction of the Shangsan Expressway through the use of the unpaid registered capital of RMB176 million of Shangsan Co which is to be further injected by the minority shareholders and by way of a bond issue by Shangsan Co in an amount of RMB200 million expected to be guaranteed by the Company with the balance to be financed by commercial bank borrowings. The Group may seek to finance the expansion of the existing Expressways by using the toll revenue generated from operations and commercial bank borrowings.

Operating and toll collection rights, concession rights and first offer rights

The Company has the rights to operate and collect tolls, and certain related concession rights in connection with the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway. The Company also has rights of first offer granted by the Zhejiang Provincial Government with respect to other High Grade Roads in Zhejiang Province.

1. *Operating and toll collection rights*

The Company currently owns the operating and toll collection rights for the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway which were granted at central government level by the MOC and at the provincial government level pursuant to the Concession Agreement and the Shangsan Concession Agreement respectively.

Under the terms of the MOC approval, the rights in respect of the Shanghai-Hangzhou-Ningbo Expressway have a 30-year term. The toll collection operating term for the Hangzhou-Ningbo Expressway commenced on 15th May, 1997, which was the date on which the H Shares were listed on the Hong Kong Stock Exchange. The toll collection operating term for the Hangzhou Section, the Yuhang Section and the Jiaxing Section of Shanghai-Hangzhou Expressway commenced on 29th December, 1998, the date on which this Expressway opened to traffic.

Pursuant to the MOC's approval, the Company has been granted the rights to collect tolls for Shangsan Expressway for a period of 30 years. Under the PRC Highway Law, the Company can commence toll collection for this Expressway from the date construction of the Expressway is completed.

2. *Concession rights*

The concession rights granted to the Company pursuant to the Concession Agreement and the Shangsan Concession Agreement include:

a. Construction and management rights:

These include the right to design and construct, improve and expand, invest in and operate, manage and maintain the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway and their respective ancillary facilities;

b. Toll-collecting rights:

These include firstly, the right to fix and collect tolls in relation to the vehicles using the Shanghai-Hangzhou-Ningbo Expressway or the Shangsan Expressway and secondly, the right to collect other charges related to the Shanghai-Hangzhou-Ningbo Expressway or the Shangsan Expressway and their respective ancillary facilities; and

c. The right and/or authority to:

(i) transfer, or act through agents in respect of, all rights and authorities referred to in sub-paragraphs a and b above;

(ii) construct entrance ramps to and exit ramps from the Shanghai-Hangzhou-Ningbo Expressway or the Shangsan Expressway;

(iii) operate the Shanghai-Hangzhou-Ningbo Expressway or the Shangsan Expressway independently or in conjunction with any other party;

(iv) raise financing and provide security;

(v) put out to tender (including tender by competitive bidding) and decide the terms of and enter into any contract the Company deems appropriate;

and all other acts necessary or appropriate for the exercise of the rights and authorities referred to above.

3. *First offer and other rights*

Under the Concession Agreement, before the Zhejiang Provincial Government, or any department which is so authorised by the Zhejiang Provincial Government, grants to any third party any concession right relating to the construction and operation of High Grade Roads in Zhejiang Province similar to the concession right granted to the Company, it will offer such concession right to the Company by serving notice on the Company detailing the terms of such right.

In addition, Zhejiang Provincial Government has undertaken that:

a. it will use its best efforts to assist the Company in obtaining land use rights required for roads over which the Company has been granted concession rights;

b. it will use its best efforts to assist the Company in obtaining financing on preferential terms;

c. it will waive its right to levy on the Company any charges, other than charges payable by the Company pursuant to PRC laws and regulations or pursuant to express regulations of the Zhejiang Provincial Government;

d. the Company will be entitled to enjoy such preferential treatment as may be granted to certain other Expressway and Class 1 Road related companies;

e. it will use its best efforts to ensure that the concession rights and the land use rights of the Company are not impaired or obstructed in any way;

f. it will use its best efforts to procure that no subdivision of the Zhejiang Provincial Government will promulgate any regulation which is in conflict with the terms of the Concession Agreement or has any adverse impact on the implementation of the Concession Agreement; and

g. except as otherwise expressly agreed by the Company in writing, the Zhejiang Provincial Government will not plan or permit the construction, alteration or expansion of any Expressway or Class 1 Road parallel to or running in the same direction as the Shanghai-Hangzhou-Ningbo Expressway within 50 km either side of it while the daily traffic volume (averaged on an annual basis) equals or is less than 70,000 vehicles as a four-lane road or 100,000 vehicles as a six-lane road.

Under the Shangsan Concession Agreement, unless expressly agreed by the Company in writing, the Zhejiang Provincial Government has undertaken that it will not plan or permit the construction, alteration or expansion of any Expressway or Class 1 Road parallel to or running in the same direction as the Shangsan Expressway within 50 km either side of it while the daily traffic volume (averaged on an annual basis) equals or is less than 70,000 vehicles as a four-lane road or 100,000 vehicles as a six-lane road.

Summary of financial information

The following information is derived from the full text of this document including the financial information set out in Part II. Investors should read the whole of this document and not rely on the summarised information set out below.

In the three financial years ended 31st December, 1999, the Group's consolidated turnover increased by approximately 126 per cent. to approximately RMB1,050 million whilst its profit from operating activities also increased by approximately 78 per cent. to approximately RMB857 million. The increase in the reported income and operating profit of the Group was attributable to the strong growth in the toll revenue.

Set out below is a summary of the audited consolidated financial results of the Company for the three years ended 31st December, 1999 which is extracted from the Accountants' Report set out in Part II of this document.

Summary of the audited consolidated financial results of the Group

	Year ended 31st December, 1997	**Year ended 31st December, 1998**	**Year ended 31st December, 1999**
	RMB'000	*RMB'000*	*RMB'000*
Turnover	463,692	655,069	1,050,498
Profit from operating activities	482,576	622,859	856,915
Profit before tax	372,226	547,100	706,552
Net profit from ordinary activities attributable to shareholders	296,332	404,391	548,311
Earnings per share (RMB)	7.77 cents	9.31 cents	12.62 cents

Current trading and future prospects

Compared with the equivalent amounts for the corresponding period in 1999, the turnover, gross profit, profit from operating activities and profit before tax recorded in the unaudited management accounts of the Group for the period from 1st January, 2000 to 31st March, 2000 have increased significantly. These significant increases are mainly attributable to the following:

1. the opening of the Jiaxing Section to traffic at the end of 1998. The daily traffic volume of the Jiaxing Section increased gradually throughout 1999. The opening of the Jiaxing Section has also led to enhanced volumes due to the completion of the road network from Shanghai to Ningbo;

2. the toll rate adjustment for the Shanghai-Hangzhou-Ningbo Expressway in July 1999 which, together with a steady growth in traffic volume for all categories of vehicle, has resulted in an increase in toll revenue; and

3. the corresponding operating costs, administrative costs and finance costs were relatively stable and have not increased in line with toll revenue.

The Group's aggregate debt, comprising interest bearing bank loans and other borrowings, has increased by 11 per cent. from RMB3,159,897,000 as at 31st December, 1999 (as recorded in the

Group's audited financial statements) to RMB3,557,487,000 as at 31st March, 2000 (as recorded in the Group's unaudited management accounts). The increase mainly consists of a further drawdown of the loan from The International Bank for Reconstruction and Development in respect of the Jiaxing Section amounting to US$6,359,000 and new commercial bank loans totalling RMB235,000,000 for the construction of the Shangsan Expressway.

The Directors expect that the Company will ensure the timely completion of the Shangsan Expressway in the current financial year. In addition, the Company also plans to widen certain sections of the Hangzhou-Ningbo Expressway from four lanes to six lanes.

The Company intends to invest in toll road related infrastructure projects, and will continue to develop value added services, such as fuel facilities, shops, restaurants, recreational and other service area facilities, and advertising along the Expressway corridor.

The Company plans to develop advanced traffic monitoring and control, communications, toll collection and lighting systems and to introduce these advanced systems to the market. The Company intends to further develop the optical fibres communication business along the Expressways. The Company is also considering the feasibility of developing a logistics chain business in cooperation with strategic partners with expertise in e-commerce, product manufacturing and/or distribution and haulage.

For the reasons outlined above, on the basis of the current political and economic environment and subject to seasonal factors, the Directors are confident about the prospects for the financial and trading position of the Group for the remainder of the financial year.

Management and employees

Executive Directors

Mr. GENG Xiaoping, age 51, is the Chairman and General Manager of the Company responsible for the overall management of the Company's businesses. Mr. Geng graduated from the East China College of Political Science and Law and obtained a bachelor degree in law in 1984. From 1979 to 1991 he held various positions at the People's Procuratorate of Zhejiang Province including Secretary, Division Chief and Deputy Procurator. In 1991, he was appointed the Deputy Director of Zhejiang Provincial Expressway Executive Commission, responsible for the business operation and administration of the Expressway system in Zhejiang. Mr. Geng has been the Chairman and General Manager of the Company since March 1997.

Mr. FANG Yunti, age 50, senior engineer, is the Deputy General Manager and Chief Financial Officer of the Company responsible for the planning, finance, project development, investment and administration of the Company. Mr. Fang graduated from Qing Hua University majoring in automotive engineering in 1976. From 1983 to 1988, he was the Deputy General Manager of Zhejiang Province Automobile Transport Company. From 1988 to 1990, he was the Chief Engineer at the Provincial Road Transport Company. In 1991, he was appointed as the Head of the Operating Administrative and Technical Equipment Divisions of the Zhejiang Provincial Expressway Executive Commission and his responsibilities included supervision of the operation management and equipment purchasing of the Shanghai-Hangzhou-Ningbo Expressway. Mr. Fang has been a Director since March 1997 and was Deputy General Manager of the Company from March 1997 to February 2000 responsible for the overall operations of the Shanghai-Hangzhou-Ningbo Expressway including responsibility for technical equipment used by the Company in its operations.

Mr. ZHANG Jingzhong, age 36, senior lawyer, is the Secretary to the Board of Directors of the Company. Mr. Zhang graduated from Hangzhou University in July 1984 obtaining a bachelor degree in law. In 1984, he joined the Zhejiang Provincial Political Science and Law Policy Research Unit. From 1988 to 1994, he was the Associate Director of Hangzhou Municipal Foreign Economic Law Firm. In 1992, he obtained the qualifications required by the regulatory authorities in China to practise securities law. In January 1994, Mr. Zhang became the Senior Partner at the T&C Law Firm in Hangzhou. Mr. Zhang has been a Director and Secretary to the Board of Directors of the Company since April 1997.

Mr. XUAN Daoguang, age 55, senior engineer, is the Deputy General Manager of the Company responsible for the operation, maintenance and equipment of the Company. Mr. Xuan graduated from the Tong Ji University in 1967 with a bachelor degree in engineering, majoring in the construction and design of bridges and tunnels. Mr. Xuan has 31 years of experience in engineering maintenance with the Road Administration Division. He was the Section Head and, later, the Head of the Road Administrative Division of Jinhua City. He worked for the Zhejiang Provincial Expressway Executive Commission and was responsible for the administration of engineering works within Zhejiang Province, including repair and maintenance on the completed sections of the Shanghai-Hangzhou-Ningbo Expressway. Mr. Xuan has been a Director since March 1997 and was Manager of the Company from March 1997 to February 2000 responsible for repair and maintenance.

Non-executive Directors

Mr. XIA Linzhang, age 56, senior engineer, is a member of the Audit Committee of the Company. Mr. Xia graduated form Jiao Zou Mining College. He was the head of Suichang Coal Mine, Standing Head and Head of Suichang County, Zhejiang Province. Mr. Xia was appointed the Chief of the Planning and Finance Division of the Zhejiang Provincial Expressway Executive Commission in 1990. He is currently the Deputy General Manager and Manager of Zhejiang Provincial High Class Highway Investment Co., Ltd. responsible for finance. Mr. Xia was the Chairman of the Supervisory Committee of the Company from March 1997 to February 2000.

Ms. ZHANG Chunming, age 35, senior lawyer, is a member of the Audit Committee of the Company. Ms. Zhang graduated from the East China College of Political Science and Law in Shanghai obtaining a bachelor degree in law in 1986. From 1987 to 1994, she practised as a lawyer with the Zhejiang Provincial Economics Law Firm in Hangzhou and her practice included financial, securities and property matters. Ms Zhang has also obtained the qualifications required by the regulatory authorities in China to practise securities law and, in 1994, she spent six months undergoing training in Hong Kong. Since 1994 she has been a Partner and Director of Zhejiang Shield Law Office. Ms. Zhang has been a Director since March 1997 and was Manager of the Company from March 1997 to February 2000 responsible for legal and securities related matters.

Independent Non-executive Directors

Dr. HU Hung Lick, Henry G.B.S. O.B.E. Ph.D. J.P., age 80, is a member of the Audit Committee of the Company. Dr. Hu has been practising as a barrister for over 45 years and is currently the President of Shue Yan College in Hong Kong, a member of the Standing Committee of the Chinese People's Political Consultative Congress and the China International Economic and Trade Arbitration Commission. Dr. Hu is also an adviser to the China Research Committee of Juvenile Delinquency. Dr. Hu has been an Independent Non-executive Director since March 1997.

Mr. TUNG Chee Chen, age 57, Chairman of Orient Overseas (International) Limited, is the Chairman of the Audit Committee of the Company. Mr. Tung obtained his Bachelor of Science degree

from the University of Liverpool, England. He later acquired a Masters degree in mechanical engineering at the Massachusetts Institute of Technology in the United States. He is currently a registered Professional Engineer in the State of California. Mr. Tung has been an Independent Non-executive Director since March 1997.

Mr. ZHANG Junsheng, age 63, professor, is a member of the Audit Committee of the Company. Mr. Zhang graduated from Zhejiang University in 1958, and was a lecturer, an associate professor and an advising professor at the Zhejiang University, and a professor concurrently at, among other universities, the Zhongshan University. In 1980, he became the Deputy General Secretary of Zhejiang University. In 1983, Mr. Zhang served as the Deputy General Secretary of the Hangzhou City Government. In 1985, he began to work for the Xinhua News Agency, Hong Kong Branch, and became its Deputy Director in 1997. Mr. Zhang took up the post of General Secretary of Zhejiang University in September 1998. Mr. Zhang is currently a Special Advisor to the Zhejiang Provincial Government, an Advisor to the Sichuan Provincial Government, and a Senior Advisor to the Shenzhen City Government.

Supervisors

Mr. MA Kehua, age 47, senior economist, is the Chairman of the Supervisory Committee of the Company. Mr. Ma graduated from Shanghai Railway Institute in 1977, after which he worked as an engineer at Shanghai Railway Bureau No. 1 Construction Company and the Plumbing and Electricity Section of Shanghai Railway Bureau, Hangzhou Branch. Mr. Ma was in charge of the Planning and Finance Division at the Zhejiang Local Railway Company, and became Deputy Division Chief and Division Chief of Zhejiang Jinwen Railway Executive Commission responsible for material supply in 1993. Mr. Ma took up the post of Deputy General Secretary of Zhejiang Construction and Investment Company in March 1999, and is currently the Deputy General Secretary of Provincial Investment Co.

Mr. NI Ciyun, age 49, senior economist, is a member of the Supervisory Committee of the Company representing the staff and workers. Mr. Ni graduated from Tianjin University in 1976 majoring in mechanical manufacturing. He became a Deputy Manager and Manager at Zhejiang Jiaxing Shipping Company in 1981, Deputy Director of Jiaxing Communications Bureau in 1989, Director of Zhapu Port Executive Commission in 1990, Director of Jiaxing Zhapu Port Authority in 1992, and Deputy Director of Shanghai-Hangzhou-Ningbo Expressway Jiaxing Construction Executive Commission in 1993. Mr. Ni is currently the Chief Administrator of the Company's Jiaxing Section.

Mr. LU Fan, age 44, senior economist with a Master in Economics degree, is an independent member of the Supervisory Committee of the Company. Mr. Lu was an assistant researcher at the World Economy Research Institute of Zhejiang Social Science Academy, and became the Vice-Director of Zhejiang Asia-Pacific Research Institute in 1991. Mr. Lu joined Zhejiang Securities Co., Ltd. in 1994. He was the General Manager of the Investment Banking Division and is currently the Vice President of Zhejiang Securities Co., Ltd.

Mr SUN Xiaoxia, age 37, professor, is an independent member of the Supervisory Committee of the Company. Mr. Sun graduated from Wuhan University, School of Law with a Master in law degree. He has worked as an Assistant Lecturer, Lecturer, Assistant Professor and Tutor for graduate students at Hangzhou University, School of Law. Mr. Sun is currently the Deputy Dean of the School of Law and Dean of the Department of Law, Zhejiang University. In addition, Mr. Sun is a lawyer with Zheda Law Firm, a standing member of the China Jurisprudence Research Society, a member of the International Society for Philosophy of Law and Social Philosophy (IVR), and a member of the IVR's China Branch.

Mr. ZHENG Qihua, age 37, senior accountant, is an independent member of the Supervisory Committee of the Company. He is currently the Deputy General Manager of the Zhejiang Pan-China Certified Public Accountants, and guest professor at Zhejiang Finance and Economics Institute. Mr. Zheng was among the first batch of Chinese registered accountants to obtain qualifications required for practising accountancy involving securities in 1992. He has working and training experiences in Hong Kong and Singapore, and spent approximately six months working with the Listing Division of the CSRC from 1997 to 1998.

Staff

As at the Latest Practicable Date, the Group had in aggregate 1,825 employees. The number of employees by area of operation were as follows:

Administration and Management	283
Engineering and Technical Personnel	281
Toll Collection and Other Staff	1,261
Total	1,825

The Company and its subsidiaries have not experienced any significant labour disputes.

Properties

The Company owns the land use rights over the Hangzhou-Ningbo Expressway and the Hangzhou Section of the Shanghai-Hangzhou Expressway, and full title to the related Expressway facilities. These land use rights have been allocated for a term of 30 and 33 years respectively commencing on 10th April 1997. In addition, the Company holds 51 per cent. and 84.20 per cent. interests in Yuhang Co and Jiaxing Co respectively, which are the holders of the land use rights in respect of the Yuhang Section and the Jiaxing Section of the Shanghai-Hangzhou Expressway. The land use rights over both the Jiaxing Section and the Yuhang Section have been granted for a term of 33 years commencing from 10th April, 1997.

The Company's office premises are at 18th and 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou, Zhejiang which has a gross floor area of approximately 1,800 square meters.

Environmental Protection

In the PRC, environmental protection is substantially governed by the Environmental Protection Law and a number of related regulations covering air pollution, air quality, fresh water and ocean pollution and the administration of hazardous substances. Under the Environmental Protection Law, provincial and local governments are encouraged to supplement the central government's laws and regulations with local laws and standards to suit the local situation. The Environmental Protection Law and related regulations focus on the handling of pollutants and harmful substances. Once road construction and civil engineering works for an Expressway are completed, the environmental impact of an Expressway operation is reduced. The Group's construction and civil engineering works at present include those in respect of the Shangsan Expressway and such works are carried out in accordance with the requirements of the State Environmental Protection Bureau.

Principal shareholder

As at the Last Practicable Date, Provincial Investment Co held 67 per cent. of the issued share capital of the Company. Provincial Investment Co is under the control and supervision of Zhejiang Provincial Government.

As the H Shares are primarily listed on the Hong Kong Stock Exchange, the Company complies, and has been complying, with the requirements of the Hong Kong Listing Rules in respect of any transactions between itself and its controlling shareholder within the meaning of those rules. Under the Hong Kong Listing Rules Provincial Investment Co. is considered a controlling shareholder of the Company. Any transactions between the Company and Provincial Investment Co., unless exempt under the Hong Kong Listing Rules, are required to be disclosed by way of press announcements and/or shareholders' circulars. These transactions may also be subject to independent shareholders' approval.

Pursuant to a confirmatory deed dated 25th April, 2000 entered into between the Company and Provincial Investment Co, each party has acknowledged that each of the transactions between the Company and Provincial Investment Co (and any of its associates) has complied and will continue to comply with the requirements under the Standardizing Opinion (a summary of which is set out under sub-paragraph (b) headed "PRC securities law and regulations" under paragraph (1) headed "PRC Company Law" in Part III of this document) and is, and will be, at arm's length and on a normal commercial basis so long as Provincial Investment Co is a controlling Shareholder (within the meaning of the London Listing Rules) of the Company.

By complying with the requirements under the Hong Kong Listing Rules and pursuant to the confirmatory deed mentioned above, the Company is satisfied that it is capable of carrying on its business independently of Provincial Investment Co, and all transactions and relationships between the Company and Provincial Investment Co are, and will be, at arm's length and on a normal commercial basis.

Provincial Investment Co has also undertaken to the Company that if any conflicts of interest arise between Provincial Investment Co and the shareholders of the Company and as long as (i) Provincial Investment Co holds 30 per cent. or more of the issued shares of the Company and the Company is listed on the Hong Kong Stock Exchange and the Official List or (ii) Provincial Investment Co is regarded as the controlling shareholder (under the provisions of the Hong Kong Listing Rules, the London Listing Rules and other relevant laws and regulations), Provincial Investment Co will not, in any place within or outside Zhejiang Province in any manner (including, but not limited to, operating through a wholly owned enterprise, establishing a joint venture company or owning shares or other interests in other companies or enterprises):

- participate in the construction, management or operation of any toll or non-toll road, tunnel or bridge which is competing or may compete in the future directly or indirectly with any toll or non-toll road, tunnel or bridge which is or may be in the future owned, managed or operated by the Company; or

- participate in any business activity which is competing or may compete in the future directly or indirectly with the present or future business of the Company.

If a conflict of interest arises out of such participation in the future, Provincial Investment Co has agreed to use its best endeavours to divest itself of such interest in a timely manner.

Summaries of all the agreements entered into between the Company and Provincial Investment Co are set out in sub-paragraphs (a) to (e) of paragraph 6 under the heading "Material Contracts" in Part IV of this document.

Other than any dividend to be distributed by the Company, Provincial Investment Co has agreed not to receive from or charge the Company any fees or other expenses (whether in the form of management fees, technical assistance fees, licence fees or otherwise).

Relationship with main relevant state authorities and administrative bodies

The financing, construction and operation of the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway have involved and required approval from various State and regional authorities and administrative bodies. These include the State Council, SPC, MOF, MOC, Zhejiang Provincial Government, the Zhejiang Department of Communication, the Zhejiang Provincial Planning and Economic Commission, the Zhejiang Department of Finance and the Executive Commission.

The MOF is responsible for obtaining the loans provided by the World Bank in respect of the Shanghai-Hangzhou-Ningbo Expressway. The construction of the Hangzhou-Ningbo Expressway and the Shanghai-Hangzhou Expressway was financed partially by the World Bank pursuant to the project agreements entered into between Zhejiang Province and the World Bank in April 1992 and November 1995.

The MOC and the Zhejiang Department of Communication are responsible for administration of roads at the State and provincial level respectively. The Zhejiang Department of Communication is also supervised by the Zhejiang Provincial Government. The MOC and the Zhejiang Provincial Government granted the operating and toll collection rights for the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway to the Company. The existing toll rates for the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway have been approved by the Zhejiang Provincial Government.

Zhejiang State Assets Bureau is an administrative authority under the Zhejiang Provincial Government, responsible for the management of state assets. Its function is supervised and directed by the MOF. The Zhejiang Provincial Government established Provincial Investment Co. Zhejiang State Assets Bureau supervises Provincial Investment Co in respect of the state assets held by it.

The Zhejiang Provincial Government set up the predecessor of the Executive Commission in January 1990 to organise, direct and co-ordinate the construction of the Shanghai-Hangzhou-Ningbo Expressway. In June 1996, the Executive Commission was given the added responsibility of constructing and managing all Expressways within Zhejiang Province. Pursuant to the approval given by the MOC, the Concession Agreement and the Shangsan Concession Agreement, the right to operate and collect tolls on the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway was assigned to the Company. The Jiaxing Municipal Government and the Yuhang Municipal Government established the Jiaxing Executive Commission and the Yuhang Executive Commission. The construction and the management of the Jiaxing Section and the Yuhang Section were delegated to the Jiaxing Executive Commission and the Yuhang Executive Commission respectively.

Pursuant to the Supplementary Terms Agreement the works in progress in respect of the Shanghai-Hangzhou-Ningbo Expressway were constructed by the Executive Commission, the Jiaxing Executive Commission and the Yuhang Executive Commission on behalf of and as directed by the Company, Jiaxing Co and Yuhang Co in respect of the sections which each company owns. Pursuant

to the Supplementary Terms Agreement, such Executive Commissions were to ensure that such works would be completed in compliance with the requirements under the relevant project agreements between the World Bank and the Zhejiang Provincial Government and in accordance with the relevant construction agreements and the Concession Agreement. During the construction period the legal responsibilities under the World Bank project agreements were borne by such Executive Commissions. As the works have now been completed, the role of the Executive Commissions has diminished. Each of the Company, Yuhang Co and Jiaxing Co now operates all the sections and each has undertaken to do so in compliance with the requirements of the World Bank project agreements. During the operating period, the respective legal responsibilities under the World Bank project agreements are borne by the Company, Jiaxing Co and Yuhang Co.

The Chart below shows the responsibilities and reporting lines for the above authorities.


State Council
MOC
Zhejiang Provincial Government
MOF
Zhejiang Department of Communication
Zhejiang State Assets Bureau
Provincial Investment Co
The Group
------ Supervisory Lines
—— Ownership Lines

Competition

The Shanghai-Hangzhou Expressway runs parallel in certain places to National Road 320 and Provincial Road 01. The Shanghai-Hangzhou Expressway is a more direct routing between Shanghai and Hangzhou, being approximately 102.6 km in length, whereas the corresponding section of National Road 320 is longer by over 20 km.

The Hangzhou-Ningbo Expressway runs in the same direction, at various points, as National Roads 104 and 329 and Provincial Roads 59 and 61. The Hangzhou-Ningbo Expressway is approximately 145.0 km long, whereas the corresponding routes on National Roads 104 and 329 and Provincial Roads 59 and 61 are longer by over 40 km.

Certain parts of the Shangsan Expressway run parallel to National Road 104. The Shangsan Expressway will provide a more direct routing between Shangyu and Sanmen, being approximately 143 km in length. The corresponding section of National Road 104 is longer than Shangsan Expressway by over 27 km. The other alternative route running from Shangyu to Sanmen via Ningbo is longer than the Shangsan Expressway by over 60 km.

The National and Provincial Roads referred to above are either Class 2 Roads or below. A different mix of vehicles (including certain slower vehicles not permitted on the Shanghai-Hangzhou-Ningbo Expressway or the Shangsan Expressway, such as tractors, bicycles and animal-drawn vehicles) can use these roads. In addition, these National and Provincial Roads are not Closed System roads. Accordingly, the Directors believe these roads are more suited for short distance local traffic and are not well suited for long distance traffic. The design capacity of a general Class 2 Road ranges from 3,000 to 7,500 vehicles (comprising mixed traffic) per day.

The Directors believe the undertakings given by the Zhejiang Provincial Government in the Concession Agreement and the Shangsan Concession Agreement will help to preserve the competitive advantages of the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway. The Zhejiang Provincial Government has undertaken under the Concession Agreement that, until the daily traffic volume of the Shanghai-Hangzhou-Ningbo Expressway (averaged on an annual basis) is at least 70,000 vehicles as a four-lane road (or 100,000 vehicles as a six-lane road, if constructed), it will not plan or permit the construction, renovation or expansion of any Expressways or Class 1 Roads that are parallel and within 50 km either side of it without the written approval of the Company. In addition, under the Shangsan Concession Agreement, unless expressly agreed by the Company in writing, the Zhejiang Provincial Government has undertaken that it will not plan or permit the construction, alteration or expansion of any Expressway or Class 1 Road parallel to or running in the same direction as the Shangsan Expressway within 50 km either side of it while the daily traffic volume (averaged on an annual basis) equals or is less than 70,000 vehicles as a four-lane road or 100,000 vehicles as a six-lane road.

Investment considerations

The Company and its subsidiaries are established in the PRC and their businesses and operations are conducted in the PRC. Further information on the PRC and certain related matters discussed below, is set out in Part III of this document under the headings "PRC Company Law" and "Other Relevant PRC Laws and Regulations" and in Part IV of this document under the heading the "Articles of Association of the Company". In addition to the factors which affect the business of the Group that have already been described above, the following factors may also have a material effect on the Group and its operations.

Legal and other regulatory considerations

Legal system

As the Company and its subsidiaries are established in the PRC and their businesses and operations are primarily conducted in the PRC, the Company and its subsidiaries and their businesses and operations are governed by the legal system of the PRC. The PRC legal system is a codified

system with written laws, regulations, administrative directives and internal guidelines. Prior decisions by PRC courts may be cited as authority but do not have effect as binding precedent. The PRC is in the process of establishing a comprehensive system of laws and regulations. Considerable progress has been made with the existing body of laws and regulations, particularly in areas such as foreign investment, corporate organisation and governance, securities, taxation and administrative law. This development has significantly enhanced the protection provided to foreign investors. However, some of the laws and regulations are still of an experimental nature and are subject to modification. Moreover, experience in the implementation, interpretation and enforcement of such laws and regulations and contracts, undertakings and commitments governed thereby is still limited and the outcome of dispute resolution is not as predictable as in some other jurisdictions.

Company Law

The Company Law, which relates to the validity of companies' activities, the responsibilities and fiduciary duties of directors and management, the rights and obligations of controlling shareholders and the rights of minority shareholders, differs materially from the laws and regulations which apply to companies incorporated in the United Kingdom, the U.S., Hong Kong or other jurisdictions, particularly in the areas of investor protection and information disclosure. Further details are set out in the section headed "PRC Company Law" in Part III of this document.

In order to mitigate the effect of such differences, the SCRES has formulated, and the Hong Kong Stock Exchange has adopted through its Listing Rules, the Mandatory Provisions, which must be incorporated in the articles of association of all PRC companies listed in Hong Kong. A summary of the Articles of Association of the Company is set out in Part IV of this document.

Securities laws and regulations

On 29th December, 1998, the Securities Law of the PRC was passed by the Standing Committee of the National People's Congress. The Securities Law and regulations of the PRC are not as comprehensive as those of countries which are members of the Organisation for Economic Co-operation and Development. A summary of the PRC Securities Law and relevant regulations is set out in the section headed "Other Relevant PRC Laws and Regulations" in Part III of this document.

Tax laws and regulations

Under existing PRC regulations, PRC withholding tax is not imposed in respect of dividends paid on H Shares. If withholding tax is imposed on dividends of H Shares in the future, the tax rate, based on PRC tax laws and regulations currently applicable, would be 20 per cent., except for dividends payable to shareholders from certain jurisdictions having a tax treaty with the PRC, in which case the tax rate would generally be reduced to 10 per cent.. There is such a tax treaty between the PRC and the United Kingdom.

Investors should note that there is no certainty as to whether or not the current preferential tax treatment on dividends will be continued in the future. Details of PRC taxes applicable to companies in the PRC and their shareholders are set out in Part IV of this document.

According to the Provisional Regulations of Income Tax for Domestic Companies effective on January 1994 and stipulated by the State Council, all Chinese companies, including State-owned companies, collective enterprises, private enterprises, joint stock companies and other companies (excluding foreign invested enterprises and foreign companies) are required to pay income tax at a rate of 33 per cent. on taxable income derived from their production of goods and business activities.

However, pursuant to the directives issued by the Zhejiang Provincial Government and the Jiaxing and Yuhang municipal governments, the Company, Jiaxing Co and Yuhang Co are entitled to refunds from the Zhejiang Finance Bureau or the Municipal Finance Bureau of Jiaxing and Yuhang, as the case may be, in an amount equal to 18 per cent. of their taxable income representing financial subsidies. The directive issued by the State Council on 11th January, 2000 numbered Guo Fa [2000] 2 seeks to correct the tax refund policies adopted by the provincial and municipal governments with effect from 1st January, 2000. The possible effects which this directive may have on the Group are detailed under the sub-heading "Income tax refund" in this section.

Regulatory framework on PRC issuers listing overseas

The current regulatory framework in the PRC for securities activities is still at an early stage of development. Any PRC company listed in Hong Kong (including the Company) and its directors must, in addition to PRC laws and regulations, comply with the relevant securities laws and regulations, rules and codes in Hong Kong affecting listed companies, including the provisions of the Companies Ordinance relating to prospectuses, the Securities Ordinance, the Securities (Insider Dealing) Ordinance, the Securities (Disclosure of Interests) Ordinance, the Hong Kong Listing Rules, the Code on Takeovers and Mergers and the Code on Share Repurchase. Through these laws, regulations, rules and codes, the Company will be subject to the securities regulatory framework in Hong Kong and once the H Shares are listed on the Official List it will be subject to the London Listing Rules which apply to overseas companies seeking a secondary listing on the Official List.

Political structure and economic environment in the PRC

The Company's financial prospects may be affected by general economic conditions in the PRC. Furthermore, the general economic conditions in the PRC may often be very different from those of countries which are members of the Organisation for Economic Co-operation and Development, particularly with respect to aspects such as the structure of the economy, level of development, rate of recapitalisation, rate of economic growth, government policy, methods of allocating resources and rate of prevailing inflation.

Since 1978, the PRC has been carrying out economic reforms, gradually changing from a planned economy to more of a market-oriented economy. The Directors believe that the Group is likely to benefit from the economic growth which has occurred, and is expected to continue, as a consequence of these reforms. However, many of the reforms are unprecedented or experimental in nature and may have unforeseen results. Furthermore, these reforms may have an effect on the PRC's political, economic or social conditions, particularly if unemployment, inflation and discrepancies of wealth between urban and rural areas and coastal and inland areas increase. Such effects may have an adverse effect on the Group.

Inflation will have an adverse effect on the financial prospects of the Company, since the toll rates the Company will charge on the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway are only guaranteed to be adjusted on a periodic basis in arrears according to the previous period's PRC Retail Price Index, on which basis the Company's toll rates will lag behind inflation until the next toll rate adjustment and may not reflect inflation calculated on other bases.

Foreign exchange control and currency conversion risks

The official currency of the PRC, the RMB, is not freely convertible into foreign currencies. Prior to 1st January, 1994, all foreign exchange transactions involving RMB in the PRC took place either through designated foreign exchange banks at the official exchange rate set by the SAFE, or at local foreign exchange Swap Centres at exchange rates largely determined by supply and demand. However, transactions effected through Swap Centres required the prior approval of the SAFE.

On 1st January, 1994, the State abolished its dual exchange rate systems and replaced them with a unified floating exchange rate system based on supply and demand in the market. Under the new system, the PBOC publishes a daily exchange rate for RMB based on the previous day's dealings in the inter-bank foreign exchange market. The designated foreign exchange banks may enter into foreign exchange transactions at exchange rates within an authorised range above or below the official rate according to market conditions.

Since the unification of the exchange rate system, numerous regulations, rules and notices have been issued, including the Regulations of the People's Republic of China for the Control of Foreign Exchange, which came into effect on 1st April, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Payment and Sale, which became effective on 1st July, 1996. According to the latter, foreign exchange required for the payment of dividends that are payable in foreign currencies under applicable regulations, such as dividends on the H Shares, may be purchased from designated foreign exchange banks upon presentation of board resolutions authorising the distribution of profits or dividends of the company concerned.

Although the amendments to the Foreign Exchange Control Regulations as enacted by the State Council on 14th January, 1997 provide that there is now no restriction on international recurrent payments and transfers, the Company still assumes the risk of obtaining sufficient foreign currency at acceptable rates to meet its foreign exchange needs.

The Company needs foreign currency for the payment of dividends to holders of H Shares in HK dollars and for other payments. However, there can be no assurance that shortages of foreign currency at designated foreign exchange banks will not restrict the Company's ability to obtain sufficient foreign currency to pay dividends to holders of H Shares, to repay the loans derived from the World Bank or to meet other foreign currency requirements. However, the Company has not experienced any difficulty in obtaining any foreign currency for dividend payments since its listing on the Hong Kong Stock Exchange in May 1997.

As all income and expenditure of the Group's operations are settled in RMB, a devaluation of the RMB may adversely affect the value, when converted into US dollars or HK dollars, of the profit of the Group. With the introduction of the unified exchange rate on 1st January, 1994 the exchange rate for US dollars against RMB has risen from US$1.00 = RMB8.70 as at 1st January, 1994 to the rate existing on the Latest Practicable Date of US$1.00 = RMB8.2791. The exchange rate for US dollars against RMB is subject to the influence of the economic and political development of international and domestic markets. Any future devaluation of RMB against US dollars or other foreign currencies will have an adverse effect upon the US dollar equivalent and HK dollar equivalent of the Company's net assets and the amount of its foreign currency expenses and liabilities (in particular, those liabilities derived from the World Bank loans). As at 31st December, 1999, the Group had US dollar debt and US dollar deposits amounting to approximately US$222.5 million (equivalent to RMB1,841.9 million) and US$114.7 million (equivalent to RMB949.8 million) respectively.

Financing risks

The Group's existing projects have been financed through a combination of equity and debt financings. The Company's interest in the Hangzhou Section and in the Hangzhou-Ningbo Expressway is held directly by the Company, whereas its interest in the Jiaxing Section, the Yuhang Section and the Shangsan Expressway is held by way of its equity interests in Jiaxing Co, Yuhang Co and Shangsan Co, respectively. Debt financings for the Shanghai-Hangzhou-Ningbo Expressway include loans derived from the World Bank and from PRC banks.

Expressway projects usually take several years before they are completed and generate positive cash flow. There can be no assurance that external sources of financing, whether debt or equity, will be available at attractive terms or at all at the time the Company is seeking such financing. The Company does not hedge its interest rate exposure so it is exposed to interest rate fluctuations in respect of its floating rate borrowings. If external sources of finance are not available, the Company's business may be adversely affected.

Operational considerations

Operations

The Group is responsible for the maintenance of the entire Shanghai-Hangzhou-Ningbo Expressway which includes cleaning of the road surface, minor repairs to the lanes, cleaning of the gutters and sewers, grass mowing, afforestation and maintenance of buildings, equipment and facilities (including the lighting system, toll collection equipment, telecommunications equipment and traffic control equipment).

The Shanghai-Hangzhou-Ningbo Expressway runs through an area of soft soil. Relevant settlement treatment and repairs were necessary during the initial three to five years after the completion of the Hangzhou-Ningbo Expressway as a result of natural ground settlement. The major repairs carried out during that period included repairing bridge arches, resurfacing, remedying structural defects or damage to the draining system and embankments, and major repairs to equipment.

The Directors believe that other major repairs should be carried out every seven to eight years although environmental factors in a particular region or district may require repairs to be carried out more frequently. The Directors believe that, subject to the relevant settlement treatment being carried out, all the completed sections of the Shanghai-Hangzhou-Ningbo Expressway and its associated facilities are currently in good condition.

Insurance

The use of the roads operated by the Company may be interrupted or otherwise affected by a variety of events, such as serious traffic accidents or natural disasters. Since the Group's Expressways opened to traffic, the Directors are not aware of any natural disasters or serious traffic accidents that have occurred which have significantly affected the Group's operation of these Expressways. Current PRC laws do not require the Company to maintain insurance in relation to property risks and income risks of the Shanghai-Hangzhou-Ningbo Expressway or the Shangsan Expressway. The Company has not maintained and does not propose to maintain any insurance in relation to asset risks, business interruption or third party (public) liability. In relation to projects under construction, the Group will look to the relevant contractor to assume the construction risk for the project undertaken by it where appropriate. If the construction of or use of the roads operated by the Company is interrupted in whole or in part for any extended period as a result of any such events, the income of the Company will be adversely affected.

Toll rates

The toll rates payable for the Shanghai-Hangzhou-Ningbo Expressway are approved by the Zhejiang Provincial Government. The Company is required to apply to the Zhejiang Provincial Government for any toll adjustment during the Company's concession period of 30 years for the Shanghai-Hangzhou-Ningbo Expressway. The first application for a toll adjustment in respect of Type 1 vehicles was approved by the Zhejiang Provincial Government and the relevant authorities on 25th June, 1999. The new toll rate came into effect on 1st July, 1999. There can be no assurance that all

future applications by the Company for increases in toll rates will be approved. If a proposed increase in tolls is not approved either at all or in a timely manner, yields from the roads operated by the Company may be adversely affected. However, the Zhejiang Provincial Government has committed to approve toll increases in accordance with a given formula under the Concession Agreement details of which are set out in sub-paragraph (i) of paragraph (c) under the heading "Material Contracts" in Part IV of this document. Furthermore, if the toll increase proposed by the Company in accordance with the formula in the Concession Agreement is not approved, Provincial Investment Co has undertaken in the Reorganisation Agreement that it will compensate the Company for any shortfall in revenue it sustains as described in sub-paragraph (a) of paragraph 6 headed "Material Contracts" in Part IV of this document.

The toll rates payable for phase 1 of the Shangsan Expressway (consisting of four short sections) are also approved by the Zhejiang Provincial Government. When the entire Shangsan Expressway is completed, an application for new toll rates will be submitted to the Zhejiang Provincial Government in accordance with the Shangsan Concession Agreement, the terms of which are similar to the Concession Agreement. Details of the Shangsan Concession Agreement are set out in sub-paragraph (e) of paragraph 6 headed "Material Contracts" in Part IV of this document.

Construction risks

The entire Shanghai-Hangzhou-Ningbo Expressway is now open to traffic. Except for the 37.5 km section of the Shangsan Expressway which is already operational, the rest of the Shangsan Expressway is still under construction but is expected to be fully operational by the end of 2000.

Considerable capital expenditure is required for most road projects during the construction period and it generally takes several years for a project to be completed and to start to contribute income. The length of the construction period and the capital required to complete any given project may be affected by different factors such as shortages of construction materials, availability and efficiency of equipment and labour, price increases, disputes with workers or contractors, inclement weather, natural disasters, accidents, changes in government policies and unforeseen difficulties or circumstances. Delays in completion of a project, resulting in loss of revenue and cost over-runs, are likely to result from such events. However, the Directors believe these risks are reduced by the fact that the Shangsan Expressway is substantially beyond the greenfield stage. Roads in the PRC are required to be built in accordance with construction standards stipulated by the PRC Government which, through its delegated departments and agencies, inspects and accepts projects on completion. Any postponement in the issue or grant of licences, permits and approvals by the relevant authorities or other governmental organisations may lead to an increase in cost and delay in the commencement of operations and receipt of revenues.

If the Company participates in further construction and development projects in the future, insurance arrangements will be made and turnkey or fixed price contracts will be entered into with contractors where practicable in order to reduce the construction risks to the Company.

Depreciation

The Company adopts the "sinking-fund" method for depreciating its Expressways. This is consistent with Generally Accepted Accounting Principles in Hong Kong. The annual depreciation charge against profits is a function of usage of the embodied economic benefits of roads and structures. Given a specific estimated useful life (which is dictated by the concession period) and forecast traffic volumes, the sinking-fund method reflects the pattern of the usage and the traffic volumes. However, the actual traffic volumes achieved may differ from the projections which could have an adverse effect upon the reported profits of the Company.

Enterprise income tax

The Group is subject to PRC Enterprise Income Tax (the "EIT") at the rate of 33 per cent. on its taxable income. According to an approval from Zhejiang Provincial Local Tax Bureau dated 14th February, 2000, Shangsan Co was qualified for the exceptions under the category of "new enterprise providing employment opportunities to redundant workers" as defined in the relevant national tax rules, and therefore, was entitled to apply for an exemption from EIT for three years starting from 1st January, 1998.

Pursuant to a series of directives issued by the Zhejiang Provincial Government and the Municipal Governments of Yuhang and Jiaxing in 1997, the Company, Yuhang Co and Jiaxing Co were entitled to refunds from the Zhejiang Finance Bureau or the Municipal Finance Bureau of Yuhang and Jiaxing, in an amount equal to 18 per cent. of their taxable income in respect of the EIT paid to that taxation bureau, respectively.

The aforementioned refunds represent financial subsidies received during the year or immediately after the year end. The Directors believe that these refunds are received without recourse. However, as a result of the State Council's directive of 11th January, 2000 numbered Guo Fa [2000]2 in relation to correcting the tax refund policies adopted by local governments with effect from 1st January, 2000, the Company is seeking clarification and advice from relevant government authorities as to whether the Company and its subsidiaries may or may not continue to enjoy the 18 per cent. financial refund in future. Should the aforementioned directive apply to the Group's existing preferential financial treatment, the Company, according to the directive and with the assistance from Zhejiang Provincial Government, will make an application to the relevant national authorities to enable the Company to continue to enjoy the relevant financial subsidies as a major transportation infrastructure investment enterprise listed abroad. However, there is no assurance that the application will be approved.

Concession rights

The Company's rights to operate and collect tolls on the Shanghai-Hangzhou-Ningbo Expressway were granted at the central government level by the MOC pursuant to a MOC approval and at the provincial government level by the Zhejiang Provincial Government pursuant to the Concession Agreement. The Company's right to operate the Shangsan Expressway and the right to collect tolls in respect of Phase 1 of this Expressway were granted at the central government level by the MOC pursuant to a MOC approval and at the provincial government level by the Zhejiang Provincal Government. If certain restrictions are imposed by the MOC on these rights, or they are withdrawn by the MOC, or the Zhejiang Provincial Government breaches its obligations under the Concession Agreement or the Shangsan Concession Agreement, as the case may be, there may be an adverse impact on the profits of the Company. There can be no assurance that the operating and toll collection rights in respect of these Expressways will not be restricted or withdrawn by the MOC or the Zhejiang Provincial Government. The Directors believe, however, that in light of the support given by the Zhejiang Provincial Government to the Company, such an event is unlikely.

Financial standing of Provincial Investment Co

The Company has obtained certain undertakings and indemnities from Provincial Investment Co pursuant to the Reorganisation Agreement, including: (i) an undertaking to compensate the Company in the event the Company is unable to obtain the toll increases agreed to by the Zhejiang Provincial Government under the Concession Agreement; (ii) an indemnity with respect to the assets and

liabilities transferred to the Company and (iii) a tax indemnity. There can be no assurance that Provincial Investment Co would have the necessary financial resources to fulfil its obligations under these undertakings and indemnities if it became necessary for it to do so, in which case there may be an adverse financial effect on the Company.

Reliance on undertakings by the Zhejiang Provincial Government

The Zhejiang Provincial Government has given certain undertakings to the Company pursuant to the Concession Agreement and the Shangsan Concession Agreement. These undertakings include (i) the Zhejiang Provincial Government not permitting the construction or expansion of any Expressway or Class 1 Road parallel to the Shanghai-Hangzhou-Ningbo Expressway or the Shangsan Expressway as the case may be; (ii) giving rights to the Company to apply to the Zhejiang Provincial Government for adjustment of toll rates for these two Expressways; and (iii) giving the Company the first right of refusal relating to granting to any third party any concession rights (similar to those given to the Company) in Zhejiang Province. There is no assurance that the Zhejiang Provincial Government will fulfil its obligation under these undertakings. In the event that the Zhejiang Provincial Government does not fulfil these undertakings, the operations of the Group will be adversely affected.

Shareholders' rights

Under the Articles of Association, if a holder of H Shares has a dispute with the Company, a Director, Supervisor, manager or other officer of the Company, or has a claim arising from the Articles of Association or any rights or obligations conferred or imposed by PRC company laws and regulations concerning the affairs of the Company, the person shall, unless otherwise provided in the Articles of Association, submit the dispute or claim to the Hong Kong International Arbitration Centre or to the China International Economic and Trade Arbitration Commission for arbitration. The arbitration award shall be final and binding on all parties. The PRC is a signatory to the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the "New York Convention") which previously permitted reciprocal enforcement of Hong Kong arbitration awards in the PRC. However, since the PRC Government resumed the exercise of its sovereignty over Hong Kong on 1st July, 1997, Hong Kong has become a special administrative region of the PRC. As a result, the New York Convention as an international convention governing the relationship between sovereign states ceased to be the relevant convention for the mutual enforcement of arbitration awards in the PRC and Hong Kong after 1st July, 1997. On 21st June, 1999, an agreement was signed between the Government of Hong Kong and the Supreme People's Court of the PRC on the arrangements concerning reciprocal enforcement of arbitral awards between the PRC and Hong Kong.

On 1st February 2000, the arrangement came into effect in Hong Kong by means of the *Arbitration (Amendment) Ordinance 2000* (which was enacted in Hong Kong on 14th January 2000) and in mainland PRC by means of a Notice issued by the Supreme People's Court on 24th January 2000, together with judicial interpretation of the Notice.

There is uncertainty as to when and how the relevant PRC domestic procedures may be relied upon to enforce a Hong Kong arbitration award in the PRC. Further information on arbitration, is set out in the section headed "Other relevant PRC laws and regulations" in Part III of this document.

Furthermore, the PRC is not a party to treaties providing for the reciprocal recognition and enforcement of judgments from the courts in the United Kingdom, the U.S., Hong Kong or other western countries. Accordingly, recognition and enforcement in the PRC of judgments from such jurisdictions may not be possible. This may have an adverse impact on the rights of holders of H Shares.

PART II

FINANCIAL INFORMATION

ERNST & YOUNG
安永會計師事務所

15th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

28th April, 2000

The Directors
Zhejiang Expressway Co., Ltd.
19th Floor
Zhejiang World Trade Center
15 Shuguang Road
Hangzhou
Zhejiang 310007
PRC

The Directors
Kleinwort Benson Limited
20 Fenchurch Street
London EC3P 3DB
United Kingdom

Dear Sirs,

1. INTRODUCTION

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 28th April, 2000 of Zhejiang Expressway Co., Ltd. (the "Company").

Basis of preparation

The financial information set out below is based on the audited consolidated financial statements of the Company and its subsidiaries (the "Group") for the ten months ended 31st December, 1997 and the two years ended 31st December, 1999, which were prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("HKSSAP"), accounting principles generally accepted in Hong Kong, adjusted to included the results of the business of the Shanghai-Hangzhou-Ningbo Expressway (the "Business") for the two months immediately prior to a reorganisation whereby the Company acquired certain assets and

liabilities related to the Business (the "Selected Assets and Liabilities"), together with the exclusive operating rights of the Hangzhou-Ningbo Expressway and the Hangzhou Section of the Shanghai-Hangzhou Expressway (the "Expressway Operating Rights") from Provincial Investment Co as at 1st March, 1997 for the issue of 2,909,260,000 domestic shares.

The financial information relating to the Company and its subsidiaries, an associate and a jointly-controlled entity set out in this document do not constitute the statutory accounts of the companies. They have been prepared under the histroical cost convention, modified with respect to the remeasurement of investments in securities, as further explained below.

Responsibility

Such financial statements are the responsibility of the directors of the Company who approved their issue.

The directors of the Company are responsible for the contents of the listing particulars dated 28th April, 2000 in which this report is included.

It is our responsibility to compile the financial information set out in our report to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement.

Opinion

In our opinion, the financial information gives, for the purposes of the listing particulars dated 28th April, 2000, a true and fair view of the state of affairs of the Group as at the dates stated and of its profits and cash flows for the years then ended.

2. CONSOLIDATED INCOME STATEMENT

Results	Notes	Year ended 31 December 1999 Rmb'000	1998 Rmb'000	1997 Rmb'000
TURNOVER	7.2	1,050,498	655,069	463,692
Operating costs		(298,417)	(220,537)	(146,046)
Gross profit		752,081	434,532	317,646
Other revenue	7.2	167,528	234,573	197,034
Administrative expenses		(60,320)	(45,611)	(31,126)
Other operating expenses		(2,374)	(635)	(978)
PROFIT FROM OPERATING ACTIVITIES	7.3	856,915	622,859	482,576
Finance costs	7.4	(172,922)	(94,741)	(110,350)
Share of profit of an associate		22,559	18,982	—
PROFIT BEFORE TAX		706,552	547,100	372,226
Tax	7.5	(71,810)	(73,795)	(58,639)
PROFIT BEFORE MINORITY INTERESTS		634,742	473,305	313,587
Minority interests		(86,431)	(68,914)	(17,255)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		548,311	404,391	296,332
Dividends	7.8	(238,872)	(152,009)	(69,490)
RETAINED PROFIT FOR THE YEAR		309,439	252,382	226,842
EARNINGS PER SHARE	7.9	12.62 cents	9.31 cents	7.77 cents

3. **CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES**

		Year ended 31 December		
		1999	**1998**	**1997**
	Notes	*Rmb'000*	*Rmb'000*	*Rmb'000*
Net profit for the year attributable to shareholders		548,311	404,391	296,332
Total recognised gains and losses		548,311	404,391	296,332
Capital reserve arising on the acquisition of a subsidiary	7.25	—	9,805	—
Goodwill eliminated directly against reserves	7.25	(14,769)	(323,085)	(6,817)
		533,542	91,111	289,515

4. **CONSOLIDATED BALANCE SHEET**

	Notes	1999 Rmb'000	1998 Rmb'000	1997 Rmb'000
		At 31 December		
NON-CURRENT ASSETS				
Fixed assets	7.10	10,621,870	9,862,189	7,215,014
Interest in a jointly-controlled entity	7.11	65,000	—	—
Interest in an associate	7.12	231,439	220,718	—
Expressway operating rights	7.13	240,745	249,445	256,378
Long term investments	7.14	38,650	11,149	11,149
Deferred costs		—	4,928	3,181
		11,197,704	10,348,429	7,485,722
CURRENT ASSETS				
Short term investments	7.14	1,083,394	1,016,783	21,991
Inventories		1,049	1,851	400
Trade receivables	7.15	4,749	11,560	9,629
Other receivables	7.16	270,119	326,753	1,052,024
Time deposits		417,952	1,004,442	2,049,865
Cash and cash equivalents	7.17	950,721	284,172	846,746
		2,727,984	2,645,561	3,980,655
CURRENT LIABILITIES				
Trade payables		226,895	380,645	31,030
Profits tax payable		116,245	64,924	42,447
Other taxes payable		11,735	18,422	17,365
Other payables and accruals	7.18	524,298	872,615	280,675
Interest-bearing bank and other borrowings	7.19	1,106,425	520,191	528,701
		1,985,598	1,856,797	900,218
NET CURRENT ASSETS		742,386	788,764	3,080,437
TOTAL ASSETS LESS CURRENT LIABILITIES		11,940,090	11,137,193	10,566,159
NON-CURRENT LIABILITIES				
Interest-bearing bank and other loans	7.20	2,053,472	1,746,583	1,695,335
Deferred tax	7.23	3,346	5,658	3,042
Minority interests		1,449,432	1,245,782	667,714
		8,433,840	8,139,170	8,200,068
CAPITAL AND RESERVES				
Issued capital	7.24	4,343,115	4,343,115	4,343,115
Reserves	7.25	4,090,725	3,796,055	3,856,953
		8,433,840	8,139,170	8,200,068

5. CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 December		
		1999	1998	1997
	Note	*Rmb'000*	*Rmb'000*	*Rmb'000*
NET CASH INFLOW FROM OPERATING ACTIVITIES	7.26 (a)	1,047,828	610,682	454,336
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE				
Interest received		78,225	62,941	145,416
Interest paid		(177,880)	(176,845)	(105,455)
Dividends paid		(217,156)	(69,490)	—
Dividends paid to minority interests		(6,840)	(11,058)	(6,145)
Dividend from an associate		10,659	—	—
Net cash inflow/outflow from returns on investments and servicing of finance		(312,992)	(194,452)	33,816
TAXATION				
Taxes paid		(43,978)	(61,881)	(35,746)
INVESTING ACTIVITIES				
Additions to fixed assets		(187,903)	(566,994)	(11,335)
Additions to construction in progress		(808,691)	(928,607)	(686,059)
Decrease/(increase) in time deposits		586,490	1,045,423	(2,049,865)
Decrease/(increase) in long term investments		2,500	—	(4,849)
Increase in deferred costs		(174)	(2,584)	(4,187)
Increase in short term investments		(96,611)	(972,283)	(21,991)
Acquisition of additional interests in subsidiaries		(565,812)	(457,333)	(29,362)
Acquisition of a jointly-controlled entity		(65,000)	—	—
Acquisition of a subsidiary		—	640,782	(637,500)
Acquisition of an associate		—	(208,000)	—
Net cash outflow from investing activities		(1,135,201)	(1,449,596)	(3,445,148)
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES		(444,343)	(1,095,247)	(2,992,742)

5. CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

		Year ended 31 December		
		1999	1998	1997
	Note	*Rmb'000*	*Rmb'000*	*Rmb'000*
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES		(444,343)	(1,095,247)	(2,992,742)
FINANCING ACTIVITIES				
Issue of share capital	7.26 (b)	—	—	3,655,382
Share issue expenses		—	—	(154,893)
New bank and other loans		2,890,122	823,668	753,170
Repayment of bank and other loans		(1,996,999)	(780,930)	(621,015)
Minority interests		217,769	489,935	135,069
Net cash inflow from financing activities		1,110,892	532,673	3,767,713
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		666,549	(562,574)	774,971
Cash and cash equivalents at beginning of year		284,172	846,746	71,775
CASH AND CASH EQUIVALENTS AT END OF YEAR		950,721	284,172	846,746
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS				
Cash and bank balances		300,247	232,883	840,746
Time deposits with original maturity of less than three months when acquired		650,474	51,289	6,000
		950,721	284,172	846,746

6. CORPORATE INFORMATION

The registered office of Zhejiang Expressway Co., Ltd. is 19/F, Zhejiang World Trade Centre, 15 Shuguang Road, Hangzhou, Zhejiang, the PRC. The Group was involved in the following principal activities:

(a) The design, construction, operation, maintenance and management of high grade roads; and

(b) The development and operation of certain ancillary services such as technical consultation, automobile servicing and fuel facilities.

7. NOTES TO THE FINANCIAL INFORMATION

7.1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial information includes the audited financial statements of the Company and its subsidiaries. The results of subsidiaries acquired or disposed of during these years are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances are eliminated on consolidation.

Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The joint venture arrangements which involve the establishment of a separate entity in which the Group and other parties have an interest are referred to as jointly-controlled entities.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for diminutions in values, other than those considered temporary in nature, deemed necessary by the directors.

Associates

An associate is an enterprise, not being a subsidiary or a joint venture, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for diminutions in values, other than those considered temporary in nature, deemed necessary by the directors.

Goodwill

Goodwill arising on consolidation of subsidiaries and on acquisition of associates and jointly-controlled entities represents the excess purchase consideration paid over the fair values ascribed to the net underlying assets acquired and is eliminated against reserves in the year of acquisition. On disposal of subsidiaries, associates or jointly-controlled entities, the relevant portion of attributable goodwill previously eliminated against reserves is written back and included in the calculation of the gain or loss on disposal.

7.1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the tangible fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the tangible fixed assets, the expenditure is capitalised as an additional cost of the tangible fixed assets.

Depreciation of expressways and bridges is provided by using the sinking fund method whereby the aggregate annual depreciation amounts, compounded at average rates ranging from 7% to 8.77% per annum, up to the expiry of the underlying 30-year expressway concession period will be equal to the total cost of the expressways and bridges.

Amortisation of land is provided on a straight-line basis to write off the cost of the land use rights over the underlying 30-year expressway concession period.

Depreciation of fixed assets, other than expressways, bridges and land, is provided on a straight-line basis to write off the cost of the assets, less their estimated residual values, being 3% of the cost, over their estimated useful lives. The principal annual rates used for this purpose are as follows:

	Estimated useful life	**Annual depreciation rate**
Toll stations and ancillary facilities	30 years	3.2%
Communications and signalling equipment	10 years	9.7%
Motor vehicles	8 years	12%
Machinery and equipment	5-8 years	12-19.4%

The gain or loss on disposal or retirement of a fixed asset recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress

Construction in progress represents costs incurred in the construction of expressways and bridges. Costs comprise direct costs of construction as well as interest charges and certain exchange differences related to funds borrowed during the periods of construction, installation and testing. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

Expressway operating rights

Expressway operating rights represent the rights to operate the expressways and are stated at cost less accumulated amortisation.

Amortisation is provided on a straight-line basis over the periods of expressway operating rights granted to the Company and its subsidiaries.

7.1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long term investments

Long term investments are non-trading investments in listed and unlisted securities intended to be held on a long term basis.

Held-to-maturity securities are stated at cost plus or minus the cumulative amortisation of the difference between the purchase price and the maturity amount, less any provision for permanent diminutions considered necessary by the directors, on an individual basis. The provision is recognised as an expense immediately. The profit or loss on disposal of a held-to-maturity security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Unlisted equity securities are stated at cost, less any provisions for permanent diminutions considered necessary by the directors, on an individual basis. The provision is recognised as an expense immediately. The profit or loss on disposal of an unlisted security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Short term investments

Short term investments are investments in securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement for the period in which they arise.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) toll revenue, net of any applicable revenue taxes, when received;

(b) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyers, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(c) on the rendering of services, based on the percentage of completion basis, provided that this and the costs incurred as well as the estimated costs to completion can be measured reliably. The stage of completion of a transaction associated with the rendering of services is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction;

(d) rental income, on a time proportion basis over the lease terms;

(e) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(f) dividends, when the shareholders' right to receive payment is established.

Tax

PRC income tax is provided at rates applicable to enterprises in the PRC on income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, based on existing PRC income tax legislation, practices and interpretations thereof.

Deferred taxation is provided, using the liability method, on all significant temporary differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

7.1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currencies

The financial records of the Company and its subsidiaries are maintained and the financial statements are stated in Renminbi ("Rmb"), the currency of the People's Republic of China.

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement unless such exchange differences relate to funds borrowed specifically for the financing of construction of expressways and bridges, in which case they are capitalised to the extent that they can be regarded as an adjustment to interest costs.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the construction of expressways, tunnels and bridges are capitalised as part of the cost of such assets when it is probable that they will result in future economic benefits to the Group and the costs can be measured reliably. Other borrowing costs are recognised as an expense in the period in which they are incurred.

The amount of borrowing costs capitalised is determined by reference to the actual borrowing costs incurred on funds borrowed specifically for the construction of expressways, tunnels and bridges during the period less any investment income arising from the temporary investment of those borrowings.

Capitalisation of borrowing costs on funds borrowed specifically for the construction of completed expressway sections ceases when the construction of such expressway sections is completed and the section completed is capable of commencing toll operations.

Operating lease

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the income statement on a straight-line basis over the lease terms.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is based on estimated selling prices less any further costs expected to be incurred to completion and disposal.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subjected to common control or common significant influence.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

7.2 **TURNOVER AND REVENUE**

Turnover mainly represents toll income from the operation of expressways, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

An analysis of turnover and revenue is as follows:

	1999	**1998**	**1997**
	Rmb'000	*Rmb'000*	*Rmb'000*
Toll income	1,087,672	658,505	465,098
Advertising income	5,859	2,231	305
Road maintenance income	6,971	24,843	20,198
Others	9,918	5,697	4,844
	1,110,420	691,276	490,445
Less: Revenue taxes	(59,922)	(36,207)	(26,753)
Turnover	1,050,498	655,069	463,692
Interest income on the over subscription monies	—	—	25,355
Exchange gains	—	2,057	435
Dividend income from unlisted investments	107	179	—
Income on short term investments in securities	77,577	150,003	52,347
Interest income	79,579	71,801	106,314
Rental income	4,893	1,213	9,443
Trailer income	4,309	5,408	3,136
Others	1,063	3,912	4
Other revenue	167,528	234,573	197,034
Revenue	1,218,026	889,642	660,726

The Company and its subsidiaries are subject to the following types of revenue taxes:

— Business Tax ("BT"), levied at 3% to 5% on toll income and other service income;

— City Development Tax, levied at 1% to 7% of BT;

— Education Supplementary Tax, levied at 3.5% to 4% of BT; and

— Culture & Education Fees, levied at 3% on advertising income.

7.3 **PROFIT FROM OPERATING ACTIVITIES**

The Group's profit from operating activities is arrived at after charging:

	1999	1998	1997
	Rmb'000	*Rmb'000*	*Rmb'000*
Depreciation	140,127	85,524	67,937
Operating lease rentals on land and buildings	526	2,839	1,746
Auditors' remuneration	1,842	1,366	1,006
Staff costs:			
Wages and salaries	48,865	34,219	13,947
Pension contributions	3,052	2,964	1,136
Amortisation of deferred costs	5,102	837	1,515
Amortisation of expressway operating rights	8,700	6,933	4,622
Provision for anticipated deficit arising on the disposal of staff quarters	—	15,300	—
Loss on disposal of fixed assets	3,028	2,681	—
Exchange losses	182	—	—

7.4 **FINANCE COSTS**

	1999	1998	1997
	Rmb'000	*Rmb'000*	*Rmb'000*
Interest on bank loans and other loans wholly repayable within five years	117,446	103,385	118,346
Interest on other loans	70,319	73,460	74,926
Total finance costs	187,765	176,845	193,272
Interest capitalised	(14,843)	(82,104)	(82,922)
	172,922	94,741	110,350

7.5 **TAX**

No Hong Kong profits tax has been provided as the Group had no taxable profits in Hong Kong during the years.

The Group was subject to the Enterprise Income Tax (the "EIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

7.5 TAX (CONTINUED)

According to an approval from Zhejiang Provincial Local Tax Bureau dated 14th February, 2000, Shangsan Co was qualified for the exceptions under the category of "New enterprise providing employment opportunities to redundant workers" as defined in the relevant national tax rules, and therefore, was entitled to an exemption from EIT for three years starting from 1st January, 1998.

Pursuant to a series of directives issued by Zhejiang Provincial People's Government, and the Municipal Governments of Yuhang and Jiaxing in 1997, the Company, Yuhang Co and Jiaxing Co were entitled to respective refunds from the Zhejiang Finance Bureau or the Municipal Finance Bureau of Yuhang and Jiaxing, of an amount equal to 18% of their taxable income in respect of the EIT paid to the taxation bureau, respectively.

The tax refunded and refundable represents the financial subsidies received during the year or immediately after the year end. It is the directors' opinion that these refunds are received without recourse. Notwithstanding this, as a result of the State Council's newly released directive numbered Guo Fa [2000]2 in respect of correcting the tax refund policies adopted by local governments with effect from 1st January, 2000, the Company is seeking clarification and advice from relevant government authorities as to whether the Company and its subsidiaries may or may not continue to enjoy the 18% financial refund in the future. Should the aforementioned directive be applicable to the entitlement of the Group's existing preferential financial treatment, the Group, according to the directive and with the assistance from Zhejiang Provincial Government, will make an application to the relevant national authorities to enable the Company to continue to enjoy the relevant financial subsidies as a major transportation infrastructure investment enterprise listed abroad. However, there is no assurance that the application will be approved.

	1999	1998	1997
	Rmb'000	*Rmb'000*	*Rmb'000*
Tax charged	166,839	142,703	115,649
Overprovision in prior year	(10,930)	—	—
Tax refunded/refundable	(82,966)	(77,788)	(60,052)
	72,943	64,915	55,597
Deferred - note 7.23	(2,312)	2,616	3,042
Share of tax attributable to an associate	7,443	6,264	—
Overprovision in an associate in prior year	(6,264)	—	—
Tax charge for the year	71,810	73,795	58,639

There was no material unprovided deferred tax in respect of the year (1998:Nil; 1997:Nil).

7.6 DIRECTORS' REMUNERATION

	1999	1998	1997
	Rmb'000	*Rmb'000*	*Rmb'000*
Fees	—	—	—
Other emoluments:			
Salaries, allowances and benefits in kind	1,286	1,166	951
	1,286	1,166	951

7.6 DIRECTORS' REMUNERATION (CONTINUED)

Salaries, allowances and benefits in kind aggregating to HK$120,000 (1998: HK$100,000; 1997:HK$80,000) payable to each of the independent non-executive directors remain outstanding as at 31st December, 1999. There was no other emoluments payable to the independent non-executive directors during the year (1998: Nil; 1997: Nil).

The remuneration of the directors fell within the following band:

	Number of directors		
	1999	**1998**	**1997**
Nil to Rmb500,000	9	9	9

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

7.7 FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included five (1998: five; 1997: five) directors, details of whose remuneration are set out in note 7.6 above.

7.8 DIVIDENDS

	1999	**1998**	**1997**
	Rmb'000	*Rmb'000*	*Rmb'000*
Interim - Rmb0.015 per share (1998: Nil; 1997: Nil)	65,147	—	—
Proposed final Rmb0.04 per share (1998: Rmb0.035 per share; 1997: Rmb0.016 per share)	173,725	152,009	69,490
	238,872	152,009	69,490

7.9 EARNINGS PER SHARE

The calculation of basic earnings per share for the two years ended 31st December, 1999 is based on the net profit from ordinary activities attributable to shareholders for the year of Rmb548,311,000 (1998: Rmb404,391,000) and 4,343,114,500 shares (1998: 4,343,114,500 shares) in issue during the year.

The earnings per share of 1997 is based on the net profit attributable to shareholders for the year ended 31st December, 1997 of Rmb296,332,000 and 3,812,785,000 shares, being the weighted average of 2,909,260,000 domestic shares, as if they were issued on 1st January, 1997, and the 1,433,854,000 H shares issued on 15th May, 1997.

Diluted earnings per share for the three years ended 31st December, 1999 have not been calculated as no diluting event existed during these years.

7.10 FIXED ASSETS

	Land	Expressways and bridges	Toll stations and ancillary facilities	Communications and signalling equipment	Motor vehicles	Machinery and equipment	Construction in progress	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost:								
At 1st January, 1998	527,628	4,949,285	70,364	2,304	17,019	63,732	1,643,231	7,273,563
Additions	—	79,663	3,887	6,181	10,101	1,850	2,084,143	2,185,825
Arising from acquisition of a subsidiary	—	531,604	13,121	—	4,328	502	—	549,555
Transfers	—	2,538,187	—	—	—	—	(2,538,187)	—
Disposals	—	—	(3,489)	—	—	(146)	—	(3,635)
At 31st December, 1998 and 1st January, 1999	527,628	8,098,739	83,883	8,485	31,448	65,938	1,189,187	10,005,308
Additions	—	—	4,798	—	2,086	3,176	892,776	902,836
Transfers	—	30,255	125,790	—	—	108,860	(264,905)	—
Disposals	—	—	(7,564)	—	(206)	(40)	—	(7,810)
At 31st December, 1999	527,628	8,128,994	206,907	8,485	33,328	177,934	1,817,058	10,900,334
Accumulated depreciation:								
At 1st January, 1998	6,326	43,406	1,833	181	1,500	5,303	—	58,549
Provided during the year	11,938	60,117	5,545	220	2,923	4,781	—	85,524
Written off on disposals	—	—	(949)	—	—	(5)	—	(954)
At 31st December, 1998 and 1st January, 1999	18,264	103,523	6,429	401	4,423	10,079	—	143,119
Provided during the year	17,570	91,448	10,124	819	4,009	16,157	—	140,127
Written off on disposals	—	—	(4,566)	—	(206)	(10)	—	(4,782)
At 31st December, 1999	35,834	194,971	11,987	1,220	8,226	26,226	—	278,464
Net book value:								
At 31st December, 1999	491,794	7,934,023	194,920	7,265	25,102	151,708	1,817,058	10,621,870
At 31st December, 1998	509,364	7,995,216	77,454	8,084	27,025	55,859	1,189,187	9,862,189

All fixed assets are located in the PRC.

7.11 **INTEREST IN A JOINTLY-CONTROLLED ENTITY**

	1999 *Rmb'000*	**1998** *Rmb'000*
Share of net assets other than goodwill	65,000	—

Particulars of the jointly-controlled entity, which is directly held by the Company, are as follows:

Name	**Business structure**	**Place of registration and operations**	**Percentage of** Ownership interest	Voting power	Profit sharing	**Principal activities**
Hangzhou Shida Expressway Co., Ltd. ("Shida Co")	Corporate	the PRC	50%	50%	50%	Investing, constructing and operating of Shiqiao- Dajing Road ("Shida Road")

7.12 **INTEREST IN AN ASSOCIATE**

	1999 *Rmb'000*	**1998** *Rmb'000*
Share of net assets other than goodwill	231,439	220,718

The Group's share of post-acquisition accumulated reserves of the associated company at 31st December, 1999 was Rmb23,439,000 (1998: Rmb12,718,000).

Particulars of the associate, which is directly held by the Company, are as follows:

Name	**Business structure**	**Place of registration and operations**	**Percentage of equity attributable to the Group** 1999	1998	**Principal activities**
Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co")	Corporate	the PRC	50%	50%	Constructing and operating of gas stations and the sale of petroleum products

The financial statements of the above associate are coterminous with those of the Group. The financial information has been adjusted for material transactions between the associate and Group companies.

7.13 **EXPRESSWAY OPERATING RIGHTS**

	Rmb'000
Cost:	
At 31st December, 1998 and 1999	261,000
Amortisation:	
At 1st January, 1998	4,622
Provided during the year	6,933
At 31st December, 1998 and 1st January, 1999	11,555
Provided during the year	8,700
At 31st December, 1999	20,255
Net book value:	
At 31st December, 1999	240,745
At 31st December, 1998	249,445

7.14 **INVESTMENTS**

Long term investments

	1999 *Rmb'000*	**1998** *Rmb'000*
Held-to-maturity securities	30,000	—
Unlisted equity investments, at cost	8,650	11,149
	38,650	11,149

Short term investments

	1999 *Rmb'000*	**1998** *Rmb'000*
Listed government debentures, at market value - PRC	1,083,394	1,016,783

The market value of the Group's short term investments at the date of approval of these financial statements for the years ended 31st December, 1999 and 1998 were approximately Rmb1,082,974,000 and Rmb1,027,052,000, respectively.

7.15 **TRADE RECEIVABLES**

	1999 *Rmb'000*	**1998** *Rmb'000*
Trade receivables	4,749	11,560
Provision for doubtful debts	—	—
Trade receivables, net	4,749	11,560

7.16 **OTHER RECEIVABLES**

	Note	1999 Rmb'000	1998 Rmb'000
Prepayments		77,680	246,673
Deposits and other debtors		133,468	43,346
Due from related parties	7.21	—	119
Profits tax refundable		58,971	36,615
		270,119	326,753

7.17 **CASH AND CASH EQUIVALENTS**

	1999 Rmb'000	1998 Rmb'000
Cash and bank balances	300,247	232,883
Time deposits	650,474	51,289
	950,721	284,172

7.18 **OTHER PAYABLES AND ACCRUALS**

	Notes	1999 Rmb'000	1998 Rmb'000
Accruals		130,653	114,366
Other liabilities		94,824	516,906
Due to related parties	7.21	88,449	85,889
Due to the holding company	7.22	36,647	3,445
Proposed final dividend	7.8	173,725	152,009
		524,298	872,615

7.19 **INTEREST-BEARING BANK AND OTHER BORROWINGS**

	Note	1999 Rmb'000	1998 Rmb'000
Current portion of bank and other borrowings	7.20	1,106,425	520,191

7.20 **INTEREST-BEARING BANK AND OTHER LOANS**

	1999	1998
	Rmb'000	*Rmb'000*
Bank loans:		
Secured	30,000	100,000
Unsecured	1,140,000	310,000
	1,170,000	410,000
Other loans:		
Unsecured	1,989,897	1,856,774
	3,159,897	2,266,774
Bank loans repayable:		
Within one year	910,000	410,000
In the second year	100,000	—
In the third to fifth years, inclusive	160,000	—
Beyond five years	—	—
	1,170,000	410,000
Other loans repayable:		
Within one year	196,425	110,191
In the second year	138,282	93,040
In the third to fifth years, inclusive	643,038	371,120
Beyond five years	1,012,152	1,282,423
	1,989,897	1,856,774
Portion classified as current liabilities - note 7.19	(1,106,425)	(520,191)
Long term portion	2,053,472	1,746,583

(a) Included in the total bank loans of Rmb1,170,000,000 (1998: Rmb410,000), an amount of Rmb30,000,000 (1998: Rmb100,000,000) is secured by time deposits of Rmb20,000,000 (1998: Rmb48,000,000) and cash and bank balances of Rmb10,844,151 (1998:Nil). The remaining balance is unsecured. Bank loans bear interest at rates ranging from 5.022% to 6.327% per annum.

(b) Other loans are unsecured and bear interest at rates ranging from 3% to 8.53% per annum.

7.21 **BALANCES WITH RELATED PARTIES**

The amounts due from and due to related parties are unsecured, interest-free and have no fixed terms of repayment.

7.22 **AMOUNT DUE TO THE HOLDING COMPANY**

The amount due to the holding company is unsecured, interest-free and has no fixed terms of repayment.

7.23 **DEFERRED TAX**

	Note	1999 Rmb'000	1998 Rmb'000
Balance at beginning of year		5,658	3,042
Charge/(credit) for the year	7.5	(2,312)	2,616
At 31st December		3,346	5,658

The deferred tax of the Group arose from differences in accounting treatments between the generally accepted accounting principles adopted in the PRC and those adopted in preparing these financial statement under HKSSAP.

7.24 **ISSUED CAPITAL**

	1999 Number of shares	1998 Number of shares	1999 Rmb'000	1998 Rmb'000
Registered, issued and fully paid:				
Domestic shares of Rmb1.00 each	2,909,260,000	2,909,260,000	2,909,260	2,909,260
H Shares of Rmb1.00 each	1,433,854,500	1,433,854,500	1,433,855	1,433,855
	4,343,114,500	4,343,114,500	4,343,115	4,343,115

The domestic shares are not currently listed on any stock exchange.

The H Shares have been listed on The Stock Exchange of Hong Kong Limited since 15th May, 1997.

All the domestic shares and H Shares rank pari passu with each other as to dividends and voting rights.

7.25 **RESERVES**

	Share premium account *Rmb'000*	Capital/ (Goodwill) reserve *Rmb'000*	Statutory surplus reserve *Rmb'000*	Public welfare fund *Rmb'000*	Retained profits *Rmb'000*	Total *Rmb'000*
At 1st January, 1998	3,645,082	(3,967)	30,169	15,084	170,585	3,856,953
Capital reserve on acquisition of a subsidiary	—	9,805	—	—	—	9,805
Goodwill arising on acquisition of additional interest in a subsidiary	—	(323,085)	—	—	—	(323,085)
Net profit for the year	—	—	—	—	404,391	404,391
Transferred from/(to) reserves	—	—	50,437	25,219	(75,656)	—
Dividends - note 7.8	—	—	—	—	(152,009)	(152,009)
At 31st December, 1998 and 1st January, 1999	3,645,082	(317,247)	80,606	40,303	347,311	3,796,055
Goodwill on acquisition of additional interest in a subsidiary	—	(14,769)	—	—	—	(14,769)
Net profit for the year	—	—	—	—	548,311	548,311
Transferred from/(to) reserves	—	—	102,384	42,553	(144,937)	—
Dividends - note 7.8	—	—	—	—	(238,872)	(238,872)
At 31st December, 1999	3,645,082	(332,016)	182,990	82,856	511,813	4,090,725

In accordance with the Company Law of the PRC and the companies' articles of association, the Company, its subsidiaries, its associate and its jointly-controlled entity are required to allocate 10% of their profit after taxation, as determined in accordance with the PRC accounting standards and regulations applicable to the Company, its subsidiaries, its associate and its jointly-controlled entity, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Company, its subsidiaries, its associate and its jointly-controlled entity, respectively. Subject to certain restrictions set out in the Company Law of the PRC and the companies' articles of association, part of the SSR may be converted to increase the companies' share capital.

In addition, Shangsan Co and Petroleum Co were required by the relevant tax authorities to transfer the EIT waived for 1998 to their respective SSR account in 1999. The transfer has been incorporated in these financial statements.

In accordance with the Company Law of the PRC, the Company, its subsidiaries, its associate and its jointly-controlled entity are required to transfer 5% to 10% of their profit after taxation, as determined in accordance with PRC accounting standards and regulations applicable to the Company, its subsidiaries, its associate and its jointly-controlled entity, to their statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Company, its subsidiaries, its associate and its jointly-controlled entity. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as properties of the Company, its subsidiaries, its associate and its jointly-controlled entity.

7.25 **RESERVES (CONTINUED)**

Company

The directors of the Company have proposed to transfer the SSR& PWF as follows:

	1999	1998
	Rmb'000	*Rmb'000*
Profit after taxation per statutory accounts	523,165	368,729
SSR	52,316	36,873
PWF	26,159	18,436

According to the relevant regulations in the PRC, the amount of profit available for distribution is the lower of the amount determined under the PRC accounting standards and the amount determined under HKSSAP.

	1999	1998
	Rmb'000	*Rmb'000*
Reserves available for distribution by way of cash or in kind	311,335	319,056
Share premium account available for distribution by way of capitalisation issues	3,645,082	3,645,082

7.26 **NOTES TO THE CASH FLOW STATEMENT**

(a) Reconciliation of profit from operating activities to net cash inflow from operating activities:

	1999	1998	1997
	Rmb'000	*Rmb'000*	*Rmb'000*
Profit from operating activities	856,915	622,859	482,576
Depreciation	140,127	85,524	67,937
Amortisation of deferred costs	5,102	837	6,102
Amortisation of expressway operating rights	8,700	6,933	4,622
Interest income	(79,579)	(71,801)	(131,669)
Loss on disposal of fixed assets	3,028	2,681	—
Provision for anticipated deficit arising on the disposal of staff quarters	—	15,300	—
Unrealised gain from short-term investments	—	(22,509)	—
Decrease/(increase) in inventories	802	(1,451)	(400)
Decrease/(increase) in trade receivables	6,811	(1,931)	(9,629)
Decrease/(increase) in deposits and other debtors	41,762	(19,854)	63,782
Decrease in trade payables	(4,126)	—	—
Increase/(decrease) in amount due to the holding company	33,202	(16,334)	(42,722)
Decrease in amounts due from related parties, net	119	1,500	32,519
Increase/(decrease) in other taxes payable	(6,687)	1,057	14,307
Increase/(decrease) in other liabilities	35,252	(70,966)	(33,089)
Increase in accruals	6,400	78,837	—
Net cash inflow from operating activities	1,047,828	610,682	454,336

7.26 NOTES TO CASH FLOW STATEMENT (CONTINUED)

(b) **Analysis of changes in financing during the year:**

	Share capital (including premium) *Rmb'000*	Bank and other loans *Rmb'000*	Minority interests *Rmb'000*
Balance at 1st January, 1997	4,487,708	2,184,150	435,073
Arising from the revaluation of the subsidiaries on 1st March, 1997	—	—	109,007
Cash inflows from financing	3,500,489	39,886	135,069
Arising from dilution of minority interests	—	—	(22,545)
Dividends paid to minority interests	—	—	(6,145)
Profit attributable to minority interests	—	—	17,255
Balance at 31st December, 1997 and 1st January, 1998	7,988,197	2,224,036	667,714
Cash inflows from financing	—	42,738	489,935
Arising from dilution of minority interests	—	—	(591,581)
Acquisition of a subsidiary	—	—	621,858
Dividends paid to minority interests	—	—	(11,058)
Profit attributable to minority interests	—	—	68,914
Balance at 31st December, 1998 and 1st January, 1999	7,988,197	2,266,774	1,245,782
Cash inflows from financing	—	893,123	217,769
Arising from dilution of minority interests	—	—	(93,710)
Dividends paid to minority interests	—	—	(6,840)
Profit attributable to minority interests	—	—	86,431
Balance at 31st December, 1999	7,988,197	3,159,897	1,449,432

(c) **Acquisition of a subsidiary**

	1999 *Rmb'000*	1998 *Rmb'000*	1997 *Rmb'000*
Net assets acquired:			
Fixed assets - note 7.10	—	549,555	—
Construction in progress	—	78,826	—
Cash and bank balances	—	640,782	—
Minority interests	—	(621,858)	—
	—	647,305	—
Capital reserve on consolidation	—	(9,805)	—
Satisfied by:			
Prepayments - note 7.26 (d)(iii)	—	637,500	—

7.26 NOTES TO THE CASH FLOW STATEMENT (CONTINUED)

(c) **Acquisition of a subsidiary (continued)**

Analysis of the net inflow of cash and cash equivalents in respect of the acquisition of a subsidiary:

	1999 *Rmb'000*	1998 *Rmb'000*	1997 *Rmb'000*
Cash consideration	—	—	—
Cash and bank balances acquired	—	640,782	—
Net inflow of cash and cash equivalents in respect of acquisition of a subsidiary	—	640,782	—

The subsidiary acquired during 1998 contributed Rmb165,884,000 to the Group's net operating cash flows, paid Rmb2,141,000 in respect of the net returns on investments and servicing of finance, paid Rmb923,352,000 in respect of the investing activities and contributed Rmb310,380,000 in respect of financing activities, but had no impact on taxes paid.

(d) **Major non-cash transactions:**

(i) As more fully described in the basis of preparation above, details of the Selected Assets and Liabilities and the Expressway Operating Rights as at 1st March, 1997 acquired by the Company are set out below:

	1997 *Rmb'000*
Net assets acquired:	
Fixed assets	5,581,243
Construction in progress	1,079,270
Long term investments	6,300
Deferred costs	9,145
Expressway operating rights	261,000
Cash and bank balances	105,042
Prepayments, deposits and other receivables	425,713
Due from related parties	2,203
Bank loans	(607,224)
Other loans	(1,576,926)
Accounts payable	(71,720)
Other payables and accrued liabilities	(153,718)
Other taxes payable	(3,503)
Profits tax payable	(10,978)
Due to the holding company	(9,940)
Minority interests	(545,349)
	4,490,558
Capital reserve on consolidation	(2,850)
Satisfied by:—	
2,909,260,000 domestic shares issued	4,487,708

The net inflow of cash and cash equivalents in respect of the takeover of assets and liabilities from the Provincial Investment Co was approximately Rmb105,042,000.

7.26 **NOTES TO THE CASH FLOW STATEMENT (CONTINUED)**

(d) **Major non-cash transactions:**

(ii) The Company purchased a 30.748% additional equity interest in Jiaxing Co from certain shareholders for a total cash consideration of Rmb914,666,240. According to the payment schedule as defined in the purchase contracts, the Company has paid up Rmb457,333,120 as at 31st December, 1998 while the remaining balance was settled in 1999. The acquisition was effective on 23rd December, 1998; and

(iii) The Company prepaid Rmb637,500,000 for the acquisition of Shangsan Co as at 31st December, 1997, although Shangsan Co was incorporated on 1st January, 1998 (note 7.26 (c)).

7.27 **COMMITMENTS**

	1999	1998	1997
	Rmb'000	*Rmb'000*	*Rmb'000*
Contracted, but not provided for:			
— Construction of expressways	776,119	831,714	586,741
— Proposed investment in the Jiaxing Section of the Shanghai-Hangzhou Expressway	—	—	586,500
— Others	8,397	14,394	—
Authorised, but not contracted for:			
— Proposed investment in the Hangzhou-Nanjing Expressway	—	—	900,000
— Construction of expressways	2,467,163	2,609,547	726,554
	3,251,679	3,455,655	2,799,795

7.28 **ULTIMATE HOLDING COMPANY**

In the opinion of the Directors, the ultimate holding company of the Company is Zhejiang Provincial High Class Highway Investment Company Limited ("Provincial Investment Co"), a state-owned enterprise established in the PRC.

7.29 **RELATED PARTY TRANSACTIONS**

The following is a summary of significant related party transactions carried out in the ordinary course of business between the Company, its subsidiaries and certain government bodies during the ten months ended 31st December, 1997 and two years ended 31st December, 1999.

Under the reorganisation agreement, Provincial Investment Co gave a number of undertakings to the Company, including a non-competition undertaking, a tax indemnity, and an indemnity against losses incurred, which were not expressly transferred to the Company pursuant to the reorganisation and general indemnity provisions against any breach of representation warranty and undertakings contained in the agreement.

The World Bank provided financing for the construction of the Shanghai-Hangzhou Expressway and the Hangzhou-Ningbo Expressway through the Ministry of Finance and the Zhejiang Provincial Expressway Executive Commission (the "Executive Commission"), which was responsible for the control of the construction and the management of the Hangzhou-Ningbo Expressway and the Zhejiang Section of the Shanghai-Hangzhou Expressway. The repayment responsibility for the financing provided for the Hangzhou-Ningbo Expressway, which amounted to US$105,720,000 as at 31st December, 1999 (1998: US$105,720,000), was assumed by the Company. The loan repayment responsibility for the Shanghai-Hangzhou Expressway, which amounted to US$103,551,916 as at 31st December, 1999 (1998: US$91,479,133), was assumed by Yuhang Co and Jiaxing Co.

7.29 **RELATED PARTY TRANSACTIONS (CONTINUED)**

Pursuant to a supplemental agreement dated 18th April, 1997, the Company, Provincial Investment Co, Jiaxing Co, Yuhang Co, the Executive Commission, the Yuhang Executive Commission and the Jiaxing Executive Commission have agreed that the Company will take over the repayment responsibilities under the reorganisation agreement and in respect of the World Bank financing as separately agreed. Jiaxing Co and Yuhang Co are required to take over the repayment obligations with regards to the World Bank financing for their respective sections. Appropriate agreements were entered into between the Company and its subsidiaries and the executive commissions, pursuant to which the Company and its subsidiaries will be charged the same rate of interest as that charged to the executive commissions.

The Zhejiang Provincial Government and a commercial bank provided a number of loans for the construction of the Shanghai-Hangzhou Expressway. These loans were made available through the Yuhang Executive Commission and the Jiaxing Executive Commission to Yuhang Co and Jiaxing Co, respectively. During 1999, the repayment of principal in respect of these loans amounted to Rmb7,000,000 (1998: Rmb318,900,000). There was no repayment of interest during 1999 (1998: Rmb81,510,000). There was no further drawdown during 1999 (1998: Nil). At 31st December, 1999, Jiaxing Co has no outstanding loan balance (1998: Nil) and the outstanding loan balance for Yuhang Co amounted to Rmb78,070,000 (1998: Rmb85,070,000). All of these loans are unsecured. The terms of the loans to the executive commissions are the same as those from the respective executive commissions to the companies.

A contract between the Company and the Executive Commission was reached whereby the Executive Commission will enter into a number of contracts relating to Contract No. 8 on behalf of the Company, for the purpose of upgrading the operating systems of the Hangzhou-Ningbo Expressway. The Company has to take the benefit of these contracts and assume the repayment obligations for any drawdown on the World Bank funding in respect of Contract No. 8. Accordingly, the Company has included fixed assets of Rmb108,524,000 (1998: construction in progress of Rmb78,730,000), liabilities of Rmb89,346,000 (1998: Rmb59,552,000) and the repayment obligation on the World Bank funding of US$2,317,000 (1998: US$2,317,000) in the financial statements.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

PART III

LEGAL AND REGULATORY ENVIRONMENT AND REGISTRATION, DEALINGS AND SETTLEMENT

1. PRC Company Law

The Company is incorporated in the PRC and, therefore, operates subject to PRC law. Set out below is a summary of certain provisions of PRC company law, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar. This does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of PRC company law and taxation.

(a) *Summary of the PRC Company Law*

On 29th December, 1993, the Standing Committee of the National People's Congress promulgated the PRC Company Law which came into effect on 1st July, 1994. Before the implementation of the PRC Company Law, the formation and regulation of joint stock limited companies were governed by the Standard Opinion for Joint Stock Companies (the "Standard Opinion") promulgated by State Restructuring Commission on 15th May, 1992. The Standard Opinion was superseded by the PRC Company Law. The legal status of joint stock limited companies established pursuant to the Standard Opinion is preserved and these companies are required to comply with the requirements of the PRC Company Law within a specified period of time. The Special Regulations applicable to joint stock limited companies to be listed overseas were passed by the State Council on 4th July, 1994 pursuant to Articles 85 and 155 of the PRC Company Law. On 27th August, 1994, the Mandatory Provisions, being provisions which must be incorporated in the articles of association of all PRC joint stock limited companies to be listed overseas, were promulgated jointly by the Securities Commission and State Restructuring Commission. The Mandatory Provisions were supplemented by the Letter on the Opinion Regarding Amendments to the Articles of Association of Companies to be listed in Hong Kong (the "Supplemental Amendments") which was promulgated jointly by the Securities Commission and the CSRC. The Mandatory Provisions supplemented by the Supplemental Amendments have been incorporated into the Company's Articles of Association.

Set out below is a summary of the provisions of the PRC Company Law, the Special Regulations and the Mandatory Provisions as supplemented by the Supplemental Amendments.

(i) General

The PRC Company Law regulates two types of companies, namely companies incorporated in the PRC with limited liability and companies incorporated in the PRC as a joint stock limited company. Both types of companies have the status of an enterprise legal person. The Company is a joint stock limited company

The liability of shareholders of a limited liability company is limited to the extent of the amount of capital contributed by them and the company is liable to its creditors to the full amount of its assets. A joint stock limited company is a company having a registered share capital divided into shares of equal nominal value. The liability of its shareholders is limited to the extent of the amount payable, paid or credited as paid on the shares subscribed by them and the company is liable to its creditors to the full amount of its assets.

A company may invest in other limited liability companies and joint stock limited companies. Apart from investment companies and holding companies authorised by the State Council, the amount of a company's aggregate investment in other joint stock limited companies and limited liability companies may not exceed 50 per cent. of its net assets. The Mandatory Provisions provide that a company may, subject to the approval of the companies supervisory department, operate as a holding company.

References below to "company" are to a joint stock limited company incorporated under the PRC Company Law with overseas listed foreign shares.

(ii) Incorporation

Under the PRC Company Law, a company may be incorporated by either the promotion method or the public subscription method.

The entire issued share capital of a company incorporated by the promotion method must be subscribed by promoters. If a company is established by the public subscription method, not less than 35 per cent. of the issued shares of the company must be subscribed by its promoters, and the remaining issued shares must be offered for subscription to the public.

Under the PRC Company Law, the establishment of a company, regardless of the method of incorporation, requires more than five promoters and over half of the promoters are required to have a residential address in the PRC. However, a State-owned enterprise which is restructured into a joint stock limited company by the public subscription method may have fewer than five promoters.

Under the Special Regulations, a State-owned enterprise or an enterprise with a majority of its assets owned by the State can be restructured in accordance with the relevant regulations to become a joint stock limited company and may offer shares for subscription to overseas investors. If such a company is established by the promotion method, it may have fewer than 5 promoters and the company may issue new shares once it has been incorporated.

(iii) Procedures for establishment of companies

The establishment of a company must be approved by the relevant governmental department authorised by the State Council or by the relevant provincial government.

In respect of a company established by the promotion method, the promoters will be required to elect a board of directors and a supervisory committee after they have paid-up in full (in cash or in kind) for shares subscribed by them. The board of directors of the company shall submit supporting documents such as the company's articles of association and a capital verification certificate to the Administration for Industry and Commerce Bureau for the registration of the company.

In respect of a company established by the public subscription method, the promoters must deliver to the relevant securities administration authority an application for public offering together with other supporting documents including (1) the draft articles of association; (2) the prospectus; (3) particulars of the receiving banker; (4) names of underwriters; and (5) the underwriting agreement. The promoters may proceed with the public offering of shares only after the approval of the relevant securities administration

authority has been obtained. An inaugural meeting of the company is required to be convened by the promoters within 30 days after the shares have been paid-up in full. Matters that are required to be transacted at the inaugural meeting include the adoption of the company's articles of association, the election of directors, the election of members of the supervisory committee and the review of the value attributed to the assets injected by the promoters into the company in return for its shares. The board of directors of the company is required to apply for the registration of the company within 30 days after the inaugural meeting by submitting all relevant documents to the Administration for Industry and Commerce Bureau.

The date of establishment of a company is the day when its business licence is issued by the Administration for Industry and Commerce Bureau.

(iv) Responsibilities of promoters

Under the PRC Company Law, the promoters of a company are jointly liable for:

(1) the payment of expenses and liabilities incurred in connection with the establishment of the company if the company cannot be incorporated;

(2) the repayment of subscription monies to the subscribers together with interest at bank rates for a deposit of the same term if the company cannot be incorporated; and

(3) damages suffered by the company as a result of the default of the promoters in the course of the incorporation of the company.

Under the Provisional Regulations Concerning the Issue and Trading of Shares promulgated by the State Council on 22nd April, 1993, the promoters of a company are required to assume joint and several responsibility for the accuracy of the contents of the prospectus and to ensure that the prospectus does not contain any misleading statement or omit any material information.

(v) Shares

(aa) Registered capital

The registered capital of a company is the total paid-up capital of the company registered with the Administration for Industry and Commerce Bureau. The minimum registered capital of a company is RMB 10,000,000. A company whose shares are authorised by the relevant securities administration authority to be listed on a stock exchange must have a registered capital of not less than RMB 50,000,000. The registered capital of a company is divided into shares of equal par value.

A company's promoters may subscribe for shares in cash or by way of injection of assets, intellectual property rights, non-patented technology and land use rights, provided that shares subscribed for by way of injection of intellectual property rights and non-patented technology shall not exceed 20 per cent. of the registered capital of the company. Where shares are allotted in return for an injection of assets, the assets must be appraised and the title to the assets verified before injection.

(bb) Allotment and issue of shares

The issue of shares must be based on the principles of transparency, equality and fairness. The same class of shares must carry equal rights. Where shares are issued at the same time, the terms (including the subscription price) of allotment of each share must be identical to others of the same class. Shares may be issued at par or at a premium but may not be issued below their par value.

(cc) Registered or bearer shares

Shares may be issued in registered or bearer form. Shares issued to promoters, State-designated investment institutions and corporate holders must be in registered form and may not be held in the names of nominees. Shares issued to the public may be in registered or bearer form. The Special Regulations and the Mandatory Provisions provide that shares issued to foreign investors and listed overseas shall be issued in registered form, denominated in Renminbi and subscribed for in foreign currency.

Under the Special Regulations and the Mandatory Provisions, shares issued to foreign investors, including investors from the territories of Hong Kong, Macau and Taiwan, and listed overseas are called "overseas listed foreign shares", and shares issued to investors within the PRC other than the territories mentioned above are called "domestic shares".

A company may offer its overseas listed foreign shares to the public with the approval of the securities administration department of the State Council. The State Council is empowered to prescribe detailed measures in connection with any such offer. Under the Special Regulations, a company may, with the prior approval of the Securities Commission, agree in its underwriting agreement to issue up to an additional 15 per cent. of the total number of overseas listed foreign shares above the authorised number of shares to be underwritten in conjunction with an over allotment option.

A register of shareholders shall be maintained by the company in respect of shares issued in registered form. Information such as the particulars of shareholders, the number of shares held by each shareholder and the dates on which the shareholders became holders of the relevant shares are required to be entered into the register.

A company is required to record the amount of bearer shares issued, the number designated and the date of issue for each bearer share.

(vi) Increase of share capital

Under the PRC Company Law a company may issue new shares subject to the following conditions:

(1) the immediately preceding issue of shares has been subscribed in full and at least a year has elapsed since the date of the immediately preceding share issue; provided, however, under the Special Regulations, if a company increases its capital through an issue of overseas listed foreign shares, the time period elapsed since the last share issue may be less than one year;

(2) the company has made a profit in each of the three financial years preceding the new issue of shares and is able to make dividend payments to its shareholders;

(3) the financial and accounting statements of the company in the three financial years immediately preceding the new issue of shares do not contain any false information; and

(4) the projected profit rate of the company is in excess of the interest rate on bank deposits for the same term.

An issue of shares must be approved by the shareholders in general meeting. After the requisite shareholders' approval has been obtained, the board of directors of the company must also obtain the approval of the relevant department of the State Council or that of the provincial people's government. If a company issues shares by way of an offer to the public, the approval of the relevant securities administration authority must also be obtained. Following completion of the subscription of new shares, the company is required to register the increase in registered capital with the Administration for Industry and Commerce Bureau and issue a public notice.

(vii) Reduction of share capital

Subject to the minimum registered capital requirements, a company may reduce its registered capital in accordance with the following procedures:

(1) the company shall prepare a balance sheet and financial statements;

(2) the reduction of registered capital must be approved by the shareholders in general meeting;

(3) the company shall inform its creditors of the reduction in registered capital within 10 days, and publish an announcement of the reduction in a general circulation newspaper at least three times within 30 days after the shareholders' resolution approving the reduction was passed;

(4) the creditors of the company may within the statutory prescribed time limit require the company to pay its debts or provide guarantees to the extent of the amount of its debts; and

(5) the company must apply to the Administration for Industry and Commerce Bureau for registration of the reduction in registered capital.

(viii) Repurchase of shares

A company may not acquire its own shares except in cases where a company effects a cancellation of shares due to a reduction in registered capital or a merger with another company which holds shares in the company or such other purposes as are permitted by law and administrative regulations. The Mandatory Provisions provide that upon obtaining the necessary approvals in accordance with the articles of association of a company and that of the relevant supervisory authorities, a company may repurchase its issued shares for the foregoing purposes by way of a general offer to the shareholders of the company or through purchases on a stock exchange or by way of an off market contract.

Under the PRC Company Law, within 10 days following a repurchase of the company's own shares, the company must in accordance with applicable laws and regulations cancel the repurchased shares, change its registration and issue a public notice.

(ix) Transfer of shares

Shares may be transferred in accordance with relevant laws and regulations.

A shareholder may effect a transfer of its shares only on a stock exchange established in accordance with relevant laws and regulations. Registered shares may be transferred by the holder of the shares by endorsing the back of the share certificate(s) or in any other manner as specified by applicable laws and regulations.

Upon the transfer of registered shares, the particulars of the transferee shall be entered into the register of shareholders by the company. Shares issued to promoters may not be transferred within 3 years after the establishment of the company. Shares held by directors, supervisors and the manager of a company may not be transferred during their term of office with the company.

There is no restriction under the PRC Company Law as to the percentage shareholding which may be held by a single shareholder of a company.

(x) Shareholders

The rights of a shareholder include:

(1) the right to attend and vote in person and to appoint a proxy to attend and vote on his behalf at shareholders' general meetings;

(2) the right to inspect the articles of association of the company, the minutes of shareholders' meetings and the financial reports of the company and to put forward proposals and make enquiries relating to the operations of the company;

(3) the right to transfer the shares held by him in accordance with law, on a stock exchange established in accordance with relevant laws;

(4) the right to receive surplus assets of the company upon its winding up in proportion to his shareholding; and

(5) the right to apply to the People's Court for an injunction if a resolution passed at a shareholders' meeting or directors' meeting infringes any law or administrative regulation or the legitimate interests of the shareholders.

A shareholder is liable to the company to the extent of the amount payable, paid or credited as paid on the shares subscribed by him.

A shareholder may enjoy such other rights and is required to assume such other obligations as specified in the company's articles of association.

(xi) Shareholders' general meetings

(aa) Powers of shareholders in general meetings

The general meeting is the organ of authority of the company and may exercise the following powers:

(1) to determine the company's business policies and investment plans;

(2) to elect and remove directors and supervisors who are representatives of the shareholders and to fix the remuneration of directors and supervisors;

(3) to consider and approve the reports of the board of directors and the supervisory committee;

(4) to consider and approve the annual financial budget and accounting plans;

(5) to consider and approve the profit distribution plan and plans for recovery of losses;

(6) to pass resolutions concerning an increase or a reduction in share capital of the company;

(7) to pass resolutions concerning the issue of bonds by the company;

(8) to pass resolutions concerning the merger, demerger, corporate restructuring, dissolution, liquidation and other issues relating to the company; and

(9) to amend the company's articles of association.

(bb) Annual general meetings and extraordinary general meetings

General meetings are divided into annual general meetings and extraordinary general meetings. Annual general meetings must be held once every year. Extraordinary general meetings are general meetings other than annual general meetings and shall be convened within two months after the occurrence of any of the following circumstances:

(1) the number of directors is less than two thirds of the number required under the PRC Company Law or the company's articles of association;

(2) the company's accumulated losses amount to one-third of its paid-up capital;

(3) upon request by shareholders holding not less than 10 per cent. of the shares of the company; or

(4) when deemed necessary by the board of directors or the supervisory committee.

(cc) Proceedings at general meetings

A general meeting is required to be convened by the board of directors and presided over by the chairman of the board of directors. Under the PRC Company Law, notice of a general meeting shall be given not less than 30 days before the date of the meeting. A company which has bearer shares outstanding shall make a public announcement of the general meeting at least 45 days prior to the date of the meeting. Under the Special Regulations and the Mandatory Provisions, the 45 days' notice must specifically state the matters to be considered and the date and place of the meeting. Under the Special Regulations and the Mandatory Provisions, shareholders who intend to attend a general meeting are required to provide the company with a written confirmation of their attendance 20 days prior to the meeting. Shareholders holding 5 per cent. or more of the voting rights of a company are entitled, under the Special Regulations, to propose to the company in writing new resolutions to be considered at an annual general meeting and the company shall include in the agenda for that meeting any such proposed resolutions which are within the power of the general meeting to adopt.

The PRC Company Law does not specify any quorum requirement for a general meeting. The Special Regulations and the Mandatory Provisions provide that a general meeting may be held if shareholders holding 50 per cent. or more of the voting rights of a company have replied in writing 20 days prior to the proposed date of the meeting that they intend to attend the meeting. In the event that the 50 per cent. level is not attained, a general meeting may nevertheless be held if the company shall within 5 days after the last day for receipt of the replies notify shareholders by public announcements of the matters to be considered and the place and date of the meeting.

Every shareholder present at a general meeting is entitled to one vote for every share held by him. A shareholder may appoint a proxy to attend and vote on his behalf at a general meeting. Resolutions proposed at a general meeting must be passed by more than half of the votes cast by shareholders present in person or by proxy at the meeting except that (1) amendments to the company's articles of association, (2) the merger, demerger or dissolution of the company, (3) the increase and reduction of capital of and the issue of any class of shares, bonds and securities by the company, or (4) other matters which the general meeting has resolved by way of an ordinary resolution as having a potentially material effect on the company and as one which ought to be approved by a special resolution, are required under the Mandatory Provisions to be approved by more than two thirds of the votes cast.

The Mandatory Provisions require class meetings to be held in the event of a variation or abrogation of the class rights of a class of shareholders. Holders of domestic shares and holders of overseas listed foreign shares are deemed to be different classes of shareholders.

(xii) Directors

(aa) Board of directors

The board of directors of a company is required to consist of between 5 and 19 directors. The term of office of a director must be prescribed by the company's articles of association, but a term of office shall not exceed 3 years. A director may serve consecutive terms if re-elected. The board of directors of a company may exercise the following powers:

(1) to convene general meetings of the shareholders and to report on their work to shareholders in general meetings;

(2) to implement resolutions passed by shareholders;

(3) to decide on the company's business plans and investment plans;

(4) to prepare annual budgets and final accounts;

(5) to prepare profit distribution plans and plans for recovery of losses;

(6) to prepare plans for the increase and reduction in registered capital and plans for the issue of bonds;

(7) to formulate plans for the merger, demerger or dissolution of the company;

(8) to decide on the internal management structure of the company;

(9) to employ and dismiss the manager (see paragraph (xiv) below) and, at the recommendation of the manager, employ and dismiss deputy managers and financial controllers and to fix their remuneration; and

(10) to establish the company's management control system.

In addition, the Mandatory Provisions provide that the board of directors is also responsible for preparing proposals for amendments to the articles of association of a company.

(bb) Board meetings

Regular meetings of the board of directors of a company are required to be held at least twice every year. Notices of regular board meetings are required to be given at least 10 days before the date of the meetings. Notices of any extraordinary board meetings shall be given in such manner and subject to such notice period as may be determined by the board of directors.

A quorum of half or more of the directors is necessary before a board meeting may be duly convened. A director may attend a board meeting personally or may appoint another as his alternate to attend on his behalf. All board resolutions must be passed by the affirmative votes of more than half of the directors. All resolutions passed at a board meeting are required to be recorded in the minutes of the relevant meeting and the minutes are required to be signed by the directors who attended the

meeting and the person who recorded the minutes. If any board resolution contravenes any applicable laws and regulations or the company's articles of association and results in substantial losses to the company, any director who participated in passing the resolution (except those who voted against the resolution and whose dissenting vote is recorded in the relevant minutes) will be personally liable to the company.

(cc) Chairman and vice-chairman of the board of directors

The board of directors is required to appoint a chairman and may appoint one or two vice-chairmen. The appointment of the chairman and vice-chairman is required to be approved by more than half of the directors. The chairman is the legal representative of the company and may exercise the following powers:

(1) preside over general meetings and meetings of the board of directors;

(2) examine the implementation of resolutions of the board of directors; and

(3) sign share certificates and bonds issued by the company.

The role of the vice-chairman is to assist the chairman in carrying out his duties. If the chairman is unable to carry out his duties, the vice- chairman designated by him shall exercise the powers of the chairman.

(dd) Qualification of directors

The PRC Company Law provides that the following persons are not eligible to act as directors:

(1) any person who suffers from any incapacity or restricted capacity from undertaking civil obligations;

(2) any person who has been convicted of offences relating to bribery, corruption, trespass to assets, misappropriation of assets or causing social economic disorder, where less than five years have elapsed since the completion of the sentence; and any person who has been deprived of his political rights as a result of having committed an offence, and less than five years have elapsed since the completion of the term of such deprivation;

(3) persons who are former directors, factory managers or managers of a company or enterprise which has become bankrupt or has been liquidated due to mismanagement and who are personally liable for the bankruptcy or liquidation of such company or enterprise, and less than three years have elapsed since the date of completion of the bankruptcy or liquidation of the company or enterprise;

(4) any person who has been a legal representative of a company or an enterprise the business licence of which has been revoked due to that company or enterprise having contravened any law and the person is personally responsible for such revocation, and less than three years have elapsed since the date of such revocation;

(5) any person who owes a relatively large amount of debt which has not been repaid when due; or

(6) any person who is a civil servant of the PRC.

Other circumstances under which a person is disqualified from acting as a director of a company are set out in the Mandatory Provisions which have been incorporated in the Company's Articles of Association.

(xiii) Supervisory committee

A company is required to establish a supervisory committee comprising not less than 3 members. The supervisory committee is responsible for:

(1) examining the financial matters of the company;

(2) supervising the directors and the manager of the company with a view to ensuring that they carry out their duties in compliance with relevant laws and regulations and the company's articles of association;

(3) requiring the directors and the manager to rectify any action which adversely affects the interests of the company;

(4) proposing the convening of extraordinary general meetings; and

(5) carrying out other duties specified in the company's articles of association.

A supervisor is also required to attend board meetings. Under the Supplemental Amendments, resolutions of the supervisory committee are required to be passed by the affirmative votes of more than two thirds of the supervisors. A supervisory committee is required to comprise representatives elected by the workers of the company and representatives elected by the shareholders at a shareholders' general meeting in an appropriate proportion specified in the company's articles of association. A director, manager or financial controller of the company may not become a supervisor. The term of office of a supervisor is three years and a supervisor may serve consecutive terms if re-elected. The circumstances under which a person is disqualified from acting as a director of a company under the PRC Company Law and the Mandatory Provisions apply equally to a supervisor of the company.

(xiv) Manager and officers

A company is required to appoint a manager. The manager is appointed and may be removed by the board of directors. The manager is accountable to the board of directors and may exercise the following powers:

(1) to supervise the production, operations and management of the company and to organise the implementation of resolutions of the board of directors;

(2) to organise the implementation of the company's business and investment plans;

(3) to prepare plans for the establishment of the company's internal management structure;

(4) to prepare the basic administration system of the company;

(5) to establish the company's internal rules;

(6) to recommend the appointment and dismissal of deputy managers and a financial controller and to appoint and dismiss other officers (other than those required to be appointed or dismissed by the board of directors);

(7) to attend board meetings; and

(8) to exercise other powers conferred by the board of directors or the company's articles of association.

The Special Regulations and the Mandatory Provisions provide that the officers of a company shall include the financial controller, company secretary and other executives specified in the company's articles of association.

The circumstances under which a person is disqualified from acting as a director of a company under the Special Regulations and the Mandatory Provisions apply equally to managers and officers of the company.

(xv) Duties of directors, supervisors, manager and officers

A director, supervisor, manager and officer of a company are required under the PRC Company Law to comply with relevant laws, regulations and the company's articles of association, to carry out their duties honestly and to protect the interests of the company. A director, supervisor, manager and officer of a company are also under a duty of confidentiality to the company and are prohibited from divulging any secret information of the company save as permitted by relevant laws and regulations or by the shareholders.

Any director, supervisor, manager or officer who contravenes any law or regulation or the company's articles of association in the performance of his duties which results in any loss to the company shall be personally liable to the company.

The Special Regulations and the Mandatory Provisions provide that directors, supervisors, managers and officers of a company owe a fiduciary duty to the company and are required to perform their duties faithfully, protect the interests of the company and not make use of their positions in the company for their own benefit.

(xvi) Finance and accounting

A company is required to establish a financial and accounting system in accordance with relevant laws and regulations.

A company is required to prepare its financial statements at the end of each financial year. The company's financial statements shall consist of its balance sheet, profit and loss account, a statement on its financial position and changes in financial position and a profit distribution statement. The financial statements are required to be made available for inspection by the shareholders of the company 20 days prior to the annual general meeting of the company. A company established by the public subscription method must publish its financial statements by way of public announcement.

A company is required to make the following transfers from its after tax profit before distributing its profits to the shareholders of the company:

(1) a transfer of 10 per cent. of its after tax profit to the statutory common reserve of the company, provided that no further transfer is required to be made if the accumulated statutory common reserve exceeds 50 per cent. of the registered capital of the company;

(2) a transfer of between 5 per cent. and 10 per cent. of its after tax profit to the statutory public welfare fund;

(3) subject to the approval by the shareholders at a general meeting and after the transfer of the requisite amount to the statutory common reserve, any amount from the after tax profit of the company to the discretionary common reserve; and

(4) any balance of the after tax profit subsequent to making up for the accrued losses and the transfers to the common reserve and statutory public welfare fund shall be distributed to the shareholders in proportion to their respective shareholdings in the company.

When a company's statutory common reserve is insufficient to make up for the company's accrued losses from the previous year(s), the profits of the company for the current year are required to be applied to make up for such losses before making allocations to the statutory common reserve and the statutory public welfare fund pursuant to the requirements described above.

The common reserve of a company comprises the statutory common reserve, the discretionary common reserve and the capital common reserve.

The capital common reserve of a company is made up of the premium over the nominal value of the shares of the company and other amounts required by the relevant governmental authority to be treated as the capital common reserve.

The common reserve of a company is required to be applied for the following purposes:

(1) to make up for the company's accrued losses;

(2) to expand the business operations of the company; and

(3) to pay up the registered capital of the company by the issue of new shares to shareholders in proportion to their existing shareholdings in the company, or by increasing the nominal value of the shares currently held by the shareholders; provided that if the statutory common reserve is converted into registered capital, the balance of the statutory common reserve after such conversion shall not be less than 25 per cent. of the registered capital of the company.

The statutory public welfare fund is required to be applied for the collective welfare of the company's employees.

(xvii) Appointment and retirement of auditors

The Special Regulations require a company to employ an independent PRC qualified firm of accountants to audit the company's annual financial statements and to review its other financial reports.

Auditors are required to be appointed for a term commencing from the close of an annual shareholders' general meeting to the close of the next annual shareholders' general meeting.

If a company removes or ceases to continue to appoint its auditors, it is required by the Special Regulations to give prior notice to the auditors and the auditors are entitled to go before the shareholders at a general meeting in order to make any appropriate disclosures. Auditors who resign from their office shall disclose to the shareholders stating whether or not they are aware of any inappropriate acts undertaken by the company. The appointment, removal and non re-appointment of auditors are required to be decided by the shareholders and shall be registered with the Securities Commission.

(xviii) Distribution of profits

The Special Resolutions provide that dividends and other distributions payable to holders of overseas listed foreign shares shall be declared and calculated in Renminbi and paid in foreign currency. Under the Mandatory Provisions, the payment of foreign currency to shareholders is required to be made through a receiving agent.

(xix) Amendments to articles of association

Amendments to a company's articles of association must be approved by more than two thirds of the votes cast by shareholders present at a general meeting. Any amendment of the provisions in the company's articles of association required by the Mandatory Provisions will be effective only after approval of the companies approval department authorised by the State Council and the Securities Commission. A company must change its registration particulars in accordance with the applicable laws if any amendments to its articles of association involving registration matters are adopted.

(xx) Merger and demerger

The merger or demerger of a company requires approval by the shareholders in general meeting and the relevant governmental authority. The merger of a company may be effected either by way of absorption followed by the dissolution of the company being absorbed or the establishment of a new entity followed by the dissolution of the entities being merged.

All parties to a merger are required to sign a merger agreement and to prepare their respective balance sheets and inventory of assets. Each party to a merger is required to notify its creditors of the merger within 10 days and publicly announce the merger in general circulation newspapers at least three times within 30 days after the resolution approving the merger has been passed. The creditors may within the statutory prescribed time limit request the company to repay any outstanding indebtedness or to provide guarantees covering such indebtedness. A company which is unable to repay its debts or provide such guarantees is prohibited from proceeding with the merger.

A company is required to prepare its balance sheet and an inventory of assets prior to its demerger. As in the case of a merger, a company seeking a demerger is required to issue notices of the demerger to creditors, to publish notices of the demerger and to make repayment of or provide guarantees to creditors.

(xxi) Dissolution and liquidation

A company which is unable to pay its debts as they fall due may be declared insolvent in accordance with relevant laws and regulations. Once a company is declared insolvent, the People's Court shall, in accordance with relevant laws, establish a liquidation committee comprising the shareholders of the company and relevant governmental authorities and professionals to conduct the liquidation of the company.

Under the PRC Company Law a company is required to be dissolved upon the occurrence of any of the following events:

(1) upon the expiry of the term of operations stipulated in the articles of association or on the occurrence of an event of dissolution specified in the company's articles of association;

(2) the shareholders in general meeting have resolved to dissolve the company; or

(3) a merger or demerger of the company which requires the company to be dissolved; or

(4) the declaration of the insolvency of the company according to law by reason of its not being able to pay its debts when become due and payable; or

(5) the company has been ordered to close down as a result of violation of the law or administrative regulations.

Where a company is dissolved in the circumstances referred to in (1) or (2) above, the shareholders in general meeting shall, within 15 days of the occurrence of the event, appoint the members of the liquidation committee. If the liquidation committee is not established within the specified time, the creditors of the company may apply to the People's Court to appoint the members of the liquidation committee. The People's Court or the relevant supervising department shall organise a liquidation committee to conduct the liquidation. A liquidation committee shall comprise shareholders, the relevant department and the relevant professional personnel if the company is dissolved in the circumstances described in (4) or (5) above. A liquidation committee shall be responsible for dealing with the assets of the company, preparing a balance sheet and an inventory of the company's assets, notifying the creditors of the company's dissolution, handling the outstanding business of the company, discharging the outstanding indebtedness (including unpaid taxes) of the company, distributing the company's surplus assets after repayment of all its indebtedness and representing the company in all civil litigation.

A liquidation committee is required to notify the creditors of the dissolution of the company within 10 days after its establishment and issue a public announcement of the dissolution of the company at least three times within 60 days after its establishment. A creditor is required to lodge its claim with the liquidation committee within the statutory prescribed time limit.

The company's assets shall be applied to pay all expenses incurred in connection with the liquidation, employees' wages, employees' insurance, tax and the indebtedness of the company. Any surplus assets after discharge of the company's liabilities shall be distributed to the shareholders in proportion to their respective shareholdings in the company. If the assets of the company are insufficient to repay/discharge its indebtedness, the liquidation committee shall apply to the People's Court for a declaration of insolvency and shall transfer the liquidation proceedings to the People's Court.

A company cannot engage in any new business operations during its liquidation.

On completion of the liquidation process, the liquidation committee is required to submit a liquidation report to the shareholders in general meeting and the relevant administrative department for confirmation. The liquidation committee is also required to apply to the Administration of Industry and Commerce Bureau for the cancellation of the company's registration and to make a public announcement of the company's dissolution following such cancellation.

Members of the liquidation committee are required to discharge their duties honestly and in compliance with laws. A member of the liquidation committee is liable to indemnify the company and its creditors in respect of any loss arising from his wilful or material default.

(xxii) Overseas listing

The shares of a company may be listed overseas only with approval from the Securities Commission and the listing must be made in accordance with procedures prescribed by the Special Regulations. The Company has obtained an approval from the CSRC for the secondary listing of its H Shares on the Official List.

Under the Special Regulations and the Mandatory Provisions, where a company proposes to issue overseas listed foreign shares and domestic shares which have been approved by the Securities Commission then, subject to the further approval of the Securities Commission being obtained, the overseas listed foreign shares and the domestic shares may be issued separately within 15 months of such further approval, and the share issues may be implemented by the board of directors of the company concerned.

(xxiii) Loss of shares certificates

In the event that share certificates in registered form are either stolen or lost, a shareholder may apply, in accordance with the relevant provisions set out in the PRC Civil Procedure Law, to the People's Court for a declaration that such certificates will no longer be valid. After such a declaration has been made by the People's Court, the shareholder may apply to the company for the issue of replacement certificates.

A separate procedure regarding the loss of H Share certificates is provided in the Mandatory Provisions, which has been incorporated into the Company's Articles of Association.

(xxiv) Suspension and termination of listing

A company which is listed on a stock exchange may have its listing suspended by the securities administration department of the State Council if any of the following events occurs:

(1) the registered capital of the company or the distribution of the company's shares no longer comply with the relevant listing requirements;

(2) the company has failed to disclose its financial position in accordance with relevant laws and regulations or the financial report of the company contains any false information;

(3) the company has committed a material breach of law; or

(4) the company has incurred losses for each of the immediately preceding three years.

If the circumstances referred to in (2) or (3) above shall have occurred and it is established by investigation that the consequences are serious, or if the circumstances referred to in (1) or (4) above shall have occurred and the situation is not rectified within the time limit prescribed for such purpose, the securities administration department of the State Council may resolve to terminate the listing of a company's shares.

The securities administration department of the State Council may also terminate the listing of a company's shares in the event that the company has resolved to be wound up or is ordered by the relevant governmental authority to be dissolved or the company is declared insolvent.

(b) *PRC securities law and regulations*

At present, the PRC has promulgated a number of regulations in relation to the issue and trading of shares and disclosure of information.

In early 1993, the State Council established the Securities Commission and the CSRC. The Securities Commission is responsible for coordinating the drafting of securities regulations, formulating securities related polices, planning the development of securities markets, directing, coordinating and supervising all securities related institutions in the PRC and administering the CSRC. The CSRC is the regulatory arm of the Securities Commission and is responsible for the drafting of regulatory provisions of securities markets, supervising securities companies, regulating public offers of securities by PRC companies in the PRC or overseas, regulating the trading of securities, compiling securities related statistics and undertaking research and analysis.

On 22nd April, 1993, the State Council promulgated the Provisional Regulations Governing the Issue and Trading of Shares (the "Securities Provisional Regulations"). These regulations deal with the application and approval procedures for public offerings of equity securities, trading in equity securities, the acquisition of listed companies, deposit, settlement, clearing and transfer of listed equity securities, the disclosure of information with respect to a listed company, investigation and penalties and dispute settlement. These regulations specifically provide that the offer of shares by a PRC company directly and indirectly outside the PRC requires the approval of the Securities Commission and also provide that separate measures will be promulgated in

relation to the issue of and trading in special Renminbi-denominated shares. However, (i) if a company proposes to issue Renminbi denominated ordinary shares as well as special Renminbi-denominated shares, it has to comply with the Securities Provisional Regulations; and (ii) provisions of the Securities Provisional Regulations in relation to acquisitions of listed companies and disclosure of information are expressed to apply to companies listed on a stock exchange in general without being confined to companies listed on any particular stock exchange. Such provisions may, therefore, be applicable to companies with shares listed on a stock exchange outside the PRC including, for instance, companies with shares listed on the Hong Kong Stock Exchange and the Official List.

On 12th June, 1993, the CSRC promulgated the Implementation Measures (Provisional) on Disclosure of Information of the Public Issuing Share's Company pursuant to the Securities Provisional Regulations. Under these measures, the CSRC is responsible for supervising the disclosure of information by companies which have offered shares to the public in the PRC. These measures contain provisions regarding prospectuses and listing reports to be issued in connection with a public offering of shares in the PRC, publication of interim and final reports and announcement of material transactions or matters by companies which have offered shares to the public. Material transactions or matters are those the occurrence of which may have a material effect on the share price of a company. They include changes to a company's articles of association or registered capital, removal of auditors, mortgage or disposal of major operating assets or writing down the value of such assets where the amount being written down exceeds 30 per cent. of the total value of such assets, revocation by a court of any resolution passed by the shareholders or the supervisors of a company and the merger or demerger of a company. These measures also contain disclosure provisions in relation to acquisition of listed companies which supplement the requirements contained in the Securities Provisional Regulations.

On 2nd December, 1993, the Securities Commission promulgated the Provisional Measures Prohibiting Fraudulent Conduct Relating to Securities. The prohibitions imposed by these measures include the use of insider information in connection with the issue of or trading in securities (insider information being defined to include undisclosed material information known to any insider, which may affect the market price of securities); the use of funds or information or through an abuse of power in creating a false or disorderly market or influencing the market price of securities or inducing investors to make investment decisions without knowledge of actual circumstances; and the making of any statement in connection with the issue of and trading in securities which is false or materially misleading or in respect of which there is any material omission. Penalties imposed for contravening any of the provisions of the measures include fines, confiscation of profits and suspension of trading. In serious cases, criminal liability may be imposed.

On 4th July, 1994, the State Council promulgated the Special Regulations. These provisions deal mainly with the issue, subscription, trading and declaration of dividends and other distributions of foreign capital stock listed aboard and disclosure of information, articles of association of companies having foreign capital stock listed aboard.

On 25th December, 1995, the State Council promulgated the Regulations of the State Council Concerning Domestic Listed Foreign Shares of Joint Stock Limited Companies. These regulations deal mainly with the issue, subscription, trading and declaration of dividends and other distributions of domestic listed foreign shares and disclosure of information of companies having domestic listed foreign shares.

On 29th December, 1998, the Securities Law of the PRC was passed by the Standing Committee of the National People's Congress. The Securities Law took effect on 1st July, 1999. This is the first national securities law in the PRC, and it is divided into 12 chapters and 214 articles regulating, among other things, the issue and trading of securities, takeovers by listed companies, securities exchanges, securities companies and the duties and responsibilities of the State Council's securities regulatory authorities. The Securities Law is the fundamental law which comprehensively regulates activities in the PRC securities market. Article 29 of the Securities Law provides that enterprises in the PRC which intend directly or indirectly to issue securities outside the PRC or to list their securities outside the PRC must obtain prior approval from the State Council's regulatory authorities. Article 213 of the Securities Law provides that specific measures in respect of shares of companies in the PRC which are to be subscribed and traded in foreign currencies by person and organisation outside the PRC shall be separately formulated by the State Council. Currently, the issue and trading of foreign issued shares (including H shares and B shares) are still mainly governed by the rules ad regulations promulgated by the State Council and the CSRC.

In order to further promote strict compliance of "companies listed outside China" ("Listed Companies") with the relevant domestic and foreign laws and regulations, the conscientious performance of their continuing obligations toward investors and the establishment of a good corporate image on domestic and foreign capital markets, the State Economic and Trade Commission and the CSRC jointly issued "Further Standardizing Operations and Reform of Companies Listed Outside China Opinion" ("Standardizing Opinion") on 29th March, 1999. The Standardizing Opinion sets out regulations governing the relationship between the Listed Companies and their controlling entities (hereafter "controlling entities" refers to companies or enterprises with legal person status that have a controlling interest in a Listed Company) and the operations of the administrative organisations of the Listed Companies. The board of directors, management, the financial and marketing organisations of a Listed Company must be independent from those of the controlling entity. No more than two senior management personnel from the controlling entity (i.e. the chairman of the board, vice-chairman of the board and executive directors) may concurrently hold the position of senior management in the Listed Company. The Standardizing Opinion also requires a Listed Company to specify its decision-making process, strengthen director responsibility, establish a sound external director and independent director system, strengthen the functions of its supervisory board and secretary of the board of directors, explore methods to motivate its senior management personnel and to intensify its internal reform.

2. **Other Relevant PRC Laws and Regulations**

(a) *Summary of PRC Highway Law*

The PRC Highway Law provides for the planning, construction, maintenance, operation, use, and management of domestic highways as well as liabilities arising from any breach of the PRC Highway Law.

(i) Scope of Application

Planning, construction, maintenance, operation, use, and management of domestic highways (including highways bridges, tunnels and ferry piers) are governed by PRC Highway Law. The PRC Highway Law provides that people's governments at all levels will support and promote the road construction and that the State will encourage domestic and foreign investments in road construction and operation.

(ii) Highway Planning

There are national, provincial, county, and village roads, which are also categorised into Expressways and classes 1, 2, 3 and 4 roads. Specific categorisation rests with the traffic supervisory department, or the MOC. The MOC, the relevant departments under the State Council and the respective people's governments of provinces, autonomous regions and municipalities which any National Road crosses are responsible for the planning of these roads subject to the approval of the State Council.

(iii) Highway Construction

Construction of highways may be financed by different means such as by way of domestic and foreign investments, share offer or issue of debentures as encouraged by the State. Qualified and state-accredited units for highway inspection and design, construction, and supervision are to be responsible for construction of highways.

(iv) Toll Highways

Tolls may be collected on domestically and foreign-invested highways which conform to the technical and scale of operation requirements of the MOC with the State's approval. Owners of highways may operate, and collect tolls on, these highways once their constructions are completed. The term of toll collection shall, according to the principle of reasonable returns, be agreed by the relevant highway supervisory departments and the owners of these highways, subject to the State's approval. The term however shall not exceed that laid down by the State Council from time to time. Toll rate proposals shall be submitted to the toll-collection units under the people's governments at the provincial, autonomous regional, and municipal levels, as well as the price competent authorities for approval.

(b) *PRC Legal System*

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, directives and local laws, regulations, laws of the Special Administrative Region and international treaties entered into by the PRC. Decided court cases do not constitute binding precedents, although they are used for the purposes of judicial reference and guidance.

The National People's Congress of the PRC (the "NPC") and the Standing Committee of the NPC are empowered by the PRC Constitution to exercise the legislative power of the State. The NPC has the power to amend the PRC Constitution and enact and amend basic laws governing the State organs, civil and criminal matters. The Standing Committee of the NPC is empowered to interpret, enact and amend laws other than those required to be enacted by the NPC.

The State Council is the highest organ of State administration and has the power to enact administrative rules and regulations. The ministries and commissions under the State Council are also vested with the power to issue orders, directives and regulations within the jurisdiction of their respective departments. All administrative rules, regulations, directives and orders promulgated by the State Council and its ministries and commissions must not conflict with the PRC Constitution and the national laws enacted by the NPC. In the event that any such conflict arises, the Standing Committee of the NPC has the power to annul such administrative rules, regulations, directives and orders.

At the regional level, the people's congresses of provinces and municipalities and their respective standing committees may enact local rules and regulations and the people's governments may promulgate administrative rules and directives applicable to their own administrative areas. These local laws and regulations cannot be in conflict with the PRC Constitution, the national laws and the administrative rules and regulations promulgated by the State Council.

Rules, regulations or directives may be enacted or issued at the provincial or municipal level or by the State Council or its ministries and commissions in the first instance for experimental purposes. After sufficient experience has been gained, the State Council may submit legislative proposals for consideration by the NPC or the Standing Committee of the NPC for enactment at national level.

The power to interpret laws is vested by the PRC Constitution in the Standing Committee of the NPC. According to the Decision of the Standing Committee of the NPC Regarding the Strengthening of Interpretation of Laws passed on 10th June, 1981, the Supreme People's Court has the power to give general interpretation on the application of laws in judicial proceedings in addition to its power to issue specific interpretation for specific cases. The State Council and its ministries and commissions are also vested with the power to give interpretation of the rules and regulations which they have promulgated. At the regional level, the power to give interpretations of the regional laws is vested in the regional legislative and administration organs which promulgate such laws.

All such interpretations carry legal effect.

(c) *Judicial System*

The people's courts are the judicial organs of the PRC. Under the PRC Constitution and the Law of Organisation of the People's Courts of the PRC, the people's courts are made up of the Supreme People's Court, the local people's courts, military courts and other special people's courts. The local people's courts are divided into three levels, namely, the basic people's courts, the intermediate people's courts and the higher people's courts. The basic people's courts are divided into civil, criminal, economic and administrative divisions. The intermediate people's courts have divisions similar to those of the basic people's courts and other special divisions (such as the intellectual property division), in accordance with needs. The judicial work of people's courts at lower levels is subject to the supervision of people's courts at higher levels. The people's procuratorates also have the right to exercise legal supervision over the civil proceedings of people's courts of the same level and the lower level. The Supreme People's Court is the highest judicial organ of the PRC. It supervises the administration of justice by the people's courts at all levels.

The people's courts adopt a two-tier final appeal system. A party may, before the taking effect of a judgment or order, appeal against the judgment or order of the first instance of a local people's court to the people's court at the next higher level. Judgments or orders of the second instance of the same level and at the next higher level are final and binding. Judgments or orders of the first instance of the Supreme People's Court are also final and binding. If, however, the Supreme People's Court or a people's court at a higher level finds an error in a final and binding judgment which has taken effect in any people's court at a lower level, or the presiding judge of a people's court finds an error in a final and binding judgment which has taken effect in the court over which he presides, a retrial of the case may be conducted according to the judicial supervision procedures.

The PRC civil procedures are governed by the Civil Procedure Law of the PRC (the "Civil Procedure Law") adopted on 9th April, 1991 which prescribes the grounds for instituting a civil action, the jurisdiction of the people's courts, the procedures to be followed for conducting a civil action, the court procedures, and the procedures for enforcement of a civil judgment or order. All parties to a civil action conducted within the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a court located in the defendant's place of domicile. The jurisdiction may also be selected by express agreement by the parties to a contract provided that the people's court having the jurisdiction is located at the plaintiff's or the defendant's place of domicile, the place of execution or implementation of the contract or the object of the action but it must not violate the regulations in respect of hierarchy and jurisdiction of the courts as stated in the Civil Procedure Law. A foreign national or foreign enterprise is given the same litigation rights and obligations as a citizen or legal person of the PRC. Should a court of a foreign country limit the litigation rights of PRC citizens and enterprises, the PRC courts shall apply the same limitations to the citizens and enterprises of that foreign country. If any party to a civil action refuses to comply with a judgment or order made by a people's court or an award made by an arbitration organ in the PRC, the aggrieved party may apply to the people's court to enforce the judgment, order or award. There are time limits imposed on the right to apply for such enforcement. If at least one of the parties to the dispute is an individual, the time limit is one year. If both parties to the dispute are legal persons or other institutions, the time limit is six months. If a person fails to satisfy a judgment which the court has granted approval to enforce within the stipulated time, the court will, upon application of either party, mandatorily enforce the judgment.

A party seeking to enforce a judgment or order of a people's court against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for recognition and enforcement of such judgment or order. A foreign judgment or ruling may also be recognised and enforced according to PRC enforcement procedures by the people's court in accordance with the principle of reciprocity, or in accordance with an international treaty, if the PRC has entered into an international treaty with the relevant foreign country, or an international treaty which has been acceded to by the PRC provides for such recognition and enforcement, unless the people's court considers that the recognition or enforcement of a judgment or ruling will violate the basic legal principles of the PRC or its sovereignty or security, or for reasons of social and public interest.

(d) *Arbitration and Enforcement of Arbitral Awards*

The Arbitration Law of the People's Republic of China (the "Arbitration Law") was passed by the Standing Committee of the NPC on 31st August, 1994 and came into effect on 1st September, 1995. It is applicable to, among other matters, trade disputes involving foreign parties where the parties have entered into a written agreement to refer the matter to arbitration before an arbitration committee constituted in accordance with the Arbitration Law. Under the Arbitration Law, an arbitration committee may, before the promulgation by the PRC Arbitration Association of arbitration regulations, formulate interim arbitration rules in accordance with the Arbitration Law and the PRC Civil Procedure Law. Where the parties have by agreement provided arbitration as the method for dispute resolution, the people's court will refuse to handle the case if one party institutes legal proceedings in a people's court.

The Mandatory Provisions require an arbitration clause to be included in the articles of association of a company listed in Hong Kong and, in the case of the Hong Kong Listing Rules, also in a contract between the company and each director and supervisor, to the effect that whenever any dispute or claim arises from the articles of association, or from any rights or

obligations confered or imposed by the PRC Company Law or other relevant laws and administrative regulations concerning the affairs of a company between (i) a holder of overseas listed foreign shares and the company and its directors or supervisors; or (ii) a holder of overseas listed foreign shares and the directors, supervisors, manager or other officers of the company, such parties shall submit that dispute or claim for arbitration before either the China International Economic and Trade Arbitration Commission ("CIETAC") or the Hong Kong International Arbitration Centre ("HKIAC"). If the party seeking arbitration elects to arbitrate the dispute or claim at the HKIAC, then either party may apply to have such arbitration conducted in Shenzhen according to the securities arbitration rules of the HKIAC. CIETAC is a foreign affairs arbitration organ in the PRC. CIETAC is located in Beijing with branch offices in Shenzhen and Shanghai.

Under the Arbitration Law and PRC Civil Procedure Law, an arbitral award is final and binding on the parties. If a party fails to comply with an award, the other party to the award may apply to the people's court for enforcement. A people's court may refuse to enforce an arbitral award made by an arbitration commission if there is any procedural or membership irregularity specified by law or the award exceeds the scope of the arbitration agreement or is outside the jurisdiction of the arbitration commission.

A party seeking, to enforce an arbitral award of a foreign affairs arbitration organ of the PRC against a party who or whose property, is not within the PRC, may apply to a foreign court with jurisdiction over the case for enforcement. Similarly, an arbitral award made by a foreign arbitration body may be recognised and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty concluded or acceded to by the PRC. The PRC acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the "New York Convention") adopted on 10th June, 1958 pursuant to a resolution of the Standing Committee of the NPC passed on 2nd December, 1986. The New York Convention provides that all arbitral awards made in a state which is a party to the New York Convention shall be recognised and enforced by other parties to the New York Convention, subject to their right to refuse enforcement under certain circumstances, including where the enforcement of the arbitral award is against the public policy of the state to which the application for enforcement is made. It was declared by the Standing Committee of the NPC simultaneously with the accession of the PRC that (i) the PRC will only recognise and enforce foreign arbitral awards on the principle of reciprocity; and (ii) the PRC will only apply the New York Convention in disputes considered under PRC laws to arise from contractual and non-contractual mercantile legal relations.

3. **Take Over Codes**

United Kingdom

The City Code does not apply to the Company as the Company is not considered to be resident in the United Kingdom, the Channel Islands or the Isle of Man and is not incorporated in any of those jurisdictions.

Hong Kong

As the H Shares in the share capital of the Company are listed on the Hong Kong Stock Exchange the Hong Kong Code applies to the Company. The Hong Kong Code was originally

based on the City Code although since its first introduction the detailed provisions of the Hong Kong Code and its interpretation have not necessarily followed changes in the City Code or the practice prevailing in London. However the basic principle of fair and equal treatment for all shareholders remains the main object of the Hong Kong Code.

Particular attention is drawn to the provisions of Rule 26 of the Hong Kong Code under which the obligation arises on a shareholder to extend an offer to holders of any class of share capital which carries voting rights and in which such person (or such person together with persons acting in concert with him) acquires shares which together with shares already held carry 35 per cent. or more of the voting rights of the Company. Further, if any person who, together with persons acting in concert with him, holds between 35 per cent. and 50 per cent. of the voting rights of a company and such person or persons acting in concert with him acquire, in any 12 month period, additional shares in the Company carrying more than 5 per cent. of the voting rights a similar offer has to be made. Any offer made under the provisions of this Rule of the Hong Kong Code has to be in cash or accompanied by a cash alternative at not less than the highest price paid by the offeror (or persons acting in concert with him) for shares of that class within the preceding 6 months. In the event of a requirement to make a mandatory offer for shares of any class of a company, the Hong Kong Code also contains an obligation to make a comparable offer to the holders of other classes of shares of such company and for any securities convertible into shares.

Any shareholder who is in any doubt as to the provisions of, or his rights and obligations under, the Hong Kong Code should seek appropriate independent advice.

4. **Registration, Dealings and Settlement**

Registration

The Company's principal register of members is maintained in the PRC by the Company. The Company's H Share register of members in Hong Kong (the "Hong Kong Register") is maintained by HKSCC Registrars Limited. Currently all of the issued H Shares are registered in the Hong Kong Register.

Transfers between the principal register and Hong Kong branch register

No shares on the principal register may be transferred to any branch register (including the Hong Kong register) nor may shares on any branch register be transferred to the principal register or any other branch register. All transfers and other documents of title should be lodged for registration and registered, in the case of shares on a branch register, at the relevant registration office and, in the case of shares on the principal register, at the registered office in the PRC or such other place in the PRC at which the principal register is kept in accordance with the laws of the PRC.

Dealings and Settlement

Admission to trading on the London Stock Exchange and the commencement of dealings in the H Shares in London is expected to be on 5th May, 2000. It is expected that the H Shares will be traded on the Stock Exchange Automatic Quotation International trading system of the

London Stock Exchange. H Shares are quoted on the Hong Kong Stock Exchange in, and will be quoted on the London Stock Exchange in, Hong Kong dollars. Unless the parties to a sale and purchase agree otherwise, transactions will be settled in accordance with the rules of the Hong Kong Stock Exchange being the exchange on which the H Shares are principally listed.

Dealings in securities on the Hong Kong Stock Exchange are required to be settled within two trading days from the transaction date. Such settlement can either be affected by physical delivery of the certificate in respect of the relevant securities and executed instruments of transfer or, if the securities are admitted for deposit, clearing and settlement in CCASS, through CCASS. CCASS, which is operated by Hongkong Clearing, is a clearing and settlement system which provides book-entry settlement in securities amongst eligible participants. Dealings in the H Shares take place in board lots of 2,000 shares in Hong Kong.

The H Shares are not eligible for holding and transfer through CREST as they are shares of a company incorporated in the PRC and the Regulations for the operation of CREST do not at present permit such shares to be held and transferred through CREST.

Details of certain taxation implications which may be relevant to dealings in H Shares are set out in paragraph 7 of Part IV of this document.

PART IV

GENERAL INFORMATION

1. Incorporation and Status of the Company

The Company was established in the PRC under the PRC Company Law as a joint stock limited company on 1st March, 1997 with Provincial Investment Co as the sole promoter. The Company is registered as an overseas company in Hong Kong with registration number F8576 under Part XI of the Companies Ordinance.

2. Share Capital of the Company

(a) The authorised, issued and fully paid share capital of the Company as at the Latest Practicable Date were as follows:

	Shares of RMB1 each	Percentage of issued share capital
Authorised and issued Domestic Shares (held by Provincial Investment Co)	2,909,260,000	67%
Authorised and issued H Shares	1,433,854,500	33%
Shares	4,343,114,500	100%

(b) The issued share capital is in registered form and is not eligible for holding or transfer through CREST. All of the issued H Shares are listed on the Hong Kong Stock Exchange. Following the Introduction, all of the issued H Shares will also be listed on the Official List.

(c) No Share or loan capital of the Company or any of its subsidiary undertakings is under option nor has the Company agreed conditionally or unconditionally to put any Shares under option.

(d) The authorised share capital of the Company has been created by resolutions of the Company in general meeting. The issued share capital has been allotted pursuant to authorities of the Company in general meeting and resolutions of the Board or a duly authorised committee thereof and pursuant to approvals of the relevant PRC government bodies. Further to the notice of annual general meeting dated 7th April, 2000 sent to the shareholders of the Company, the annual general meeting of the Company will be held on 25th May, 2000 to pass resolutions including those:

(i) to authorise the Board within the period from 25th May, 2000 until the earlier of the conclusion of the Company's next annual general meeting, the expiry of the twelve month period from the date of passing the resolution or the date of revocation or variation of the authority given under the resolution by a special resolution of the

Company's general meeting ("**Relevant Period**"), to allot, issue or otherwise deal with additional Domestic Shares and/or H Shares not exceeding 20 per cent. of the total nominal value of the existing issued Domestic Shares and H Shares, subject to the approval of the CSRC; and

(ii) to authorise the Board within the Relevant Period to repurchase not exceeding 10 per cent. of the nominal value of the existing issued H Shares on the Hong Kong Stock Exchange subject to the approval from the CSRC, the SAFE, and the State Economic and Trade Commission. This is also subject to the passing of the special resolutions by the extraordinary general meetings for both holders of Domestic Shares and H Shares to be held on 25th May, 2000 (or the subsequent day as may be applicable), and no claim from the creditors of the Company for repayment of any understanding debts or provisions of guarantee to such debts according to the notice procedure in article 26 of the Company's Articles of Association (or should any creditor make such claim, the Company at its absolute discretion repaying relevant debts or providing relevant guarantee).

(e) As at the establishment of the Company on 1st March, 1997, the Company's registered capital was RMB2,909,260,000 comprised 2,909,260,000 Domestic Shares which were held by Provincial Investment Co representing 100 per cent. of the initial registered capital. Immediately after completion of the placing of H Shares with professional and institutional investors and the issue of H Shares by way of an offer to the public for subscription in Hong Kong in May 1997, the issued share capital of the Company became RMB4,343,114,500 made up of 2,909,260,000 Domestic Shares held by Provincial Investment Co. and 1,433,854,500 H Shares, representing approximately 67 per cent. and 33 per cent. of the Company's issued capital respectively. The H Shares were issued at HK$2.38 per share.

3. **Articles of Association of the Company**

The objects of the Company are set out in full in clause 11 of the Articles of Association which provides that the Company's principal objects are construction, design, toll collection, maintenance, and management of, and providing technical consultation and ancillary services to, High Grade Roads.

Set out below is a summary of the principal provisions of the Articles of Association which have incorporated the Mandatory Provisions as supplemented by the Supplemental Amendments and which were adopted at an extraordinary general meeting of the Company held on 2nd March, 1997 and approved by the State Restructuring Commission on 20th March, 1997. The Articles of Association were further amended pursuant to the resolutions passed by the shareholders at the extraordinary general meeting of the Company held on 28th February, 2000. A copy of the amended Articles of Association will be filed with the State Economic and Trade Commission. Copies of the full Chinese and English texts of the Articles of Association are available for inspection as mentioned in paragraph 13 below — "Documents available for inspection".

(1) *Directors*

(a) Power to allot and issue shares

There are no provisions in the Articles of Association empowering the Directors to allot and issue shares. To increase the share capital of the Company, the Board of Directors has to prepare a proposal for approval by shareholders in general meeting by way of special resolution and must comply with the relevant procedures.

(b) Loans to Directors

The Company is prohibited from directly or indirectly making a loan, or providing any guarantee in connection with a loan made to: (i) its Directors, Supervisors, managers and other officers; (ii) the directors, supervisors, managers and other officers of its holding company; and (iii) a person connected with any person referred to in (i) and (ii) above.

The following transactions are not subject to the above prohibition:

(i) the provision of a loan or a guarantee for a loan by the Company to a subsidiary of the Company;

(ii) the provision by the Company to a Director, Supervisor, manager or other officer under an employment contract, approved by the general meeting of a loan or a guarantee for a loan or other funds to meet expenditure incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties; and

(iii) where the ordinary course of business of the Company includes the lending of money or the giving of guarantees, the Company may make a loan to or provide a guarantee for a loan to any of its Directors, Supervisors, managers or other officers or persons connected with them provided that the terms of the loan or guarantee for a loan should be on normal commercial terms.

A loan made by the Company in breach of the prohibition described above should be forthwith repayable by the recipient of the loan regardless of the terms of the loan.

A guarantee provided by the Company in breach of the prohibition described above shall be unenforceable against the Company unless:

(i) the lender was not aware of the relevant circumstances at the time the loan was advanced to the Director, Supervisor, manager or other officer of the Company or its holding company; or

(ii) the security provided by the Company has been lawfully sold by the lender to a bona fide purchaser.

For the purpose of the foregoing provisions:

(i) a guarantee includes an undertaking of obligations or provision of security to secure the performance of obligations by the obligor; and

(ii) the definition of a connected person set out in paragraph (c) below shall, mutatis mutandis, apply to the provisions of the Articles of Association summarised in this paragraph (b).

(c) Disclosure of interests in contracts with the Company or any of its subsidiaries

Where a Director, Supervisor, general manager or other officer of the Company has, directly or indirectly, a material interest in a contract, transaction or arrangement entered into or proposed to be entered into with the Company, other than his contract of service, he shall declare the nature and extent of his interest to the Directors as soon as possible,

whether or not the above matters are normally subject to the approval of the Directors. Unless the interested Director, Supervisor, manager or other officer has disclosed his interests in accordance with the Articles of Association and that matter has been approved by the Directors at a meeting in which the interested Director has not been counted in the quorum and has refrained from voting, the Company may cancel that contract, transaction or arrangement except as against a bona fide party thereto acting without notice of the breach of duty by that Director, Supervisor, manager or other officer. For the purposes of this provision, a Director, Supervisor, manager or other officer is also deemed to be interested in a contract, transaction or arrangement in which a person connected to him is interested.

Where a Director, Supervisor, general manager or other officer, before the question of entering into the relevant contract, transaction or arrangement is first considered, gives to the Directors a notice in writing, stating that by reason of the contents specified in the notice, he is interested in a contract, transaction or arrangement proposed to be entered into with the Company, then the relevant Director, Supervisor, manager or officer shall be deemed to have made a disclosure for the purpose of the above provision within the scope of that specified notice.

(d) Remuneration

The Company shall enter into a contract in writing with each Director or Supervisor in respect of his remuneration, with the prior approval of general meeting. Such remuneration includes:

(i) remuneration in respect of his service as Director or Supervisor or officer of the Company;

(ii) remuneration in respect of his service as Director or Supervisor or officer of any subsidiary of the Company;

(iii) remuneration in respect of other services provided in connection with the management of the affairs of the Company or its subsidiaries; and

(iv) moneys payable as compensation for loss of office or retirement from office of that Director or Supervisor.

A Director or Supervisor shall not institute proceedings against the Company for any benefit due to him in respect of the above matters except under a contract entered into in accordance with the foregoing.

(e) Borrowing Powers

The Company's financing powers include the power to mortgage or pledge part or all of the business or property of the Company and other rights permitted under PRC laws and regulations.

The Board of Directors of the Company shall exercise the financing or borrowing powers of the Company and decide on the mortgage and assignment of assets as mentioned above.

(f) Retirement, appointment and removal

The term of office of the Directors shall be three years. Upon expiry of a term, a Director shall be eligible for re-election and re-appointment. Directors shall be elected by the shareholders at a shareholders' general meeting.

All Directors shall be elected by general meeting for a term of three years. A retiring Director is entitled to be re-elected to serve consecutive terms. A notice of the intention to propose a person for election as a Director and a written notice by that person of his willingness to be elected shall be given to the Company 7 days before the date of the general meeting.

A Director is not required to hold any shares of the Company.

The Board of Directors shall consist of 9 Directors, comprising 4 executive Directors and 5 non-executive Directors of which 3 shall be independent non-executive directors. The Board of Directors shall have a chairman and several vice-chairmen. The chairman and the vice-chairmen shall be elected and may be dismissed by more than one half of the number of Directors. The term of office of the chairman and other Directors shall be three years but they may be re-elected by shareholders to serve consecutive terms.

Save as otherwise provided by laws and administrative regulations, the Company in general meeting shall have the power by ordinary resolution to remove any Director (including a managing or other executive Director, but without prejudice to any claim for damages under any contract) before the expiration of his period of office.

There is no stipulation that a Director must retire at a certain age.

(g) Meeting of Directors

Meetings of the Directors shall be held at least twice every year and shall be convened by the chairman, provided that when an urgent matter arises, extraordinary meetings of the Directors may be convened upon the requisition of more than one third of the Directors jointly or upon the proposal of the general manager.

A meeting of the Directors shall only be held if more than one half of the Directors are present. Each Director shall have one vote. In the case of an equality of votes, the chairman shall have an extra vote.

(2) *Alterations to the Articles of Association*

The Company may amend the Articles of Association only with the sanction of a special resolution at a general meeting and the approval of the companies supervisory departments authorized by the State Council.

If the amendment to the Articles of Association involves the registered items of the Company, the Company shall apply for registration of changes of the registered items in accordance with the law.

(3) *Variation of rights of classes of shares*

Shareholders holding different classes of shares are class shareholders ("Class Shareholders"). Class Shareholders enjoy the benefits and bear the obligations according to laws, administrative regulations and the provisions of the Articles of Association. Holders of domestic shares and overseas listed foreign shares shall be deemed to be different classes of shareholders.

Any proposal to vary or abrogate the rights conferred on any class of shareholders in the capacity of shareholders ("Class Rights") must be approved by a special resolution of general meeting and approved by holders of shares of that class at a separate meeting conducted in accordance with the provisions of the Articles of Association.

Resolutions of a class meeting shall be passed by two-thirds majority of the votes of the shareholders of that class present at and who are entitled to vote at the class meeting.

Notice of class meetings need only be served on shareholders entitled to vote thereat.

Class meetings shall be conducted in a manner as nearly as possible as general meetings. The provisions of the Articles of Association relating to the proceedings of general meetings shall apply to class meetings.

(4) *Special resolutions – majority required*

Resolutions of general meetings may be passed by way of ordinary resolutions or special resolutions.

An ordinary resolution shall be passed by more than one half of the votes held by the shareholders present in person or by proxy at a general meeting and voting in favour of the resolution.

A special resolution shall be passed by more than two-thirds of the votes held by the shareholders present in person or by proxy at a general meeting and voting in favour of the resolution.

(5) *Voting rights (generally, on a poll and right to demand a poll)*

A shareholder has the right to attend and vote in person or to appoint a proxy to attend and vote on his behalf at general meetings. A proxy need not be a shareholder.

Shareholders (including proxies) may exercise voting rights at general meetings in accordance with the number of shares carrying the right to vote held by them. Each share shall carry one vote.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting, shall be entitled to one extra vote.

(6) *Accounts and audit*

(a) Financial accounting system

The Company shall formulate its financial accounting system in accordance with the relevant requirements of PRC laws, administrative regulations and the PRC accounting principles formulated by the financial supervisory authority of the State Council.

The financial statements of the Company shall, in addition to complying with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards or the accounting standards of the place outside the PRC where the Company is listed. If there are material differences between the financial statements

prepared in accordance with the aforesaid two accounting standards, then those financial statements shall specify such differences. For the purpose of distributing the profits after tax in respect of the relevant financial year, the after tax profits shall be deemed to be the lesser of the amounts stated in the two sets of financial statements.

(7) *Notice of meetings and business to be conducted thereat*

The Directors shall convene an extraordinary general meeting within two months of the occurrence of any of the following events:

(i) when the number of Directors is fewer than the number prescribed by the PRC Company Law or fewer than two thirds of the number prescribed by the Articles of Association;

(ii) when the accumulated losses of the Company amount to one third of the total amount of its share capital;

(iii) upon the written requisition of shareholders holding 10 per cent. or more of the Company's issued shares carrying the right to vote; or

(iv) when the Directors consider it necessary or when the supervisory committee proposes to convene a general meeting.

When the Company convenes an annual general meeting, shareholders holding 5 per cent. or more of the Shares carrying voting rights are entitled to propose to the Company in writing new matters to be considered. The Company shall include in the notice and agenda of that meeting those matters contained in the proposal which are within the scope of the duties of the general meeting provided that the proposal is delivered to the Company within 30 days from the date of issue of the notice of that meeting.

Shareholders may convene an extraordinary general meeting or a class meeting in accordance with the following procedures: two or more shareholders holding 10 per cent. or more of the shares carrying voting rights on the date of the deposit of a requisition may, by signing one or more counterpart requisitions, require the Directors to, and the Directors shall as soon as possible proceed to, convene an extraordinary general meeting or the relevant class meeting. If the Directors fail to issue a notice convening such a meeting within 30 days of their receipt of the requisition, the requisitioning shareholders may on their own convene such a meeting within 4 months of the receipt of such requisition by the Directors in a manner as nearly as possible to that of a general meeting convened by the Directors.

(8) *Transfer of shares*

Unless otherwise prescribed by PRC law and regulations, the Domestic Shares of the Company are not freely transferable. The H Shares of the Company are freely transferable and shall be free from all liens.

All transfers of H Shares shall be effected by a transfer in writing in the usual or common form and may be under hand only.

All fully paid-up H Shares are freely transferable in accordance with the provisions of the Articles of Association, but except where the conditions set out below are satisfied, the Directors may refuse to recognise any transfer document without providing any reason:

(i) the relevant transfer fee and stamp duty payable thereon have been paid;

(ii) the transfer document relates only to H Shares;

(iii) the instrument of transfer is accompanied by the relevant share certificate(s) and such other evidence reasonably required by the Directors to show the right of the transferor to make the transfer;

(iv) if the shares of the Company are transferred to joint holders, the number of joint holders does not exceed four; and

(v) the relevant shares of the Company are free from all liens.

(9) *Dividends and other methods of distribution*

After making payment of relevant taxes and levies, the profits of the Company shall be applied in the following order:

(i) making up for accrued losses;

(ii) allocation to statutory common reserve;

(iii) allocation to statutory public welfare fund;

(iv) payment of dividends on preferred shares, if any;

(v) allocation to discretionary common reserve; and

(vi) payment of dividends in respect of ordinary shares.

The detailed proportion of distributions in respect of items (v) and (vi) above for any year shall be formulated by the Directors in accordance with the operating conditions and development requirements of the Company and shall be submitted to the general meeting for approval.

No dividends shall be paid before the Company has made up its accrued losses and has made allocation to its statutory common reserve and its statutory public welfare fund. No dividend, unless the same is not paid by the Company when due and payable, shall bear interest as against the Company.

The Company shall allocate 10 per cent. of its after tax profits to the statutory common reserve provided that no allocation is required if the accumulated statutory common reserve exceeds 50 per cent. of the registered capital.

The Company shall allocate its profits to the discretionary common reserve in accordance with the resolutions passed at general meetings.

The following sums shall be appropriated to the capital common reserve:

(i) the amount of share premium arising from the issue of shares at a premium;

(ii) other income required by the competent financial department of the State Council to be appropriated to the capital common reserve.

The Company's common reserve (which comprises the statutory common reserve, discretionary common reserve and the capital common reserve) shall only be used for the following purposes:

(i) to make up accrued losses;

(ii) to expand the business operations of the Company;

(iii) to be converted into capital. The Company may, upon the approval of a special resolution passed at a general meeting, convert its common reserve into capital and issue bonus shares to existing shareholders in proportion to their existing shareholdings or to increase the nominal value of each share. When converting the statutory common reserve into capital, the balance of such fund after such conversion must not be less than 25 per cent. of the registered capital of the Company; and

(iv) to be used in any other ways allowed by the State.

The Company shall allocate 5 to 10 per cent. of its after tax profits to the statutory public welfare fund. The Company shall apply its statutory public welfare fund for the collective welfare of the employees of the Company from time to time.

Subject to the provisions of the Articles of Association, annual dividends shall be paid within six months after the end of each financial year in proportion to the shareholding of each shareholder. Annual dividends shall be sanctioned by the general meeting but the amount of dividends payable shall not exceed the amount recommended by the Directors. The Directors may, subject to the approval of the shareholders in general meeting, resolve to distribute interim dividends or bonuses. The Company may distribute dividends by way of cash and/or bonus shares.

Dividends or other distributions payable on Domestic Shares shall be paid in Renminbi. Dividends or other distributions payable on H Shares shall be paid in Hong Kong dollars in accordance with relevant PRC regulations on foreign exchange.

When distributing dividends, the Company shall withhold tax on the dividends payable to shareholders in accordance with PRC tax law. Further details are set out in the section on "PRC Taxation" in Part IV of this document.

The Company shall not exercise its powers to forfeit any unclaimed dividend in respect of H Shares until after the expiry of the applicable limitation period, which is 2 years as a matter of PRC law.

(10) *Quorum for shareholders' meetings and class meetings*

A shareholder proposing to attend a general meeting shall deposit at the Company's legal address a written reply confirming his attendance 20 days prior to the holding of the meeting. The Company shall, according to the written replies received 20 days prior to the holding of a general meeting, calculate the number of shares carrying the right to vote represented by the shareholders proposing to attend the meeting. If the number of shares carrying the rights to vote represented by the shareholders proposing to attend the meeting reaches half of the total number of shares of the Company carrying the right to vote then the Company may hold the general meeting; if that number is not reached, the Company shall within five days notify the shareholders again of the matters proposed to be considered at the meeting, the date and venue of the meeting by way of public announcement. After such public announcement. the Company may hold the general meeting.

(11) *Rights of minority shareholders in relation to fraud or oppression thereof*

Apart from obligations imposed by laws, administrative regulations or the listing rules of the stock exchange(s) on which shares of the Company are listed, a Controlling Shareholder (as defined below) shall not, by virtue of the exercise of his voting rights, cause a decision to be made in a manner prejudicial to the interests of the shareholders generally or part of the shareholders in connection with the following matters:

(i) to relieve a Director or Supervisor of his duty to act honestly in the best interests of the Company;

(ii) to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit or another person), in any manner, of the Company's assets, including, without limitation, opportunities beneficial to the Company; or

(iii) to approve the expropriation by a Director or Supervisor (for his own benefit or for the benefit of another person) of the personal rights of other shareholders including without limitation, rights to distributions and voting rights, but not including a proposal for the restructuring of the Company submitted to and approved by the shareholders in general meeting in accordance with the Articles of Association.

For these purposes, a Controlling Shareholder means a person who satisfies any one of the following conditions:

(i) he alone or acting in concert with others has the power to elect more than half of the Directors;

(ii) he alone or acting in concert with others has the power to exercise or to control the exercise of 30 per cent. or more of the voting rights in the Company;

(iii) he alone or acting in concert with others holds 30 per cent. or more of the issued shares of the Company; or

(iv) he alone or acting in concert with others in any other manner controls the Company in fact.

(12) *Other provisions material to the Company or its shareholders*

(a) General provisions and limited liability

The Company may invest in other limited liability companies and joint stock limited companies and shall be liable to the investee companies to the extent of its investment in such companies. Subject to the approval of the relevant authority, the Company may in accordance with its business and operational requirements operate as a holding company as provided under Article 12 of the PRC Company Law.

(b) Alteration of share capital

Upon the passing of a special resolution at a general meeting and, if necessary, separate class meetings and upon compliance with the procedures prescribed by relevant PRC law and administrative regulations, the Company may increase its share capital based on its business and development requirements and issue new shares. The following methods may be used for an increase in capital:

(i) by an offering of new shares to unspecified investors;

(ii) by a placing of new shares to existing shareholders;

(iii) by a bonus issue of shares to existing shareholders; or

(iv) by any other method permitted under PRC law and administrative regulations.

The Company may reduce its registered capital. The registered capital of the Company after a capital reduction shall not be lower than the lowest limit prescribed by law. Where the Company reduces its registered capital, it shall prepare a balance sheet and inventory of assets. The Company shall notify its creditors within 10 days from the date of a resolution to reduce its registered capital, and shall make a public announcement in newspapers at least 3 times within 30 days thereof. The creditors shall have the right, within 30 days of receipt of the notice or within 90 days of the date of the first public announcement if the notice has not been received, to require the Company to pay its debts or provide a guarantee to the amount of its debts.

(c) Register of shareholders

The register of shareholders shall be sufficient evidence of the holding of the shares of the Company by the shareholders, unless there is evidence to the contrary. Alteration or rectification of each part of the register of shareholders shall be made in accordance with the law of the place where that part of the register of shareholders is kept. Any person who has any objection in relation to the register of shareholders and seeks to register his name on the register of shareholders or to delete his name from the register of shareholders may in each case apply to a court of competent jurisdiction to rectify the register of shareholders.

Where two or more persons are registered as the holders of any shares, they shall be deemed to hold the same as joint holders, subject to the following provisions:

(i) the Company shall not be bound to holders to register more than four persons as the joint holders of any shares;

(ii) the joint holders of any shares shall be liable severally and jointly for all payments which ought to be made in respect of such shares;

(iii) on the death of any one of such joint holders, the survivor(s) shall be the only person or persons recognised by the Company as having any title to any such shares but the Directors may require such evidence of death as they may deem fit; and

(iv) only the person whose name stands first in the register of shareholders as one of the joint holders of any share shall be entitled to delivery of the certificate relating to such share, or to receive notices from the Company or to attend or vote at general meetings of the Company, and any notice given to such person shall constitute notice to all joint holders.

(e) General manager

The general manager shall be appointed and dismissed by and be accountable to the Directors. Unless otherwise prescribed in the Articles of Association, the general manager shall exercise the following powers:

(i) to take charge of the production, operations and management of the Company and to organise the implementation of the resolutions of the Directors;

(ii) to organise the implementation of the annual operational plan and investment proposals of the Company;

(iii) to formulate the basic management structure and administration rules and establish the internal regulations of the Company;

(iv) to recommend the appointment or dismissal of deputy general managers and financial controllers;

(v) to appoint or dismiss other officers other than those required to be appointed or dismissed by the Directors; and

(vi) to exercise other powers conferred by the Articles of Association and the Directors.

(f) Supervisory committee

The Company shall have a supervisory committee which shall consist of five Supervisors, one of whom shall be representatives of employees who shall be elected and may be removed by the employees of the Company. The other four shall be external supervisors of whom three shall be independent external supervisors and shall be elected and may be removed by the general meeting. The Supervisors shall be appointed for a term of three years and may be re-elected to serve consecutive terms. The supervisory committee shall have one chairman, whose appointment and removal shall be decided by two thirds or more of the Supervisors. The supervisory committee shall meet at least once a year.

The Supervisors shall not undertake concurrently the duties of the Directors, managers or other financial officers of the Company.

The supervisory committee shall be accountable to the general meeting and shall exercise the following powers in accordance with law:

(i) to examine the Company's financial affairs;

(ii) to monitor whether the Directors, managers and other officers have in the performance of their duties to the company acted in contravention of law, administrative regulations, the Articles of Association or the resolutions passed at general meetings;

(iii) if the conduct of a Director, manager or other officer is prejudicial to the interests of the Company, to require him to rectify such conduct;

(iv) *to examine financial information such as the financial reports, business reports* and profit distribution proposals which the Directors propose to submit to the general meeting, and in case of doubt, to appoint on behalf of the Company a registered accountant or auditor to assist in the review;

(v) to propose the convening of extraordinary general meetings;

(vi) to represent the Company in negotiating with the Directors or to institute proceedings against the Directors; and

(vii) other powers stipulated in the Articles of Association.

(g) Labour management and staff and trade union

The Company shall arrange for medical insurance, retirement insurance and unemployment insurance for its management personnel and staff and workers in accordance with relevant administrative regulations of the PRC central and local governments and shall implement the law, regulations and relevant requirements in respect of labour insurance and labour protection for retired and unemployed staff and workers.

The employees of the Company may in accordance with law organise trade unions, carry out trade union activities and protect the lawful rights of employees. The Company shall provide the necessary conditions for the activities of the trade union of the Company. The Company shall allocate a trade union fund and develop trade union activities in accordance with relevant PRC law.

(h) Resolution of disputes

Whenever any dispute or claim arises from any rights or obligations provided in the Articles of Association, the PRC Company Law and other relevant laws and administrative regulations concerning the affairs of the Company between the following parties:

(i) a holder of overseas listed foreign shares and the Company;

(ii) a holder of overseas listed foreign shares and managers or other officers of the Company and the Directors, Supervisors or other officer of the Company; and

(iii) a holder of overseas listed foreign shares and a holder of domestic shares,

then, unless otherwise specified in the Articles of Association, such parties shall submit that dispute or claim to arbitration before either the China International Economic and Trade Arbitration Commission in accordance with its rules, or the Hong Kong International Arbitration Centre in accordance with its securities arbitration rules.

Once the claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant. If the party applying for arbitration elects to arbitrate at the Hong Kong International Arbitration Centre, then any party to the dispute shall be entitled to request, in accordance with the requirements of the securities arbitration rules of Hong Kong International Arbitration Centre, that arbitration be conducted in Shenzhen.

If arbitration is sought to resolve disputes or claims referred to above, the applicable law shall be PRC law save as otherwise prescribed by law and administration regulations. Such arbitration shall be final and conclusive and shall be binding on all parties to the dispute.

In respect of a dispute or claim referred to above, the entire claim or dispute must be referred to arbitration and all persons (being the Company or the shareholders, Directors, Supervisors, managers or other officers of the Company) who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim shall submit to arbitration in accordance with the above provisions.

Disputes in connection with the determination of whether a person is or is not a shareholder and the register of shareholders need not be resolved by arbitration.

4. **Directors' Interests**

(a) As at the Latest Practicable Date none of the Directors had any interest in the issued share capital of the Company, including the interests of persons connected (within the meaning of Section 346 of the Companies Act 1985 (as amended) of England and Wales) with a Director, the existence of which is known to, or could with reasonable diligence be ascertained by, that Director, whether or not held through another party.

(b) The aggregate emoluments of the Directors, inclusive of all benefits payable by the Company or any of its subsidiary undertakings, for the year ended 31st December, 1999 amounted to RMB1,028,500. The aggregate emoluments of the Directors are expected to amount to approximately RMB1,700,000 for the year ending 31st December, 2000.

(c) As at the Latest Practicable Date, the Company was aware of the following direct or indirect interests (other than Directors' interests) representing 3 per cent. or more of the Company's issued share capital:

Registered Holder	Number of Shares	Percentage of issued share capital
Provincial Investment Co	2,909,260,000 Domestic Shares	67.00
The Hongkong and Shanghai Banking Corporation Ltd.	224,061,560 H Shares	5.16
Standard Chartered Bank	203,365,459 H Shares	4.68
The Chase Manhattan Bank	173,257,700 H Shares	3.99
HSBC Broking Securities (Hong Kong) Ltd.	147,407,000 H Shares	3.39
The Capital Group Companies, Inc.	143,640,000 H Shares	3.30

(d) No Director is or has been interested, directly or indirectly, in any transactions which are or were unusual in any nature or conditions or significant in relation to the business of the Group and which have been effected by the Group during the current or immediately preceding financial year or which were effected by the Group during an earlier financial year and which remained in any respect outstanding or unperformed.

5. **Service Contracts**

(a) Each executive Director has entered into a service contract with the Company on 28th February, 2000. Particulars of these contracts are in all material respects identical save for the amount of salary (which is set out below) and bonus (if any) payable to each executive Director. Each service contract is for a term of three years commencing from 1st March, 2000. The remuneration payable to each executive Director under the service contract consists of salary, discretionary year-end bonus and social welfare benefits offered to employees under the law and policies of the PRC and the Zhejiang Provincial Government. The discretionary year-end bonus is subject to certain conditions and the sanction of a resolution passed at a meeting of the Board of Directors at which the Director whose entitlement to a bonus is being considered is not permitted to vote.

	2000	**2001**	**2002**
	RMB'000	*RMB'000*	*RMB'000*
Geng Xiaoping	500	550	605
Fang Yunti	400	440	484
Zhang Jingzhong	400	440	484
Xuan Daoguang	400	440	484

Ni Ciyun, the executive supervisor, entered into a service contract with the Company on 28th February, 2000 which is for a term of three years commencing from 1st March, 2000. None of the Supervisors are entitled to any remuneration.

(b) Save as disclosed in this paragraph 5, there are no existing or proposed service contracts between any of the Directors or Supervisors and the Company or any of its subsidiaries with a notice or contract period of one year or more or with provisions for pre-determined compensation on termination of an amount which equals or exceeds one year's salary or benefits in kind.

6. **Material Contracts**

The following contracts, not being contracts entered into in the ordinary course of business, which are, or may be, material have been entered into by the Company or its subsidiary undertakings within the two years preceding the date of publication of this document or earlier than that date which contain any obligation or entitlement which is material to the Group at the date of publication of this document:

(a) **The Reorganisation Agreement and the Supplementary Terms Agreement**

(i) *Reorganisation Agreement*

Pursuant to the terms of the Reorganisation Agreement:—

- the Company has been confirmed as the owner of the assets of the Hangzhou Section of the Shanghai-Hangzhou Expressway and of the Hangzhou-Ningbo Expressway;
- the Company has been assigned the ownership rights in 51 per cent. of the registered capital of each of Yuhang Co and Jiaxing Co;
- the Company has been assigned the liabilities which relate to the assets of the Hangzhou-Ningbo Expressway transferred to it;
- in consideration of Provincial Investment Co assigning the assets to the Company, the Company issued to Provincial Investment Co 2,909,260,000 Domestic Shares issued as fully paid which issue represented 65 per cent. of the net value of assets contributed to the Company by Provincial Investment Co under the Reorganisation Agreement. The remaining 35 per cent. of the net value of the said assets was allocated to the capital reserve fund;
- Provincial Investment Co has agreed to indemnify the Company against any losses arising from any assets transferred to the Company (including taxation) and incurred up to the date of incorporation of the Company;
- all liabilities of Provincial Investment Co not expressly transferred to the Company remain with Provincial Investment Co;
- Provincial Investment Co is liable to indemnify the Company for any losses it incurs from any liabilities which were not expressly transferred to the Company arising on or before 1st March, 1997 and for any tax liabilities in respect of income received on or before the transfer date and any event which occurred or assets held on or before the transfer date;
- Provincial Investment Co has guaranteed that the Company will receive all necessary approvals from the Zhejiang Provincial Government to adjust the toll

rates for the Shanghai-Hangzhou-Ningbo Expressway in accordance with the terms of the Concession Agreement. If the Company does not receive all such approvals, Provincial Investment Co will compensate the Company using a predetermined formula. This formula is based on the pro forma toll rate (assuming approval had been granted and the toll rate increased) less the actual toll rate multiplied by the previous year's actual traffic volume.

(ii) *Supplementary Terms Agreement*

Pursuant to the Supplementary Terms Agreement the parties agreed that:—

- the Company shall take over the repayment obligations under the Reorganisation Agreement and the repayment agreement between the Company and the Executive Commission of 24th March, 1997 in respect of the Company agreeing to repay to the Executive Commission loans derived from the World Bank of US$112 million, and Jiaxing Co and Yuhang Co shall take over other repayment obligations in respect of World Bank financing as separately agreed;

- the works-in-progress in respect of the Shanghai-Hangzhou Expressway and the Hangzhou-Ningbo Expressway are to be constructed by the Executive Commissions on behalf of and as directed by the Company, Jiaxing Co and Yuhang Co in respect of the sections of Shanghai-Hangzhou-Ningbo Expressway which each such company owns. The Executive Commissions were to ensure that such works would be completed in compliance with the requirements under the relevant project agreements between the World Bank and the Zhejiang Provincial Government and in accordance with the relevant construction agreements and the Concession Agreement for the Shanghai-Hangzhou-Ningbo Expressway. The Company, Jiaxing Co and Yuhang Co in respect of the sections of Shanghai-Hangzhou-Ningbo Expressway which each such company owns has undertaken to operate such works in compliance with the requirements of the World Bank project agreements upon completion;

- during the construction period, the Executive Commissions will take all legal responsibilities in respect of the World Bank project agreements. During the operation period, the Company, Jiaxing Co and Yuhang Co shall each take all legal responsibilities in respect of the World Bank project agreements as set out above.

(iii) Pursuant to an agreement which amended the Reorganisation Agreement dated 7th April, 2000, Provincial Investment Co has undertaken to the Company that if any conflicts of interest arise between Provincial Investment Co and the shareholders of the Company and as long as firstly Provincial Investment Co holds 30 per cent. or more of the issued shares of the Company and the Company is listed on the Hong Kong Stock Exchange and the Official List or secondly Provincial Investment Co is regarded as the controlling shareholder (under the provisions of the Hong Kong Listing Rules, the London Listing Rules and other relevant laws), Provincial Investment Co will not, in any place within or outside Zhejiang Province in any

manner (including, but not limited to, operating through a wholly owned enterprise, establishing a joint venture company or owning shares or other interests in other companies or enterprises):

- participate in the construction, management or operation of any toll or non-toll road, tunnel or bridge which is competing or may compete in the future directly or indirectly with any toll or non-toll road, tunnel or bridge which are or may be in the future owned, managed or operated by the Company; or

- participate in any business activity which is competing or may compete in the future directly or indirectly with the present or future business of the Company.

If a conflict of interest arises out of such participation in future, Provincial Investment Co including any associates thereof as defined in the Listing Rules has agreed to use its best endeavours to divest itself of such interest in a timely manner.

(b) **Confirmatory Deed**

Pursuant to a confirmatory deed dated 25th April, 2000 entered into between the Company and Provincial Investment Co, each party has acknowledged that each of the transactions between the Company and Provincial Investment Co (and any of its associates) has complied and will continue to comply with the requirements under the Standardizing Opinion (a summary of which is set out under sub-paragraph (b) headed "PRC securities law and regulations" under paragraph (I) headed "PRC Company Law" in Part III of this document) and is, and will be, at arm's length and on a normal commercial basis so long as Provincial Investment Co is a controlling Shareholder (within the meaning of the London Listing Rules) of the Company.

(c) **The Concession Agreement**

Pursuant to the Concession Agreement the Company received a number of rights including the following:

(i) the right to design, construct, renovate and expand, invest in, operate, manage and maintain the Shanghai-Hangzhou-Ningbo Expressway and its ancillary facilities;

(ii) the right to impose and collect toll charges and other payments in relation to the Shanghai-Hangzhou-Ningbo Expressway and its ancillary facilities;

(iii) an undertaking from the Zhejiang Provincial Government that, subject to certain conditions, it will not permit the construction, alteration or expansion of Expressways or Class 1 Roads parallel to or running in the same direction as the Shanghai-Hangzhou-Ningbo Expressway within 50 km either side of the Shanghai-Hangzhou-Ningbo Expressway;

(iv) a right of first offer of concession rights in respect of any Expressway or Class 1 Road in Zhejiang Province which right restricts the Zhejiang Provincial Government from granting any such concession right to any other party on more favourable terms than that offered to the Company;

(v) an undertaking from the Zhejiang Provincial Government that it will use its best efforts to assist the Company in obtaining land use rights, and international and domestic loans; and

(vi) the right to have the toll charges imposed by the Company adjusted every three years on a certain specified basis.

In addition, Zhejiang Provincial Government has undertaken to the Company in the Concession Agreement that the Company may adjust the current toll rates of Shanghai-Hangzhou-Ningbo Expressway as follows:

(i) adjustments may be made every three years beginning in 1999;

(ii) an adjustment no greater than the compound annual growth rate of the PRC Retail Price Index for the preceding three calendar years shall be approved and any greater adjustment shall be reasonably considered (but not necessarily approved); and

(iii) the Company has to submit a toll rate adjustment plan to the Zhejiang Provincial Government during the month of April of the adjustment year. Once the adjustment plan is approved, the new toll rates will come into effect on 1 July of the same year.

(d) **Shangsan Agreement**

The Shangsan Agreement was entered into between the Company, Provincial Investment Co, Shangyu Municipal Transport Bureau, Shengzhou Municipal Transport Bureau, Xinchang County Transport Development Company and Tiantai County Transport Development Company on 14th October, 1997 to set up a limited liability joint venture company, the Shangsan Co. The Supplemental Shangsan Agreement was entered into between all the parties to the Shangsan Agreement and Huajian Transportation Economic Development Centre ("Huajian") on 7th November, 1997 under which Huajian became an additional joint venture party to Shangsan Co. Shangsan Co. is primarily engaged in the investment in, construction, development, toll-collection and operation of the Shangsan Expressway. Under the Shangsan Agreement, the Company contributed RMB1,224 million for its 51 per cent. ownership interest in Shangsan Co.

(e) **The Shangsan Concession Agreement**

Pursuant to the Shangsan Concession Agreement, the Company received a number of rights including the following:—

(i) the right to design, construct, renovate and expand, invest in, operate, manage and maintain the Shangsan Expressway and its ancillary facilities;

(ii) the right to impose and collect toll charges and other payments in relation to the Shangsan Expressway and its ancillary facilities;

(iii) an undertaking from the Zhejiang Provincial Government that, subject to certain conditions, it will not permit the construction, alteration or expansion of Classified Roads parallel to or running in the same direction as the Shangsan Expressway within 50 km either side of that Expressway; and

(iv) the right to have the toll charges imposed by the Company adjusted every three years on a certain specified basis.

(f) An agreement dated 27th June, 1998 was entered into between the Company and Zhejiang Huajing Petroleum Co. Limited for the purpose of establishing a joint venture company,

Petroleum Co, which is primarily engaged in constructing, operating and investing in petrol stations along High Grade Roads and other roads within Zhejiang Province and the sale of petroleum products. Petroleum Co is owned as to 50 per cent. by each party. The Company has a made a capital contribution in the sum of RMB208,000,000.

(g) An agreement dated 8th December, 1998 was entered into between the Company and Jiaxing Road and Bridge Construction and Development Company ("RB Co") pursuant to which the Company agreed to purchase approximately 24.73 per cent. of the capital of Jiaxing Co for a consideration of approximately RMB735.6 million. The Company also entered into four additional agreements all dated 8th December, 1998 with each of Jiaxing Suburb Yitong Development Company, Jiashan County Yitong Development Company, Tongxiang Huatong Company and Hianing Hengtong Development Company for the purchase of an aggregate of approximately 6.02 per cent. of the capital of Jiaxing Co for a total consideration of approximately RMB179 million. Jiaxing Co is the holding company of the Jiaxing Section of the Shanghai-Hangzhou Expressway and owns the land use rights of the Jiaxing Section. The Company also has the rights to operate, and charge toll for the use of, the Jiaxing Section for a period of 30 years commencing from 29th December, 1999, the date on which the entire Shanghai- Hangzhou Expressway opened to traffic.

(h) An agreement dated 27th April, 2000 between Kleinwort Benson Limited and the Company pursuant to which the Company appointed Kleinwort Benson Limited as sponsor in connection with its application for admission to the Official List. Pursuant to this agreement the Company gives certain warranties, undertakings and indemnities to Kleinwort Benson Limited. Kleinwort Benson Limited also has the right to terminate this agreement upon the happening of certain designated events. The Company is responsible under the agreement for the fees and expenses in relation to the Introduction, of Kleinwort Benson Limited, which are estimated to amount in aggregate to £300,000.

7. Taxation

(a) UK taxation

The following paragraphs are intended as a general guide and are not exhaustive. They are based on current UK Inland Revenue practice and current legislation. They apply only to persons who are absolute beneficial owners of H Shares and hold H Shares as an investment. If you are in any doubt as to your position you should consult an appropriate professional adviser.

Tax on dividends

A holder of H Shares who is not resident in the United Kingdom for tax purposes will not be subject to tax in the United Kingdom on dividends paid by the Company unless such holder carries on a business in the United Kingdom through a branch or agency to which the H Shares in question are attributable.

Holders of H Shares who are resident in the United Kingdom will generally be subject to United Kingdom income tax or corporation tax on the gross amount of dividends paid by the Company, but will normally be entitled to a credit for any PRC withholding tax charged on the dividend (see "PRC Taxation" below).

If dividends are paid through a paying or collecting agent in the United Kingdom, such agent may be required to withhold an amount on account of United Kingdom tax at a rate proposed in the version of the Finance Bill (the "Finance Bill") ordered to be printed on 27th March, 2000 to be 10 per cent., unless evidence is provided to the Inland Revenue of the non-United Kingdom residence of the beneficial owner of the dividend. The Finance Bill contains provisions which, if enacted in their current form, abolish from 1st April, 2001 the paying and collecting agent rules mentioned above. The obligation of the paying or collecting agent to withhold tax in certain circumstances will be replaced by an extension of the Inland Revenue's powers to require the provision of certain information in relation to foreign dividends and their recipients.

Tax on capital gains

A holder of H Shares who is resident or ordinarily resident in the United Kingdom for the tax year (or any part thereof) in which he disposes of H Shares may, depending on their particular circumstances, suffer a liability to United Kingdom tax on capital gains arising on the disposal of any H Shares. However, individual registered holders of H Shares who are resident or ordinarily resident, but not domiciled, in the United Kingdom will only be liable to tax on the amounts (if any) remitted to the United Kingdom in respect of such gains.

Holders of H Shares who are not resident or ordinarily resident in the United Kingdom for tax purposes may, if they carry on a business in the United Kingdom through a branch or agency to which such H Shares are attributable, be liable to United Kingdom tax on capital gains on the disposal of such H Shares.

Stamp duty/stamp duty reserve tax

Dealings in the H Shares on the London Stock Exchange which are settled entirely by book entry through CCASS will not be liable to United Kingdom stamp duty or United Kingdom stamp duty reserve tax. If instruments of transfer or other documents transferring ownership are executed in the United Kingdom (for example, if settlement of a transaction is effected by the transfer of a share certificate to a broker or other intermediary in London), such document may be subject to United Kingdom stamp duty at the rate of 0.5 per cent. of the consideration payable in respect of the H Shares transferred. This liability to United Kingdom stamp duty will be in addition to any liability to Hong Kong stamp duty (see below under "Hong Kong taxation-stamp duty").

Inheritance tax

Liability to United Kingdom inheritance tax (currently at a rate of 40 per cent.) may arise on the death of, or a gift of H Shares by, a holder of H Shares who is domiciled (or deemed to be domiciled) in the United Kingdom.

(b) **PRC Taxation**

Taxes Applicable to Joint Stock Limited Companies

(i) Taxation of joint stock companies

(1) Income tax

According to the Provisional Regulations of Income Tax for Domestic Companies which came into effect in January 1994, all Chinese companies, including

State-owned companies, collective enterprises, private enterprises, joint stock companies and other companies (excluding joint ventures and foreign companies) are required to pay income tax at a rate of 33 per cent. on taxable income derived from their production of goods and business activities. However, income taxes could be reduced pursuant to any promulgations of new regulations by the State Council.

(2) Value Added Tax ("VAT")

Both the Provisional Regulations of VAT and the Details of Provisional Regulations of VAT (effective from 1st January, 1994) stipulate that all organisations or individuals who are engaged in sales or services of processing, maintenance and fixing, together with all organisations and individuals who are engaged in imports, are required to pay VAT. "General" tax payers, as certified by local tax bureaus, are required to pay 13 per cent. or 17 per cent. VAT. "Small sized" tax payers, as certified by local tax bureaus, are required to pay 6 per cent. VAT.

(3) Business Tax

Both the Provisional Regulations of Operation Taxes and the Details of Provisional Regulations of Operation Taxes (effective from 1st January, 1994) stipulate that all organisations and individuals engaged in labour services, transfer of intangible assets or sales promotions of real estates, are required to pay 3 per cent. to 20 per cent. business tax on their gross business turnover.

Taxation of shareholders

(i) Tax on Dividends

On 21st July, 1993 the State Tax Bureau, by a notice called the "Notice Relating to Taxes Applicable to Foreign Enterprises and Foreign Nationals in Relation to Dividends and Gains obtained from the Holding and Transferring of Shares" (the "Tax Notice") confirmed that dividends received by foreign investors from PRC listed domestic shares, and overseas listed shares such as H shares, were exempt from withholding tax, which would otherwise have been applicable at a rate of 20 per cent..

On 31st October, 1993, the Amendments to the Income Tax Law Applicable to Individuals of the PRC (the "Amendments") were promulgated. The Amendments which came to effect on 1st January, 1994 stipulate that all previously announced taxation laws and regulations which contradict the Amendments shall be invalid. Under the Amendments, any foreign national who is not a resident of the PRC will be subject to a withholding tax on dividends received from H shares at a rate of 20 per cent.. On 26th July, 1994, the State Tax Bureau issued the "Notice relating to Taxes Applicable to Dividends received by Foreign Individuals holding shares of companies listed in the PRC" (the "Notice") under which dividends or other distributions received by foreign individuals who hold overseas shares (including H shares) and/or Domestic Listed Foreign shares from a PRC listed company are, for the time being, exempt from individual income tax.

Accordingly, under current PRC laws and regulations, no withholding tax is payable in respect of dividends or other distributions on H shares held by any foreign enterprise or foreign national. If, however, the Tax Notice and the Notice are withdrawn, a 20 per cent. withholding tax may be applied on such dividends or distributions, subject to any tax reductions pursuant to an applicable double taxation avoidance treaty.

(ii) Tax on the Transfer of Shares

Although the Implementing Rules of Individual Income Tax Law of the PRC (the "Implementing Rules"), issued on 28th January, 1994, stipulated that gains realised on the sale of equity securities by an individual are subject to income tax at the rate of 20 per cent. and empower the Ministry of Finance to draft detailed rules on the mechanisms of collecting such tax, the Tax Notice exempted holders of H shares from capital gains tax on the disposal of H shares. On 20th June, 1994, the Ministry of Finance and the State Tax Bureau jointly issued the "Notice on the Temporary Non-Levy of Individual Income Tax on Gains from Share Transfers", exempting individuals from the payment of income tax on gains from the transfer of shares for the years 1994 and 1995. On 9th February, 1996, the Ministry of Finance and the State Tax Bureau jointly issued the Notice on the Temporary Non-Levy of Individual Income Tax on Gains from Share Transfers for 1996, exempting individuals from the payment of tax on gains from the transfer of shares for the year of 1996. On 30th March, 1998, the Ministry of Finance and the State Tax Bureau jointly issued the Notice on the Non-levy of Individual Income Tax on Gains from Share Transfers, exempting individuals from the payment of tax on gains from the transfer of shares since 1997.

The exemption enjoyed by a foreign enterprise under the Tax Notice is not affected by the Implementing Rules and continues to apply.

(iii) Tax Treaties

In the event that withholding tax is payable as referred to in (i) or (ii) above, foreign enterprises without an establishment or office in the PRC and non-PRC individual investors residing in countries which have entered into the avoidance of double taxation treaties with the PRC may be entitled to a reduction of withholding tax imposed on the payment of dividends to such investors. The PRC is currently a party to the avoidance of double taxation treaties with a number of countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

(iv) Stamp Duty

The Interim Regulations Concerning Taxation Issues for Joint Stock Trial Enterprises and the Interim Regulations of the PRC Concerning Stamp Duty which took effect on 1st October, 1988, impose stamp duty on the transfer of PRC listed domestic shares. However, H shares which are transferred outside the PRC are exempt from the payment of PRC stamp duty.

(v) Estate, Inheritance or Gift Tax

The PRC does not currently have any estate, inheritance or gift tax.

(c) **Hong Kong Taxation**

(i) *Dividends*

Under the current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by a company.

(ii) *Profits tax*

No profits tax is imposed in Hong Kong in respect of capital gains from the sale of property. Trading gains from the sale of property by persons who carry on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business are liable to profits tax. Gains from the sale of H Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Currently, profits tax for corporations is payable at the rate of 16.0 per cent. and others at 15.0 per cent. of their assessable profits.

(iii) *Stamp duty*

The sale and purchase of H Shares will be subject to stamp duty payable by each of the seller and the buyer. Duty is payable by reference to the amount of the consideration or, if higher, the fair value of the shares being sold. In respect of every HK$1,000, or part thereof, of the consideration or, if higher, the fair value of the shares, the current rate of duty is HK$2.25. Stamp duty is usually shared between the buyer and the seller equally in respect of transactions on the Hong Kong Stock Exchange. A fixed rate of duty of HK$5 is also payable in respect of every instrument of transfer which is required to be registered on a register or branch register maintained in Hong Kong.

(iv) *Estate duty*

Property situated in Hong Kong which passes or is deemed to pass upon the death of a person, wherever domiciled or resident, is liable to estate duty based on the value of the property in question at the date of death of such person. H Shares will constitute property situated in Hong Kong for estate duty purposes by virtue of their being registered on the Hong Kong branch register of the Company. Hong Kong estate duty is imposed on a progressive scale from 5 per cent. to 15 per cent.. The rate of and the threshold for estate duty have, in the past, been adjusted on a fairly regular basis. No estate duty is payable where the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15 per cent. applies where the aggregate value of the dutiable estate exceeds HK$10.5 million.

8. Litigation

There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened by or against any member of the Group of which the Company is aware) which may have or have had during the past 12 months a significant effect on the financial position of the Group.

9. Working Capital

The Company is of the opinion that, taking into account available banking facilities, the Group has sufficient working capital for its present requirements that is 12 months from the date of this document.

10. The Group

(a) The Company and its subsidiaries are principally engaged in investing in, constructing and managing High Grade Roads. The Company and its subsidiaries also operate certain

ancillary businesses, such as automobile servicing and the operation of petrol stations and billboard advertising along Expressways. Further details of the Company's principal subsidiaries (including details of the registered offices are set out in sub-paragraph (b) of this paragraph 10).

(b) The Company's principal subsidiaries all of which are included in the consolidation of the Group's financial information are as follows:

Name of subsidiaries	**Statutory address/ Registered office**	**Registered capital**	**Proportion of capital held**	**Principal activities**
Zhejiang Yuhang Expressway Company Limited	No. 1 Bridge Linping Town Yuhang City Zhejiang, PRC	75,223,000	51%	Management of the Yuhang Section of the Shanghai-Hangzhou Expressway
Zhejiang Jiaxing Expressway Company Limited	168 Hongxing Road Jiaxing City Zhejiang, PRC	1,859,200,000	84.2%	Management of the Jiaxing Section of the Shanghai-Hangzhou Expressway
Zhejiang Gaotong Stone Development Company Limited	Yunfeng Village Pengbu Town Hangzhou City Zhejiang, PRC	5,000,000	80%	Sale of building materials, metal and china products, sale and processing of stone products and interior decoration works
Zhejiang Shangsan Expressway Company Limited	15/F Shengkexie Tower Wulin Square Hangzhou City Zhejiang, PRC	2,400,000,000	55%	Investing, construction and operating the Shangsan Expressway 143.0 km (37.5 km is open to traffic. Construction of the entire expressway is expected to be completed by the end of 2000)
Zhejiang Expressway Advertising Company Limited	1809 Sanrui Tower 36 Qingchun Road Hangzhou City Zhejiang, PRC	1,000,000	70%	Bill Board Advertising

(c) Petroleum Co. and Shida Co. are an associate and a jointly controlled entity of the Company respectively further details of which are set out below:

Name of entity	Statutory address/ Registered office	Registered capital	Proportion of capital held	Principal activities
Zhejiang Expressway Petroleum Development Co. Limited	8 Hefang Street Hangzhou PRC	RMB416,000,000	50%	Investment in, construction and operation of petrol stations and sale of petroleum related products
Hangzhou Shida Highway Co. Limited	62 Zhaohiu Road Xiacheng District Hangzhou PRC	RMB130,000,000	50%	Operation of Shida Road

(d) The average full-time equivalent number of people employed by the Group during the three years ended 31st December, 1999 was as follows:

	1997	1998	1999
Administration and Management	171	283	283
Engineering and Technical Personnel	151	279	277
Toll Collection and Other Staff	687	1,052	1,261
Total	1,009	1,614	1,821

11. **Consents**

(a) Ernst & Young have given and have not withdrawn their written consent to the inclusion herein of their accountants' report and the references to their name in the form and context in which they are included and has authorised the contents of that part of this document for the purposes of section 152(1)(e) of the Financial Services Act 1986.

(b) Kleinwort Benson Limited has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they are included.

12. **General**

(a) Save as disclosed in the paragraph headed "Current Trading and Future Prospects" in Part I of this document, since 31st December, 1999, being the date to which the latest audited accounts of the Group were drawn up, there has been no significant change in the financial or trading position of the Group.

(b) Ernst & Young, Certified Public Accountants, of 11th Floor, Tower 2, The Gateway, 25-27 Canton Road, Kowloon, Hong Kong have audited the accounts of the Group for the three years ended 31st December, 1999. In each case their audit report has been unqualified.

13. **Documents available for inspection**

Copies and, where appropriate, English translations, of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and bank holidays excepted) up to and including 12th May, 2000 at the offices of Herbert Smith, Exchange House, Primrose Street, London EC2A 2HS:

(a) the Articles of Association of the Company;

(b) each document referred to in paragraphs 5 and 6 above ("Service Contracts" and "Material Contracts");

(c) the accountants' report prepared by Ernst & Young on the Group for the three years ended 31st December, 1999;

(d) a statement of adjustments relating to the accountants' report referred to at sub-paragraph (c) above;

(e) the audited accounts of the Company for the years ended 31st December, 1998 and 31st December, 1999;

(f) the consent letters from Ernst & Young and Kleinwort Benson Limited referred to in paragraph 11 above ("Consents").

Dated: 28th April, 2000

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the board of directors.

A joint venture is a contractual arrangement whereby the Group and other third parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Joint venture arrangements which involve the establishment of a separate entity in which the Group and other parties have an interest are referred to as jointly-controlled entities.

The Group's share of the post acquisition results and reserves of a jointly-controlled entity is included in the consolidated income statement and consolidated reserves, respectively. The Group's interest in a jointly-controlled entity is stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for diminutions in values other than those temporary in nature deemed necessary by the directors.

An associated company is an enterprise, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally, not less than 20 per cent. of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of an associated company is included in the consolidated income statement and consolidated reserves, respectively. The Group's interest in an associated company is stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for permanent diminutions in values deemed necessary by the directors.

As at 31st December, 1999, the particulars of the Company's principal subsidiaries, associated company and jointly-controlled entity are as follows:

Name	Date and place of registration	Equity interest attributable to the Company	Registered capital or registered capital to be contributed (RMB'000)	Principal business
Subsidiaries				
Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co")	30th June, 1994 PRC	84.2%	1,859,200	Construction, operation and management of the Jiaxing Section of the Shanghai-Hangzhou Expressway
Zhejiang Yuhang Expressway Co., Ltd. ("Yuhang Co")	7th June, 1994 PRC	51.0%	75,223	Construction, operation and management of the Yuhang Section of the Shanghai-Hangzhou Expressway
Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co")	1st January, 1998 PRC	55.0%	2,400,000	Construction, operation and management of the Shangyu-Sanmen Road ("Shangsan Expressway")
Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co")	1st June, 1998 PRC	70.0%	1,000	Advertising
Zhejiang Gaotong Stone Development Co. Ltd. ("Gaotong Co")	3rd November, 1997 PRC	80.0%	5,000	Processing and sale of decorative stones
Associated company				
Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co")	1st July, 1998 PRC	50.0%	416,000	Operation of gas stations and sale of petroleum related products
Jointly-controlled entity				
Hangzhou Shida Highway Co., Ltd. ("Shida Co")	1st September, 1999 PRC	50.0%	130,000	Development and operation of the connecting road to Hangzhou "Shiqiao-Dajing" (also known as "Shida Road") with respect to the Shanghai-Hangzhou Expressway

The consolidated income statement has been prepared in accordance with the Hong Kong Statements of Standard Accounting Practice ("HKSSAP"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs from that used in the preparation of the statutory accounts of the Group which were prepared in accordance with the relevant accounting principles and financial regulations applicable to PRC enterprises.

The tax refunded and refundable represent the financial subsidies received during the year or immediately after the year end. It is the directors' opinion that these refunds are received without recourse. Notwithstanding this, as a result of the State Council's newly released directive numbered Guo Fa [2000]2 in respect of correcting the tax refund policies adopted by local governments with effect from 1st January, 2000, the Company is seeking clarification and advice from relevant government authorities as to whether the Company and its subsidiaries may continue to enjoy the 18% tax refund in future. Should the aforementioned directive be applicable to the entitlement of the Group's existing preferential tax treatment, the Company, according to the directive and with the assistance from Zhejiang Provincial Government, will make an application to the relevant national authorities to enable the Company to continue to enjoy the relevant financial subsidies as a major transportation infrastructure investment enterprise listed abroad from Zhejiang Provincial Finance Department. However, there is no assurance that the application will be approved.

	1999 RMB'000	1998 RMB'000
Group:		
Taxation charged	166,839	142,703
Overprovision in prior year	(10,930)	—
Taxation refunded/refundable	(82,966)	(77,788)
	72,943	64,915
Deferred taxation	(2,312)	2,616
Share of tax attributable to:		
An associated company	7,443	6,264
Overprovision in prior year of an associated company	(6,264)	—
	71,810	73,795

There was no material unprovided deferred tax in respect of the year (1998: Nil).

4. **Transferred to reserves**

In accordance with the Company Law of the PRC and the Company's articles of association, the Company, its subsidiaries and associated company are required to allocate 10 per cent. of their profit after taxation, as determined in accordance with PRC accounting standards and regulations applicable to the Company, its subsidiaries and associated company, to the statutory surplus reserve (the "SSR") until such reserve reaches 50 per cent. of the registered capital of the Company, its subsidiaries and associated company. Subject to certain restrictions set out in the Company Law of the PRC and the Company's articles of association, part of the SSR may be capitalised.

In addition, Shangsan Co and Petroleum Co were required by the relevant tax authorities to transfer the EIT waived for 1998 to their respective SSR account in 1999. The transfer has been incorporated in these financial statements.

In accordance with the Company Law of the PRC, the Company, its subsidiaries and associated company are required to transfer between 5 per cent. to 10 per cent. of their profit after taxation, as determined in accordance with PRC accounting standards and regulations applicable to the Company, its subsidiaries and associated company, to their statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Company, its subsidiaries and an associated company. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as properties of the Company, its subsidiaries and associated company.

For the Period, the board of directors of the Company has proposed to transfer RMB52,316,000 and RMB26,159,000 to the SSR and the PWF respectively. The aggregate amount represents 15 per cent. of the Company's profit after taxation of RMB523,165,000 determined in accordance with the PRC accounting standards. The transfer to the PWF is subject to shareholders' approval at the forthcoming annual general meeting.

According to the relevant regulations in the PRC, the amount of profit available for distribution is the lower of the amount determined under the PRC accounting standards and the amount determined under HKSSAP and accounting principles generally accepted in Hong Kong.

As at 31st December, 1999, the Company had reserves of approximately RMB311,335,000 (1998: RMB319,056,000) available for distribution by way of cash or in kind.

5. **Dividends**

	1999 RMB'000	1998 RMB'000
Interim dividend RMB0.015 (approximately HK$0.014) cents per share	65,147	—
Proposed final dividend RMB0.04 (approximately HK$0.037) (RMB0.035 (approximately HK$0.033) in 1998)	173,725	152,009
Total dividend	238,872	152,009

	Hangzhou-Ningbo Expressway	Hangzhou Section
Toll revenue (RMB'000)	556,136	25,874
Year on year growth	+23.66%	+30.89%
% of total toll revenue	51.13%	2.38%

A. **Shanghai-Hangzhou-Ningbo Expres**

The Shanghai-Hangzhou-Ningbo Exp lies along the southern tip of the Yangtze F and became fully operational at the end of

Adjustment of toll rates

Pursuant to the approval granted by increased the distance-based toll rate for C Ningbo Expressway from RMB0.40/km to



The ste tre

Traffic volume



Wi Ha dai veh part vol and Sha 14, resp inc resp the veh

In 1 ...e incr 65.7

Toll revenue



In 1 Jiax fina toll Han RMI incr (199

In 1 reve total base com

amenable to a cash offer. But DLJ is advising Wellington. tional buy-out fund.

This notice is issued in compliance with the requirements of the UK Listing Authority (the "UKLA"). It does not constitute an offer or an invitation to any person to subscribe for or purchase any securities.

Application has been made to the UKLA for all of the issued H share capital of Zhejiang Expressway Co., Ltd. to be admitted to the official list of the UKLA (the "Official List") by way of introduction ("Introduction"). It is expected that admission to the Official List will become effective and that dealings in the H shares of RMB1.00 each will commence on the London Stock Exchange on Friday, 5th May, 2000.

Kleinwort Benson Limited ("Dresdner Kleinwort Benson") and Kleinwort Benson Securities Limited (which are regulated in the United Kingdom by The Securities and Futures Authority Limited) are acting for Zhejiang Expressway Co., Ltd. and no-one else in connection with the Introduction and they will not be responsible to anyone other than Zhejiang Expressway Co., Ltd. for providing the protections afforded to clients of each of them or for providing advice in relation to the contents of this Formal Notice or any transaction or arrangement referred to herein.

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Introduction to the Official List
Sponsored by Dresdner Kleinwort Benson

Share capital
Authorised, issued and fully paid

RMB	*Number*
2,909,260,000	2,909,260,000 Domestic shares of par value RMB1.00
1,433,854,500	1,433,854,500 H Shares of par value RMB1.00

Zhejiang Expressway has a primary listing on the Hong Kong Stock Exchange and is engaged in investing in, constructing and managing toll roads in China as well as ancillary businesses such as automobile servicing, the operation of petrol stations and bill board advertising along the toll roads.

Listing Particulars were published on Friday, 28th April, 2000 in connection with the Introduction. Copies of the Listing Particulars can be obtained during normal business hours on any weekday (public holidays excepted) for a period of 14 days from the date hereof up to and including Wednesday, 17th May, 2000, for inspection only from the Document Viewing Facility, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, London E14 5HS and for collection from:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Wednesday, 3rd May 2000

01 NOV 13 AM 8:09



he Period is based on the net profit from ordinary
for the Period of RMB548,311,000 (1998:
s (1998: 4,343,114,500 shares) in issue during the

ided 31st December, 1999 and 1998 have not been
ng these years.

OSURE OF REGISTER

over was approximately RMB1,050,498,000,
nt. over that of 1998. Profit after tax was
ting an increase of 34.1 per cent. over 1998.

irectors") have recommended the payment of
ely HK$0.037, based on an exchange rate of
per share in respect of the Period. The final
d of RMB0.015 (or approximately HK$0.014)
MB0.055 per share, representing an increase
The payment of such final dividend to its
s of the Company (the "H Shares")) is subject
olders at the 1999 Annual General Meeting
ned on 25th May, 2000. The Company will
e of the 1999 Annual General Meeting and the

pany will be closed from 25th April, 2000 to
ng which period no transfer of shares will be
o qualify for payment of the final dividend are
transfer together with the relevant share
the Company's registrar of H Shares, at 2/F,
ral, Hong Kong by no later than 4:00 p.m. on
hares will be paid in Hong Kong dollars based
quoted by People's Bank of China in the 5
ate of the 1999 AGM.

ilts and rapid growth in 1999. The opening to
i-Hangzhou Expressway at the end of 1998
Hangzhou-Ningbo Expressway, the core asset
r cities of Shanghai, Hangzhou and Ningbo.
e surged by 65.17% from RMB658,505,000 in

l revenue in respect of the Hangzhou-Ningbo
Jiaxing Sections of the Shanghai-Hangzhou
Road, and the Shangsan Expressway:

hai-Hangzhou Yuhang

In 1999, the average toll revenue per vehicle using Shanghai-Hangzhou-Ningbo Expressway was approximately RMB47.8, representing a surge of 30.6% over 1998. This was mainly due to increases in: (1) the average distance travelled by vehicles as a result of the full operation of the Shanghai-Hangzhou-Ningbo Expressway; and (2) the distance-based toll revenue following the toll rate increase in July 1999.

B. Yuhang East Connecting Road

The Yuhang East Connecting Road is owned by Yuhang Co and became operational in December 1995. With the approval from Zhejiang Provincial Government, it commenced toll collection at the same time, offsetting its maintenance costs. Prior to the opening of the Jiaxing Section of the Shanghai-Hangzhou-Ningbo Expressway, Yuhang East Connecting Road served as the primary carriageway between the Yuhang Section of the Shanghai-Hangzhou-Ningbo Expressway and National Road 320. Following the opening of the Jiaxing Section at the end of 1998, it merely served as a connecting road between the Shanghai-Hangzhou-Ningbo Expressway and National Road 320. In 1999, the toll revenue attributable to the Yuhang East Connecting Road was approximately RMB12,904,000. The Yuhang East Connecting Road ceased toll collection since 1 January 2000.

C. Shangsan Expressway

The entire Shangsan Expressway covers a total distance of approximately 143 km. Phase I (comprising four sections with a total length of approximately 37.5 km) of Shangsan Expressway has already been opened to traffic. In 1999, there were approximately 7,274 vehicles passing in both directions daily, representing an increase of 10.0% over 1998, while the toll revenue was approximately RMB99,881,000, representing a year-on-year increase of approximately 9.75%.

Construction of Phase 2 of the Shangsan Expressway is progressing smoothly and is scheduled for completion by the end of 2000. Upon completion, it will be a dual two-lane expressway with a total of ten interchanges, nine toll stations, and three service areas.

Given the current construction work of Phase 2, two existing toll stations at Shangyu and Xinchang respectively ceased toll collection since 1st January, 2000. The Directors believe that subsequent work may result in a significant reduction of toll revenue of Shangsan Co in 2000. However, such result is expected to be short-term. Subject to the approval by Zhejiang Provincial Government, new toll stations and toll rates will be in place when the entire Shangsan Expressway becomes fully operational.

Petroleum Operations

In 1999, Petroleum Co achieved a steady growth. The number of gas stations operated by Petroleum Co increased from 33 since its establishment in July 1998 to 77 at the end of 1999. In 1999, the Group's interests in Petroleum Co's net profit after taxation was approximately RMB42,760,000.

Advertising Business

In 1999, Advertising Co realised an operating income of RMB5,859,000 and profit after taxation of approximately RMB2,990,000

In 1999, the PRC economy continued to grow rapidly and the provinces neighbouring Zhejiang Province were economically active. In particular, Zhejiang Province was one of the fastest growing provinces in the PRC with an outstanding economic performance. The economic growth in the neighbouring provinces also provided momentum to the Company's toll road operations.

At the end of October 1999, the PRC Highway Law was amended pursuant to which, the State will levy taxes instead of imposing road construction and maintenance fees in order to raise capital for road construction and maintenance. The Directors believe that the amended Highway Law, generally beneficial to the highway business, will not only facilitate the standardisation and legalisation of highway operating rights, but will also be conducive to the investment environment. Furthermore, the Directors expect that the imminent abolition of such charges and other vehicle-related fees will stimulate automobile consumption, which will, in turn, boost the traffic volume of the Group's roads.

The PRC and the US signed a bilateral agreement on 15th November, 1999 whereby the PRC is likely to join the WTO sometime in 2000. In the long term, the PRC's WTO membership will be conducive to the PRC's economy. The PRC enterprises will be required to enhance their competitiveness. This will accordingly increase the economic efficiency and give impetus to the continued economic growth, all of which should bring increased traffic volume onto the expressways.

Prospects

Since the second half of 1999, the senior management, the Board of Directors, and external management consultants of the Company have reviewed and discussed the Company's future strategies and prospects. After a thorough study of the road industry, its operating environment and the Company's resources, the Company aims to become a leading infrastructure investment company in the PRC by the end of 2010.

In 2000, the Company will work to ensure the timely completion of the Shangsan Expressway, and to proceed with the widening of the section of the Hangzhou-Ningbo Expressway between Hongken at Xiaoshan and Guzhu at Shangyu from four lanes to six lanes to increase capacity for future traffic growth volume. In addition, the Company aims to improve its performance by focusing on the following:

- The Company will strive to establish and refine the client-based operational systems with a view to tapping the full growth potential of the existing road business. Meanwhile, the Company will seek ISO 9002 Certification to improve service quality and customer satisfaction.
- The Company will actively identify new projects for investment and acquisition, and will endeavour to explore new areas for project growth.
- The Company will make adjustments to the Company's organisational operations by enhancing the various key functions and developing teams so as to establish its project-based organisational and operational structure

ressway		East	
Yuhang Section	Jiaxing Section	Connecting Road	Shangsan Expressway
81,674	311,203	12,904	99,881
43.35%	—	-68.5%	+9.75%
7.51%	28.61%	1.19%	9.18%

vay

ssway is a dual two-lane expressway, which ver Delta. It has a total length of 247.6 km, December 1998.

hejiang Provincial Government, the Group ss 1 vehicles using the Shanghai-Hangzhou-MB0.45/km since 1st July, 1999.

percentage of Class 1 vehicles has remained y but the vehicle count is on an upward , following the toll rate adjustment.

the full operation of the Shanghai-zhou-Ningbo Expressway, the average traffic volume surged 28.5% to 14,814 les in 1999 from the previous year. In cular, in 1999, the average daily traffic ne of the Hangzhou-Ningbo Expressway he Hangzhou and Yuhang Section of the ghai-Hangzhou-Ningbo Expressway were 3, 25,471, and 24,931 vehicles ctively, representing year-on-year ases of 29.7%, 58.4% and 55.1% ctively. The average daily traffic volume of iaxing Section in 1999 stood at 13,661

99 : average distance of vehicles using Shanghai-Hangzhou-Ningbo Expressway ased 39.9% year-on-year to approximately km.

99, following the operation of both the g Section with a length of 88.1 km and the 1.3 km portion of the Yuhang Section, the revenue generated by the whole Shanghai-zhou-Ningbo Expressway reached 974.9 million, representing a sharp ise of approximately 85.17% over 1998 /1997: 22.7%).

99, the entrance and distance-based toll ues accounted for 15.6% and 84.4% of the toll revenue respectively. The distance-toll revenue made up the larger share as ired to the previous year.

In December 1999, pursuant to a document jointly issued by the Zhejiang Provincial Department of Communication, the Zhejiang Provincial Department of Public Security, and the Zhejiang Provincial Administration of Industry and Commerce, an exclusive right of unified installation and dissemination of outdoor advertisements along the Shanghai-Hangzhou-Ningbo Expressway was granted to the Company. The Directors believe that by leveraging on the expansion and management of advertising media and clients, the business of Advertising Co will expand in 2000.

Shida Road

On 20th August, 1999, the Company and Hangzhou Highway Development Co., Ltd. entered into an agreement ("Shida JV Contract") to establish a jointly-controlled entity, Shida Co, for the development and operation of Shida Road project with respect to the Shanghai-Hangzhou Expressway. Pursuant to the Shida JV Contract, the Company acquired a 50% interest in Shida Co for a cash consideration of RMB65,000,000.

Shida Road covers a total length of approximately 9.45 km and is a connecting road of the Shanghai-Hangzhou Expressway which provides access to urban Hangzhou. An approximate 2 km section linking the Shanghai-Hangzhou Expressway will form part of Hangzhou Ring Road. The construction cost of Shida Road is approximately 367 million. Shida Road is an improved connecting road of the Shanghai-Hangzhou-Ningbo Expressway network and also serves as the second access to urban Hangzhou, attracting more vehicles onto the Shanghai-Hangzhou-Ningbo Expressway to access urban Hangzhou.

USE OF IPO PROCEEDS

The net proceeds of the initial public offering of the H Shares of the Company (the "IPO") in 1997 amounted to approximately RMB3,524 million. Details of the applications of such proceeds as at 31st December, 1999 are set out below:

- Approximately RMB534.45 million was applied as capital contribution to Jiaxing Co for completing construction works of the Jiaxing Section of the Hangzhou-Ningbo Expressway
- Approximately RMB5.34 million was used in relation to Contract No. 8 (the contract relating to the upgrading the toll collection system and the introduction of traffic monitoring, communications and lighting systems on the Hangzhou-Ningbo Expressway)
- Approximately RMB637.48 million was used towards repayment of loans and payment of interest
- Approximately RMB 29.4 million was used to purchase approximately 2.44 per cent. of the registered capital of Jiaxing Co
- At the time of the Company's listing, approximately RMB900 million was reserved for the potential investment in the Huzhou Section of the Hangzhou-Nanjing Expressway. However, in November 1998, the Company, with the approval from its shareholders, applied this portion of the IPO proceeds to pay for the consideration for the acquisition of an approximately 30.748 per cent. interest in the capital of Jiaxing Co (the "Acquisition"). The total consideration in relation to the Acquisition was approximately RMB914.7 million, and was funded entirely by the IPO proceeds. Half of the Acquisition consideration was paid in December, 1998 and the balance was paid in March 1999
- Approximately RMB 1048.05 million was used as capital contribution to Shangsan Co. The balance of the capital contribution in the sum of approximately RMB175.95 million will be paid in 2000
- Approximately RMB38 million was used as capital contribution to Petroleum Co

As at 31st December, 1999, the Company used approximately RMB3,207.42 million, or approximately 91% of its IPO proceeds. The balance of approximately RMB316.58 million was deposited in commercial banks in the PRC and invested in listed liquidable state bonds.

EFFECTS OF RECENT ECONOMIC DEVELOPMENTS ON THE COMPANY

Given the dwindling impact of Asian financial turmoil, coupled with the economic recovery in the regional countries, there was a marked improvement in the overall operating environment in 1999.

- The Company is committed to improving its human resource system, and will establish a market-based remuneration system, a performance appraisal system, and a training programme to develop and nurture its employees.
- The Company will give top priority to the cultivation of a corporate culture highlighting its core values in performance appraisals.

Change of Composition of the Board and the Supervisory Committee

The terms of appointment of existing Directors and Supervisors will expire on 29th February, 2000. On 14th January, 2000, the Company despatched to its shareholders a notice of an extraordinary general meeting ("EGM") to be held in Hangzhou on 28th February, 2000 to approve, among others, the election of the new members of the Board of Directors and Supervisory Committee for a second term. The new Board of Directors will comprise nine members, including four executive directors' and five non-executive directors, of whom three are independent non-executive directors. The new Supervisory Committee will comprise five members, including one staff representative, and four others being external supervisors, of whom three are independent supervisors. Other than the staff representative on the Supervisory Committee who is elected by the Company's employees, the remaining Supervisors and the Directors are to be elected at the EGM. Further details will be announced upon the convening of the EGM.

The Year 2000 Problem

The Directors confirm that the Group's computer systems involved in its operations are Year 2000 compliant as all computer systems and business processes have continued to function and operate properly after 31st December, 1999 without no significant problems noted. The Directors believe that, in the circumstances, the Group's business operations are Year 2000 compliant.

DISCLOSURE OF INTERESTS AND OTHER MATTERS

A. **Purchase, sale and redemption of the Company's shares**

Neither the Company nor its subsidiaries had purchased, sold, redeemed or cancelled any of the Company's shares during the Period.

B. **Accommodation benefits for employees**

According to the relevant rules and regulations in the PRC, the Group and its employees are required to contribute to a housing fund (based on a certain percentage of the salaries of the employees). There are no further payment obligations beyond the said contribution to the housing fund. In 1998, the Company purchased apartments for the sum of RMB19 million and made a provision of RMB15.3 million in that year for the eventual estimated loss on their disposal. The Company planned to sell the apartments to certain eligible employees of the Company at a discount of approximately 80 per cent., and the sale of the apartments will be completed in 2000. Save as disclosed above, the Company did not own, acquire or dispose any staff quarters during the Period.

C. **Deposits**

As at 31st December, 1999, the Company did not have any designated deposits or overdue time deposits with any financial institutions in the PRC.

D. ***Secondary Listing on the London Stock Exchange***

The Board of Directors has resolved to apply to the China Securities Regulatory Commission and the London Stock Exchange ("LSE") for a secondary listing of its H Shares on the LSE by way of an introduction in order to broaden its shareholder base. The Company will not issue new shares for this purpose. Subject to, among others, obtaining the approval of the said application, the dealing in the H Shares on the LSE is expected to commence in May 2000.

By Order of the Board
Geng Xiaoping
Chairman and General Manager

Hangzhou, Zhejiang, the PRC
22nd February, 2000

2

AGENCE FRANCE-PRESSE
in Manila

Acer has put on hold its planned Philippines expansion and may even slash its operations there by half unless direct air links between Manila and Taipei are restored, according to a government report.

The Subic Bay free port management said "the continued absence of flights between Taiwan and the Philippines is seriously affecting the daily operations of Acer".

The Taiwan computer firm, which has invested US$120 million in Subic, uses "just-in-time" production techniques where no factory inventory is maintained and output is shipped overseas by air.

Taiwan carrier Eva Airways handled as much as 70 per cent of Acer's output, but the cancellation of the bilateral air deal had delayed the shipment of the company's goods "for days", the report said.

"If the situation continues, Acer will be constrained to put on hold its planned expansion in Subic Bay," the report said, warning that "worse, it will be forced to downsize its operations by more than 50 per cent in order to cut losses".

Manila suspended the air accord with Taiwan in July accusing Eva and China Airlines of poaching Philippine Airlines passengers.

Direct links were cut in October and resumed briefly in February, but services were again suspended on March 15 with accusations of unfair competition.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Proposed Introduction to the official list of the UK Listing Authority

Application has been made to the UK Listing Authority (the "UKLA") for all of the issued H shares of RMB1.00 each ("H Shares") of Zhejiang Expressway Co., Ltd. (the "Company") to be admitted to the official list of the UKLA (the "Official List"). It is expected that admission to the Official List will become effective and that dealings in the H shares will commence on the London Stock Exchange on Friday, 5th May, 2000. The listing on the Official List will be a secondary listing by way of an introduction, with the Company's primary listing being in Hong Kong, and no new capital is being raised.

The Company was established on 1st March, 1997 and is principally engaged in investing in, constructing and managing toll roads in Zhejiang Province in the People's Republic of China. Additionally, it has ancillary businesses such as automobile servicing, the operation of petrol stations and bill board advertising along the toll roads. The Company obtained a listing for its H Shares on The Stock Exchange of Hong Kong Limited in May 1997. The Company has a majority interest in the Shanghai-Hangzhou-Ningbo Expressway, a toll road of 247.6km which is fully operational, and the Shangsan Expressway, a toll road of 143km of which 37.5km is currently open to traffic and construction of the remainder of which is expected to be completed by the end of 2000.

For the year ended 31st December, 1999, the Company recorded turnover of Rmb1,050 million (£78.4 million) and operating profit of Rmb857 million (£64.0 million), representing increases of 60% and 38% respectively compared with the same figures for 1998.

Through the secondary listing, the Directors intend to enhance the value of the Company by:

- Raising the Company's profile among investors in Europe;
- Widening the existing shareholder base by attracting more European institutional investors;
- Encouraging more European based analysts to provide research coverage of the Group;
- Increasing the trading hours and liquidity of the H Shares; and
- Increasing the Company's ability to raise additional capital if it becomes necessary.

The Company is not raising new funds in conjunction with the secondary listing and is not offering H Shares for purchase or subscription by the public. The Directors believe that the secondary listing will have no material negative impact on the H Shares. The shareholders of the Company in Hong Kong can request for the listing particulars by writing to the Company's H Share Registrar, HKSCC Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong (Ref: Client Administration).

The secondary listing is sponsored by Kleinwort Benson Limited.

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, Zhejiang Province, the PRC, 2nd May, 2000

01 NOV 13 AM 8:09

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this [illegible] representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Board of Directors of Zhejiang Expressway Co., Ltd. is pleased to announce that on 6th April, 2000 Zhejiang Expressway Co., Ltd. entered into a Capital Transfer Agreement with an independent third party, Zhejiang Semiconductor Technology Co., Ltd. to acquire from Zhejiang Semiconductor Technology Co., Ltd. a 16.67 per cent. ownership interest in the capital of JoinHands Technology Co., Ltd. for a cash consideration of RMB5.5 million (equivalent to approximately HK$5.19 million). On the same date, Zhejiang Expressway Co., Ltd. entered into a Capital Subscription Agreement with JoinHands Technology Co., Ltd., whereby Zhejiang Expressway Co., Ltd. has agreed to subscribe for approximately 20 per cent. in the enlarged capital of JoinHands Technology Co., Ltd. for a cash consideration of RMB13 million (equivalent to approximately HK$12.3 million). The cash consideration for the Capital Transfer Agreement and the Capital Subscription Agreement was agreed upon after arm's-length negotiations as the Board of Directors of Zhejiang Expressway Co., Ltd. believe that Joinhands Technology Co., Ltd. has promising growth prospects. Following the subscription, Zhejiang Expressway Co., Ltd. will have a 30 per cent. interest in the enlarged capital of Joinhands Technology Co., Ltd. The other shareholders of Joinhands Technology Co., Ltd. include third parties independent of Zhejiang Expressway Co., Ltd.

JoinHands Technology

JoinHands Technology Co. Ltd. ("JoinHands Technology") is a limited liability company established on 3rd August, 1999 in the Zhejiang Province of the People's Republic of China with a registered capital of RMB30 million, of which RMB26.4 million was contributed by Zhejiang Semiconductor Co., Ltd. ("Zhejiang Semiconductor") and the balance contributed by another independent third party. JoinHands Technology is principally engaged in research, development, sales and technical services of computer software and hardware, as well as the construction and development of industrial control systems, computer integrated systems, computer on-line service systems and building intelligent systems.

The major business activity of JoinHands Technology involves the construction and expansion of "National Commodity Anti-Counterfeit Monitoring Servicing System" (the "Anti-Counterfeit System"). Based on inspection using digital technology, this Anti-Counterfeit System consists of a one code per label anti-counterfeit system, bar code recognition system and computer network. The application of the Anti-Counterfeit System involves adhering anti-counterfeit labels incorporating various technologies onto products. Thus, products with such a label can be checked upon purchase through a computer network and monitored throughout the entire distribution process. The Anti-Counterfeit System was credited by the Zhejiang Provincial Government on 4th January, 2000 as one of the "First Batch of Major High-tech Industrializing Projects". On 24th September, 1999, JoinHands Technology was approved by the National Liquor Anti-Counterfeit Monitoring Network Office as a construction and technology promotion agent for the "National Liquor Anti-Counterfeit Monitoring Network".

JoinHands Technology intends to increase its registered capital from RMB30 million to RMB50 million and Zhejiang Expressway Co., Ltd. (the "Company") will hold 30 per cent. of its enlarged capital, representing an amount of Rmb15 million.

Reasons for investing in JoinHands Technology

The Board of Directors (the "Directors") believe that JoinHands Technology has promising growth prospects, and that the investment will result in a close business alliance between the Company and JoinHands Technology. JoinHands Technology will also provide strong technological support for the Company's toll road projects as well as other future infrastructure projects of the Company in line with the long term interests of the Company's shareholders.

Furthermore, the Directors confirm that the total investment of the Company in JoinHands Technology amount to less than 0.22 per cent. of the Company's consolidated net assets for the year ended 31st December, 1999. Therefore, the Company considers any risk that may arise as a result of this investment to be insignificant, and that this investment in JoinHands Technology will not change the nature of the Company as an infrastructure company focusing on toll road business.

Nonetheless, the Directors would like to draw to the attention of the investors the fact that the business of JoinHands Technology is still at a start-up stage, and its current major project, the "National Liquor Anti-Counterfeit Monitoring Network" is in a very initial stage of market promotion. Hence, there is no assurance that JoinHands Technology will be able to make a profit from this project. Should marketing plans be shelved as a result of insufficient interest, the Company's investment in this company may be adversely affected.

By Order of the Board
Geng Xiaoping
Chairman

Hangzhou, the PRC
7th April, 2000

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 1999 Annual General Meeting ("AGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00 a.m. on Thursday, 25th May, 2000 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") for the conduct of the following business:

1. To consider and approve the report of the directors of the Company for the year 1999;
2. To consider and approve the report of the supervisory committee of the Company for the year 1999;
3. To consider and approve the audited financial statements of the Company for the year 1999;
4. To consider and approve the proposed distribution of profits and the final dividend of the Company for the year 1999;
5. To consider and approve the budget plan of the Company for the year 2000;
6. To consider and approve the re-appointment of Ernst & Young (Hong Kong Certified Public Accountants) as the international auditors of the Company and Zhejiang Pan-China Certified Public Accountants (浙江天健會計師事務所), as the PRC auditors of the Company and to authorize the board of directors of the Company (the "Board") to fix their remunerations.
7. To consider and, if thought fit, pass the following resolutions as special resolutions, and to authorize the Board to issue additional shares not exceeding 20 per cent. of the total nominal value of the existing issued shares of the Company.

   THAT:

   (a) Subject to the paragraphs (b) & (c) below, the exercise by the Board during the Relevant Period (as defined in paragraph hereunder) of all the powers of the Company to allot, issue or otherwise deal with, either separately or concurrently, each of the existing issued domestic shares ("Domestic Shares") and overseas listed foreign shares ("H Shares") in the capital of the Company be and is hereby approved;

   (b) Subject to the approval as required under paragraph (a) above, the Board shall be authorised to allot or issue Domestic Share and/or H Shares, either separately or concurrently, not more than 20 per cent. of each of the existing issued Domestic Share and H Shares in the capital of the Company as at the date of passing this resolution;

CHRISTINE KUNG
Solicitor
Herbert Smith
Hong Kong SAR

(c) Approval as required in paragraph (a) above is subject to granting of approval from China Securities Regulatory Commission of the PRC;

(d) For the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of :-

(i) from the passing of this special resolution, until conclusion of the Company's next AGM;

(ii) the expiry of the twelve month period from the date of passing this resolution; or

(iii) the date of revocation or variation of the authority given under this resolution by a special resolution of the Company's general meeting.

(e) The Board shall be authorised to make appropriate amendments to articles 18, 19 and 22 of the Articles of Association to increase the Company's share capital, and to reflect the new capital structure of the Company after the allotment or issuance as provided in paragraph (a) above.

8. To consider and, if thought fit, pass the following resolutions as special resolutions and to authorize the Board to repurchase H Shares not exceeding 10 per cent. of the total nominal value of the existing issued H Shares ;

THAT:

(a) Subject to paragraphs (b) and (c) hereunder, the exercise by the Board during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company, upon approval from the China Securities Regulatory Commission and State Administration for Foreign Exchange and State Economic and Trade Commission of the PRC to repurchase the H Shares in the capital of The Company on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), be and is hereby approved, provided that the repurchase is in compliance with all applicable laws and regulations, rules and provisions and/or stipulations of the PRC government or Securities Supervisory departments or Hong Kong Stock Exchange or any other government or supervisory organizations;

(b) The total nominal value of the H Shares to be repurchased by the Company during the Relevant Period, upon approval as required under paragraph (a) above shall not exceed 10 per cent. of the total nominal value of the existing issued H Shares on the day this special resolution is passed;

(c) Approval as required under paragraph (a) above is subject to the following conditions :

(i) Passing of the special resolutions by the extraordinary general meetings for both Domestic Shares and H Shares to be held on 25th May, 2000 (or the subsequent day as may be applicable) (other than this sub-paragraph c, contents of such resolutions are similar to those in this Notice);

(ii) Granting of approval from the China Securities Regulatory Commission, State Administration for Foreign Exchange and State Foreign Economic and Trade Commission of the PRC; and

(iii) No claim from the creditors of the Company for repayment of any understanding debts or provision of guarantee to such debts according to the procedure of notice in article 26 of the Company's Articles of Association (or should any creditor make such claim, the Company at its absolute discretion repaying relevant debts or providing relevant guarantee);

(d) For the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of :-

(i) from the passing of this special resolution, until conclusion of the Company's next AGM;

(ii) the expiry of the twelve months period from the date of passing this resolution; or

(iii) the date of revocation or variation of the authority given under this resolution by a special resolution in the Company's general meeting.

(e) The Board shall be authorised to make appropriate amendments to articles 18, 19 and 22 of the Articles of Association to reduce the Company's share capital and to reflect the new capital structure of the Company after the completion of the repurchase as provided in paragraph (a) above.

9. To consider and, if thought fit, pass the following resolutions as special resolutions:

THAT:

(a) subject to obtaining approval from the Ministry of Foreign Trade and Economic Cooperation, the status of the Company be changed to that of a foreign investment joint stock limited company be and hereby approved;

(b) the Board shall be authorised to make applications to the relevant government supervisory organization and to complete any other related formalities to change the status of the Company as provided in (a) above.

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, Zhejiang Province, the PRC
7th April, 2000

Notes:

1. Eligibility for attending the Annual General Meeting

   Holders of H Shares who intend to attend the Annual General Meeting must give all transfer instruments and the relevant share certificates to the share registrar for the H Shares of the Company, HKSCC Registrars Limited (which address is set out in paragraph 5 below), at or before 4:00 p.m. on 20th April, 2000.

2. Registration procedures for attending the Annual General Meeting

   (i) Holders of H Shares and Domestic Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before 5th May, 2000.

   (ii) A shareholder of the Company ("Shareholder") or his/her/its proxy should produce proof of identity when attending the meeting. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

3. Proxy

   (i) A Shareholder eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder.

   (ii) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

   (iii) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of domestic invested shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to HKSCC Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the Annual General Meeting.

   (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. Closure of Register of Members

   The register of members of H Shares of the Company will be closed from 25th April, 2000 to 24th May, 2000 (both days inclusive).

5. Miscellaneous

   (i) The Annual General Meeting will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

   (ii) The address of the share registrar for the H Shares of the Company, HKSCC Registrars Limited, is at:

   2/F, Vicwood Plaza
   199 Des Voeux Road Central
   Hong Kong

   (iii) The legal address of the Company is at:

   19th Floor, Zhejiang World Trade Center
   15 Shuguang Road
   Hangzhou 310007
   People's Republic of China

   Telephone No.: (+86)-571-7985588
   Facsimile No.: (+86)-571-7950329

IMPORTANT

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your H Shares in Zhejiang Expressway Company Limited, you should at once hand this circular and the accompanying forms of proxy to the purchaser or to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONDITIONAL GENERAL MANDATES

TO ISSUE DOMESTIC SHARES AND H SHARES,

AND TO REPURCHASE H SHARES

CHRISTINE KUNG
Solicitor
Herbert Smith
Hong Kong SAR

The Annual General Meeting of Zhejiang Expressway Company Limited will be held at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, People's Republic of China on Thursday, 25th May, 2000 at 10:00 a.m.. the notice convening the meeting is sent out to shareholders simultaneously with this circular.

An extraordinary general meeting for holders of H Shares will be held at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, People's Republic of China on Thursday, 25th May, 2000 at 11:00 a.m., or upon the conclusion of its 1999 Annual General Meeting, the notice convening the meeting is set out on pages 10 to 12 of this circular.

7th April, 2000

CONTENTS

Pages

DEFINITIONS 1

LETTER FROM THE CHAIRMAN

1. Introduction 3
2. Conditional general mandate to issue additional Shares 4
3. Conditional general mandate to repurchase H Shares 4
4. Explanatory statement on the conditional general mandate for repurchase of H Shares 6
5. Recommendation 9

NOTICE OF EXTRAORDINARY GENERAL MEETING FOR HOLDERS OF H SHARES 10

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held on 25th May, 2000
"Articles of Association"	the articles of association of the Company
"Company"	Zhejiang Expressway Co., Ltd.
"Company Law"	the Company Law of the People's Republic of China
"CSRC"	China Securities Regulatory Commission
"Directors"	the directors of the Company
"Domestic Shareholders' EGM"	the extraordinary general meeting for holders of Domestic Shares of the Company to be held on 25th May, 2000
"Domestic Shares"	domestic shares of nominal value RMB1.00 each in the capital of the Company
"Group"	the Company and its subsidiaries
"H Shareholders' EGM"	the extraordinary general meeting for holders of H Shares of the Company to be held on 25th May, 2000
"H Shares"	overseas listed foreign shares of nominal value RMB1.00 each in the capital of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	6th April, 2000, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mandatory Provisions"	the Mandatory Provisions for the Articles of Association of Companies Seeking a Listing Outside the People's Republic of China
"PRC"	People's Republic of China

"RMB"	Renminbi yuan, the lawful currency of the PRC
"SAEC"	State Administration for Exchange Control
"SETC"	State Economic and Trade Commission
"Share Issue Mandate"	the conditional general mandate to be granted to the Directors by a special resolution at the AGM to exercise all powers of the Company to allot, issue and otherwise deal with additional Domestic Shares and/or H Shares and to make or grant offers, agreements and options which would or might require the exercise of such powers not more than 20 per cent. of each of the existing issued Domestic Shares and H Shares as at the date of the passing of such special resolution
"Share Repurchase Mandate"	the conditional general mandate to be granted to the Directors by special resolutions at the AGM, the Domestic Shareholders' EGM and the H Shareholders' EGM to exercise all powers of the Company to purchase H Shares not more than 10 per cent. of the existing issued H Shares as at the date of the passing of such special resolutions
"Shares"	Domestic Shares and H Shares
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Executive Directors:
Mr. Geng Xiaoping
Mr. Fang Yunti
Mr. Zhang Jingzhong
Mr. Xuan Daoguang

Non-executive Directors:
Mr. Xia Linzhang
Mrs. Zhang Chunming

Independent non-executive Directors:
Dr. Henry H. L. Hu
Mr. C.C. Tung
Mr. Zhang Junsheng

Legal Address:
19th Floor, Zhejiang
World Trade Center,
15 Shuguang Road,
Hangzhou
People's Republic of China
310007

7th April, 2000

To the holders of H Shares

Dear Sir/Madam

CONDITIONAL GENERAL MANDATES

TO ISSUE DOMESTIC AND H SHARES,

AND TO REPURCHASE H SHARES

1. INTRODUCTION

On 6th April, 2000, the Directors announced that the AGM for the purposes of approving the grant to the Directors of the Share Issue Mandate and the Share Repurchase Mandate, and the Domestic Shareholders' EGM and the H Shareholders' EGM for the purposes of approving the grant to the Directors of the Share Repurchase Mandate, all on a conditional basis, will be convened on 25th May, 2000. This circular contains further information relating to the Share Issue Mandate and the Share Repurchase Mandate being proposed by the Directors and the notice convening the H Shareholders' EGM.

The Directors consider that it is in the interests of the Company and its shareholders that the Directors be granted:

(a) the Share Issue Mandate which would entitle the Directors to allot, issue or otherwise deal with Domestic Shares and/or H Shares and to make or grant offers, agreements and options which would or might require the exercise of such powers; and

(b) the Share Repurchase Mandate which would entitle the Directors to repurchase H Shares in issue.

2. CONDITIONAL GENERAL MANDATE TO ISSUE ADDITIONAL SHARES

In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any Shares, approval is being sought from the shareholders of the Company for a conditional general mandate to issue Domestic Shares and/or H Shares. At the AGM, a special resolution set out in paragraph 7 of the notice of the AGM will be proposed to grant to the Directors a general mandate, conditional upon the approval of CSRC being obtained, to allot, issue and deal with additional Domestic Shares and/or H Shares and to make or grant offers, agreements and options which would or might require the exercise of such powers with an aggregate nominal value not exceeding 20 per cent. of each of the existing issued Domestic Shares and H Shares as at the date of the passing of such resolution.

3. CONDITIONAL GENERAL MANDATE TO REPURCHASE H SHARES

Relevant legal and regulatory requirements in Hong Kong and the PRC

The Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of reducing its share capital or in connection with a merger between itself and another entity that holds its shares. The Mandatory Provisions which the Company has incorporated in its Articles of Association provide that subject to obtaining the approval of the relevant regulatory authorities and compliance with its articles of association, share repurchases may be effected by a joint stock limited company listed outside the PRC for the purpose of reducing its share capital or in connection with a merger between itself and another entity that holds its shares or in circumstances permitted by law or administrative regulations.

The Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the directors to repurchase shares of such company that are listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in a general meeting and special resolutions passed by holders of domestic shares and H shares in separate meetings.

The repurchase of H Shares by the Company is subject to the approval of the CSRC. In addition, as the H Shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars and the price payable by the Company upon any repurchase of H Shares will, therefore, be paid in Hong Kong dollars, the approval of the SAEC is also required. The Company has also been advised by its PRC legal adviser that the passing of a special resolution to approve the grant to the Directors of the Share Repurchase Mandate would, irrespective of whether such mandate is actually exercised by the Directors, constitute a reduction in the registered capital of the Company. Hence, the approval of the SETC is also required.

In accordance with the requirements of the Article 26 of the Articles of Association applicable to capital reduction, the Company will have to notify its creditors of the passing of such special resolution and the reduction of the registered capital of the Company that would occur should the

Directors decide to exercise the Share Repurchase Mandate. Such notification has to be given in writing to the the Company's creditors within 10 days after the passing of such special resolution and also by way of the publication on 3 occasions of a press announcement within 30 days after the passing of such special resolution . Creditors then have a period of up to 30 days after the Company's written notification or if no such notification has been received, up to 90 days after the first publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

Conditions

In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any H Share (including where such repurchase may lead to an enhancement of the net asset value per Share and/or the earnings per Share), approval is being sought from the shareholders of the Company for a conditional general mandate to repurchase H Shares in issue. In accordance with the legal and regulatory requirements described above, the Directors have convened the AGM, the Domestic Shareholders' EGM and the H Shareholders' EGM. At each such meeting, a special resolution will be proposed to grant to the Directors a conditional general mandate to purchase H Shares in issue on the Hong Kong Stock Exchange with an aggregate nominal value not exceeding 10 per cent. of the existing issued H Shares as at the date of the passing of such resolution. The Share Repurchase Mandate will be conditional upon (a) the passing of the special resolution approving the grant of the Share Repurchase Mandate being approved at each of the AGM, the Domestic Shareholders' EGM and the H Shareholders' EGM; (b) the approvals of the CSRC, SAEC and SETC being obtained; and (c) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under Article 26 of the Articles of Association as described above. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (c), it expects to do so out of its internal resources. If the conditions are not fulfilled, the Share Repurchase Mandate will not be exercisable by the Directors.

Expected sequence of events

On the basis that the Share Repurchase Mandate is approved at the AGM, the Domestic Shareholders' EGM and the H Shareholders' EGM, the approximate timing of the expected sequence of events is summarised in the following table:

25th May, 2000	approval of the Share Repurchase Mandate at the AGM the Domestic Shareholders' EGM and, the H Shareholders' EGM
not later than 4th June, 2000	notification to be sent by the Company to its creditors
not later than 24th June, 2000	publication of a press announcement by the Company on 3 occasions to notify creditors (in addition to the notification sent by the Company)
up to 4th July, 2000 (being 30 days after the Company's notification to its creditors)	creditors who have received the Company's notification may request the Company to repay amounts due to them or to provide guarantees in respect of such amounts

up to 4th September, 2000 (being 90 days after the first publication of the press announcement by the Company)	creditors who have not received the Company's notification may request the Company to repay amounts due to them or to provide guarantees in respect of such amounts
around 4th October, 2000	(if the Company is not required by any of its creditors to repay or provide guarantee in respect of any amount due to such creditor) approvals of CSRC, SAEC and SETC are expected to be obtained by the Company and thereafter, the Share Repurchase Mandate becomes exercisable (or if the Company is required by any of its creditors to repay or provide guarantee in respect of any amount due to such creditor and the Company determines to repay or provide guarantee in respect of such amount) approvals of CSRC, SAEC and SETC are expected to be obtained by the Company around 30 days after arrangements have been made for all such repayments and/or guarantees and, thereafter the Share Repurchase Mandate becomes exercisable

Pursuant to PRC legal and regulatory requirements and the provisions of the Articles of Association, a written notice convening the AGM and the written notice convening the Domestic Shareholders' EGM together with this notice have been issued by the Company to the only holder of Domestic Shares, Zhejiang Provincial High Class Highway Investment Company Limited on 7th April, 2000.

In accordance with the Listing Rules and the provisions of the Articles of Asociation, the Circular will be sent to the holders of H Shares. It serves as an Explanatory Statement (as hereinafter stated) to provide the holders of H Shares with information reasonably necessary to enable them to make an informed decision on whether to vote for or against the special resolution set out in paragraph 8 of the notice of the AGM and the special resolution set out in paragraph 1 of the notice of the H Shareholders' EGM to approve the grant to the Directors of the Share Repurchase Mandate.

4. EXPLANATORY STATEMENT ON THE CONDITIONAL GENERAL MANDATE FOR REPURCHASE OF H SHARES

(a) Exercise of the Share Repurchase Mandate

Subject to the passing of the special resolution no. 8 set out in the notice of the AGM, the special resolution no.. 1 set out in the notice of the H Shareholders' EGM and the special resolution approving the grant to the Directors of the Share Repurchase Mandate in the Domestic Shareholders' EGM, the Directors will be granted the Share Repurchase Mandate until the end of the Relevant Period (as defined in resolution no. 1 (d) set out in the notice of the H Shareholders' EGM contained in this circular). The exercise of the Share Repurchase Mandate is subject to the approvals of the CSRC, SAEC and SETC being obtained and to the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of the such amount) pursuant to the notification procedure under Article 26 of the Articles of Association.

The exercise in full of the Share Repurchase Mandate (on the basis of 1,433,844,500 H Shares in issue as at the Latest Practicable Date) would result in up to a maximum of 143,384,450 H Shares being repurchased by the Company during the Relevant Period.

(b) **Reasons for repurchase of H Shares**

The Directors believe that the proposed repurchase of H Shares is in the best interests of the Company and its shareholders. Such repurchase may lead to an enhancement of the net asset value per Share and/or its earnings per Share.

(c) **Funding of repurchase of H Shares**

In repurchasing H Shares, the Company intends to apply funds from the Company's internal resources (which may include surplus funds and retained profits) legally available for such purpose in accordance with the laws and regulations of the PRC and the Articles of Association.

If the Share Repurchase Mandate is exercised in full, there could be an adverse impact on the working capital or gearing position of the Group (as compared with the position disclosed in the audited consolidated financial statements as at 31st December, 1999). The Directors, therefore, do not propose to exercise the Share Repurchase Mandate to such an extent unless the Directors determine that such repurchases are, taking into account of all relevant factors, in the best interests of the Group.

(d) **H Share prices**

The Company has not repurchased any H Shares (whether on the Hong Kong Stock Exchange or ortherwise) preceding the date of this circular. The highest and lowest prices at which H Shares have been traded on the Hong Kong Stock Exchange during each of the previous twelve months were as follows:

	Highest *HK$*	Lowest *HK$*
2000		
January	1.23	1.08
February	1.15	0.87
March	0.99	0.86
1999		
April	1.46	1.23
May	1.42	1.09
June	1.57	1.13
July	1.78	1.30
August	1.58	1.21
September	1.41	1.19
October	1.26	1.03
November	1.44	1.10
December	1.27	1.14

(e) **General**

None of the Directors, to the best of their knowledge, having made all reasonable enquiries, nor any of their associates (as defined in the Listing Rules) currently intends to sell any H Shares to the Company under the Share Repurchase Mandate if the Share Repurchase Mandate is granted by shareholders of the Company and the conditions to which the Share Repurchase Mandate is subject are fulfilled.

The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Listing Rules and the relevant laws and regulations of the PRC.

As at the Latest Practicable Date, Zhejiang Provincial High Class Highway Investment Company Limited ("Provincial Investment Co") was beneficially interested in 2,909,260,000 Domestic Shares, representing approximately 67.0 per cent. of the total issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase H Shares under the Share Repurchase Mandate, Provincial Investment Co's shareholding interest in the Company would be increased from approximately 67.0 per cent. to approximately 69.3 per cent.

The Directors are not aware of any consequences of any purchases of H Shares pursuant to the Share Repurchase Mandate which would arise under the Takeovers Code or any similar laws and regulations of the PRC of which the Directors are aware.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell H Shares to the Company, or have undertaken not to sell any of the H Shares held by them, in the event that the Share Repurchase Mandate is approved by shareholders of the Company and the conditions to which the Share Repurchase Mandate is subject are fulfilled.

(f) **Status of repurchased H Share**

The Listing Rules provide that the listing of all the H Shares repurchased by the Company shall be automatically cancelled and the relevant share certificates shall be cancelled and destroyed. Under PRC laws, the H Shares repurchased by the Company will be cancelled and the Company's registered share capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

(g) **General dealing restrictions**

The Listing Rules permit the Company to repurchase its H Shares on the Hong Kong Stock Exchange subject to the following restrictions:

(i) the H Shares proposed to be purchased by the Company must be fully paid up;

(ii) all H Shares repurchased on the Hong Kong Stock Exchange in any given calendar month shall be limited to a maximum of 25 per cent. of the total number of H Shares which were traded on the Hong Kong Stock Exchange in the preceding calendar month;

(iii) the Company shall not purchase H Shares on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time;

(iv) The Company shall procure that any broker appointed by the Company to effect the purchase of H Shares shall disclose to the Hong Kong Stock Exchange such information with respect to purchases made on behalf of the Company as the Hong Kong Stock Exchange may request;

(v) The Company shall not knowingly purchase H Shares from a connected person and a connected person shall not knowingly sell his H Shares to the Company, on the Hong Kong Stock Exchange;

(vi) The Company may not purchase H Shares on the Hong Kong Stock Exchange at any time after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information is made publicly available. In particular, during the period of one month immediately preceding either the preliminary announcement of the Company's annual results or the publication of the Company's interim report, the Company may not purchase H Shares on the Hong Kong Stock Exchange; unless the circumstances are exceptional;

(vii) the Company may not repurchase H Shares on the Hong Kong Stock Exchange if that repurchase would result in (a) any H Share not being held by the public (except as otherwise permitted by the Hong Kong Stock Exchange in its discretion); (b) the H Shares being held by the public being less than 10 per cent. of the total issued share capital of the Company; and (c) the aggregate amount of Domestic Shares and H Shares being held in the hands of the public being less than 25 per cent. of the total issued share capital of the Company; and

(viii) the Company may not, without the prior approval of the Hong Kong Stock Exchange, make a new issue of H Shares or announce a proposed new issue of H Shares for a period of 30 days after any repurchase of H Shares.

(h) **Reporting requirement**

Under the Listing Rules, repurchases of H Shares on the Hong Kong Stock Exchange or otherwise must be reported to the Hong Kong Stock Exchange not later than 9:30 a.m. on the following business day. The Company is also required to include in its annual report and accounts a monthly breakdown of purchases of H Shares made during the year including the number of H Shares repurchased each month, purchase price per share or the highest and lowest price paid for all such repurchases and, where relevant, the aggregate price paid. The Company shall procure that any broker appointed by it to effect the purchase of H Shares shall disclose to the Hong Kong Stock Exchange such information with respect to purchases made on behalf of the Company as the Hong Kong Stock Exchange may request.

5. RECOMMENDATION

The Directors consider that the grant of the Share Issue Mandate and the Share Repurchase Mandate to the Directors is in the best interests of the Company and accordingly recommend all holders of H Shares to vote in favour of the resolutions set out in paragraphs 7 and 8 of the notice of the AGM and the resolutions set out in paragraph 1 of the notice of the H Shareholders' EGM.

Yours faithfully,
Geng Xiaoping
Chairman

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE IS HEREBY GIVEN that the Board of Directors (the "Board") of Zhejiang Expressway Co., Ltd. (the "the Company") has decided that an extraordinary general meeting for holders of H Shares of the Company ("H Shares") will be held at 11:00 a.m. on Thursday, 25th May, 2000, or upon the conclusion of its 1999 Annual General Meeting ("AGM") at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") for conduct of the following business:

1. To consider and, if thought fit, pass the following resolutions as special resolutions, and to authorize the Board to repurchase H Shares not exceeding 10 per cent. of the total nominal value of its existing issued H shares;

   THAT:

   (a) Subject to the paragraphs (b) and (c) hereunder, the exercise by the Board during the Relevant Period (as defined in paragraph (d) below) of all powers of the Company to repurchase its H Shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), be and is hereby approved, provided that the repurchase complies with all applicable laws and regulations, rules and provisions and/or stipulations of the PRC government or securities supervisory department or the Hong Kong Stock Exchange or any other government or supervisory organizations;

   (b) The total nominal value of the H Shares to be repurchased by the Company during the Relevant Period, upon approval as required under paragraph (a) above, shall not exceed 10 per cent. of the total nominal value of the existing issued H Shares on the day this resolution is passed;

   (c) Approval as required under paragraph (a) is subject to the following conditions:

      (i) Passing of the special resolution no. 8 at the AGM and any special resolution at the EGM for holders of domestic invested shares of the Company ("Domestic Shares") to be held on 25th May, 2000 (or any subsequent day as may be applicable) (other than this sub-paragraph (c)(i), contents of such resolutions are similar to those in this Notice);

      (ii) Granting of approval from the China Securities Regulatory Commission, State Administration for Foreign Exchange and State Economic and Trade Commission of the PRC; and

(iii) No claim from the creditors of the Company for repayment of any outstanding debts or provision of guarantee to such debts according to the procedure of notice in article 26 of the Company's Articles of Association, (or should any creditor make such claim, the Company at its absolute discretion repaying relevant debts or providing relevant guarantee);

(d) For the purpose of this special resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of:

(i) from the passing of this special resolution, until conclusion of the Company's next AGM;

(ii) the expiry of the twelve months period from the date on which this resolution is passed;

(iii) the date of revocation or variation of the authority given under this special resolution by a special resolution in the Company's general meeting.

(e) The Board shall be authorised to make appropriate amendments to articles 18, 19 and 22 of the Articles of Association to reduce the Company share capital and to reflect the new capital structure of the Company upon the repurchase as provided in paragraph (a) above.

2. To transact other business as may be required.

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, the PRC
7th April, 2000

Notes:

1. Eligibility for attending the Extraordinary General Meeting

Holders of H Shares who intend to attend the Extraordinary General Meeting must give all transfer instruments and the relevant share certificates to the share registrar for the H Shares, HKSCC Registrar Limited (which address is set out in paragraph 5 below), at or before 4:00 p.m. on 20th April, 2000.

2. Registration procedures for attending the Extraordinary General Meeting

(1) Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company by post or by facsimile (address and facsimile number are shown in paragraph 5 below) such that the same shall be received by the Company on or before 5th May, 2000.

(2) A holder of H Shares or his/her/its proxy should produce proof of identity when attending the Extraordinary General Meeting. If a corporate Shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

3. Proxy

(1) A holder of H Shares eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a member.

(2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

(3) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered to HKSCC Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the Extraordinary General Meeting.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a Shareholder, such proxies shall only exercise the right to vote on a poll.

4. Closure of Register of Members

The register of members holding the H Shares will be closed from 25th April, 2000 to 24th May, 2000 (both days inclusive).

5. Miscellaneous

(1) The Extraordinary General Meeting will not last for more than one hour. Holders of H Shares who intend to attend the meeting shall bear their own travelling and accommodation expenses.

(2) The address of the share registrar for the H Shares, HKSCC Registrars Limited, is at:

2/F, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

(3) The legal address of the Company is at:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou 310007
People's Republic of China

Telephone No.: (+86)-571-7985588
Facsimile No.: (+86)-571-7950329

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浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Notice of Extraordinary General Meeting

The directors of Zhejiang Expressway Company, Ltd. ("Company") announce that the proposal to amend certain provisions of the articles of association ("Articles") of the Company will be put to vote by the shareholders of the Company at the Extraordinary General Meeting of the Company to be held on 28th February 2000. Notice of that meeting is set out below. The proposal to amend the Article is *made pursuant to a notice ("Notice") issued by China Economic and Trade Co-operation Bureau and the China Securities Regulatory* Commission to the securities regulatory departments of all the provinces and cities on 29th March 1999 (document no. Guojinmouqigai [1999] no. 230).

The Notice requires that all overseas PRC listed issuers to increase the number of their independent directors and independent supervisors at the time when their directors and supervisors are to be elected for a new term of office. It is required that more than half of the members of the board of directors are non-executive directors. Of the non-executive directors, there are more than two independent directors who are not employees of the company and are not connected with any shareholders of the company. In addition, more than half of the supervisors of the company are to be non-executive superivsors. Of the non-executive supervisors, more than two are required to be independent supervisors who are not connected with any shareholders of the company and not employed by the company.

The term of office of each of the directors and supervisors of the Company is due to expire on 1st March 2000. The directors of the Company propose to convene the extraordinary general meeting to pass the resolutions relating to amending the relevant provisions of the Articles in the light of the new requirements under the Notice.

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:30 a.m. on Monday, 28th February, 2000 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") for the conduct of the following business:

A. As special resolutions:—

To consider and approve the following amendments to the Articles of Association of the Company and to authorize the board of directors of the Company to file the amended articles of association with the relevant approval authority of the PRC and to take all other necessary actions in connection therewith:—

(i) Article 90 be and is hereby amended to read as "The Company shall have a board of directors. The board of directors shall comprise nine directors, of whom four shall be executive directors and five shall be non-executive directors. Of the five non-executive directors, three shall be independent non-executive directors. The board of directors shall have one chairman and several vice-chairmen."

(ii) Article 110 be and is hereby amended to read as "The supervisory committee shall comprise five persons, one of whom shall act as the chairman of the supervisory committee. The term of office of the supervisors shall be 3 years, after which the supervisors shall be eligible for re-election and re-appointment. The appointment and dismissal of the chairman of the supervisory committee shall be determined by a resolution passed by two-thirds or more of the members of the supervisory committee."

(iii) Article 111 be and is hereby amended to read as "The supervisory committee shall include at least three independent supervisors and one representative of the staff and workers of the Company. The representative of the staff and workers shall be elected and removed democratically by the staff and workers; whereas all the other supervisors shall be elected and removed in the shareholders' general meeting."

B. As ordinary resolutions:—

1. *To elect directors of the Company and approve their remuneration;*
2. To elect supervisors of the Company and approve their remuneration;
3. To a[illegible]orize the board of directors of the Company to approve any necessary amendments to the directors' service contracts, the [illegible]ervisors' service contracts, the contracts to be entered into by the relevant directors and supervisors relating to the compliance with all relevant laws and regulations and arbitration, and other relevant documents and to authorize any one executive director of the Company to sign the relevant contracts and other relevant documents for and on behalf of the Company *with the newly elected or re-elected directors and supervisors and to take all other necessary actions in connection therewith.*

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, Zhejiang Province, the PRC
14th January, 2000

Notes:

1. Eligibility for attending the Extraordinary General Meeting

Holders of H shares of the Company ("H Shares") who intend to attend the Extraordinary General Meeting must give all transfer instruments and the relevant *share certificates to the share registrars for the H Shares, HKSCC Registrars Limited (which address is set out in paragraph 5 below), at or before 4:00p.m.* on 27th January, 2000.

2. Registration procedures for attending the Extraordinary General Meeting

(1) *Holders of H Shares and domestic invested shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the* Extraordinary General Meeting to the Company by post or by facsimile (address and facsimile number are shown in paragraph 5 below) such that the same shall be received by the Company on or before 7th February, 2000.

(2) A shareholder of the Company ("Shareholder") or his/her/its proxy should produce proof of identity when attending the Extraordinary General Meeting. If a corporate Shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

3. Proxy

(1) A Shareholder eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a member.

(2) A pr[illegible] should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be [illegible]d *with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the* appo[illegible]or, the power of attorney or other authorization document(s) of such attorney should be notarised.

(3) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of domestic invested shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to HKSCC Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the Extraordinary General Meeting.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a Shareholder, such proxies *shall only exercise the right to vote on a poll.*

4. Closure of Register of Members

The register of members holding the H Shares will be closed from 28th January 2000 to 25th February 2000 (both days inclusive).

5. Miscellaneous

(1) The Extraordinary General Meeting will not last for more than one day. Shareholders who intend to attend the meeting shall bear their own travelling and accommodation expenses.

(2) The address of the share registrar for the H Shares, HKSCC Registrars Limited, is at:

2/F, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

(3) The legal address of the Company is at:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou 310007
People's Republic of China

Telephone No.: (+86)-571-7985588
Facsimile No.: (+86)-571-7985599

6. The notice of the Extraordinary General Meeting, the proxy form and the Shareholders' reply slip have also been despatched to the Shareholders today.

South China Morning Post, Business Post 29 Feb 2000

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Appointment of New Directors and Supervisors and the Establishment of an Audit Committee

The directors and supervisors of Zhejiang Expressway Co., Ltd. (the "Company") have been appointed for a new term of office commencing 1st March, 2000. The Board (as defined below) also announces the establishment of an audit committee with effect from 1st March, 2000.

The board ("Board") of directors ("Directors") of the Company is pleased to announce that Mr. GENG Xiaoping, Mr. FANG Yunti, Mr. ZHANG Jingzhong and Mr. XUAN Daoguang have been re-elected as the executive Directors, and Mr. XIA Linzhang and Ms. ZHANG Chunming have been elected as the non-executive Directors. Dr. HU Hung Lick, Henry and Mr. TUNG Chee Chen have been re-elected as the independent non-executive Directors, and Mr. ZHANG Junsheng has been elected as the independent non-executive Director. The term of office of these Directors will be for a period of three years commencing on 1st March, 2000.

Mr. Geng Xiaoping has been elected as the Chairman of the Board and appointed as the General Manager of the Company. Mr. Fang Yunti has been appointed as the Deputy General Manager and the Chief Financial Officer of the Company. Mr. Xuan Daoguang has been appointed as the Deputy General Manager of the Company. Mr. Zhang Jingzhong has been appointed as the Secretary to the Board.

Mr. NI Ciyun has been elected as a supervisor of the Company ("Supervisor") representing the staff and workers. Mr. MA Kehua has been elected as the non-executive Supervisor and the Chairman of the Supervisory Committee of the Company. Mr. LU Fan, Mr. SUN Xiaoxia and Mr. ZHENG Qihua have been elected as the independent non-executive Supervisors. The term of office of these Supervisors will be for a period of three years commencing on 1st March, 2000.

The Board also announces the establishment of an Audit Committee with effect from 1st March, 2000. The Audit Committee will comprise Mr. Xia Linzhang and Ms. Zhang Chunming, the non-executive Directors, and Dr. Hu Hung Lick, Henry, Mr. Tung Chee Chen and Mr. Zhang Junsheng, the independent non-executive Directors. Mr. Tung Chee Chen has been appointed as the Chairman of this committee.

The Board would like to take this opportunity to welcome all the new Directors and Supervisors and to express its gratitude for Mr. Ying Shudeng and Mr. Xu Yikang who served as Directors until 29th February, 2000 for their contribution to the Company.

By Order of the Board of Directors of
Zhejiang Expressway Co., Ltd
Zhang Jingzhong
Director/Company Secretary

Hangzhou, 29th February, 2000

01 NOV 13 AM 8:09


Announcement of Results
for the year ended 31st December, 199

The board of directors of Zhejiang Expressway Co., Ltd. (the "Company") is ›leased to announce the audited results of the Company and its subsidiaries (hereinafter ollectively referred to as the "Group") for the year ended 31st December, 1999 (the Period"), prepared in conformity with the accounting principles generally accepted in ‹ong Kong and the basis of presentation as stated in note 1 below, together with the 1998 ›mparative figures as follows:

INANCIAL HIGHLIGHTS

ONSOLIDATED INCOME STATEMENT

01 NOV 13 AM 8:09

	Notes	Year ended 31st December, 1999 RMB'000	Year ended 31st December, 1998 RMB'000
RNOVER	2	1,050,498	655,069
erating Costs		(298,417)	(220,537
›ss Profit		752,081	434,532
ıer Revenue		167,528	234,573
ninistrative Expenses		(60,320)	(45,611
er Operating Expenses		(2,374)	(63ſ
)FIT FROM OPERATING ACTIVITIES		856,915	622,85ſ
ınce Costs		(172,922)	(94,741
ːe of Profit of an Associated Company		22,559	18,98ː
PROFIT BEFORE TAX		706,552	547,10(
Tax	3	(71,810)	(73,79ː
PROFIT BEFORE MINORITY INTERESTS		634,742	473,30ː
Minority interests		(86,431)	(68,91·
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		548,311	404,39
Transferred to Reserves	4	(144,937)	(75,65
Dividends	5	(238,872)	(152,00
RETAINED PROFIT FOR THE YEAR		164,502	176,72
EARNINGS PER SHARE	6	12.62 cents	9.31 cent

Notes:

1. **Basis of presentation**

The consolidated income statement include the audited income statements of the Company and i subsidiaries for the year ended 31st December, 1999. The results of subsidiaries acquired disposed of during the year are consolidated from or to their effective dates of acquisition disposal, respectively. All significant intercompany transactions and balances are eliminated ‹ consolidation.



Due to the adoption of the revised HKSSAP I during the current year, the presentation of the income statement has been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation.

In addition, a restatement of the carrying values of the Group's and the Company's short term investments in securities to their fair value (i.e. the market price) as at 31st December, 1998 was made in accordance with the newly adopted HKSSAP 24. The restatement has retrospectively increased the Group's profit from operating activities for the year ended 31st December, 1998 by Rmb19,133,000 (net off deferred tax).

Turnover

Turnover mainly represents toll income generated from operation of expressways, the value of advertising services rendered, the value of road maintenance services rendered, net of relevant revenue taxes.

	1999	1998
	RMB'000	*RMB'000*
Toll income	1,087,672	658,505
Advertising service	5,859	2,231
Road maintenance service	6,971	24,843
Others	9,918	5,697
Less: Revenue taxes *(Note)*	(59,922)	(36,207)
	1,050,498	655,069

Note:

The Group is subject to the following types of revenue taxes:

- Business tax ("BT") levied at 3%-5% on toll income and other service income;
- City Development Tax levied at 1%-7% of BT;
- Education Supplementary Tax levied at 3.5%-4% of BT; and
- Culture & Education Fee, levied at 3% of advertising income.

Taxation

No provision for Hong Kong profits tax has been made in the results for the Period as the Group had no taxable profit in Hong Kong during the Period.

The Group is subject to PRC Enterprise Income Tax (the "EIT") at the rate of 33 per cent. on its taxable income (based on income for financial reporting purposes prepared in accordance with the PRC laws and regulations).

According to an approval from Zhejiang Provincial Local Tax Bureau dated 14th February, 2000, Shangsan Co qualified for the exceptions under the category of "new enterprise providing employment opportunities to redundant workers" as defined in the relevant national tax rules and therefore, was entitled to an exemption from EIT for three years starting from 1st January, 1998.

Pursuant to a series of directives issued by Zhejiang Provincial People's Government, Municipal Governments of Yuhang and Jiaxing in 1997, the Company, Yuhang Co and Jiaxing Co were entitled to respective refunds from Zhejiang Finance Bureau or Municipal Finance Bureau of Yuhang and Jiaxing, of an amount equal to 18% of their taxable income in respect of the EIT paid to the tax bureau, respectively.

6. **Earnings per share**

The calculation of earnings per share for
activities attributable to shareholders
RMB404,391,000) and 4,343,114,500 sha
Period.

Diluted earnings per share for the years
calculated as no diluting event existed du

RESULTS, FINAL DIVIDENDS AND (

During the Period, the Group's tur
representing an increase of 60.4 per c
approximately RMB634,742,000, represe

The directors of the Company (the '
a final dividend of RMB0.04 (approxim
HK$1 to RMB1.07 (for reference only)
dividend, together with the interim divid
per share, amount to a total dividend of
of 57.1 per cent. over that of last yea
shareholders (including holders of ha
to the approval of the Company's shar
("AGM"), which is expected to be con
notify its shareholders of the time and pl
business to be transacted at a later stag

The register of members of the Co
24th May, 2000 (both days inclusive), d
registered. Holders of H Shares who wis
required to deliver their instruments
certificates to HKSCC Registrars Limit
Vicwood Plaza, 199 Des Voeux Road C
20th April, 2000. The dividend for the H
on the average of the daily exchange r
trading days immediately preceding the

BUSINESS REVIEW

The Group achieved satisfactory r
traffic of the Jiaxing Section of Shan
marked the full operation of the Shangh
of the Group, which links the three m
Under the "networking effect", toll reve
1998 to RMB1,087,672,000 in 1999.

The table below sets out the 1999
Expressway, the Hangzhou, Yuhang, a
Expressway, the Yuhang East Connecti